Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

January 31, 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079



06010633

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since December 20, 2005. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,



François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier *(with encls.)*

MONTREAL:589847.2

File No. 82-3764

OSLER

SCHEDULE A
January 31, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Annual Participation Fee for Reporting Issuers (Ontario Form 13-502F1)	January 10, 2006	1.7
2.	Management's Discussion and Analysis dated December 8, 2005 for the Year ended October 31, 2005	January 10, 2006	1.1
3.	Audited Annual Financial Statements for the Year ended October 31, 2005	January 10, 2006	1.1
4.	Code of Professional Conduct	January 17, 2006	4.16
5.	News Release announcing National Bank's buyback program of a maximum of 5 per cent of its common shares	January 19, 2006	4.4
6.	Minutes of the Annual Meeting of Holders of Common Shares of National Bank of Canada held on March 2, 2005	January 20, 2006	1.9
7.	Notice dated January 18, 2006 of Annual Meeting of Shareholders to be held on March 8, 2006	January 20, 2006	1.4
8.	News Release announcing availability of National Bank's 2005 Annual Report	January 20, 2006	1.1

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
9.	Management Proxy Circular dated March 8, 2006 relating to the Annual Meeting to be held on March 8, 2006	January 20, 2006	1.4
10.	Form of Proxy for the Annual Meeting to be held on March 8, 2006	January 20, 2006	1.4
11.	Form 52-109A1 – Certification of Annual Filings - CFO	January 20, 2006	1.3
12.	Form 52-109A1 – Certification of Annual Filings - CEO	January 20, 2006	1.3
13.	2005 Annual Report	January 20, 2006	1.1
14.	Annual Information Form dated January 18, 2006	January 20, 2006	1.2
15.	Report of Exempt Issuer Bid dated January 27, 2006	January 27, 2006	4.3

File No. 82-3764


NATIONAL
BANK
OF CANADA

Minutes

MINUTES of the Annual Meeting of Holders of Common Shares of NATIONAL BANK OF CANADA held at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, on Wednesday, March 2, 2005, at 9:30 a.m. (the "Meeting").

Jean Douville, Chairman of the Board of Directors (the "Board") of National Bank of Canada (the "Bank"), welcomed the shareholders and introduced the Chairs of the Committees of the Board. He stated that, in accordance with the By-Laws of the Bank, the Board had designated him to act as Chairman of the Meeting and Linda Caty, Vice-President and Corporate Secretary, to act as Secretary of the Meeting. The Chairman of the Meeting then informed the shareholders of the program for the Meeting and pointed out that this year the funds usually allotted for the buffet served after the Meeting would instead be donated to *Fondation OLO*.

ATTESTATION OF QUORUM AND APPOINTMENT OF SCRUTINEERS

The Chairman of the Meeting noted that the required quorum of 10 shareholders, present or represented by proxy, had been achieved and declared the Meeting properly constituted.

The Chairman of the Meeting reminded the shareholders that a copy of the Minutes of the previous Annual Meeting had been sent to them with the Management Proxy Circular (the "Circular"). He confirmed that the Minutes had been entered in the records of the Bank, as required by law.

The Chairman of the Meeting appointed Josée Legault and Louis Lochhead from National Bank Trust Inc. to act as Scrutineers during the Meeting.

RECEIPT OF CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT

The Chairman of the Meeting invited the shareholders to watch an audio-visual presentation on the financial results for the 2004 financial year and the first quarter of 2005.

The Chairman of the Meeting declared received the consolidated financial statements of the Bank for the financial year ended October 31, 2004 and the related auditors' report. He then invited Réal Raymond, President and Chief Executive Officer of the Bank, to address the shareholders.

ADDRESS BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Réal Raymond began his address(1) by highlighting the Bank's excellent results and summarizing the main contributing factors. He noted the Bank's success in retail banking, especially with regard to wealth management. He also emphasized the excellent performance of the Bank in the area of life, health and automobile insurance and took the opportunity to announce that the Bank would be offering home insurance beginning in the fall of 2005.

Mr. Raymond pointed out that Jean Turmel had stepped down as head of the Financial Markets sector and thanked him warmly for his years of invaluable service.

In closing, Mr. Raymond indicated that the Bank intended to pursue its strategy of being a super-regional bank and explained the Bank's principal financial profitability and efficiency objectives for the coming year.

REVIEW OF GENERAL PRACTICES GOVERNING VOTING

Linda Caty reviewed the general voting procedure. In particular, she explained that a proposal had to be included in the Circular for it to be presented, discussed and voted upon at the Meeting, and that the voting on each of the proposals would proceed by way of secret ballot.

Lowell Weir, a shareholder of the Bank, intervened with regard to the Minutes of the previous Annual Meeting of Shareholders. Yves Michaud, a shareholder of the Bank, intervened to request that the agenda be respected and that Mr. Weir's question be addressed during the question period. The Chairman of the Meeting responded that the Minutes accurately reflected the decisions adopted at the Annual Meeting held on March 10, 2004. He added that the agenda for the Meeting provided for a question period during which the shareholders would be invited to ask questions.

(1) A copy of this address was entered in the records of the Bank and is available on request.

PRESENTATION OF MANAGEMENT PROPOSALS[2]

ELECTION OF DIRECTORS

The Chairman of the Meeting informed the shareholders that Jean Turmel and Suzanne Leclair would not be standing for re-election and that E.A. (Dee) Parkinson-Marcoux had resigned from the Board on December 17, 2004. He thanked them for their contribution to the work and deliberations of the Board.

The Chairman of the Meeting stated that the number of Directors to be elected was 13, in accordance with a resolution passed by the Board.

Dary Laflamme, a shareholder of the Bank, moved that the following persons be elected as Directors of the Bank until the subsequent annual meeting: Lawrence S. Bloomberg, Pierre Bourgie, Gérard Coulombe, Bernard Cyr, Shirley A. Dawe, Nicole Diamond-Gélinas, Jean Douville, Marcel Dutil, Jean Gaulin, Paul Gobeil, Réal Raymond, Roseann Runte and Marc P. Tellier. Dominic Paradis, a shareholder of the Bank, seconded this motion.

The Chairman of the Meeting invited the shareholders to vote on Management's first proposal.

APPOINTMENT OF AUDITOR

Gilles Nolet, a shareholder of the Bank, moved that the accounting firm of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. be appointed to act as sole auditor of the Bank for the financial year beginning on November 1, 2004 and ending on October 31, 2005. Dominic Paradis, a shareholder of the Bank, seconded the motion.

The Chairman of the Meeting invited the shareholders to vote on Management's second proposal.

PRESENTATION OF SHAREHOLDER PROPOSALS

The Chairman of the Meeting indicated to the shareholders that the Bank had received, by the prescribed deadline, requests from the following two shareholders, Yves Michaud and the Association for the Protection of Quebec Savers and Investors (the "APÉIQ"), to include proposals in the Circular for presentation at the Meeting.

Before proceeding with the presentation, discussion and voting on the shareholder proposals, the Chairman of the Meeting outlined certain guidelines to be followed. He referred the shareholders to the Circular for the Bank's position on these proposals.

FIRST SHAREHOLDER PROPOSAL

The Chairman of the Meeting invited Yves Michaud to present the first shareholder proposal.

Mr. Michaud presented the first shareholder proposal, namely that the Bank close down its subsidiaries in tax havens, stating, among other things, that tax havens adversely affect public interests.

The Chairman of the Meeting invited the shareholders to vote on the first shareholder proposal.

SECOND SHAREHOLDER PROPOSAL

At the invitation of the Chairman of the Meeting, Yves Michaud presented the second shareholder proposal, namely setting a ceiling on the salaries of executive officers of the Bank and its subsidiaries. He stated, in particular, that the current levels of compensation were not necessary to be competitive.

The Chairman of the Meeting invited the shareholders to vote on the second shareholder proposal.

THIRD SHAREHOLDER PROPOSAL

The APÉIQ, represented by Yves Michaud, its president, proposed that the Bank limit the time that an independent director can serve on its Board to 10 years, so as to allow new directors to bring to the Board new competencies and a stronger ability to analyze the challenges facing today's companies.

The Chairman of the Meeting invited the shareholders to vote on the third shareholder proposal.

FOURTH SHAREHOLDER PROPOSAL

The APÉIQ, represented by Yves Michaud, proposed that the Bank set up a cumulative voting system, which would make it easier for minority shareholders to have members elected to the Bank's Board.

Lowell Weir intervened to support this proposal.

The Chairman of the Meeting invited the shareholders to vote on the fourth shareholder proposal.

FIFTH SHAREHOLDER PROPOSAL

The APÉIQ, represented by Yves Michaud, proposed that the Bank replace the Stock Option Plan for Officers by a restricted stock plan where stock must be held for a minimum of two years. He maintained that the existing plan encouraged officers to favour their short-term personal interests to the detriment of the long-term interests of the Bank.

(2) The management proposals and the shareholder proposals together with the Bank's position thereon are presented in their entirety in the Circular.

Lowell Weir intervened to support the Bank's position, but stated that he believed that a stock option should be exercised in less than 10 years.

The Chairman of the Meeting invited Jean Gaulin, Chair of the Human Resources Committee of the Board, to respond. Mr. Gaulin summarized the recent amendments to the Stock Option Plan. He added that the Plan made it possible to align the interests of officers with those of shareholders, which encouraged officers to keep the Bank's long-term growth in mind.

The Chairman of the Meeting invited the shareholders to vote on the fifth shareholder proposal.

RESULTS OF VOTING ON MANAGEMENT PROPOSALS
Following receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the results of voting on the following proposals:

Election of Directors
The Chairman of the Meeting announced that all the nominees for the position of Director had been elected with at least 94% of the votes cast.

Appointment of auditor
The Chairman of the Meeting announced that 99.1% of the votes had been cast FOR this proposal.

QUESTION PERIOD
The Chairman of the Meeting introduced the members of the Bank's Executive Committee and gave the floor over to Réal Raymond for the question period, which dealt primarily with the following topics:

- the excellent results of the Bank and the price of Bank shares;
- the litigation involving a Halifax-based technology company; and
- the possibilities of a merger with other financial institutions.

RESULTS OF VOTING ON SHAREHOLDER PROPOSALS

PROPOSALS PRESENTED BY YVES MICHAUD

First Shareholder Proposal – Closing down Bank subsidiaries located in tax havens
The Chairman of the Meeting announced that 96.2% of the votes had been cast AGAINST this proposal.

Second Shareholder Proposal – Setting a ceiling on the salaries of executive officers of the Bank and its subsidiaries
The Chairman of the Meeting announced that 93.6% of the votes had been cast AGAINST this proposal.

PROPOSALS PRESENTED BY THE APÉIQ

Third Shareholder Proposal – Limiting the time that an independent director can serve on the Board to 10 years
The Chairman of the Meeting announced that 91.9% of the votes had been cast AGAINST this proposal.

Fourth Shareholder Proposal – Setting up a cumulative voting system to elect members of the Board
The Chairman of the Meeting announced that 92.9% of the votes had been cast AGAINST this proposal.

Fifth Shareholder Proposal – Replacing the Stock Option Plan for Officers with a restricted stock plan where stock must be held for a minimum of two years
The Chairman of the Meeting announced that 91.2% of the votes had been cast AGAINST this proposal.

ADJOURNMENT OF THE MEETING
The question period having ended and there being no further business, the Chairman of the Meeting thanked the shareholders and, on behalf of the Board, congratulated Réal Raymond as well as the management and employees of the Bank for their excellent work. He then declared the Meeting adjourned.



Chairman



Secretary

Notice of Annual Meeting of Shareholders


RECEIVED
2006 FEB -2 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE
NATIONAL BANK OF CANADA

Date: **Wednesday, March 8, 2006**
Time: **9:30 a.m. (Eastern time)**
Place: **Fairmont The Queen Elizabeth Hotel**
900 René-Lévesque Boulevard West
Montreal, Quebec
Canada

Business of the Meeting:

1. Receive the consolidated financial statements for the financial year ended October 31, 2005 and the auditor's report thereon;
2. Elect directors;
3. Appoint the auditor;
4. Consider proposals presented by shareholders, as set out in Schedule A of the Management Proxy Circular; and
5. Transact such other business as may properly be brought before the Meeting.

Holders of record of common shares of National Bank of Canada at 5:00 p.m. on January 18, 2006 are entitled to receive the Notice of Annual Meeting of Shareholders. As at that date, 165,575,844 common shares of the Bank were issued and outstanding. Each holder of common shares is entitled to cast one vote per share held, unless restricted in the *Bank Act* (Canada).

By order of the Board of Directors,

Linda Caty
Vice-President and Corporate Secretary

January 18, 2006

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5:00 p.m. (Eastern time) on March 6, 2006.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please call 1-866-337-2628.


NATIONAL
BANK
OF CANADA

For immediate release

Press Release

National Bank's 2005 Annual Report now available

Montreal, January 20, 2006 – National Bank today announced that its 2005 Annual Report is now available on its website at www.nbc.ca/investorrelations.

The Notice of Annual Meeting of Shareholders, the Management Proxy Circular and the Annual Information Form are also posted on the site.

The 2005 Annual Report, Notice of Annual Meeting of Shareholders and the Management Proxy Circular will be mailed to shareholders in the next few days.

Please note that National Bank will be holding its Annual Meeting of Shareholders on Wednesday, March 8, 2006, at 9:30 a.m. at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montreal, Quebec.

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has close to $108 billion in assets and, together with its subsidiaries, employs 16,890 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives)*:

Denis Dubé
Director – Public Relations Department
National Bank of Canada
Tel.: (514) 394-8644

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

File No. 82-3764



NATIONAL BANK OF CANADA

Notice of Annual Meeting of Shareholders
March 8, 2006

Management Proxy Circular

YOUR TRUSTED PARTNER | today and tomorrow



Your participation is important
Please take a few minutes to vote


NATIONAL
BANK
OF CANADA

January 18, 2006

Dear Shareholder,

We are pleased to invite you to attend the Annual Meeting of Shareholders of National Bank of Canada together with the members of the Board of Directors and management, to be held at 9:30 a.m., on March 8, 2006, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec.

This Annual Meeting is your Meeting. It is an opportunity for us to inform you of the results of National Bank of Canada and its current projects and, above all, for you to voice your opinion on the items put to a vote at this Meeting.

Your participation is important to us. If you cannot attend this Meeting in person, you can nonetheless express your opinion on the items to be voted on by using the form of proxy or the voting instructions form, which are attached to the Management Proxy Circular.

It is important for you to read the items to be voted on at this Meeting, which are set out in the attached Management Proxy Circular.

There will be a live webcast of the Annual Meeting in the *Investor Relations* section of National Bank of Canada's website at www.nbc.ca.

Sincerely,

Jean Douville	Réal Raymond
Chairman of the Board	President and Chief Executive Officer

Notice of Annual Meeting of Shareholders

Date: **Wednesday, March 8, 2006**
Time: **9:30 a.m. (Eastern time)**
Place: **Fairmont The Queen Elizabeth Hotel**
900 René-Lévesque Boulevard West
Montreal, Quebec
Canada


NATIONAL
BANK
OF CANADA

Business of the Meeting:

1. Receive the consolidated financial statements for the financial year ended October 31, 2005 and the auditor's report thereon;
2. Elect directors;
3. Appoint the auditor;
4. Consider proposals presented by shareholders, as set out in Schedule A of the Management Proxy Circular; and
5. Transact such other business as may properly be brought before the Meeting.

Holders of record of common shares of National Bank of Canada at 5:00 p.m. on January 18, 2006 are entitled to receive the Notice of Annual Meeting of Shareholders. As at that date, 165,575,844 common shares of the Bank were issued and outstanding. Each holder of common shares is entitled to cast one vote per share held, unless restricted in the *Bank Act* (Canada).

By order of the Board of Directors,

Linda Caty
Vice-President and Corporate Secretary

January 18, 2006

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5:00 p.m. (Eastern time) on March 6, 2006.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please call 1-866-337-2628.

Table of Contents

Management Proxy Circular

As at December 29, 2005 (unless otherwise indicated)

SECTION 1 | Voting Information

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of National Bank of Canada (the "Bank") of proxies to be used at the Annual Meeting of Holders of Common Shares of the Bank (the "Meeting"), for the purposes indicated in the Notice of Meeting, to be held at 9:30 a.m. (Eastern time) on Wednesday, March 8, 2006, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, and at any continuation thereof after an adjournment. The solicitation of proxies will be done by mail, electronically, by telephone or in person. Employees, officers, directors or agents of the Bank will solicit the proxies. The Bank will use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies on its behalf. The Bank estimates the cost for such solicitation will be approximately $34,000, which it will assume.

Voting Common Shares

Holders of record of common shares of the Bank at 5:00 p.m. on January 18, 2006, or their duly authorized attorneys, are entitled to receive the Notice of Annual Meeting and to vote at the Meeting. After such date, any persons who acquire common shares of the Bank must request, no later than 10 days before the Meeting, that their name be included on the list of shareholders of the Bank in order to be entitled to vote. To do so, such person must contact the transfer agent by writing to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9, or by calling one of the following numbers: 1-800-341-1419 or (514) 871-7171.

As at January 18, 2006, the date the register of the Bank was closed, 165,575,844 common shares of the Bank were issued and outstanding.

Holders of common shares are entitled to cast one vote per share held. However, the *Bank Act* (Canada) (the "Act") contains provisions which specifically prohibit the exercise of voting rights attached to the shares of the Bank held by the government of Canada or a province or a government of a foreign country, as well as any agency thereof.

To the knowledge of the directors and officers of the Bank, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the common shares of the Bank.

Holders of common shares of the Bank may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of common shares at the Meeting.

Non-registered Shareholders

The names of shareholders whose shares are held in the name of a broker or other intermediary do not appear on the list of shareholders of the Bank ("non-registered shareholders").

To exercise the voting rights attached to the shares they hold, non-registered shareholders who do not wish to attend the Meeting must:

- Complete the voting instructions form sent to them by their broker or other intermediary in accordance with the instructions given; and
- Return their voting instructions to their broker or other intermediary in one of the ways provided for on the voting instructions form.

To vote in person at the Meeting, non-registered shareholders must:

- Insert their name as the proxyholder in the space provided for this purpose on the voting instructions form; and
- Return the voting instructions form to their broker or other intermediary in one of the ways provided for on the form.

SECTION 1 | Voting Information (cont.)

Appointment of Proxyholders

The proxyholders designated in the enclosed form of proxy are directors and/or officers of the Bank. If a shareholder wishes to appoint a proxyholder other than one of the persons designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or attorney. A proxyholder is not required to be a shareholder of the Bank. In order to be valid, the form of proxy must be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9, or by fax to (514) 871-3673, no later than 5:00 p.m. (Eastern time) on March 6, 2006.

Voting by Proxy

Common shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy in accordance with the directions of the shareholder.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director and/or officer of the Bank by voting as follows:

- FOR the election of all nominees proposed as director;
- FOR the appointment of the auditor; and
- AGAINST the proposals presented by shareholders set out in Schedule A to the Circular.

If no instructions are given, any other proxyholder will have discretionary authority when exercising the voting rights attached to the common shares concerning these matters.

The proxy confers on the proxyholder designated therein discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. Any proxy previously given is thereby revoked.

As at the date hereof, management of the Bank is not aware of any amendment or other matter which may properly come before the Meeting.

Revocation of Proxies

Shareholders may revoke a proxy by delivering a written notice to that effect signed by them or by their duly authorized agents to:

- the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2, no later than the last business day preceding the day of the Meeting, namely, at 5:00 p.m. (Eastern time) on March 7, 2006, or any continuation thereof after an adjournment; or
- the Secretary of the Meeting on the day of the Meeting, or any continuation thereof after an adjournment.

Confidentiality of Votes

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by National Bank Trust Inc., the transfer agent and registrar of the Bank. National Bank Trust Inc. submits a copy of the form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when necessary to comply with legal requirements.

SECTION 2 | Business of the Meeting

Consolidated Financial Statements and Auditor's Report

The consolidated financial statements of the Bank for the financial year ended October 31, 2005 and the auditor's report thereon are included in the Annual Report of the Bank, which has been mailed to shareholders with this Circular.

Election of Directors

Management of the Bank recommends voting **FOR** the election to the Board of all nominees, whose names and biographies follow.

The section "Information on Nominees for Election to the Board of Directors" presents the professional experience of the nominees for election to the Board of Directors (the "Board") of the Bank. The names of the public corporations on whose boards the nominees currently serve or have served as director in the past five years are also indicated.

Each director elected at the Meeting will hold office until the close of the subsequent Annual Meeting of the Bank.

The Bank recently introduced majority voting, which will apply at the Meeting, for purposes of electing nominees as directors. For more information on majority voting, please refer to the heading "Majority Voting" in the "Report of the Conduct Review and Corporate Governance Committee" section of this Circular.

Appointment of Auditor

On the advice of the Audit and Risk Management Committee and the Board, management of the Bank recommends voting **FOR** the appointment of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. ("SB/DT") as auditor of the Bank for the financial year commencing November 1, 2005 and ending October 31, 2006.

SB/DT has served as auditor of the Bank during the previous five financial years. PricewaterhouseCoopers LLP also served as auditor of the Bank in 2002 and 2003.

In order to be passed, the proposal regarding the appointment of the auditor must be approved by a majority of votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

For more information on the auditor's fees in the previous two financial years, please refer to the "Report of the Audit and Risk Management Committee" section of this Circular.

Shareholder Proposals

Shareholder proposals were received by the Bank within the time limits prescribed in the Act.

The complete text of the proposals on which the shareholders will be voting is provided in Schedule A of this Circular.

Management of the Bank recommends voting **AGAINST** shareholder proposals Nos. 1 to 4 for the reasons set out at the end of these proposals.

In order to be passed, these proposals must be approved by a majority of votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

Any proposal a shareholder would like to have included at the Annual Meeting of Shareholders to be held in 2007 must be received within the time limits prescribed in the Act.

Information on Nominees for Election to the Board of Directors



Lawrence S. Bloomberg
Age: 63
Toronto, Ontario

Common shareholdings[1]:
623,459

- *Director since August 1999*
- *Meets the shareholding requirements for directors[2]*
- *Not independent because he acts as an advisor to a subsidiary of the Bank*

Mr. Bloomberg is an Advisor to National Bank Financial Inc., where he served as Co-Chairman of the Board and Co-Chief Executive Officer from October 1999 to October 2000. Prior to that, Mr. Bloomberg was Chairman of the Board, President and Chief Executive Officer of First Marathon Inc., a company he founded in 1979 and which was integrated with National Bank Financial Inc. in 1999.

Mr. Bloomberg has extensive expertise in the financial sector, both nationally and internationally. He contributed to the growth of several financial companies before starting his own business and becoming one of the Bank's experts in financial matters. As a result of his involvement in several business organizations, he brings valuable insight and a unique perspective to the Board concerning developments in the financial sector in Canada and abroad.

Mr. Bloomberg currently serves as Chairman of the Board of Medical and Related Sciences Discovery District and of Mount Sinai Hospital. In the past five years, he served as a director of Cinram International Inc.



Pierre Bourgie
Age: 49
Outremont, Quebec

Common shareholdings:
104,825

- *Director since March 1998*
- *Chair of the Audit and Risk Management Committee*
- *Member of the Conduct Review and Corporate Governance Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Mr. Bourgie is President and Chief Executive Officer of Société Financière Bourgie (1996) Inc., a diversified investment company, since 1996, and President of Montreal Partners Inc., a merchant bank specializing in business financing. He is actively involved in a number of economic, community and cultural organizations.

As a business leader and a director of several companies, Mr. Bourgie brings to the Board his business management skills as well as a keen understanding of corporate governance and international business management.

Mr. Bourgie currently serves on the board of Saputo Inc. In the past five years, he served as a director of Canam Group Inc., HearUSA Inc. and Hydro-Québec.



André Caillé
Age: 62
Lac-Brome, Quebec

Common shareholdings: –

- *Director since October 2005*
- *Member of the Audit and Risk Management Committee*
- *Has a period of five years from the date of his appointment to meet the shareholding requirements for directors*
- *Independent*

Mr. Caillé is a Corporate Director. He was Chairman of the Board of Directors of Hydro-Québec from April to September 2005 and served as the utility company's President and Chief Executive Officer from October 1996 to April 2005. From 1982 until 1987, Mr. Caillé held progressively senior executive positions with Gaz Métro Inc., formerly known as Gaz Métropolitain, Inc., where he was President and Chief Executive Officer from 1987 until 1996. He was also Director of Services de protection de l'environnement and Deputy Minister of the Environment of Quebec from 1974 to 1982.

Over the years, Mr. Caillé has received a number of prestigious awards, including the Prix Hommage Pierre-Decelles to recognize his excellence as a manager. He was also made a Knight of the Legion of Honour of the French Republic in June 2004.

In 2003, Mr. Caillé became Chancellor of the Université de Montréal and, in this capacity, he presides over meetings of the board of directors of the university. He is also President of the World Energy Council and serves on several boards, including that of The Conference Board of Canada.

Mr. Caillé brings to the Board extensive knowledge of the energy and environmental sectors and of managing large corporations.

Mr. Caillé currently serves on the board of Quebecor World inc. In the past five years, he served as a director of Hydro-Québec.

(1) *Common shareholdings include common shares beneficially owned, controlled or directed.*
(2) *For more information, please refer to the heading "Remuneration of Directors" in the "Report of the Conduct Review and Corporate Governance Committee" section of this Circular.*

Information on Nominees for Election to the Board of Directors (cont.)



Gérard Coulombe
Age: 58
Sainte-Marthe, Quebec

Common shareholdings: 3,952

Deferred Stock Units ("DSUs")[1]: 11,144

- *Director since February 1994*
- *Meets the shareholding requirements for directors*
- *Not independent because the law firm in which Mr. Coulombe is a partner provides, for remuneration, legal services to the Bank and its subsidiaries*

Mr. Coulombe has been a Senior Partner of Desjardins Ducharme, L.L.P. since 1977, where he practises business law. He was appointed Chairman of the Board of the firm in 2000. Mr. Coulombe is also Chairman Emeritus of Lex Mundi, Ltd., a global association of more than 150 independent law firms. He was formerly with the Department of Finance Canada where he was responsible for negotiating international tax treaties.

Mr. Coulombe sits on the boards of the subsidiaries FMI Acquisition Inc., National Bank Life Insurance Company, National Bank Group Inc., National Bank Acquisition Holding Inc. and National Bank Trust Inc.

He has vast expertise in business management and corporate law, especially regarding financial institutions and crown corporations, as well as the creation of financial and industrial consortiums. He is also an authority on corporate governance matters.

In the past five years, Mr. Coulombe served as a director of Sodisco-Howden Group Inc., which was privatized in February 2005.



Bernard Cyr
Age: 57
Cap Shediac, New Brunswick

Common shareholdings: 7,805

- *Director since August 2001*
- *Member of the Audit and Risk Management Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Mr. Cyr has been President of Cyr Holdings Inc., a holding company in the hotel, commercial real estate, restaurant and entertainment sectors, since 1986, and President of Dooly's Inc., an entertainment industry franchisor, since 1993. Mr. Cyr serves on the boards of several companies and is involved with charitable organizations. He was a member of the Bank's Atlantic Canada business development committee from 1996 to 2001.

In addition to his entrepreneurial vision, Mr. Cyr brings to the Board varied experience in the management of small and medium-sized enterprises as well as a thorough understanding of regional markets.

Mr. Cyr currently serves on the board of New Brunswick Power Corporation.



Shirley A. Dawe
Age: 59
Toronto, Ontario

Common shareholdings: 3,871

DSUs: 4,261

- *Director since July 1988*
- *Member of the Human Resources Committee*
- *Member of the Conduct Review and Corporate Governance Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Ms. Dawe is a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting and advisory company, since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson's Bay Company.

Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards.

Ms. Dawe brings to the Board a deep understanding of consumer trends and winning business strategies in the North American retail industry coupled with a keen appreciation of corporate governance issues.

Ms. Dawe currently serves on the boards of Birks & Mayors Inc. and Bon Ton Stores Inc. In the past five years, she served as a director of Moore Corporation Limited, subsequently known as Moore Wallace Incorporated and then, following a transaction, as R.R. Donnelley & Sons Company and of OshKosh B'Gosh, Inc.

(1) *For more information, please refer to the heading "Remuneration of Directors" in the "Report of the Conduct Review and Corporate Governance Committee" section of this Circular.*

Information on Nominees for Election to the Board of Directors (cont.)



Nicole Diamond-Gélinas
Age: 61
Saint-Barnabé-Nord, Quebec
Common shareholdings: 22,285
DSUs: 1,684

- *Director since March 1998*
- *Member of the Audit and Risk Management Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Ms. Diamond-Gélinas has been President and General Manager of Aspasie Inc., a manufacturer of colour charts, since 1976 and is President of Plastifil Inc., a plastics extrusion and injection molding company. She also heads a company specializing in the sale, leasing and servicing of motor vehicles. Actively involved in her region's business community, she is a member of the Chambre de commerce de Trois-Rivières and was a member of the Mauricie business development committee of the Bank from 1992 to 1998. She has been Vice-Chair of the Board of Directors of the Fondation du Centre hospitalier régional de Trois-Rivières since September 2005.

Ms. Diamond-Gélinas currently serves on the board of the subsidiary National Bank Life Insurance Company.

She has first-hand experience of the realities and challenges facing small and medium-sized manufacturers as well as a solid grasp of the economic and social dynamics of regional markets.



Jean Douville
Age: 62
Bedford, Quebec
Common shareholdings: 5,139
DSUs: 6,117

- *Director since November 1991*
- *Chairman of the Board since March 2004*
- *Meets the shareholding requirements for directors*
- *Independent*

Mr. Douville has been Chairman of the Board of the Bank since March 10, 2004. He is also Chairman of the Board of UAP Inc., a company specializing in the distribution and reconditioning of replacement parts and accessories for cars, trucks and industrial machinery. Mr. Douville was called to the Quebec Bar in 1968 and began working for UAP Inc. in 1971. He became President of the company in 1981, and was subsequently appointed Chief Executive Officer in 1982 and then Chairman of the Board in 1994.

Mr. Douville brings to the Board in-depth knowledge of a key industrial sector in North America as well as experience in managing a large corporation.

Before serving as Chairman of the Board, he was successively Chair of the Audit and Risk Management Committee and Chair of the Conduct Review and Corporate Governance Committee of the Bank.

Mr. Douville currently serves on the board of Genuine Parts Company and Richelieu Hardware Ltd. In the past five years, he served on the boards of Leroux Steel Inc. and Van Houtte Inc.



Marcel Dutil
Age: 63
Outremont, Quebec
Common shareholdings: 20,502
DSUs: 7,488

- *Director since January 1982*
- *Member of the Human Resources Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Mr. Dutil is Chairman of the Board and Chief Executive Officer of Canam Group Inc. He is the founder of this industrial company, which mainly designs and manufactures frames, joists and steel decks.

In building his business from the ground up, Mr. Dutil has acquired solid experience in the areas of management and market development, especially international markets.

Mr. Dutil currently serves on the boards of Canam Group Inc., The Jean Coutu Group (PJC) Inc., Groupe Maritime Verreault Inc., Montreal Economic Institute and Manac Inc. In the past five years, he served on the board of Leroux Steel Inc., MAAX Inc., which was privatized in June 2004, and Total Containment, Inc.

Information on Nominees for Election to the Board of Directors (cont.)



Jean Gaulin
Age: 63
San Antonio, Texas
United States

Common shareholdings: 23,674

DSUs: 7,486

- *Director since October 2001*
- *Chair of the Human Resources Committee*
- *Member of the Audit and Risk Management Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Mr. Gaulin is a Corporate Director. He was Chairman of Ultramar Diamond Shamrock Corp. from January 1, 2000 to January 1, 2002, and also President and Chief Executive Officer from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman of the Board, President and Chief Operating Officer of Ultramar Diamond Shamrock Corp. Prior to the merger, he was Chairman and Chief Executive Officer of Ultramar Corporation. He is also involved in a number of charitable organizations.

Mr. Gaulin served on the board of the subsidiary National Bank Financial & Co. Inc. until January 2, 2005.

He brings to the Board expertise in the oil industry and solid experience in managing a large North American corporation.

Mr. Gaulin currently serves on the board of Crane Co., RONA Inc. and Saputo Inc. In the past five years, Mr. Gaulin served as a director of Abitibi-Consolidated Inc. and Ultramar Diamond Shamrock Corp.



Paul Gobeil, FCA
Age: 63
Ottawa, Ontario

Common shareholdings: 10,708

DSUs: 18,594

- *Director since February 1994*
- *Chair of the Conduct Review and Corporate Governance Committee*
- *Member of the Audit and Risk Management Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Mr. Gobeil is Vice-Chairman of the Board of Metro Inc. and Chairman of the Board of Export Development Canada. He has been a member of the Ordre des comptables agréés du Québec since 1965 and a Fellow since 1986. From 1974 to 1985, he held a number of executive positions at Provigo Inc. Elected as the MNA for Verdun in 1985, he was, until 1989, successively Minister Responsible for Administration, President of the Treasury Board and Minister of International Affairs in the Quebec government.

Mr. Gobeil served on the board of the subsidiary National Bank Financial & Co. Inc. until January 2, 2005.

His corporate governance, financial and accounting management and corporate strategy expertise make him an invaluable asset to the Board.

Mr. Gobeil currently serves on the board of Hudson's Bay Company, DiagnoCure Inc., Canam Group Inc. and Metro Inc. and is a trustee of Yellow Pages Income Fund. In the past five years, he served on the boards of MAAX Inc., which was privatized in June 2004, Nstein Technologies Inc., and BridgePoint International Inc.

Information on Nominees for Election to the Board of Directors (cont.)



Réal Raymond
Age: 55
Île-des-Soeurs, Quebec

Common shareholdings: 30,803

DSUs for Officers[1]: 87,686

- *Director since November 1999*
- *Meets the shareholding requirements for Officers*[2]
- *Not independent because he is an Executive Officer of the Bank*

Mr. Raymond has been President and Chief Executive Officer of the Bank since March 2002. He is responsible for the strategies, orientations and development of the Bank and its subsidiaries. Mr. Raymond has held a number of positions since joining the Bank in 1970, including that of Senior Vice-President – Treasury and Financial Markets from 1992 to 1997. In 1997, he joined Lévesque Beaubien Geoffrion Inc., now National Bank Financial Inc., where he served as Senior Executive Vice-President – Corporate Financing while maintaining his responsibilities as Senior Vice-President at the Bank. In November 1999, he was named President – Personal and Commercial Bank and, in July 2001, President and Chief Operating Officer of the Bank.

Mr. Raymond serves on the boards of the subsidiaries National Bank Group Inc., Natcan (Asia) Limited, National Bank Acquisition Holding Inc. and Natcan Acquisition Holding Inc. He was a director of National Bank Trust Inc. until August 31, 2005 and of National Bank Life Insurance Company until December 13, 2005.

Mr. Raymond has an MBA from the Université du Québec à Montréal.

He is involved in many professional and community organizations. Mr. Raymond is the Vice-Chair of the Board of Directors of The Conference Board of Canada, and he currently serves on the boards of the Fondation de l'Université du Québec à Montréal, St. Mary's Hospital Foundation and the Montreal Symphony Orchestra. He is also President of The Montreal Museum of Fine Arts Foundation.

Mr. Raymond brings to the Board his diverse expertise in the field of banking as well as an in-depth understanding of business operations and strategies in several sectors of activity.



Roseann Runte
Age: 57
Norfolk, Virginia
United States

Common shareholdings: 2,488

DSUs: 5,779

- *Director since April 2001*
- *Member of the Conduct Review and Corporate Governance Committee*
- *Meets the shareholding requirements for directors*
- *Independent*

Ms. Runte has been President of Old Dominion University in Norfolk, Virginia since July 1, 2001. She also served as President of Victoria University in Toronto from 1994 to 2001. She has a Ph.D. in French literature from the University of Kansas. She is the author of many books and articles, especially on education and economic and cultural development. Ms. Runte chairs the Commission on International Education. She is a member of the executive committee of the Club of Rome and serves on the board of the Virginia Advanced Shipbuilding Information Carrier Design Center. In the past, she sat on various boards of directors in the literary, cultural and economic development sectors, and she served as President of the Canadian Commission for Unesco from 1992 to 1996. She also served on the board of Expo 2000 in Germany.

Drawing on her management experience in the Canadian university milieu and her involvement with boards in Canada and abroad, Ms. Runte brings to the Board her vision of the issues facing markets in a globalized business environment.

Ms. Runte currently serves on the board of The Jean Coutu Group (PJC) Inc.

(1) *For more information, please refer to the "Total Compensation of Named Executive Officers" section of this Circular.*
(2) *For more information, please refer to the heading "Share Ownership Guidelines" in the "Compensation Paid to Officers" section of this Circular.*

Information on Nominees for Election to the Board of Directors (cont.)



Marc P. Tellier
Age: 37
Town of Mount Royal, Quebec
Common shareholdings: 112
DSUs: 629

- *Director since March 2005*
- *Member of the Human Resources Committee*
- *Has a period of five years from the date of his appointment to meet the shareholding requirements for directors*
- *Independent*

Mr. Tellier has been President and Chief Executive Officer of Yellow Pages Group, the leading publisher of telephone directories in Canada, since 2001. He has held a number of management positions in sales and finance throughout his career, including Senior Vice-President - Business Development at Bell Canada. He was also President and Chief Executive Officer of Sympatico-Lycos Inc., the leading Canadian Internet portal. Mr. Tellier was named one of Canada's "Top 40 Under 40™" for 2000.

Mr. Tellier brings to the Board management experience in the Canadian communications and media industry.

Mr. Tellier currently serves as a trustee of the Yellow Pages Income Fund and on the board of YPG Holdings Inc. He also currently serves on the boards of the Yellow Pages Association (YPA) and the Canadian Council of Chief Executives.

For further information about the terms and conditions of the remuneration of directors, the number of meetings held by the Board and its committees as well as the attendance record of directors at such meetings, and the remuneration received during the most recently completed financial year, please refer to the "Report of the Conduct Review and Corporate Governance Committee" section of this Circular.

To the knowledge of the Bank, no director of the Bank is, at the date of this Circular, or has been, in the 10 years prior to the date of this Circular, a director or an executive officer of any other company, that while the director was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied it access to any exemption under securities legislation for a period of more than 30 consecutive days, or (ii) after the director ceased to act in that capacity, was the subject of a cease trade or similar order or an order that denied it access to any exemption under securities legislation for a period of more than 30 consecutive days because of an event which occurred while the director was acting in that capacity, or (iii) that while the director was acting in that capacity or in the year after the director ceased to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency legislation, was subject to any proceedings, arrangement or compromise with creditors or instituted any proceedings against the same, or had a receiver, receiver-manager or trustee in bankruptcy appointed to hold its assets, except for:

- Gérard Coulombe, who was, until September 28, 2005, a board member of Centre International de Gestion de Projets G.P., a not-for-profit company, which was adjudged a bankrupt on September 29, 2005;

- Marcel Dutil, who was on the board of Total Containment, Inc. when it was placed under the protection of Chapter 11 of the *United States Bankruptcy Code* on March 4, 2004; and

- Paul Gobeil, who, until November 12, 2001, served on the board of BridgePoint International Inc. and its wholly owned subsidiary BridgePoint International (Canada) Inc. BridgePoint International (Canada) Inc. filed a proposal with its creditors on January 25, 2002. The Toronto Stock Exchange suspended trading on the shares of BridgePoint International Inc. on January 31, 2002 for failure to meet the listing requirements of the Toronto Stock Exchange. The shares of BridgePoint International Inc. were delisted from the Toronto Stock Exchange at the close of business on January 31, 2003.

In addition, to the knowledge of the Bank, no director of the Bank has, in the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to any proceedings, arrangement or compromise with creditors or instituted any proceedings against the same, or had a receiver, receiver-manager or trustee in bankruptcy appointed to hold its assets.

Report of the Audit and Risk Management Committee

Role of the Committee

The Audit and Risk Management Committee (the "Committee") assists the Board of Directors in reviewing financial statements, financial reporting processes, internal controls, audit processes and management information systems to determine their integrity and effectiveness. It also acts as an intermediary between the Board of Directors and independent oversight functions, namely internal audit, external audit, financial analysis and compliance. It oversees the work of the Bank's internal audit, financial analysis and compliance functions and conducts a detailed review of risk management and control methods.

The Committee ensures the implementation and maintenance of appropriate internal control policies and procedures and manages the external audit process. It also reviews certificates and reports that may be required by regulatory authorities and which come under its purview.

At the end of the most recently completed financial year, the Committee was entirely comprised of independent directors (as defined in the heading "Independence of Directors" in the "Summary of the Corporate Governance Practices of the Bank" section of this Circular). All Committee members are financially literate, as described below, and one member has accounting or financial expertise. Their responsibilities are set out in detail in this Committee's mandate, which was revised this year[1].

Members
Pierre Bourgie, Chair
André Caillé[2]
Bernard Cyr
Nicole Diamond-Gélinas
Jean Gaulin
Paul Gobeil

Description of Financial Literacy of Members

All the Committee members are financially literate and can understand the accounting principles used by the Bank in its financial statements, and assess the general application of such principles. They also have relevant experience preparing, auditing, analyzing or evaluating financial statements that present a level of complexity generally comparable to the complexity of the financial statements of the Bank, or supervising persons engaged in such activities. The members also understand financial reporting internal controls and procedures.

All the Committee members have the experience and knowledge needed to properly fulfill their role as members of the Committee since they serve on boards of directors, are at the helm of their respective companies or have relevant education. In addition, a number of them are, or have been, members of audit committees of various companies.

The Committee has one financial expert, Paul Gobeil. He has two Master's degrees in accounting sciences and accounting from the Université de Sherbrooke, as well as extensive experience in the area of business and finance. Mr. Gobeil has been a member of the Ordre des comptables agréés du Québec since 1965 and a Fellow since 1986.

Guidelines for the Management of Services Provided by the External Auditor

As already mentioned, one of the Committee's functions is to manage the external audit process. This year, the Committee reviewed and extended the Guidelines for the Management of Services Provided by the External Auditor.

The Guidelines state that a mandate may be assigned to the external auditor for non-audit services if the following conditions are met:

- the specific expertise of the external auditor or its intrinsic knowledge of the Bank's activities allow it to carry out the mandate more effectively by limiting redundancies, and reducing the involvement of the Bank's personnel and the time required to complete the mandate;
- the accepted mandate or the services rendered do not compromise the independence of the external auditor within the prevailing regulatory framework; and
- the mandate is authorized according to the conditions stated below.

(1) The text of this mandate is reproduced in its entirety in the "Information on the Audit and Risk Management Committee of the Board of Directors" section of the National Bank of Canada Annual Information Form for the most recently completed financial year and on the Bank's website (www.nbc.ca).
(2) André Caillé has been a member of the Audit and Risk Management Committee since October 27, 2005.

These services must be pre-approved by the Committee. A policy containing specific provisions may be adopted provided it meets the following conditions:

- policies and procedures for pre-approval are detailed;
- the Committee is informed of each non-audit service; and
- the procedures do not involve delegation of Committee responsibilities to management.

The Committee reviews the pre-approval mechanisms for mandates assigned to the external auditor for non-audit services and, if it deems appropriate, renews them on an annual basis.

All the services offered to the Bank and its subsidiaries by the external auditor of the Bank must be pre-approved specifically by the Committee. The various pre-approval terms and conditions are:

(a) detailed annual approval of all audit services;
(b) approval of an annual envelope for obtaining comfort letters under financing programs;
(c) approval of an annual envelope to obtain interpretations on the application of generally accepted accounting principles and for additional fees related to audit services; and
(d) approval of an annual envelope for taxation mandates.

Audit mandates that are not presented in (a), non-audit mandates that exceed $100,000, and mandates that will exceed the envelopes presented in (b), (c) and (d) are subject to specific pre-approval, as described below.

The Committee has delegated the responsibility of approving the awarding of specific mandates to its Chair. Consequently, whenever a specific pre-approval is required under these Guidelines, the Bank's management will be required to submit a written request to the Committee Chair.

It is management's responsibility to determine whether a service is included in the set of pre-approved services. Management must consult the Committee Chair in all potentially ambiguous cases.

Auditor Fees

The Committee is responsible for overseeing the fees paid to the external auditor for all work done. The chart below shows the fees that were billed by SB/DT to the Bank and its subsidiaries for various services rendered during the past two financial years.

	2005 ($)	2004 ($)
Audit services(1)	3,533,917	3,691,258
Audit-related services(2)	55,265	–
Tax consulting(3)	1,486,393	1,242,348
Other services(4)	32,055	40,066
Total	5,107,630	4,973,672

(1) *Audit fees include fees for services related to the audit of the financial statements of the Bank and its subsidiaries or other services that are normally provided by the external auditor in connection with statutory or regulatory filings or engagements. These fees also include fees for comfort letters, statutory audits, attest services, consents and assistance with the preparation and review of documents filed with regulators, as well as in connection with the interpretation of accounting and financial reporting standards.*

(2) *Audit-related fees include assurance and related services that are performed by the Bank's auditor. These services also include accounting consultations in connection with acquisitions and divestitures and internal control reviews.*

(3) *Tax consulting fees include fees for assistance in tax planning, during restructurings, and when taking a tax position, as well as the preparation and review of income and other tax returns and tax opinions.*

(4) *Other fees include fees for financial services (business recovery), risk management services, legislative and/or regulatory compliance services and merger integration services.*



Pierre Bourgie
Chair
Audit and Risk Management Committee

Report of the Human Resources Committee

Role of the Committee

The Board mandates the Human Resources Committee (the "Committee") to review and approve the human resources policies and programs of the Bank that support the Bank's performance objectives and shareholders' interests.

More specifically, the Committee:

- examines the scope of policies governing the total compensation of the Bank's employees and Officers, while ensuring that they serve the interests of shareholders and ensure the company's long-term growth, and recommends their adoption to the Board;
- annually reviews the total compensation of all Officers based on their performance; and
- oversees management of the pension plans and the Pool Fund for Participating Pension Plans of the Bank.

The Report details the Committee's activities and the compensation of the President and Chief Executive Officer, the Senior Vice-Presidents and the Vice-Presidents (the "Officers") of the Bank.

The Committee is composed of independent members (as defined under the heading "Independence of Directors" in the "Summary of the Corporate Governance Practices of the Bank" section of this Circular) who have a mandate to act in the long-term interests of shareholders and employees. The Committee takes into account all analyses and information provided to it and makes recommendations, which are then submitted to the Board for approval.

To set the total compensation of Officers, the Committee regularly enlists the services of independent external consulting firms in order to obtain their expertise and insight into the trends and practices of the Bank's reference market, which consists of widely held Canadian corporations, including major financial institutions.

The Committee is concerned with the following matters:

- **Succession Planning and Development**
  The Committee oversees the Human Resources strategic planning program and management succession and annually monitors the progress of Officers who hold a key position at the Bank, as well as that of candidates identified in the succession plan. The Committee ensures that the Bank will be able to meet its future needs in terms of filling key positions. As such, it is concerned with fostering the loyalty of key succession candidates by ensuring that their functions are challenging, their compensation is competitive and their competencies are broadened.

- **Pay for Performance**
  The short-term variable compensation of the Bank's President and Chief Executive Officer is based on a review of his performance, which is conducted annually by the Committee. At the beginning of the year, the Committee therefore approves a set of individual and corporate performance objectives, which include criteria to benchmark the Bank's financial performance against that of its reference market, the monitoring of the Bank's strategic plan, the quality of risk management, and the level of client satisfaction as well as human resources management indicators. The Committee monitors the achievement of these objectives throughout the year and at the end of the year.

  The Committee also monitors the performance of other Bank Officers. Each year, the President and Chief Executive Officer of the Bank submits performance appraisals to the Committee for its review.

- **Share Ownership Guidelines for Officers**
  The Committee ensures that Officer compensation is closely aligned with long-term shareholder interests. Guidelines have therefore been established for Officer share ownership and are followed up on an ongoing basis to monitor compliance. In addition, specific conditions have been set for the exercise of stock options granted to Officers, as described under the "Stock Option Plan" section of this Circular.

- **Disclosure**
  The Committee considers it essential that shareholders and the Bank's other stakeholders have a clear understanding of the components of Officer compensation and decisions made by the Committee during the year. To do so, it ensures that relevant information is clearly conveyed to them.



Jean Gaulin
Chair
Human Resources Committee

Committee's Achievements in the 2004-2005 Financial Year

During the 2004-2005 financial year, the Committee analyzed various strategic orientations relating to Officer compensation and organizational issues. More specifically, the Committee:

- performed the annual review of the compensation paid to Bank Officers;
- approved the total direct compensation and the short-term variable compensation program for officers of National Bank Financial Group;
- carried out the performance appraisal of the President and Chief Executive Officer;
- reviewed, together with the President and Chief Executive Officer, the annual performance appraisals of Bank Officers who report directly to him;
- examined the Officer competency profile in order to ensure succession planning and development of Bank Officers and monitored, in particular, the succession plan of the Senior Vice-President - Finance, Technology and Corporate Affairs;
- reviewed the Bank's Post-Retirement Allowance Program;
- reviewed the Bank's pension plans and approved a funding policy;
- reviewed the investment policy of the Pool Fund for Participating Pension Plans of the Bank;
- reviewed the 2006-2008 Human Resources strategic plan; and
- reviewed the Bank's medium- and long-term compensation programs and reiterated its decision to maintain the Stock Option Plan.

Compensation Paid to Officers

Principles Governing Officer Compensation

The principles governing Officer compensation on which the Committee bases itself are outlined below, as are certain components of total compensation.

Compensation is one of the tools used by the Bank to attract, motivate and foster the loyalty of high-calibre Officers who are focused on improving the performance of the Bank and generating value for shareholders.

The Committee sets the target total compensation at the median of the reference market, which comprises widely held Canadian companies, including major financial institutions, adjusted to take into consideration characteristics specific to the Bank.

To ensure an independent perspective and to keep abreast of market trends and best practices regarding officer compensation, the Committee regularly seeks advice from external consultants. In the past financial year, the Committee retained the services of two consulting firms, Hay Group Limited and McLagan Partners Inc.

The following table presents the fees paid to external specialists based on the type of mandate assigned to them.

External Specialists	Fees Paid
Hay Group Limited	
Mandates concerning the compensation of Bank Officers	$ 97,760
McLagan Partners Inc.	
Mandates concerning the compensation of officers of National Bank Financial Group	$ 149,365
Total fees paid	$ 247,125

The recommendations of the Committee are based on the following guiding principles:

- the target total compensation of Officers is competitive with the median of the Bank's reference market;
- the annual variable compensation program ties the cash component of compensation to the level of achievement of the Bank's strategic objectives, taking into account the financial results of the Bank and its segments, thereby allowing for fully competitive cash compensation;
- the long-term variable compensation program aligns Officers' compensation with the long-term interests of the Bank's shareholders and the Bank's long-term growth;
- the proportion of variable compensation in relation to base salary increases according to the Officer's line level and capacity to influence the Bank's short-, medium- and long-term results; and
- employee benefits and the pension plan are comparable, on the whole, to those offered by the reference market.

Components of the Compensation of Officers of the Bank

Compensation for Bank Officers consists of three components, complemented by a benefits package:

- base salary;
- annual variable compensation program; and
- medium- and long-term variable compensation programs.

The table below presents the target value of each component of total direct compensation based on the line level of the function.

	Percentage Weight of Target Total Direct Compensation		
	Base Salary	Target Annual Variable Compensation	Target Medium- and Long-Term Compensation
President and Chief Executive Officer	17%	17%	66%
Members of the Executive Committee[1]	30%	22%	48%
Senior Vice-Presidents	45%	18%	37%
Vice-Presidents	58%	20%	22%

(1) *Excluding Louis Vachon, Chairman of the Board and Chief Executive Officer of National Bank Financial Group, Chairman of the Board of Natcan Investment Management Inc. and Senior Vice-President. For more information on the compensation of Mr. Vachon, refer to the "Annual Bonus Program for Officers on the Policy Committee of National Bank Financial Group" section of this Circular.*

Base Salary

The Committee annually reviews the base salaries of Bank Officers, including those of the Named Executive Officers (the "Named Executive Officers") whose compensation is presented in the "Summary of Total Compensation of Named Executive Officers" section of this Circular. Taking into account each Officer's level of responsibility, experience, leadership and sustained contribution, the Committee makes appropriate adjustments when necessary. Similarly, in order to ensure that Officers' base salaries are competitive, the Committee uses the median salaries of the Bank's reference market, adjusted to take into consideration characteristics specific to the Bank.

Annual Variable Compensation Programs

Annual Bonus Program of the Bank

The Bank offers an annual bonus program to all its employees.

Under the terms of this program, the value of the envelope to be shared is calculated according to:

- the Bank's financial results versus the objectives set at the beginning of the year. The two financial indicators used to calculate the bonus envelope are "Return on Equity" (ROE) and "Growth in Earnings per Share" (GEPS);
- the Bank's financial performance compared with that of the five other major Canadian banks; and
- the financial results of each business segment.

The program specifies the minimum, target and maximum annual bonus as a percentage of base salary. These percentages vary based on the line level of the position held and, when warranted by financial results, the payout potential can reach double the target.

Moreover, the bonus paid is based not only on the Bank's financial results, but also on such criteria as client satisfaction, management quality and individual performance.

More specifically, the target annual bonus envelope for the President and Chief Executive Officer, the Senior Vice-Presidents on the Executive Committee (excluding Louis Vachon) and the other Senior Vice-Presidents of the Bank is determined using two weighted performance criteria. The following table presents the parameters used to create the bonus envelope and the results needed to achieve the target and maximum percentages.

Return on Equity (80%)	% Achieved
Threshold[1] = the lesser of: 90% of budgeted ROE 75% of average ROE for the five other major Canadian banks	0%
Target[2] = budgeted ROE	100%
Maximum[3] = the higher of: 110% of budgeted ROE 125% of average ROE for the five other major Canadian banks	200%

Growth in Earnings per Share (20%)	
Zero growth (if average GEPS for the five other major Canadian banks is negative, this average will serve as the threshold)	0%
Target = budgeted GEPS	100%
Maximum = 200% of budgeted GEPS	200%

(1) *Threshold: If the financial results do not reach this level, no bonus envelope is created and therefore no bonus may be paid. However, if the results achieved are between the threshold and the target, the bonus envelope created will be greater than 0% but less than 100% of the target.*

(2) *Target: If the objective budgeted at the beginning of the year is fully achieved, the bonus envelope created will be in line with the annual bonus target level of Officers.*

(3) *Maximum: If the financial results exceed the objectives set at the beginning of the year, the bonus envelope will be greater than 100% of the target, with the maximum payout capped at 200%.*

Annual Bonus Program for Officers on the Policy Committee of National Bank Financial Group

The officers on the Policy Committee of National Bank Financial Group participate in a separate annual bonus program. A bonus envelope is created based on a predetermined percentage of the pre-tax income of National Bank Financial Group.

In order to foster retention, one third of the annual bonus is paid to each officer in the form of restricted stock units ("RSUs"). The value of these units corresponds to the closing market price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the grant. Additional RSUs are credited to the officer's account and calculated proportionately to the dividends paid on common shares. The RSUs vest over three years at the rate of one third each year and mature at the end of the third year. A cash payment will be equal to the number of vested RSUs multiplied by the price corresponding to the average closing market price of the common shares of the Bank on the Toronto Stock Exchange for the 20 days preceding the vesting date of the units.

Medium- and Long-Term Variable Compensation Programs

Summary

The Bank grants stock options on an annual basis to all of its Officers, except for Officers who were not Canadian residents and who receive exclusively stock appreciation rights. In addition, Officers may choose to receive a portion of their long-term compensation in the form of deferred stock units ("DSUs") instead of stock options. Officers on the Policy Committee of National Bank Financial Group and one Bank Officer, receive a portion of their compensation as RSUs. Finally, Officers are required to comply with the share ownership guidelines.

All these plans are described below.

Stock Option Plan

The purpose of the Stock Option Plan is to encourage Officers and other designated persons of the Bank or its subsidiaries to contribute to the growth of shareholder investment by giving them the opportunity to benefit from the appreciation in the value of the common shares of the Bank. Each year, when granting options, the Committee reviews the number and the term of previously granted options. After setting the terms and conditions, the Committee grants options, on an annual basis, to Officers and other designated persons of the Bank and its subsidiaries.

Options vest over four years at the rate of 25% annually. They may be exercised in whole or in part before the expiration date determined by the Committee at the time they are granted, up to a maximum of 10 years. Options expire on the expiration date or, under certain circumstances provided for in the Stock Option Plan, within prescribed periods. No options may be exercised in the first year after they are granted. Officers may exercise their vested options between the 2nd business day and 30th calendar day following publication of the Bank's quarterly financial statements.

In order to further align the interests of Officers on the Bank's Executive Committee with those of shareholders, the Board added specific conditions to the exercise of option grants. Accordingly, each Officer on the Bank's Executive Committee must, upon exercising stock options granted since December 2002, keep the amount equal to the gain resulting from the exercise of vested options, after tax considerations, in the form of common shares of the Bank for one year. Moreover, Officers on the Bank's Executive Committee must disclose their intention to exercise any stock options of the Bank, regardless of the grant date, by way of a news release, five business days prior to the exercise date.

As at October 31, 2005, 5,613,970 options were outstanding with strike prices ranging from $11.00 to $48.20 and expiring between December 2005 and December 2014. During the most recently completed financial year, 1,468,260 options were granted and 1,760,263 options were exercised at strike prices ranging from $11.00 to $41.00. As at October 31, 2005, 2,192,403 options could be exercised at prices ranging from $11.00 to $41.00. The maximum number of common shares that may be issued under the Stock Option Plan is 18,930,437. This ceiling was approved by the shareholders at the Bank's Annual Meeting of Shareholders on March 7, 2001.

The maximum number of common shares reserved for a member may not exceed 5% of the total number of common shares issued and outstanding. The Bank abides by this rule. No member is reserved a number of common stock options that exceeds 5% of the total number of shares issued and outstanding.

The Stock Option Plan was revised by the Board on October 24, 2002.

Stock Appreciation Rights Plan

The Stock Appreciation Rights Plan ("SAR Plan") has the same objectives and respects the same application criteria as the Stock Option Plan.

The Committee grants common stock appreciation rights ("SARs") to Officers and other designated persons of the Bank and its subsidiaries. Plan members may receive, on the exercise date of the SAR, a cash amount equal to the difference between the market price of a common share on the exercise date of the SAR and the exercise price of the SAR.

During the most recently completed financial year, only plan members who were not Canadian residents were granted SARs.

The SAR Plan was revised by the Board on December 14, 2000.

DSU Plan for Officers

The objective of the DSU Plan for Officers ("DSU Plan") is to align the interests of Bank Officers more closely with those of shareholders by tying a portion of their compensation to the future value of the Bank's common shares. A DSU is a right which has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the grant. Additional DSUs are credited to the Officer's account and are calculated proportionately to the dividends paid on common shares. DSUs vest over four years at the rate of 25% annually, and may only be cashed when the Officer retires or leaves the Bank. In general, the member may then request that all or some of his or her vested DSUs be redeemed for cash by filing up to eight notices of redemption of DSUs no later than December 1 of the first calendar year after the calendar year in which the Officer ceased to be employed at the Bank.

The long-term compensation of the President and Chief Executive Officer includes 125% of his base salary paid in the form of DSUs. In addition, since 2003, Senior Vice-Presidents on the Executive Committee have been able, at their option, to receive up to 30% of their long-term compensation in the form of DSUs rather than stock options. Since December 2005, eligibility for this plan has been extended to all Bank Officers.

The DSU Plan was revised on September 30, 2004.

RSU Plan

The RSU Plan ("RSU Plan") was approved to further ensure that the compensation of certain Officers is competitive and to foster retention. Under the RSU Plan, a fixed percentage of the Officer's base salary is paid in the form of RSUs. The value of these units corresponds to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the grant. Additional RSUs are credited to the Officer's account and calculated proportionately to the dividends paid on common shares. RSUs vest only at the end of the third year after the grant date, which is also the maturity date. A cash payment will be equal to the number of vested units multiplied by the price corresponding to the average closing price of the common shares of the Bank on the Toronto Stock Exchange for the 20 days preceding the vesting date of the units.

The RSU Plan has been in effect since the start of the 2004-2005 financial year.

Share Ownership Guidelines
The Bank requests that Officers maintain minimum holdings of Bank common shares, including DSUs and vested SARs and stock options, proportionate to each Officer's compensation and position. The value of the minimum holdings of common shares equals the previous three years' average base salary received by a given Officer, multiplied by a factor established under the Bank's Share Ownership Guidelines, as follows:

- 5.0 for the President and Chief Executive Officer
- 2.0 for the Executive Committee members
- 1.5 for the Senior Vice-Presidents
- 1.0 for the Vice-Presidents

Existing Officers were given a period of three years as of December 20, 2002 to meet these minimum shareholding requirements. As at December 20, 2005, all such Officers, including Named Executive Officers, held a portion of their assets in common shares of the Bank in compliance with these Guidelines. Any new Officers hired or promoted after December 20, 2002 have a period of five years to meet these requirements.

The Share Ownership Guidelines were passed by the Board on December 20, 2002.

Employee Share Ownership Plan
The aim of the Employee Share Ownership Plan is to foster a stronger bond between the Bank and all its employees. Under this Plan, employees who meet the eligibility criteria may contribute up to 8% of their gross salary per year by way of payroll deductions. The Bank's contribution consists in paying an amount equal to 25% of the employee's contribution, up to $1,500 per year. After one year of continuous membership, the Bank's contributions are vested in the employee. Subsequent contributions vest immediately.

Compensation of the President and Chief Executive Officer for 2004-2005
As part of its mandate, the Committee reviews the total compensation package of the President and Chief Executive Officer in August of each year to ensure that it is fully competitive with the median of the Bank's reference market, adjusted to take into account characteristics specific to the Bank. Committee members mandated Hay Group Limited to conduct a market study on which they based their decisions.

The target value of Réal Raymond's compensation components was deemed to be adequate and was therefore maintained:

- a base salary of $1,000,000;
- an annual bonus at target set at 100% of base salary. The actual bonus may vary between 0% and 200% depending on the annual financial results achieved; and
- long-term compensation at target, comprised of options and DSUs for Officers, representing 400% of base salary at the time of the grant.

Criteria for assessing the performance of the President and Chief Executive Officer
The Committee also assesses the overall performance of the President and Chief Executive Officer on the basis of his contribution to:

- the development of competitive advantages enabling the Bank to consolidate its strategic positioning within the financial industry;
- the financial results obtained by the Bank versus the objectives set at the beginning of the financial year and the results obtained by the five other major Canadian banks;
- the creation and maintenance of a corporate image based on the ongoing development of client service quality and significant involvement in the community;
- the risk profile and credit quality of the Bank;
- the existence of appropriate management information systems and a risk classification system for the purposes of effective risk management; and
- the development and maintenance of positive relationships with shareholders, clients, employees, governments and other regulatory authorities, as well as communities.

Assessment of the performance of the President and Chief Executive Officer in 2004-2005
At the beginning of each year, the Committee approves the annual objectives of the Bank's President and Chief Executive Officer. For the 2004-2005 financial year, the objectives set concerned the criteria for developing the Bank's strategy, managing succession, mobilizing the organization to achieve the Bank's objectives and developing its human capital. The following target results were also set for the creation of value for shareholders and clients:

- ROE greater than 16%;
- GEPS of more than 5%;
- Tier 1 capital ratio maintained at a minimum of 8.5%; and
- 1% increase in the number of "very satisfied" clients.

The 2004-2005 financial year was a banner year in which the Bank exceeded all its target financial objectives and even attained new record highs, particularly in net income and ROE.

More specifically, the Bank posted net income of $855 million, up 18% over $725 million in 2003-2004. Return on shareholders' equity rose to 20.65% for the same period, versus 18.8% a year earlier.

As a result of this outstanding performance, earnings per share rose to $4.98, a 21% increase over the previous year. The Tier 1 capital ratio remained stable at 9.6% despite a significant increase in assets. In addition, the dividend payout ratio was 35% in 2005, in line with the target range of between 35% and 45%.

This financial success is representative of a firmly anchored growth strategy that clearly demonstrates the organization's level of maturity. The long-term vision of the Bank's President and Chief Executive Officer is being delivered through realistic objectives based on the Bank's strengths and competitive advantages while taking into account market and bank industry trends.

Under Mr. Raymond's leadership, the Bank was able to demonstrate its ability to achieve sustainable and recurring growth. In-depth knowledge of its markets and its ongoing search for risk management excellence should allow it to maintain a solid position in the banking industry. Moreover, the Bank's inroads in the area of insurance will help diversify its activities and ensure greater income stability, and hence better distribution of future economic risks. Note that the Bank's gross impaired loan ratio stood at 6.8% of total adjusted tangible capital and provisions, outperforming the Canadian banking industry average.

Appropriate strategy and the focus on client service quality boosted the number of very satisfied clients by 8% in four years, thereby ranking the Bank as the most admired financial institution in Quebec according to a joint survey by *Revue Commerce* and Léger Marketing Inc.

Development of human capital has always been a high priority for the Bank. In recent years, however, no effort has been spared to provide employees with a rewarding work environment, characterized by respect and integrity. The Bank is proud to be among the *50 Best Employers in Canada*, a prestigious title awarded by Hewitt Associates to recognize organizations with sound management practices that support the pursuit of their growth strategy.

Moreover, the Bank's community involvement clearly demonstrates its concern for the social environment. Such involvement undoubtedly helps develop and consolidate lasting relationships with clients, business partners and investors. Mr. Raymond, in fact, participated in 25 days of meetings, bringing together more than 530 investors. *Revue Commerce* underscored Mr. Raymond's contribution to the business community in Quebec by naming him the personality of the month in March 2005. He was also named CEO of the Year in December 2005 in Montreal daily *La Presse*. Moreover, in 2005, the Bank ranked 15th on the list of the *50 Best Corporate Citizens in Canada* published in *Corporate Knights* magazine.

As a result of the performance of Mr. Raymond and his management team, the price of Bank shares grew steadily from $48.78 to $59.14, during the most recently completed financial year for a total return to shareholders (including dividends) of 25.1%.

Mr. Raymond and his management team have successfully created balance among employee aspirations, client satisfaction and shareholder expectations. Maintaining such a balance is paramount for a company that requires ready access to capital and whose long-term financial performance hinges on the ability of its employees to establish trusting and enduring relationships with a diverse and knowledgeable clientele.

Of course, these three elements are intertwined. Motivated employees, through their individual actions and gestures, lead to more satisfied clients who, in turn, fuel a company's growth thereby enabling it to meet shareholders' expectations.

The following chart illustrates the evolution in the past five years of employee engagement and client satisfaction as it relates to total return to shareholder levels.


$
Employee Engagement (right-hand scale)
Client Satisfaction (retail) (right-hand scale)
Total return to shareholders (left-hand scale)
$276
127
111
300
280
260
240
220
200
180
160
140
120
100
80
60
150
145
140
135
130
125
120
115
110
105
100
95
2001
2002
2003
2004
2005

For comparative purposes, the three indicators have been expressed as 100 in 2001. In 2002 and subsequent years, all three indicators have steadily progressed. Between 2001 and 2005, the percentage of "very satisfied" clients grew 27% and employee engagement climbed 11%. Over the same period, a $100 investment in common shares of the Bank in 2001 increased 176%.

Bonuses granted in 2004-2005

In 2004-2005, Mr. Raymond's annual bonus envelope was determined based on the previously described terms and conditions of the annual bonus program. More specifically, the value of this envelope was determined based on the results of the two performance indicators of the Bank's annual bonus program as outlined below:

Return on Equity (80%)	ROE	% Achieved
Threshold = the lesser of: 90% of budgeted ROE (90% of 18.25%, i.e. 16.4%) and 75% of average ROE for the five other major Canadian banks (75% of 16.2%, i.e. 12.15%)	12.15%	0%
Target = budgeted ROE (2004-2005)	18.25%	100%
Maximum = the higher of: 110% of budgeted ROE (110% of 18.25%, i.e. 20.1%) and 125% of average ROE for the five other major Canadian banks (125% of 16.2%, i.e. 20.25%)	20.25%	200%
Result	**20.65%**	**200%**

Growth in earnings per share (20%)	GEPS	% Achieved
Zero growth (if average GEPS for the five other major Canadian banks is negative, this average will serve as the threshold)	0%	0%
Target = budgeted GEPS (2004-2005)	8.90%	100%
Maximum = 200% of budgeted GEPS	17.80%	200%
Result	**21.50%**	**200%**

Mr. Raymond's total bonus envelope therefore represents 200% of his base salary, or the maximum payout fixed by the terms and conditions of the Bank's annual bonus program previously described under the "Annual Bonus Program of the Bank" section of this Circular.

In light of the Bank's financial results and Mr. Raymond's performance appraisal for the most recently completed financial year, the Committee awarded Mr. Raymond a bonus of $2,000,000.

The President and Chief Executive Officer was also granted 177,400 stock options and 20,350 DSUs for Officers, based on the target percentage of base salary fixed for calculating his long-term compensation:

- 125% of base salary in DSUs for Officers; and
- 275% of base salary in stock options.

The "Summary of Total Compensation of Named Executive Officers" table of this Circular presents Mr. Raymond's compensation in detail.

In closing, the Committee, on behalf of the Board, re-affirms its confidence in the leadership of Mr. Raymond, the Bank's President and Chief Executive Officer. It is of the opinion that the strategic vision of the President and his management team will help maximize present and future shareholder value. In addition, the Committee believes that compensation policies and practices are in line with the Bank's financial performance and also comply with its reference market's practices, taking into account characteristics specific to the Bank.

This report is submitted by the Human Resources Committee. At the end of the financial year ended October 31, 2005, the Human Resources Committee was composed of four independent directors:

Jean Gaulin, Chair
Shirley A. Dawe
Marcel Dutil
Marc P. Tellier

Total Compensation of Named Executive Officers

Summary of Total Compensation of Named Executive Officers

The following table is presented pursuant to Canadian securities legislation and shows the total compensation paid by the Bank and its subsidiaries to the Named Executive Officers during each of the three most recently completed financial years.

		Annual Compensation			Long-Term Compensation			All Other Compensation[4]
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)[2]	SARs (#)	Securities Under[3] Options (#)	Long-Term Bonus Program ($)	($)
Réal Raymond	2005	1,000,000	2,000,000	0	Nil	177,400	1,250,304[5]	N/A
President and Chief Executive Officer	2004	879,123	1,500,000	0	Nil	262,400	1,250,790	N/A
	2003	764,821	1,300,000	0	Nil	198,400	947,100	N/A
Pierre Fitzgibbon[6]	2005	268,644	1,210,000[7]	2,794	Nil	29,300	N/A	N/A
Senior Vice-President — Finance, Technology	2004	193,462	1,962,207	2,686	Nil	N/A	71,204	N/A
and Corporate Affairs	2003	175,000	1,248,867	448	Nil	N/A	52,852	N/A
Louis Vachon	2005	400,000	3,442,214	0	Nil	37,400	N/A	1,721,106[8]
Chairman of the Board and Chief Executive Officer	2004	250,000	2,309,440	2,419	Nil	55,000	N/A	989,760
National Bank Financial Group,	2003	250,000	2,519,641	892	Nil	28,000	N/A	1,079,847
Chairman of the Board								
Natcan Investment Management Inc. and								
Senior Vice-President								
Michel Tremblay	2005	440,000	616,000	0	Nil	28,800	191,631[9]	616,000[10]
Senior Vice-President	2004	413,480	451,220	591	Nil	28,060	126,091	658,245
Personal Banking and Wealth Management	2003	358,246	300,000	0	Nil	31,500	140,384	627,289
Patricia Curadeau-Grou	2005	317,800	400,000	323	Nil	24,900	68,198[11]	N/A
Senior Vice-President	2004	310,347	320,000	235	Nil	35,000	157,132	N/A
Risk Management	2003	266,959	270,000	538	Nil	45,000	N/A	N/A
Michel Labonté[12]	2005	307,500	387,000	0	Nil	N/A	N/A	N/A
Senior Vice-President	2004	300,328	275,000	810	Nil	35,000	157,132[13]	N/A
Special Projects	2003	248,548	250,000	370	Nil	31,500	140,384	N/A
G.F. Kym Anthony[14]	2005	268,493	3,094,945	0	Nil	N/A	N/A	2,043,175[15]
Former President and Chief Executive Officer	2004	400,000	3,283,333	35,094	Nil	55,000	N/A	1,641,667[16]
National Bank Financial Group	2003	400,000	1,577,333	11,016	Nil	28,000	N/A	788,667[16]
and former Senior Vice-President								

(1) *The figures in this column include the annual bonuses earned during the financial year ended October 31, 2005.*
(2) *The figures in this column only represent benefits relating to loans granted at preferred interest rates to Named Executive Officers. The Named Executive Officers also have the use of a leased car and may, at their option, participate in the Employee Share Ownership Plan of the Bank. The aggregate value of these other benefits for the financial year ended October 31, 2005 does not exceed the lesser of: $50,000 or 10% of the salary and bonuses paid annually to the Named Executive Officers.*
(3) *The information in this column was revised so that it will henceforth contain the most recent stock grant to the Named Executive Officers instead of the one approved 12 months earlier. These securities were granted under the Stock Option Plan of the Bank. For further information, refer to the "Stock Option Plan" section of this Circular.*
(4) *The figures in this column represent the portion of the annual bonus earned but not vested during each financial year ended October 31.*
(5) *Under the DSU Plan for Officers (for more information, please refer to the "DSU Plan for Officers" section of this Circular), a portion of the long-term compensation of Mr. Raymond was paid in December 2005, representing 20,350 DSUs for Officers based on a price of $61.44. The total number of DSUs for Officers held by Mr. Raymond as at October 31, 2005 was 66,842 for a market value of $3,953,036, based on a share price of $59.14 as at October 31, 2005.*
(6) *Pierre Fitzgibbon has held the position of Senior Vice-President – Finance, Technology and Corporate Affairs since July 1, 2005. Previously, Mr. Fitzgibbon was Vice-Chairman and Managing Director – Corporate and Investment Banking at National Bank Financial.*
(7) *This amount includes a bonus of $1,075,000 paid to Pierre Fitzgibbon by National Bank Financial for his contribution to the company's financial results for the first half of the 2004-2005 financial year.*
(8) *Under the Annual Bonus Program for officers on the Policy Committee of National Bank Financial Group, Louis Vachon receives a third of his bonus in the form of RSUs. The number of RSUs held by Mr. Vachon as at October 31, 2005 was 18,195 unvested RSUs, for a market value of $1,076,052, based on a share price of $59.14 as at October 31, 2005.*
(9) *Michel Tremblay chose to receive a portion of his long-term compensation in DSUs for Officers in December 2005, representing 3,119 DSUs for Officers, based on a price of $61.44. The total number of DSUs for Officers held by Mr. Tremblay as at October 31, 2005 was 6,298 or 904 vested DSUs for Officers, for a market value of $53,463 and 5,394 unvested DSUs for Officers for a market value of $319,001. The market value of $372,464 representing vested and unvested DSUs for Officers was based on a share price of $59.14 as at October 31, 2005.*
(10) *Michel Tremblay is eligible for medium-term compensation equal to 140% of his base salary, 50% of which is paid in cash and 90% in RSUs (for more information, please refer to the "RSU Plan" section of this Circular).*
(11) *Patricia Curadeau-Grou chose to receive a portion of her long-term compensation in DSUs for Officers in December 2005, representing 1,110 DSUs for Officers, based on a price of $61.44. The total number of DSUs for Officers held by Ms. Curadeau-Grou as at October 31, 2005 was 3,339 unvested DSUs for Officers, for a market value of $197,468, determined on the basis of a share price of $59.14 as at October 31, 2005.*
(12) *Michel Labonté held the position of Senior Vice-President – Finance, Technology and Corporate Affairs until June 30, 2005.*
(13) *The total number of DSUs for Officers held by Mr. Labonté as at October 31, 2005 was 6,958 or 904 vested DSUs for Officers for a market value of $53,463 and 6,054 unvested DSUs for Officers for a market value of $358,034. The market value of $411,497 representing vested and unvested DSUs for Officers was based on a share price of $59.14 as at October 31, 2005.*
(14) *G.F. Kym Anthony stepped down as President and Chief Executive Officer of National Bank Financial Group and Senior Vice-President on July 1, 2005.*
(15) *Following the departure of G.F. Kym Anthony, it was agreed that he would be paid a lump sum of $2,043,175.*
(16) *Following the departure of G.F. Kym Anthony, these amounts will not be paid.*

Options Granted in December 2005

The table below specifies the number of options granted to Named Executive Officers during the most recently completed calendar year. Under the Stock Option Plan, the options granted in December 2005 will be vested over the next four years, in equal portions of 25%, as of December 2006. These options will expire on December 7, 2015. During the 30 business days prior to the options being granted, the closing price of the common shares of the Bank on the Toronto Stock Exchange fluctuated between $57.64 and $61.47.

Name	Number of Options Granted (#)	% of Total Options & SARs Granted to Employees in December 2005[1]	Option Exercise Price ($)	Market Value of a Common Share on the Date Preceding the Grant ($)	Expiration Date
Réal Raymond	177,400	18.7	61.44	61.44	7/12/2015
Pierre Fitzgibbon	29,300	3.1	61.44	61.44	7/12/2015
Louis Vachon	37,400	3.9	61.44	61.44	7/12/2015
Michel Tremblay	28,800	3.0	61.44	61.44	7/12/2015
Patricia Curadeau-Grou	24,900	2.6	61.44	61.44	7/12/2015
Michel Labonté	N/A	N/A	N/A	N/A	N/A
G.F. Kym Anthony	N/A	N/A	N/A	N/A	N/A

(1) *The total number of options and SARs granted to employees in December 2005 has declined due to the DSU Plan for Officers being extended to a wider pool.*

Since the initial approval of the Stock Option Plan and the SAR Plan, as well as during the most recently completed financial year, the Bank has not repriced downward any options or SARs held by its Officers and Named Executive Officers.

The following table lists, for each of the Named Executive Officers, the number of securities affected by options/SARs exercised during the most recently completed financial year, the aggregate value realized and, lastly, the number and value of unexercised options/SARs outstanding as at October 31, 2005. The value of unexercised options/SARs at financial year-end is equal to the difference between the exercise price of the options/SARs and the closing price of common shares of the Bank on the Toronto Stock Exchange on the last business day of the financial year, namely, $59.14 per common share.

Options/SARs Exercised by Named Executive Officers During the Financial Year Ended October 31, 2005, and Number and Value of Unexercised In-the-Money Options/SARs at Financial Year-End

			Unexercised Options/SARs at Financial Year-End		Value of Unexercised In-The-Money Options/SARs at Financial Year-End[1]	
Name	Number of Securities Affected by Exercised Options/SARs (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Réal Raymond	111,300	3,264,543	246,855	533,485	6,790,980	9,127,308
Pierre Fitzgibbon	0	0	0	0	0	0
Louis Vachon	0	0	121,725	101,575	4,091,379	1,724,400
Michel Tremblay	35,000	1,023,329	42,600	77,260	1,169,452	1,477,294
Patricia Curadeau-Grou	73,900	2,341,026	77,350	66,350	2,037,574	1,040,532
Michel Labonté	53,500	1,885,877	85,600	81,700	2,639,307	1,480,537
G.F. Kym Anthony	57,600	1,606,607	0	40,700	0	871,254

(1) *The amounts indicated are based on a price of $59.14 per common share, namely, the closing price on the last business day of the financial year ended October 31, 2005.*

Under the Bank's long-term compensation programs, only the Stock Option Plan allows issuance of the Bank's equity securities. As at October 31, 2005, pursuant to Canadian securities legislation, the following table shows the situation of the Stock Option Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants or Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	5,613,970	$35.76	8,781,685
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,613,970	$35.76	8,781,685

Retirement Benefits for Named Executive Officers

Pension Plan and Post-Retirement Allowance Program

The Named Executive Officers of the Bank participate in a defined benefit pension plan and the Post-Retirement Allowance Program. A pension, up to the maximum pension permitted by law, is payable under the Registered Pension Plan, while the Post-Retirement Allowance Program provides for any supplemental pension, where applicable. The combined effect of these two plans can be defined as follows:

- For each year of credited service, the plans grant a life pension equal to 2% of the average pensionable earnings, defined as the average earnings for the 60 highest-paid consecutive months. Pensionable earnings include the salary and the bonus, depending on conditions that vary according to level:

  - for the President and Chief Executive Officer, the eligible annual bonus is limited to 100% of the base salary; and
  - for Named Executive Officers at the Senior Vice-President level, who are Executive Committee members, the calculation has been based on 50% of the annual bonus (up to 35% of base salary) since January 1, 2006. The average pensionable earnings are limited to $700,000.

The normal retirement age is 60. However, these pension plans allow for early retirement, with the employer's consent, as of 55 years of age. The pension is reduced by the lesser of:

- 4% for each year prior to age 60, and
- 2% for each year by which the sum of the age and years of service falls short of 90.

Moreover, Officers at the level of President or Senior Vice-President contribute 9% of their salary to the Pension Plan, or up to $13,180 per annum. At retirement, the accumulated sum exceeding the basic contribution is converted to a supplementary pension, subject to the application of legal limits.

Recent Changes

Since January 1, 2005, the Post-Retirement Allowance Program has covered any Bank employee who has attained the maximum pension payable by law for a registered plan. Recognized years of service in the Post-Retirement Allowance Program are the same as for the registered plan.

In May 2005, the Bank also developed a funding policy for its pension plans. This policy clarifies risk sharing between the Bank and its employees, sets the priorities to be established in the event of a surplus or deficit, and provides mechanisms to reduce cost variability and possible future deficits.

Estimated Annual Pensions Payable at Retirement

The following tables contain the estimated annual pensions payable under the Bank's Pension Plan and the Post-Retirement Allowance Program to Named Executive Officers of the Bank at the level of President and Senior Vice-President.

Estimated Pensions Payable as of Age 60[1] [2]

				President
Average Pensionable Earnings[3]				Years of Membership
	15	20	25	30	35
($)	($)	($)	($)	($)	($)
1,000,000	296,814	396,194	495,663	595,132	694,777
1,500,000	446,814	596,194	745,663	895,132	1,044,777
2,000,000	596,814	796,194	995,663	1,195,132	1,394,777
2,500,000	746,814	996,194	1,245,663	1,495,132	1,744,777

(1) *The estimated pensions do not take into account the pension generated by the additional contributions accumulated by the Named Executive Officer.*

(2) *The pension is payable for life, but reduced to take into account the amount payable under the Canada Pension Plan or the Quebec Pension Plan. Upon the member's death, 60% of the pension is payable to the member's spouse. If there is no spouse, part of the pension is payable to the dependent children.*

(3) *The amounts in the "Salary" and "Bonus" columns of the "Summary of Total Compensation of Named Executive Officers" table of this Circular are used to calculate the average pensionable earnings, subject to the maximums set out above.*

SECTION 3 | Internal Management (cont.)

Estimated Pensions Payable as of Age 60[1] [2]

Average Pensionable Earnings[3]					Senior Vice-President Years of Membership
	15	20	25	30	35
($)	($)	($)	($)	($)	($)
300,000	86,814	116,194	145,663	175,132	204,777
400,000	116,814	156,194	195,663	235,132	274,777
500,000	146,814	196,194	245,663	295,132	344,777
600,000	176,814	236,194	295,663	355,132	414,777
700,000	206,814	276,194	345,663	415,132	484,777

(1) *The estimated pensions do not take into account the pension generated by the additional contributions accumulated by the Named Executive Officer.*

(2) *The pension is payable for life, but reduced to take into account the amount payable under the Canada Pension Plan or the Quebec Pension Plan. Upon the member's death, 60% of the pension is payable to the member's spouse. If there is no spouse, part of the pension is payable to the dependent children.*

(3) *The amounts in the "Salary" and "Bonus" columns of the "Summary of Total Compensation of Named Executive Officers" table of this Circular are used to calculate the average pensionable earnings, subject to the maximums set out above.*

Estimated Pensions of Named Executive Officers

The years of service credited as at October 31, 2005 and estimated on the normal retirement date, as well as the estimated annual pension payable at age 60 on the basis of average compensation as at October 31, 2005 and the projected years of service until age 60 are presented in the following table:

Name	Years of Service Credited as at October 31, 2005	Estimated Years of Service Credited on Normal Retirement Date	Estimated Annual Pension Payable at Age 60
Réal Raymond	30.7	35.0	$ 1,054,000
Pierre Fitzgibbon	5.3[1]	14.4	$ 92,000
Louis Vachon	7.8	24.6	$ 165,000
Michel Tremblay	5.7	15.8	$ 127,000
Patricia Curadeau-Grou	14.2	24.1	$ 150,000
Michel Labonté	12.6	12.7	$ 79,000
G.F. Kym Anthony	0.7	0.7	N/A

(1) *Mr. Fitzgibbon was credited five years at hiring. The related cost is spread over the projected length of his active career.*

Note that the maximum number of years recognized for the purposes of the Post-Retirement Allowance Program is 35.

The table below shows the cost of membership in the two plans for the 2004-2005 financial year for the Bank for each of the Named Executive Officers in the Bank's employ at the date of this Circular, as well as the estimated capital required as at October 31, 2005 to fund the pension accumulated as at that date and payable as of age 60 throughout retirement.

Name	Cost for the Bank for 2004-2005	Estimated Capital Required as at October 31, 2005
Réal Raymond	$ 395,000	$14,398,000
Pierre Fitzgibbon	$ 25,000	$ 40,000
Louis Vachon	$ 55,000	$ 670,000
Michel Tremblay	$ 94,000	$ 708,000
Patricia Curadeau-Grou	$ 68,000	$ 1,354,000
Michel Labonté	$ 59,000	$ 1,112,000

The amounts presented in the table above are estimates based on a series of assumptions and employment conditions that can change over time. The method used to perform these calculations may also differ from that used by other companies, thus possibly challenging the relevance of any such comparison.

The underlying assumptions for the calculations are the same as those used for the Bank's financial statements:

- A discount rate of 6.25%, i.e., the rate applicable at the beginning of the financial year, was used to determine the cost for the Bank for 2004-2005; a discount rate of 5.50%, i.e., the rate applicable at the end of the financial year, was used to determine the estimated capital required as at October 31, 2005.
- Retirement age according to the earlier of:
  - Sum of age and the average of the years of membership and service is equal to 92; and
  - Age 58 (born in 1947 or earlier), age 59 (born between 1948 and 1952), age 60 (born after 1952) or actual age if older.
- Salary increases: Assuming that an annual increase of 3.5% is applied to the salary and current annual premium until the projected retirement date.
- Officer contributions: The value of the benefits payable by the Officer's contributions is included in calculating the estimated capital required as at October 31, 2005, but the employee's contributions are excluded from the calculations of the cost for the Bank in 2005.
- Vesting by the employer: after two years of membership.

Detailed Tables of Total Compensation of the Named Executive Officers in the Bank's Employ
The following tables present the estimated value of the total compensation of the Named Executive Officers in the Bank's employ at the date of this Circular for the three most recently completed financial years. Estimated total compensation includes all variable compensation, whether paid in cash or stock-based, for each of the Named Executive Officers, as well as the estimated annual cost of retirement benefits.

Réal Raymond President and Chief Executive Officer	2005	2004	2003
Cash Compensation			
Base salary	$ 1,000,000	$ 879,123	$ 764,821
Annual bonus	$ 2,000,000	$ 1,500,000	$ 1,300,000
Cash Total	$ 3,000,000	$ 2,379,123	$ 2,064,821
Stock-Based Compensation			
Stock options(1)	$ 2,749,700	$ 2,749,952	$ 2,063,360
DSUs(2)	$ 1,250,304	$ 1,250,790	$ 947,100
Total Equity Value	$ 4,000,004	$ 4,000,742	$ 3,010,460
Direct Compensation	$ 7,000,004	$ 6,379,865	$ 5,075,281
Annual Cost of Retirement Benefits(3)	$ 395,000	$ 328,000	$ 277,000
Total Compensation	$ 7,395,004	$ 6,707,865	$ 5,352,281

(1) *Estimated value of stock options calculated using the Black-Scholes model: $15.50 in December 2005, $10.48 in December 2004 and $10.40 in December 2003.*
(2) *Portion of long-term compensation paid in DSUs for Officers, i.e., 125% of base salary. DSU value based on the grant price, i.e, $61.44 for the grant on December 7, 2005, $48.20 for the grant on December 9, 2004 and $41.00 for the grant on December 11, 2003.*
(3) *Value of the Bank's contribution for adding a year to the pension fund, based on the assumptions used in the Bank's Annual Report in each of those years.*

Pierre Fitzgibbon	2005(1)	2005(2)	2004(2)	2003(2)
Cash Compensation				
Base salary	$ 99,419	$ 169,225	$ 193,462	$ 175,000
Annual bonus	$ 135,000	$ 1,075,000	$ 1,962,207	$ 1,248,867
Cash Total	$ 234,419	$ 1,244,225	$ 2,155,669	$ 1,423,867
Stock-Based Compensation				
Stock options(3)	$ 454,150	N/A	N/A	N/A
Other long-term program (4)	N/A	N/A	$ 71,204	$ 52,852
DSUs	N/A	N/A	N/A	N/A
Total Equity Value	$ 454,150	N/A	$ 71,204	$ 52,852
Direct Compensation	$ 688,569	$ 1,244,225	$ 2,226,873	$ 1,476,719
Annual Cost of Retirement Benefits(5)	$ 25,000	N/A	N/A	N/A
Total Compensation	$ 713,569	$ 1,244,225	$ 2,226,873	$ 1,476,719

(1) *Mr. Fitzgibbon has held the position of Senior Vice-President — Finance, Technology and Corporate Affairs of National Bank of Canada since July 1, 2005.*
(2) *Mr. Fitzgibbon was Vice-Chairman and Managing Director — Corporate and Investment Banking at National Bank Financial until June 30, 2005.*
(3) *Estimated value of stock options calculated using the Black-Scholes model: $15.50 in December 2005.*
(4) *Under the long-term compensation program of National Bank Financial Group.*
(5) *Value of the Bank's contribution for adding a year to the pension fund, based on the assumptions used in the Bank's Annual Report in each of those years.*

Louis Vachon Chairman of the Board and Chief Executive Officer – National Bank Financial Group and Chairman of the Board – Natcan Investment Management Inc. and Senior Vice-President	2005	2004	2003
Cash Compensation			
Base salary	$ 400,000	$ 250,000	$ 250,000
Annual bonus (including deferred portion for 2003 and 2004)	$ 3,442,214	$ 3,299,200	$ 3,599,488
Bonus paid in RSUs(1)	$ 1,721,106	N/A	N/A
Total Cash Value	$ 5,563,320	$ 3,549,200	$ 3,849,488
Stock-Based Compensation			
Stock options(2)	$ 579,700	$ 576,400	$ 291,200
DSUs	N/A	N/A	N/A
Total Equity Value	$ 579,700	$ 576,400	$ 291,200
Direct Compensation	$ 6,143,020	$ 4,125,600	$ 4,140,688
Annual Cost of Retirement Benefits(3)	$ 55,000	$ 16,000	$ 12,000
Total Compensation	$ 6,198,020	$ 4,141,600	$ 4,152,688

(1) Under the RSU Plan, which came into force in 2004-2005, a third of the bonus must be paid in RSUs. The value of the RSUs is based on the grant price as at December 7, 2005, i.e. $61.44.
(2) Estimated value of stock options calculated using the Black-Scholes model: $15.50 in December 2005, $10.48 in December 2004 and $10.40 in December 2003.
(3) Value of the Bank's contribution for adding a year to the pension fund, based on the assumptions used in the Bank's Annual Report in each of those years.

Michel Tremblay Senior Vice-President – Personal Banking and Wealth Management	2005	2004	2003
Cash Compensation			
Base salary	$ 440,000	$ 413,480	$ 358,246
Annual bonus	$ 616,000	$ 451,220	$ 300,000
Cash Total	$ 1,056,000	$ 864,700	$ 658,246
Stock-Based Compensation			
RSUs(1)	$ 616,000	N/A	N/A
Stock options(2)	$ 446,400	$ 294,069	$ 327,600
DSUs(3)	$ 191,631	$ 126,091	$ 140,384
Other long-term program(4)	N/A	$ 658,245	$ 627,289
Total Equity Value	$ 1,254,031	$ 1,078,405	$ 1,095,273
Direct Compensation	$ 2,310,031	$ 1,943,105	$ 1,753,519
Annual Cost of Retirement Benefits(5)	$ 94,000	$ 24,000	$ 21,000
Total Compensation	$ 2,404,031	$ 1,967,105	$ 1,774,519

(1) Under the RSU Plan, which came into force in 2004-2005, the value of the RSUs is based on the grant price on December 7, 2005, i.e. $61.44.
(2) Estimated value of stock options calculated using the Black-Scholes model: $15.50 in December 2005, $10.48 in December 2004 and $10.40 in December 2003.
(3) Under the DSU Plan for Officers, a portion (up to 30%) of long-term compensation can be received in the form of DSUs. DSU value based on the grant price, i.e. $61.44 for the grant on December 7, 2005, $48.20 for the grant on December 9, 2004 and $41.00 for the grant on December 11, 2003.
(4) Under the long-term compensation program of Natcan Investment Management Inc.
(5) Value of the Bank's contribution for adding a year to the pension fund, based on the assumptions used in the Bank's Annual Report in each of those years.

Patricia Curadeau-Grou Senior Vice-President – Risk Management	2005	2004	2003
Cash Compensation			
Base salary	$ 317,800	$ 310,347	$ 266,959
Annual bonus	$ 400,000	$ 320,000	$ 270,000
Cash Total	$ 717,800	$ 630,347	$ 536,959
Stock-Based Compensation			
Stock options(1)	$ 385,950	$ 366,800	$ 468,000
DSUs(2)	$ 68,198	$ 157,132	N/A
Total Equity Value	$ 454,148	$ 523,932	$ 468,000
Direct Compensation	$ 1,171,948	$ 1,154,279	$ 1,004,959
Annual Cost of Retirement Benefits(3)	$ 68,000	$ 21,000	$ 19,000
Total Compensation	$ 1,239,948	$ 1,175,279	$ 1,023,959

(1) Estimated value calculated using the Black-Scholes model: $15.50 in December 2005, $10.48 in December 2004 and $10.40 in December 2003.
(2) Under the DSU Plan for Officers, a portion (up to 30%) of the long-term compensation can be received in the form of DSUs. DSU value based on the grant price on December 7, 2005, i.e. $61.44 and $48.20 for the grant on December 9, 2004.
(3) Value of the Bank's contribution for adding a year to the pension fund, based on the assumptions used in the Bank's Annual Report in each of those years.

Michel Labonté Senior Vice-President – Special Projects	2005	2004	2003
Cash Compensation			
Base salary	$ 307,500	$ 300,328	$ 248,548
Annual bonus	$ 387,000	$ 275,000	$ 250,000
Cash Total	$ 694,500	$ 575,328	$ 498,548
Stock-Based Compensation			
Stock options[1]	N/A	$ 366,800	$ 327,600
DSUs[2]	N/A	$ 157,132	$ 140,384
Total Equity Value	N/A	$ 523,932	$ 467,984
Direct Compensation	$ 694,500	$ 1,099,260	$ 966,532
Annual Cost of Retirement Benefits[3]	$ 59,000	$ 50,000	$ 44,000
Total Compensation	$ 753,500	$ 1,149,260	$ 1,010,532

(1) *Estimated value calculated using the Black-Scholes model: $10.48 in December 2004 and $10.40 in December 2003.*

(2) *Under the DSU Plan for Officers, a portion (up to 30%) of the long-term compensation can be received in the form of DSUs. DSU value based on the grant price, i.e. $48.20 for the grant on December 9, 2004 and $41.00 for the grant on December 11, 2003.*

(3) *Value of the Bank's contribution for adding a year to the pension fund, based on the assumptions used in the Bank's Annual Report in each of those years.*

Performance of Common Shares of the Bank

The following performance graph shows the cumulative total return for $100 invested in common shares of the Bank on October 31, 2000, as compared to the total cumulative return of the S&P/TSX Banks (Industry Group) subindex and the S&P/TSX Composite Index for the five most recently completed financial years, assuming dividends are fully reinvested at the market price on each dividend payment date.

Five-Year Cumulative Total Return on a $100 Investment

■ Bank ● S&P/TSX Banks (Industry Group) ▲ S&P/TSX Composite


$300
250
200
150
100
50
2000
2001
2002
2003
2004
2005

	Oct. 2000 ($)	Oct. 2001 ($)	Oct. 2002 ($)	Oct. 2003 ($)	Oct. 2004 ($)	Oct. 2005 ($)
National Bank of Canada	100.00	100.17	125.06	179.42	220.64	276.06
S&P/TSX Banks (Industry Group)	100.00	98.78	102.95	142.54	166.61	194.06
S&P/TSX Composite	100.00	72.54	66.97	84.94	98.64	117.51

Termination of Employment Policy

On November 30, 2000, the Board adopted a policy whereby certain executive officers would receive a separation allowance in the event their employment was terminated by the Bank following a change in control. A change in control notably means any change in the ownership of Bank shares following the acquisition of shares, a merger or a business combination, resulting in one shareholder beneficially owning in excess of 20% of the voting shares of the Bank. Under the terms of this policy, the President and Chief Executive Officer would be entitled to a separation allowance equal to his base salary and average annual bonus for the previous three years (or the target annual bonus for eligible executive officers who have been in their position for less than three years) for a period of 36 months, up to the normal retirement age. Certain other executive officers of the Bank are also covered by this policy and would be entitled to receive a separation allowance equal to their base salary and average annual bonus for the previous three years (or the target annual bonus in the case of eligible executive officers who have been in their position for less than three years) for a period of 18 to 24 months, up to the normal retirement age. In all cases, the separation allowance would also include an amount equal to the estimated value of the stock options and SARs that would have been granted to them had their employment not been terminated. Moreover, under the terms of this policy, all stock options and SARs already granted would vest immediately and the executive officers would have up to 12 months in which to exercise the options or SARs.

As at the date of this Circular, the Bank had not concluded any other termination of employment agreement.

Report of the Conduct Review and Corporate Governance Committee

Role of the Committee

The Conduct Review and Corporate Governance Committee (the "Committee") assists the Board by overseeing the implementation of and compliance with corporate governance rules, procedures and policies, by ensuring compliance with rules of professional conduct and supervising the management and monitoring of related party transactions.

The Committee establishes and regularly reviews the mandates of the Board and its committees, and those of the Chairman of the Board and the committee Chairs. It also reviews the report on corporate governance submitted to the shareholders, provided below, the size and composition of the Board and its committees as well as various rules and guidelines applicable to directors, particularly regarding share ownership, conflicts of interest, selection and succession. The Committee establishes and oversees a process to assess the performance and effectiveness of the Board of Directors, its committees and directors, and sees that orientation and education programs for directors are maintained.

The Committee ensures compliance with the Code of Professional Conduct and that mechanisms exist for disclosing information to clients, and oversees application of the process for reviewing complaints of clients who obtained products or services in Canada.

At the end of the most recently completed financial year, the Committee was entirely composed of independent directors (defined under the heading "Independence of Directors" in this section of the Circular).

Members
Paul Gobeil, Chair
Pierre Bourgie
Shirley A. Dawe
Roseann Runte

Summary of the Corporate Governance Practices of the Bank

In June 2005, the Corporate Governance Guidelines of the Canadian Securities Administrators (the "CSA Guidelines") came into force. The Bank, which keeps abreast of developments in this area at all times, complies fully with these new rules. Corporate governance practices are, in fact, an essential component of the Bank's operations. The Bank's policies and practices comply with the best practices approved by specialized corporate governance bodies, as shown in the statement of the Bank's corporate governance practices set out below.

Board of Directors

Composition of the Board

- <u>Independence of Directors</u>

  Definition. The Bank complies with the definition of "independence" pursuant to the CSA Guidelines with respect to both the independence of members of the Board and of members of the Audit and Risk Management Committee.

  Independent majority. The majority of the directors, including the Chairman of the Board, are independent. The independence of the directors is determined annually by the Board, based on the recommendations of the Conduct Review and Corporate Governance Committee, in light of the regulations in force and corporate governance best practices. The information provided by the directors in a semi-annual questionnaire listing all the relevant data is also used in determining independence. The independent members of the Board meet in camera after each regularly scheduled meeting of the Board.

  Non-independent directors. At the end of the most recently completed financial year and as at the date of this Circular, the Conduct Review and Corporate Governance Committee was of the opinion that 11 of the 14 Bank directors were independent. The three non-independent directors are Lawrence S. Bloomberg and Réal Raymond, employees or Officers of the Bank or of one of its subsidiaries, as well as Gérard Coulombe, a partner of Desjardins Ducharme, L.L.P., a law firm that provides legal services to the Bank and its subsidiaries for which it receives remuneration.

  Outside board memberships. The Bank lists all the boards on which its directors serve. In the "Information on Nominees for Election to the Board of Directors" section, it discloses the names of the public companies on whose boards each director currently serves or has served in the previous five years. The Board issued a directive under which all directors must notify the Chair of the Conduct Review and Corporate Governance Committee before accepting an invitation to serve on another board. Together with the Chairman of the Board, the Chair of the Conduct Review and Corporate Governance Committee assesses whether directors will be involved in conflict of interest situations or apparent conflicts of interest and whether they remain capable of performing their functions as a director of the Bank.

- <u>Nomination of Directors and Re-election</u>

  Charter of Expectations. The Board has created a Charter of Expectations in order to formally set out the requirements of the Board concerning directors, both in terms of individual characteristics and their contribution to the Board. The Charter of Expectations describes in particular the aptitudes considered in nominating a director and recommending an existing director for re-election, if applicable. It also states the requirements for ensuring that directors discharge their duties adequately and effectively. The Charter of Expectations advocates individual knowledge and qualifications that fit with those of the other directors so that the Board can properly fulfill all the aspects of its role.

  Nomination. The Conduct Review and Corporate Governance Committee, in cooperation with the Chairman of the Board, administers the nomination process for new directors and forwards its recommendations to the Board. This Committee is entirely composed of independent directors. The Committee recommends the nomination of new directors meeting the following main selection criteria: expertise enabling them to make an active, informed and profitable contribution to the management of the Bank, the conduct of its business, and its orientation and development, availability, a reputation for honesty and integrity, an understanding of regional, national and international issues and a *personal contribution that complements that of the other members of the Board. The Board's expectations for new directors are discussed* with potential candidates prior to their nomination in order to ensure that they are sufficiently available and competent to properly fulfill their role.

  Re-election. The Conduct Review and Corporate Governance Committee also annually assesses the eligibility and availability of directors who are candidates for re-election. Thus, barring any exceptional circumstances, a director may not have his mandate renewed for more than 15 successive years. The computation of a 15-year tenure commences in 1998 for directors serving on the Board at that time.

  Majority voting. The Bank also adopted a policy whereby any nominee for election as a director at the Annual Meeting of Shareholders, for whom the number of votes withheld exceeds the number of votes cast in his or her favor, will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances must immediately tender his or her resignation to the Conduct Review and Corporate Governance Committee, which will submit a recommendation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation.

- Orientation and Continuing Education

  Directors follow an orientation and continuing education program so that they can become familiar with and broaden their knowledge of the operations of the Bank and its subsidiaries. The program is composed of three parts: orientation of new directors, continuing education in the form of training sessions and presentations made by different professionals, and individual meetings between directors and executive officers. The program provides an overview of the Bank, how it functions, its operations and its main challenges.

  Presentations. Presentations are made to directors on various aspects of the Bank's operations during regular Board meetings. During the most recently completed financial year, directors attended presentations regarding wealth management in the Personal Banking segment, regulatory developments concerning the Act and the bank/insurance sector, the Bank's strategic planning, banking partnerships, the role of the Board in managing certain risks, as well as sources and use of capital.

  Orientation. As part of their orientation program, new directors receive training concerning, in particular, the functioning of the Board and the Bank's vision, main segments and business challenges, the audit and control system and the Bank's client base and human resources. The new directors also participate in training sessions in the form of meetings with the Bank's Executive Committee members, the President and Chief Executive Officer, and the Chairman of the Board.

  Directors' Handbook. Directors are also given a Directors' Handbook, which describes the responsibilities and obligations of directors, the Bank's organizational structure, the mandates of the Board and its committees as well as the mandates of the Chairman of the Board and the committee Chairs. In addition, it contains the Bank's Code of Professional Conduct.

- Size of the Board

  The Committee is responsible for reviewing the size of the Board from time to time in order to ensure its effectiveness based on the competencies, aptitudes and experience sought by the Board, for developing and periodically reviewing the selection criteria for directors so as to reflect regulatory requirements, expectations and current and future needs of the Board, and for reviewing the existing procedures from to time to time so that the said criteria can be applied. This year, the Board is composed of 14 directors, and the Committee and the Board are of the opinion that this number is appropriate since the required competencies, knowledge, skills and qualifications can be brought together while promoting open discussion and a spirit of cooperation among directors.

Mandate of the Board

During the most recently completed financial year, the Board reviewed and amended its mandate so as to adequately reflect what the Board does and how, while ensuring compliance with new regulations. The Board's complete mandate is provided in Schedule B of this Circular.

- Strategic Planning

  Under its mandate, the Board is responsible, in particular, for overseeing the Bank's operations in relation to its business objectives and strategic plan. The Board therefore periodically reviews and approves the strategic plan in which the Bank establishes its mission, vision, objectives and strategy. In this regard, it considers business opportunities and related risks as well as business plans covering the Bank's major activities. Thus, in the most recently completed financial year, presentations were made to the Board on three-year strategic plans for the various Bank segments. These presentations typically include strategic orientations and initiatives, related challenges and risks, and relevant financial considerations. They allow the Board to have an overview and a detailed picture of the current status and future projects of each Bank segment and of the Bank in general so that it can adequately and effectively oversee the Bank's operations.

- Oversight of Management
  The Board fulfills its oversight function of management by receiving regular reports from the various segments and through discussions with the senior management of these segments. It also oversees management, assisted by the Human Resources Committee, by relying on the performance appraisal of the President and Chief Executive Officer based on the objectives set at the beginning of the year and by studying the report presented by the President and Chief Executive Officer to the Board on the performance of executive officers. The Board, in particular, ensures as much as possible that the President and Chief Executive Officer and the other executive officers help create and maintain a culture of integrity within the Bank, notably by promoting the Code of Professional Conduct and related policies and through the performance review of senior management. It also oversees the training, development and succession planning process for senior management. The Board fulfills these obligations in conjunction with the Human Resources Committee.

- Risk Management
  Together with the Audit and Risk Management Committee, the Board examines and approves the Bank's overall risk philosophy and risk tolerance; it recognizes, identifies and understands the Bank's main risks (including credit, market and operational risks as well as outsourcing risks) and ensures that appropriate systems are set up for the effective management of such risks. At least quarterly, the Audit and Risk Management Committee receives detailed reports from the Bank's Risk Management sector on the sector's activities, the general allowance for credit risk, impaired loans and loan losses, compliance with regulatory capital ratios and obligations under the Basel Accord. The Board annually reviews and adopts all the major policies concerning the Bank's activity-related risks while ensuring their implementation. The Audit and Risk Management Committee converses on a regular basis, and in private, with the internal auditor and with the external auditor. For more information on risk management structure and systems, please refer to the "Risk Management Approach" section in the Bank's 2005 Annual Report.

- Communicating with Clients, Shareholders, Investors and the Public
  Information disclosure. The Board is an advocate of transparency in disclosing information to all shareholders, investors, clients and the general public. For this purpose, the Bank has ratified an information disclosure policy, which describes in particular the information to be disclosed, whether it is financial or other information, when it can be disclosed and by what means. It therefore establishes complete, accurate and timely disclosure procedures between the Bank, its clients, its shareholders, financial analysts, media and the general public and prohibits the selective distribution of information. The Bank also set up a Disclosure Committee whose mission is to ensure that information disclosure procedures and controls and internal financial reporting control procedures are implemented and operational. This Committee reviews the Bank's disclosure policy on a regular basis and recommends it for approval to the Board.

  Measures for recording reactions of stakeholders. The Board sees to it that measures are implemented to gather the reactions of all Bank stakeholders. The Bank responds to questions from shareholders, investors and financial analysts through the Investor Relations Department, the Corporate Secretary's Office or National Bank Trust Inc., the Bank's transfer agent and registrar. Clients with special concerns or needs may contact their branch or TelNat. If a complaint cannot be resolved through the regular administrative channels, clients may contact the Bank's Ombudsman. Interested parties may contact the independent directors and the Chairman of the Board by e-mail at: boardofdirectors@nbc.ca. Moreover, the Bank has established the Policy for Reporting Irregularities Relating to Accounting, Internal Accounting Controls and Auditing Matters (the "Whistleblowing Policy") and procedures concerning (i) the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters and (ii) the possibility for any person, including employees, to report any irregularity regarding accounting, internal accounting controls or auditing matters on a confidential and anonymous basis.

- Internal Control and Management Information Systems
  The Board, in conjunction with the Audit and Risk Management Committee and the Disclosure Committee, examines audit and internal control processes and management information systems to ensure their integrity and effectiveness. Moreover, in cooperation with the internal auditor and management, the Bank's policies and internal control mechanisms are reviewed regularly.

- Corporate Governance
  Lastly, through the Conduct Review and Corporate Governance Committee, the Board is responsible for studying, preparing, implementing and overseeing the Bank's corporate governance rules, policies and procedures.

SECTION 3 | Internal Management (cont.)

Business Ethics

- Code of Professional Conduct

  Application and content. The Bank has a Code of Professional Conduct (the "Code"), which sets out the obligations of its employees, Officers and directors relating to professional conduct, to the extent it applies to them. The Code contains, in particular, the duty to act honestly and with integrity, to follow the law, to treat others equitably and with respect, to keep information in the strictest confidence, to avoid conflicts of interest and to respect the organization. The complete Code of Professional Conduct is available in both English and French on the website of the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

  Update and failure to comply with the Code. The Conduct Review and Corporate Governance Committee reviews the Code itself at least every two years and approves any updates. The Bank's management must report any major violations of the Code to the Committee, and submit an annual report to the Committee on the procedure guaranteeing compliance with the Code. In the event of a breach of the Code by a director or an Officer, the Board will disclose the omission, particularly through a notice of material change filed with the Canadian Securities Administrators.

- Conflict of Interest

  Duty to report. The directors have a duty to report any conflict of interest to the Chairman of the Board or to the Chair of the Conduct Review and Corporate Governance Committee. Directors do not participate in the discussions and abstain from voting when any decision is made by the Board regarding a company to which they are related.

  Independent judgment. In order to ensure directors' independent judgment during the review of operations and contracts in which a director or an Officer has a material interest, the Conduct Review and Corporate Governance Committee, in conjunction with the Chairman of the Board, reviews the directorships of directors by examining in particular the following aspects: the sector of the contemplated company, the business ties between said company and the Bank, the number of outside boards on which the director in question serves as well as the number of Bank directors already serving on the board of such company.

  Measures to encourage and promote an ethical business culture. The Board advocates a culture of ethical business conduct and integrity throughout the Bank. In order to achieve this objective, it attributes great importance to compliance with the Code. Moreover, a Disclosure Committee was set up to ensure that financial information is adequately communicated. Lastly, the Bank implemented its Whistleblowing Policy.

Remuneration

- Remuneration of Directors

  Principles. In order to provide adequate remuneration and recognize the ongoing and increasing complexity of the Bank's business, the Board, on the recommendation of the Conduct Review and Corporate Governance Committee, has adopted a remuneration program for directors. The purpose of this program is to provide the Bank with the tools required to recruit and retain qualified individuals to serve as members of the Board and contribute to the Bank's success. The program also aims to align the interests of the members of the Board more closely with those of the Bank's shareholders. The Bank offers directors remuneration that is commensurate with that of its reference market.

  Retainer and meeting fees. A retainer is paid to directors for serving on the Board. Committee members and committee Chairs, as well as the Chairman of the Board, receive additional remuneration. Board members are also paid fees for their attendance at meetings of the Board and of the committees on which they serve. For more information about the amounts allocated, please refer to the "Remuneration Paid by the Bank and its Subsidiaries to Directors" table and the "Record of Attendance and Remuneration of Directors" table of this Circular, which describe the remuneration paid to directors in the most recently completed financial year. In addition, the Bank and its subsidiaries reimburse directors for the expenses they incur to attend meetings.

  Holding of shares or DSUs and share ownership requirements. Directors are required to hold Bank common shares or DSUs valued at not less than five times the amount of their annual retainer as a director of the Bank. A DSU is a right which has a value equal to the market value of a common share of the Bank at the time the DSUs are credited, i.e., quarterly, to an account in the director's name. Additional DSUs are credited to that account when dividends are paid on common shares. DSUs can only be cashed when the director leaves the Board. Directors have five years from the date they take office to attain this level of shares or DSUs. A portion of the retainer for directors as well as part of the remuneration paid to committee members and Chairs must be paid in the form of Bank shares. Directors may choose to receive their annual retainer and meeting fees in the form of cash and/or common shares and/or DSUs. The number of shares and DSUs held by the directors is indicated in the "Information on Nominees for Election to the Board of Directors" section of this Circular.

Directors who are also Bank Officers. The directors of the Bank who are also Officers of the Bank do not receive any remuneration in their capacity as directors of the Bank or any of its subsidiaries.

Other remuneration paid to a director. During the most recently completed financial year, only one director received, directly from one of the Bank's subsidiaries, remuneration other than that received in his capacity as a Bank director. Under a service contract entered into in November 2004 with National Bank Financial Inc., Lawrence S. Bloomberg serves as advisor to National Bank Financial Inc. and National Bank Financial Ltd. and, as such, received an annual retainer, commissions, a business development allowance and reimbursement for various administrative expenses incurred when carrying out his duties. For the financial year ended October 31, 2005, Mr. Bloomberg received a total of $636,178.

- Compensation of Officers
  The Human Resources Committee is responsible for determining the total compensation of the Officers of the Bank. It therefore regularly reviews the existing compensation plans so as to ensure that they promote the achievement of the Bank's business objectives without, however, being prejudicial to its sustainability, solvency and reputation. The Committee examines and recommends that the Board approve the salary policy, the total compensation programs, the distribution method, and other employment conditions as well as any amendments that may be made to them from time to time. The Human Resources Committee is also responsible for examining the various components of Officer compensation, such as the salary increase envelope and individual increases, the annual bonus envelope and the long-term variable compensation envelope and awards, and for recommending that said components be approved by the Board. For more information about Officer compensation, please refer to the "Report of the Human Resources Committee" section of this Circular.

Board Committees

The Board is assisted by three committees in the performance of its functions: the Conduct Review and Corporate Governance Committee, the Audit and Risk Management Committee and the Human Resources Committee.

- Independence
  The Board committees are composed exclusively of independent directors. After each regular committee meeting, they meet in camera, i.e., without the presence of members of management, who are invited from time to time to committee meetings. A list of committee members is found at the end of each committee's report in this Circular.

- Mandates
  Committee mandates. The committees reviewed their respective mandates in order to adequately reflect what they do and how, while ensuring compliance with new regulations. The mandate of each committee can be found in the "*Corporate Information*" section of the Bank's website (www.nbc.ca).

  Mandates of Board Committee Chairs. The Board also established mandates for the Chair of each committee in order to formalize and properly identify their respective responsibilities. These mandates establish their duties in holding committee meetings, their role regarding the composition and dynamics of the committees and their relationship with the senior management of the Bank.

  Audit and Risk Management Committee. The summary of the financial literacy of the members of the Audit and Risk Management Committee, the policies and procedures for awarding contracts for non-audit services and a description of the fees paid to the auditor can be found in the "Report of the Audit and Risk Management Committee" section of this Circular.

- External Advisors
  General powers. The Board committees have the necessary authorization to hire external consultants and set their remuneration, at the Bank's expense.

  Services of human resources consultants. The Human Resources Committee retained the services of human resources consultants during the most recently completed financial year. The names of these consultants, a description of their respective mandates and the fees paid to them can be found in the "Principles Governing Officer Compensation" section of this Circular.

Evaluation

- Role of the Conduct Review and Corporate Governance Committee
  The Conduct Review and Corporate Governance Committee is responsible for implementing an evaluation process of the performance and effectiveness of the Board, its committees and the directors in executing their mandate. In the most recently completed financial year, the Board, through the Conduct Review and Corporate Governance Committee, reviewed and amended its evaluation process in order to update the process so as to gather more qualitative information and to bring the process into line with the responsibilities described in the mandates of the Board and its committees. The results are discussed at a meeting of the Conduct Review and Corporate Governance Committee, and a report is subsequently submitted to the Board. The self-assessment results allow the needs of the Board to be identified in terms of knowledge and expertise in certain specific areas.

  Evaluation of the Board and its committees. The evaluation questionnaires of the Board and of its committees are sent to an outside firm, which compiles and analyzes the results in order to maintain privacy and confidentiality. The analysis is then sent to the Chair of the Conduct Review and Corporate Governance Committee, who discusses the analysis with the Committee members and then makes an overall report thereon to the Board. The Board evaluation questionnaire considers the main responsibilities of the Board as determined in its mandate, its operations, its composition and its relations with management. The evaluation questionnaire for Board committees covers basically the same aspects, addressing more specifically the functions of each committee, as described in their respective mandates.

  Individual self-assessment. Individual self-assessment results are sent to the Chairman of the Board. One-on-one meetings are then held to expand on certain aspects considered in the evaluation questionnaire and based on the previously described Charter of Expectations for Directors. The Chairman of the Board is also subject to a review by all Board members as part of a process overseen by the Conduct Review and Corporate Governance Committee.



Paul Gobeil
Chair
Conduct Review and Corporate Governance Committee

Remuneration Paid by the Bank and Its Subsidiaries to Directors

Directors receive the following fees for serving on the Boards of Directors and committees of the Bank and its subsidiaries designated below:

National Bank of Canada	
Annual retainer of a director	
• In cash:	$ 25,000
• In common shares:	$ 7,500
Retainer of the Chairman of the Board:	$ 200,000[1]
Committee Chair annual retainers	
• In cash:	$ 10,000
• In common shares:	$ 5,000
Committee member annual retainers (including committee Chairs)	
• In cash:	$ 3,500
• In common shares:	$ 2,500
Board and committee meeting fees:	$ 1,500
National Bank Financial & Co. Inc.[2]	
Annual retainer of a director	
• In cash:	$ 15,000
Committee Chair annual retainers	
• In cash:	$ 7,500
Committee member annual retainers (including committee Chairs)	
• In cash:	$ 2,500
Board and committee meeting fees:	$ 1,500
National Bank Life Insurance Company	
Annual retainer of a director	
• In cash:	$ 6,000
Committee Chair annual retainers	
• In cash:	$ 3,000
Committee member annual retainers (including committee Chairs)	
• In cash:	$ 1,800
Board and committee meeting fees:	$ 1,000
National Bank Trust Inc.	
Annual retainer of a director	
• In cash:	$ 6,000
Committee Chair annual retainers	
• In cash:	$ 1,000
Committee member annual retainers (including committee Chairs)	
• In cash:	$ 1,000
Board and committee meeting fees:	$ 500
FMI Acquisition Inc.	
Annual retainer of a director	
• In cash:	$ 500

(1) *The retainer paid to the Chairman of the Board was increased from $150,000 to $200,000 on August 1, 2005. As of March 1, 2005, the Chairman of the Board has received an annual allowance of $25,000 for accommodation expenses.*

(2) *As of January 2, 2005, no director of the Bank has served on the Board of Directors of National Bank Financial & Co. Inc.*

For more information about the remuneration received by individual directors during the financial year, please refer to the "Record of Attendance and Remuneration of Directors" table below.

Summary of the Number of Board and Committee Meetings
held during the financial year ended October 31, 2005

Board of Directors	13
Conduct Review and Corporate Governance Committee (G)	6
Human Resources Committee (HR)	7
Audit and Risk Management Committee (ARM)	14

Record of Attendance and Remuneration of Directors
for the financial year ended October 31, 2005

Director	Attendance at Meetings		Retainer and Committee Chair and Member Remuneration ($)	Retainer and Committee Chair and Member Remuneration in the Form of Shares (monetary value) ($)	Meeting Fees ($)	Total Remuneration ($)
	Board	Committees				
Lawrence S. Bloomberg	13/13	-	25,000	7,500	19,500	52,000
Pierre Bourgie (ARM Chair, G)	13/13	18/20	42,000	17,500	46,500	106,000
Gérard Coulombe	13/13	2/2	26,750	8,750	22,500	58,000
Bernard Cyr (ARM)	12/13	13/14	28,500	10,000	37,500	76,000
Shirley A. Dawe (G, HR)	13/13	13/13	32,000	12,500	39,000	83,500
Nicole Diamond-Gélinas (ARM)	13/13	14/14	28,500	10,000	40,500	79,000
Jean Douville	13/13	-	162,500	7,500	19,500	189,500
Marcel Dutil (HR)	12/13	7/7	28,500	10,000	28,500	67,000
Jean Gaulin (HR Chair, ARM)	13/13	21/21	42,000	17,500	51,000	110,500
Paul Gobeil (G Chair, ARM)	12/13	20/20	42,000	17,500	48,000	107,500
Réal Raymond	13/13	–	–	–	–	–
Roseann Runte (G)	13/13	6/6	28,500	10,000	28,500	67,000
Marc P. Tellier (HR)	7/7	4/5	19,000	6,667	16,500	42,167
Total			505,250	135,417	397,500	1,038,167

- *As Chairman of the Board, Mr. Douville regularly attends the meetings of the Board committees but receives no remuneration or meeting fees.*
- *The Bank does not offer a stock option plan to its directors.*
- *Messrs. Bloomberg and Raymond do not serve on any Board committee.*
- *Mr. Coulombe ceased to be a member of the Human Resources Committee on March 2, 2005.*
- *Mr. Raymond is not compensated for serving on the Board.*
- *Mr. Tellier joined the Board and the Human Resources Committee on March 2, 2005.*
- *Jean Turmel resigned from the Board on March 2, 2005. During the financial year ended October 31, 2005, he attended three Board meetings. As a member of management, Mr. Turmel was not compensated for serving on the Board.*
- *Suzanne Leclair resigned from the Board on March 2, 2005. During the financial year ended October 31, 2005, she attended four Board meetings and two committee meetings, and received total remuneration of $21,208 (a retainer of $9,500, $9,000 in meeting fees and $2,708 in shares).*
- *E.A. (Dee) Parkinson-Marcoux resigned from the Board on December 17, 2004. During the financial year ended October 31, 2005, she attended two Board meetings and one committee meeting, and received total remuneration of $10,917 (a retainer of $4,750, $4,500 in meeting fees and $1,667 in shares).*
- *André Caillé has been a member of the Board and the Audit and Risk Management Committee since October 27, 2005. No meetings of the Board or the Audit and Risk Management Committee were held between his appointment and the end of the financial year.*

Indebtedness of Directors, Officers and Employees

In the normal course of business, the Bank grants loans to its directors, Officers and employees.

Aggregate Indebtedness

As at December 1, 2005[1], aggregate indebtedness outstanding to the Bank or any of its subsidiaries (other than loans repaid in full and routine indebtedness as defined by Canadian securities legislation) of directors, Officers, employees and former directors, Officers and employees of the Bank or any of its subsidiaries was as follows:

Purpose	To the Bank or Its Subsidiaries ($)	To Another Entity ($)
Share purchases	2,884,946	N/A
Other	562,339,083	N/A

(1) *Information about the aggregate indebtedness was obtained on November 30 and December 1, 2005.*

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs

The table below shows the indebtedness, during the most recently completed financial year of the Bank, of each individual who is, or during the most recently completed financial year was, a director or Executive Officer[1] of the Bank, of each proposed nominee for election as a director of the Bank, and of each associate of any such director, Executive Officer or proposed nominee. The loans are granted by the Bank or any of its subsidiaries, or any other entity if the indebtedness is the subject of a guarantee provided by the Bank or any of its subsidiaries.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During Financial Year Ended October 31, 2005 ($)	Amount Outstanding as at December 1, 2005 ($)	Financially Assisted Securities Purchases During Financial Year Ended October 31, 2005	Security for Indebtedness	Amount Forgiven During Financial Year Ended October 31, 2005 ($)
Securities Purchase Programs						
Pascal Duquette President, Chief Executive Officer and Chief Investment Officer Natcan Investment Management Inc.	Indebtedness to National Bank of Canada	477,627[2]	679,048[2]	N/A	N/A	N/A
Other Programs						
G.F. Kym Anthony[3]	Indebtedness to National Bank of Canada	1,265,370[4]	1,179,070[4]	N/A	N/A	N/A
Yves G. Breton President, National Bank Direct Brokerage Inc.	Indebtedness to National Bank of Canada	5,016[5]	255,229[5]	N/A	N/A	N/A
Gisèle Desrochers Senior Vice-President Human Resources and Operations	Indebtedness to National Bank of Canada	528,201[6]	529,650[6]	N/A	N/A	N/A
Pierre Dubreuil Senior Vice-President Greater Montreal and Southern Quebec	Indebtedness to National Bank of Canada	229,397[6] 163,418[5]	221,736[6] 169,053[5]	N/A N/A	N/A N/A	N/A N/A
Pierre Fitzgibbon Senior Vice-President Finance, Technology and Corporate Affairs	Indebtedness to National Bank of Canada	530,700[4] 23,920[5]	491,252[4] 42,699[5]	N/A N/A	N/A N/A	N/A N/A
Charles Guay President and Chief Executive Officer National Bank Securities Inc.	Indebtedness to National Bank of Canada	109,721[5] 376,421[6]	54,412[5] 313,718[6]	N/A N/A	N/A N/A	N/A N/A

SECTION 4 | Other Information (cont.)

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During Financial Year Ended October 31, 2005 ($)	Amount Outstanding as at December 1, 2005 ($)	Financially Assisted Securities Purchases During Financial Year Ended October 31, 2005	Security for Indebtedness	Amount Forgiven During Financial Year Ended October 31, 2005 ($)
Alice Keung Senior Vice-President Information Technology	Indebtedness to National Bank of Canada	192,282(6)	191,676(6)	N/A	N/A	N/A
Olivier H. Lecat Senior Vice-President Internal Audit	Indebtedness to National Bank of Canada	N/A	50,023(5)	N/A	N/A	N/A
Ricardo Pascoe Senior Vice-President Treasury and Financial Markets	Indebtedness to National Bank of Canada	1,580,402(5) 3,145,380(6)	280,886(5) 3,130,692(6)	N/A N/A	N/A N/A	N/A N/A
Benoît Villeneuve Vice-President Finance	Indebtedness to National Bank of Canada	176,081(6)	175,696(6)	N/A	N/A	N/A

(1) *For the purposes hereof, the term "Executive Officers" has the meaning assigned in paragraph 1.1(1) of National Instrument 51-102* Continuous Disclosure Obligations *and includes the President and Chief Executive Officer, the Senior Vice-Presidents, the Vice-Presidents in charge of a principal business unit, division or function of the Bank as well as any members of management of the Bank or its subsidiaries who perform a policy-making function in respect of the Bank.*

(2) *This amount represents loans granted by the Bank for acquiring common shares in the capital stock of 9130-1564 Québec Inc. These loans are granted under the long-term bonus program of Natcan Investment Management Inc. and are secured by a movable hypothec for repayment of the loans. The principal bears interest at the prime rate of the Bank less 2%, subject to the usual prepayment clauses, and at least 5% of the principal is repayable on June 30 of each year.*

(3) *G.F. Kym Anthony stepped down as President and Chief Executive Officer of National Bank Financial Group and Senior Vice-President on July 1, 2005.*

(4) *This amount represents one or more personal leveraged loans (the "Leveraged Loans") granted to finance the participant's equity commitments under the EdgeStone Affiliate Fund co-investment program. All Leveraged Loans bear interest at the federal prescribed rate published monthly and are secured by a pledge of the participant's interests in each limited partnership comprising the EdgeStone Affiliate Fund co-investment program. This program provides Officers and eligible employees of the Bank and the entities that are part of the same group as the Bank the opportunity to co-invest with EdgeStone Capital Equity Fund II-A, L.P., EdgeStone Capital Equity Fund II-B, L.P., and EdgeStone Capital Venture Fund II, L.P. (collectively, the "Main Funds") and the Bank or a company in which the Bank holds an indirect interest. Officers and eligible employees are offered credit facilities by the Bank or the entities that are part of the same group as the Bank (the "Lender") through limited recourse Leveraged Loans. The Leveraged Loans bear interest and will mature on the earliest of: (i) the 10th anniversary date of the establishment of the applicable Main Fund, (ii) the dissolution of the applicable Affiliate Fund limited partnership, (iii) the sale or disposal of the applicable Affiliate Fund limited partnership interest held by a participant or (iv) the date the principal amount of the Leveraged Loans otherwise becomes due and payable. The Lender will have personal recourse against the participant equal to 50% of the participant's total commitment (equity and leveraged portion). The Lender's recourse for the balance of the Leveraged Loans is limited to the participant's Affiliate Fund limited partnership interest and the distributions thereon.*

(5) *This amount represents one or more personal loans granted to purchase sundry goods and investments, according to the standards applicable to clients, except for the interest rate, which ranges between half of the prime rate and the Bank's prime rate, or a loan under a relocation agreement. For Ricardo Pascoe, this amount represents loans granted at market conditions, except for $100,000, which bears interest at half of the Bank's prime rate. This amount may also represent the balance of a personal line of credit, granted according to the standards applicable to clients, except for the interest rate, which ranges between the prime rate less 3% (but not less than the prime rate divided by 2) and the Bank's prime rate. The aggregate of the personal loans granted and the amounts authorized as a personal line of credit is not to exceed 50% of the annual gross salary of the borrower for the reduced-rate portion. The excess will be loaned at the prime rate for these products. This amount may also represent any unpaid balance on the MasterCard account, bearing interest at the rate granted to the average client divided by 2.*

(6) *This amount represents one or more loans secured by a mortgage on the borrower's main residence that exceeds the borrower's annual salary. Such a loan is granted according to the standards applicable to clients, except for the interest rate, which will be the rate posted for the Bank's clients less 2%; however, Executive Officers who obtained a loan prior to December 31, 2002 benefit from the previous conditions for a transition period ending December 31, 2005; i.e., the loan is granted according to standards applicable to clients, except for the interest rate, which is offered at one third of the client rate of the Bank on the first $50,000 and at the Bank's client rate less 5% on the amount in excess thereof, but such rate shall at no time be lower than the rate applied to the first $50,000. This amount may also represent one or more loans secured by a mortgage on the borrower's secondary residence, granted at market terms and conditions. Furthermore, this amount may represent an All-In-One loan; namely, a margin loan secured by a mortgage on the borrower's principal residence (provided it is a single family dwelling). Such a loan is granted at the prime rate less 2% (but not less than the prime rate divided by 2). All-In-One loans secured by a mortgage on any other real estate owned by the borrower are granted at market terms and conditions.*

SECTION 4 | Other Information (cont.)

Liability Insurance for Directors and Officers

The Bank has a liability insurance policy for the directors and officers of the Bank and its subsidiaries. This policy protects directors and officers under circumstances where the Bank cannot indemnify them or it is not authorized to do so. The policy provides coverage of up to $100,000,000 with no deductible.

The annual premium paid by the Bank for this insurance is $725,325, and the policy expires on September 1, 2006.

Repurchase of Shares

As at the date of this Circular, the Bank had a normal course issuer bid (the "Issuer Bid") in place under which it could repurchase for subsequent cancellation, through the Toronto Stock Exchange, from time to time and during the period stipulated hereinafter, a maximum of 8,400,000 common shares representing approximately 5% of the outstanding common shares of the Bank.

In the opinion of the Board, the purchase of the common shares pursuant to the Issuer Bid constitutes an appropriate use of the Bank's surplus funds. This Issuer Bid commenced on January 13, 2005 and will end on January 12, 2006. The price that the Bank pays for any common share which it purchases shall be the prevailing market price of a common share on the Toronto Stock Exchange on the purchase date.

Shareholders may obtain, free of charge, a copy of the notice of intention regarding the current Issuer Bid of the Bank, which notice of intention was approved by the Toronto Stock Exchange, by writing to the Corporate Secretary's Office of the Bank at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

Minutes

A copy of the minutes of the Annual Meeting of Common Shareholders of the Bank held on March 2, 2005 has been mailed to shareholders, together with this Circular.

Additional Information

Further information about the Bank may be obtained from its website at www.nbc.ca and from the SEDAR website at www.sedar.com.

Financial information concerning the Bank can be found in the consolidated financial statements and Management's Discussion and Analysis for the Bank's most recently completed financial year.

The Bank will provide to any person, upon request, a copy of the Annual Report, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the financial year ended October 31, 2005 with the accompanying auditors' report, a copy of any subsequent quarterly report and a copy of the Management Proxy Circular of the Bank in respect of its most recent Meeting that involved the election of directors. To obtain copies of these documents, please send your request to the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

Approval of the Board of Directors

The Board has approved the contents of this Circular and the mailing thereof to the shareholders.



Linda Caty
Vice-President and Corporate Secretary
January 18, 2006

SCHEDULE A | Shareholder Proposals

Shareholder proposals
Proposals No. 1 and 2 have been submitted to the management of the Bank by the Mouvement d'Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke West, Montreal, Quebec H2X 1X3.

Proposals No. 3 and 4 have been submitted to the management of the Bank by Mr. Lowell Weir, 4 Armoyan Court, Bedford, Nova Scotia B4A 3L5.

Proposal No. 1
Shareholder proposal and statement [Translation]:
"It is proposed that the Bank include in its Annual Report the financial statements of its subsidiaries in tax havens.

In the interests of transparency and out of respect for shareholders' right to information, the right of shareholders to examine the financial statements of a bank's subsidiaries was enshrined in subsection 310(2) of the *Bank Act* (Canada). Maintaining numerous bank subsidiaries in tax havens means depriving Canada and the Federated States of major revenues that otherwise would have been directed to meet the needs of taxpayers. This situation has become a public issue throughout Canada. If the bank were to publish its subsidiaries' financial statements in States of convenience, shareholders would be able to pass judgment on the nature of the transactions conducted there and possibly make an informed decision about the bank's activities in the leading centres of drug money laundering, tax evasion and tax scams.

The Bank's arguments to date for justifying its presence in tax havens are mollifying, evasive and hollow. They must be reviewed and rebalanced as seen fit by shareholders, institutional investors, portfolio managers and pension funds concerned about the interests of the Bank and of those funding it."

Position of the Bank
The Bank complies with the requirements of the *Bank Act* (Canada) concerning the content and presentation of its financial statements and those of its subsidiaries. Accordingly, the results of all subsidiaries of the Bank, including its foreign subsidiaries, are included in the Bank's consolidated financial statements as indicated in Note 1 to those statements, the whole in accordance with Canadian generally accepted accounting principles.

Including the financial statements of only certain subsidiaries in the Annual Report would place emphasis on those subsidiaries and could mislead the reader as to their relative importance. Moreover, including the financial statements of each subsidiary of the Bank in the Annual Report of the Bank would result in a voluminous report that would be very costly to publish for all shareholders.

Under the provisions of subsection 310(2) of the *Bank Act*, any shareholder may examine the financial statements of the Bank or any of its subsidiaries at the Bank's head office. However, this subsection does not require the Bank to publish the financial statements of its subsidiaries in the Annual Report.

Furthermore, the Bank feels that in a context of globalization and client service excellence, it is in the best interests of its shareholders and clients to maintain a presence in international banking centres while complying with the provisions of tax and anti-money laundering laws and regulations implemented both in Canada and in the individual countries in which the Bank operates.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 2

Shareholder proposal and statement [Translation]:

"It is proposed that any increase in the compensation of executive officers, as well as awards of stock options, pensions and benefits payable upon termination of employment first be submitted for approval to the shareholders before becoming effective.

In recent years, executive officer compensation and other benefits relating to their employment, termination of employment or retirement have become grossly excessive, scandalizing a growing number of shareholders. Shareholders are always being confronted with a done deal, without being given any say about the relevance or merit of the decisions or recommendations of the Board of Directors. This is not fair or reasonable; nor does it reflect the principles of sound corporate governance. Even current practices are offensive to shareholders in obstructing their right to examine and approve the recommendations of their Board of Directors.

It is high time that shareholders or their proxies be no longer considered inconsequential and infinitely expendable in the business of the financial institutions that they sustain with their funds. Shareholders are the ones who take the risks, not the indecently remunerated officers assigned to administer their affairs."

Position of the Bank

The *Bank Act* (Canada) makes it clear that it is the directors' responsibility to manage or supervise the management of the business and affairs of the Bank. The *Bank Act* gives the shareholder certain specific rights, such as the right to elect the directors, the right to appoint the auditor, the right to vote on proposals presented at the Annual Meeting of Shareholders and the right to examine the financial statements of the Bank and its subsidiaries.

The *Bank Act* also states that the directors may form committees and delegate such powers and assign such duties to them as they consider appropriate. Accordingly, the Board of Directors has delegated the responsibility for recommending the total compensation approach, including the annual review of the policy and various programs pertaining to officer compensation to the Human Resources Committee, a committee made up of independent members.

The Human Resources Committee makes sure that the compensation programs are aligned with the Bank's business objectives, and also that they are competitive—an essential element in recruiting and retaining key employees. The Committee evaluates the performance of the President and Chief Executive Officer and reviews, together with him, the annual performance appraisals of Bank officers, who report directly to him. It also reviews the total compensation of all officers annually in light of their performance, including base salary, annual bonuses and long-term variable compensation. Furthermore, it recommends to the Board of Directors whether or not to establish separation allowances for certain executive officers in the event their employment is terminated.

In order to properly discharge its responsibilities, the Human Resources Committee has access to detailed information on such matters as officer performance, the total compensation programs, and trends and practices in the market where the Bank operates. In addition, the Committee periodically seeks the advice of independent external specialists. It would be extremely difficult for the shareholders to come to a clear and informed conclusion about the compensation of the officers at an Annual Meeting of Shareholders without having access to the information on which the Human Resources Committee bases its recommendations. Finally, the Bank's ability to hire quality key personnel as and when necessary would be severely limited if certain terms and conditions of employment always had to be submitted to the shareholders for their prior approval. It therefore seems preferable to continue to give this responsibility to the Human Resources Committee and the Board of Directors.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 3

Shareholder proposal and statement:

"It is proposed that the termination of employment policy adopted by the Board on November 30, 2000 be eliminated immediately.

On November 30, 2000 the Board adopted a policy whereby certain executive officers would receive a separation allowance in the event their employment was terminated by the Bank following a change of control. A 'change of control' notably means any change in the ownership of Bank shares following the acquisition of shares, a merger or a business combination, resulting in one shareholder beneficially owning in excess of 20% of the voting shares of the Bank. Under the terms of this policy, the President and Chief Executive Officer would be entitled to a separation allowance equal to his base salary and annual average bonus for the previous three years. Certain other executive officers of the bank are also covered under these plans. The plan also contains provisions for instant vesting of granted option and payment for "future option" not yet granted.

Termination of employment policies such as the Bank's policy are detrimental to the interests of the shareholder. These policies entrench management and contribute to management complacency. Most senior executives are parties to sophisticated employment contracts and do not require protection under these types of programs.

In the case of the National Bank, the Bank's common shares have substantially appreciated in value over the last eighteen months and senior executives have been handsomely rewarded for their efforts."

Position of the Bank

The main purpose of the termination of employment policy adopted by the Board is to ensure that the executive officers covered by this policy continue to act in the interest of the Bank and its shareholders and, if applicable, to support any process leading to a change of control even if that process might go against their personal interests. This policy has a very narrow scope, as it is intended only for a small group of individuals and would apply only if the Bank were to terminate the employment of one of those individuals without cause following a change in control approved by the Finance Minister.

This policy helps preserve the Bank's value in the event of an acquisition by endeavouring to maintain stability at the executive level. Moreover, it reduces the risk of legal recourse being taken against the Bank by an executive officer who is dismissed further to a change in control.

This policy provides for the payment of indemnities comparable to those paid by large public companies likely to undergo a change in control and, as such, enables the Bank to recruit and retain high-calibre executive officers.

It is appropriate that the Bank possess all necessary mechanisms to mitigate the uncertainty and lack of stability associated with possible merger and acquisition transactions and thereby protect its shareholders' long-term interests.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE A | Shareholder Proposals (cont.)

Proposal No. 4

Shareholder proposal and statement:

"It is proposed that the quality of the minutes recorded in connection with the holding of the Annual General Meeting of the Shareholders of the Bank be recorded in much greater detail. Further it is proposed that the minutes of the previous meeting be submitted to the shareholders for approval at the current Annual General Meeting of the Shareholders of the Bank.

The present minutes submitted to shareholders are extremely limited. Quite often the minutes do not contain an accurate portrayal of meeting discussions. In fact, on several matters, the minutes recorded would appear inaccurate to the point of being totally misleading. Further, the Corporate Secretary refuses to entertain any corrections to the minutes."

Position of the Bank

The minutes of the Annual Meeting of Shareholders is a summary of the essential elements of the items discussed and decisions made at the Annual Meeting. The Secretary is required to briefly and accurately report on points raised and decisions made at the Annual Meeting, in accordance with the program for the meeting. The minutes of an annual meeting accurately describe the essential elements of the meeting. They are not a report and need not contain transcripts of the addresses given or a detailed description of discussions held during the meeting.

The Bank keeps a record of minutes of its Annual Meetings of Shareholders, in accordance with the *Bank Act* (Canada). Furthermore, although not required by law, the Bank sends all shareholders a copy of the minutes of the previous year's annual meeting for information purposes once they have been reviewed by the Chairman of the Board. Lastly, the *Bank Act* does not require that the Bank's shareholders approve the minutes drafted for an annual meeting.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE B | Mandate of the Board of Directors

Mission and Main Responsibilities
The main duty of the Board of Directors (the "Board") is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. To do so, it is assisted by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee and the Human Resources Committee (the "Committees"). The Board assigns responsibility for managing and directing the operations of the Bank to management. The Board assumes the functions set out in the mandate hereof.

Composition and Independence
The Board is composed of directors who possess extensive complementary knowledge, competencies and skills, as well as relevant expertise enabling them to make an active, informed and profitable contribution to the management of the Bank, the conduct of its business and the orientation of its development.

Directors have the necessary time and interest to perform their duties effectively.

Directors act with integrity and exercise impartial judgment in performing their duties and fulfilling their responsibilities. Directors are bound by the provisions of the Code of Professional Conduct and other rules of ethics applicable to directors, officers and employees of the Bank and its subsidiaries.

A majority of the members of the Board are directors who are "independent" within the meaning of the regulations of the Canadian Securities Administrators.

The members of the Board who are independent meet *in camera* at the end of each Board meeting under the direction of the Chairman of the Board.

The Board, either directly or through one of its committees, adopts structures and procedures to ensure the Board functions independently of management.

Directors are required to disclose any conflict of interest to the Chairman of the Board or to the Chair of the Conduct Review and Corporate Governance Committee.

1. Duties and Responsibilities
In order to carry out its mission, the Board, either directly or through its committees, has the following functions:

Strategic Planning Process
Review, discuss and approve on an annual basis the strategic plan in which the Bank establishes its mission, vision, business objectives and strategy, taking into account the opportunities and risks for the Bank, as well as the business plans relating to the main operations of the Bank.

Review and approve the business plans relating to the Bank's main operations and have them updated regularly to ensure they remain appropriate and prudent given the Bank's economic and business environment, its resources and its results.

Review and approve the Bank's actual operating and financial results in relation to projected results based on its business objectives, its strategic plan and its business plans.

Review and approve operating budgets.

Assessing Risks
Review and approve the overall risk philosophy and risk tolerance of the Bank, recognize and understand the major risks to which the Bank is exposed and ensure that appropriate systems are set up for effective management of those risks.

Require that management report on the major risks to which the Bank is exposed, the integrity of procedures and controls to manage those risks and the overall effectiveness of the risk management process.

Plan an independent assessment of risk controls and procedures implemented by the Bank.

Require that management adopt a process aimed at determining the Bank's appropriate level of capital in terms of the risks assumed and oversee its implementation and application.

Discuss and approve all the major policies of the Bank, particularly the rules pertaining to the acceptance, oversight, management and reporting of significant risks to which the Bank is exposed as well as changes thereto with respect to risk management.

Approve all attestations, reports and any other declarations required from time to time by a regulatory authority that fall within the Board's purview.

Approve all material aspects of risk ratings and assessment processes.

SCHEDULE B | Mandate of the Board of Directors (cont.)

Description of the Functions of the Chairman of the Board
Approve the description of the functions of the Chairman of the Board without directors who are members of management or the Chairman of the Board being present.

Assess, on an annual basis, the performance of the Chairman of the Board.

Succession Planning and Remuneration for Directors
Approve the appointment of any new nominee for the position of director, review and approve directors' remuneration, the way remuneration is paid, and the allowances given to directors, and oversee the succession planning process for the Board introduced by the Conduct Review and Corporate Governance Committee.

Assessing the Effectiveness of the Board and Revising its Mandate
Regularly assess the effectiveness of the Board, its committees and its directors, in accordance with the process implemented by the Conduct Review and Corporate Governance Committee.

Review the mandate of the Board periodically.

Succession Planning for Senior Management
Select and evaluate the President and Chief Executive Officer, set his compensation, and ensure succession planning.

Approve the appointment of qualified and competent members of senior management, set their compensation, ensure their training and development, and plan their succession.

Hiring of External Advisors
The Board has the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties; and
(b) set and pay the remuneration of any advisors employed by the Board.

External Auditors
Recommend to the shareholders the appointment of the external auditors and approve their remuneration.

Communication and Disclosure
Approve policies on the communication and disclosure of information to shareholders, investors and the general public.

Ensure that measures are in place to receive feedback from Bank clients, shareholders, investors as well as any other stakeholders, including financial analysts.

Integrity and Ethics
Ensure that the rules of conduct and ethics are maintained, in particular by adopting a code of professional conduct for directors, officers and employees of the Bank and its subsidiaries and ensure that the Bank has an ongoing, appropriate and effective process to guarantee compliance with these rules.

Ensure that any material breach of the code of ethics by a director or member of senior management is disclosed in accordance with continuous disclosure obligations.

Require that management set up a compliance program to ensure that the Bank complies with the *Bank Act* (Canada) (the "Act"), applicable regulations and any other obligations.

Ensure, to the extent possible, that the Chief Executive Officer and other members of senior management are highly principled and that they foster a culture of integrity throughout the organization.

Review and approve sound internal governance policies.

Material Transactions
Discuss and approve any activity, contract or agreement of any nature whatsoever which is not compatible with the Bank's mission or does not fall within its normal course of business.

Review and approve policies with respect to major initiatives and activities.

Governance of Major Subsidiaries
Discuss and determine the structure and general corporate governance principles applicable to the Bank's major subsidiaries in order to enhance the effectiveness of the oversight carried out by the Board.

Ensure that procedures are in place for communication between the Board and committees of the Bank and those of its main subsidiaries.

Exclusive Powers
Approve all matters that the Act assigns exclusively to directors, in particular the approval of dividends, certain related party transactions under the Act, and procedures to resolve conflicts of interest.

Residual Powers
Assume any responsibility not delegated to management.

2. Board Committees

Types of Committees
The Board is responsible for overseeing the management of the Bank and may set up the appropriate committees to assist it in this role.

The Board may, from time to time, review the types of committees, appoint members and delegate the appropriate authority to such committees, and approve their respective mandates.

Composition
The directors appoint the committee members and ensure that each committee's composition complies with all applicable regulations.

Committee Mandates
Together with the Conduct Review and Corporate Governance Committee, the Board develops and approves the mandates of each Board committee as well as those of the Chairman of the Board and committee chairs. The mandates describe their respective roles and responsibilities.

Committee Minutes
The Board committees record the minutes of each of their meetings, and the minutes are made available to the Board.

Ad Hoc or Special Committees
The Board may, from time to time, form appropriate *ad hoc* or special committees.

3. Expectations of the Board Regarding Directors

The Board requires that directors comply with the obligations set out in the "Composition and Independence" section hereof insofar as concerns respecting the rules of conduct and ethics, the amount of time directors must devote to their duties, and the requisite competencies. Directors must also comply with the Charter of Expectations for directors.

Together with the Conduct Review and Corporate Governance Committee, the Board oversees the implementation of orientation programs for new directors and ongoing education programs on the operations of the Bank and its subsidiaries for all Bank directors that take into account each one's needs and knowledge.

4. Expectations of the Board Regarding Management

Duty to Report
Management is responsible for the day-to-day management of the Bank's operations pursuant to the powers delegated by the Board and in accordance with the laws and regulations applicable to the Bank.

Management is to facilitate the Board's oversight role regarding the business operations and internal administration of the Bank by submitting accurate, complete, relevant and timely information and reports to the members of the Board. Management must report to the Board by providing informed opinions regarding, for example, the Bank's main objectives, strategies, plans and policies.

Information for Shareholders

Stock Exchange Listings

The common shares of the Bank as well as the First Preferred Shares, Series 15 and 16 are listed on the Toronto Stock Exchange.

Issue or Class	Ticker Symbols	Newspaper Abbreviations
Common Shares	NA	Nat Bk, Natl Bk or Nat BK (NA)
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15, Natl Bk s15 or Nat Bk (NA.PR.K)
Series 16	NA.PR.L	Nat Bk s16, Natl Bk s16 or Nat Bk (NA.PR.L)

Dividends

Dividend dates in fiscal 2005-2006
(Subject to approval by the Board of Directors of the Bank)

Ex-dividend Dates	Record Dates	Payment Dates
Common Shares:		
December 23, 2005	December 29, 2005	February 1, 2006
March 28, 2006	March 30, 2006	May 1, 2006
June 20, 2006	June 22, 2006	August 1, 2006
September 26, 2006	September 28, 2006	November 1, 2006
First Preferred Shares, Series 15 and 16:		
January 11, 2006	January 13, 2006	February 15, 2006
April 12, 2006	April 17, 2006	May 15, 2006
July 5, 2006	July 7, 2006	August 15, 2006
October 11, 2006	October 13, 2006	November 15, 2006

Quarterly Report Publication Dates in Fiscal 2005-2006

First quarter	March 2, 2006
Second quarter	May 25, 2006
Third quarter	August 31, 2006
Fourth quarter	November 30, 2006

Information for Shareholders

Head Office

National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 4th Floor
Montreal, Quebec, Canada H3B 4L2
Telephone: (514) 394-5000
Telex: 0525181
(Nabacan Montreal)
Website: www.nbc.ca

Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec, Canada H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442

Mailing address:
National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec, Canada H3B 9Z9

Other shareholder inquiries
can be addressed to:
Investor Relations
National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 7th Floor
Montreal, Quebec, Canada H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Legal deposit:
1st Quarter 2006
Bibliothèque nationale du Québec
ISBN 2-921835-45-2



NATIONAL
BANK
OF CANADA

File No. 82-3764


NATIONAL
BANK
OF CANADA

Form of Proxy

Common Shares

Annual Meeting—March 8, 2006

The undersigned shareholder of NATIONAL BANK OF CANADA (the "Bank") hereby appoints Réal Raymond, failing whom Jean Douville, failing whom Paul Gobeil, or instead of the foregoing, ______________________________, as proxyholder to attend and act for and on behalf of the undersigned at the ANNUAL MEETING OF HOLDERS OF COMMON SHARES OF THE BANK TO BE HELD ON MARCH 8, 2006 AT 9:30 A.M. (Eastern time) (the "Meeting") and at any continuation thereof after an adjournment, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below:

Bank Proposals

Management of the Bank recommends voting FOR items 1 and 2 below.

1. Election of Directors

Proposed nominees:

1.01 – Lawrence S. Bloomberg	☐ FOR	☐ WITHHOLD
1.02 – Pierre Bourgie	☐ FOR	☐ WITHHOLD
1.03 – André Caillé	☐ FOR	☐ WITHHOLD
1.04 – Gérard Coulombe	☐ FOR	☐ WITHHOLD
1.05 – Bernard Cyr	☐ FOR	☐ WITHHOLD
1.06 – Shirley A. Dawe	☐ FOR	☐ WITHHOLD
1.07 – Nicole Diamond-Gélinas	☐ FOR	☐ WITHHOLD
1.08 – Jean Douville	☐ FOR	☐ WITHHOLD
1.09 – Marcel Dutil	☐ FOR	☐ WITHHOLD
1.10 – Jean Gaulin	☐ FOR	☐ WITHHOLD
1.11 – Paul Gobeil	☐ FOR	☐ WITHHOLD
1.12 – Réal Raymond	☐ FOR	☐ WITHHOLD
1.13 – Roseann Runte	☐ FOR	☐ WITHHOLD
1.14 – Marc P. Tellier	☐ FOR	☐ WITHHOLD

2. Appointment of Auditor ☐ FOR ☐ WITHHOLD

Shareholder Proposals

Management of the Bank recommends voting AGAINST items 3 to 6 below.

3. Shareholder Proposal No. 1	☐ FOR	☐ AGAINST
4. Shareholder Proposal No. 2	☐ FOR	☐ AGAINST
5. Shareholder Proposal No. 3	☐ FOR	☐ AGAINST
6. Shareholder Proposal No. 4	☐ FOR	☐ AGAINST

The text of the shareholder proposals is set out in Schedule A of the Management Proxy Circular.

THE INSTRUCTIONS APPEARING OVERLEAF ARE AN INTEGRAL PART OF THIS FORM OF PROXY. PLEASE READ THEM CAREFULLY.

DATE: ______________ **SIGNATURE OF SHAREHOLDER:** ______________________________

This proxy is solicited by the management of the Bank.

PLEASE COMPLETE, DATE, SIGN AND RETURN THE FORM OF PROXY TO NATIONAL BANK TRUST INC. BY MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR BY FAX TO (514) 871-3673 NO LATER THAN 5:00 P.M. (EASTERN TIME) ON MARCH 6, 2006.

SEE INSTRUCTIONS OVERLEAF

Instructions

Signature
This form of proxy must be signed by the shareholder or by the shareholder's duly authorized agent. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or agent of the legal entity, estate or trust. Signatories of the form of proxy must specify in what capacity they are signing.

Assumption regarding the signing date
If the form of proxy is not dated in the space provided, the form of proxy will be deemed to bear the same date as the date it was mailed or faxed.

Proxies
Subject to the voting right restrictions under the *Bank Act* (Canada), the shareholder has the right to appoint as proxyholder a person other than one of the persons designated on the front of the form of proxy and may do so by striking out the names indicated and inserting the name of the person chosen in the blank space provided. The proxyholder is not required to be a shareholder of the Bank.

Voting instructions
The proxyholder identified on the front of the form of proxy will exercise the voting rights attached to the common shares, in accordance with the instructions given.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director of the Bank by voting as follows: FOR items 1 and 2 and AGAINST items 3 to 6. If no instructions are given, the voting rights attached to the common shares will be exercised at the discretion of any other proxyholder with respect to such matters.

The form of proxy confers on the designated proxyholder a discretionary power in relation to any changes proposed with regard to the items set out therein or any other business which may properly come before the Meeting.

Election of directors
Shareholders have the option of voting FOR or of WITHHOLDING their vote for each nominee.

The Bank recently introduced majority voting, which will apply at the Meeting, for purposes of electing nominees as directors. For more information on majority voting, please refer to the heading "Majority Voting" in the "Report of the Conduct Review and Corporate Governance Committee" section of the Management Proxy Circular enclosed with this form of proxy.

Validity
In order to be valid, the form of proxy must be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9, or by fax to (514) 871-3673 no later than 5:00 p.m. (Eastern time) on March 6, 2006.

Any proxy previously given is hereby revoked.

Revocation
Shareholders may revoke a proxy by delivering a written notice to that effect signed by them or by their duly authorized agent to:

i) the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2, no later than the last business day preceding the day of the Meeting or any continuation thereof after an adjournment; or

ii) the Secretary of the Meeting on the day of the Meeting or any continuation thereof after an adjournment.

Confidentiality of votes
In order to protect the confidential nature of voting by proxy, the votes exercised by proxy will be received and compiled for the Meeting by National Bank Trust Inc., the transfer agent and registrar of the Bank. National Bank Trust Inc. will submit a copy of the form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when it is required for legal reasons.

PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY. FOR ANY INFORMATION REGARDING THIS FORM OF PROXY, PLEASE CALL 1-866-337-2628.


NATIONAL
BANK
OF CANADA

RECEIVED
2006 FEB -2 P 12:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109A1 – CERTIFICATION OF ANNUAL FILINGS

I, ***PIERRE FITZGIBBON***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the period ending ***October 31st, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and
(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

January 20, 2006

(signed) *Pierre Fitzgibbon*

PIERRE FITZGIBBON
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

File No. 82-3764


NATIONAL
BANK
OF CANADA

FORM 52-109A1 – CERTIFICATION OF ANNUAL FILINGS

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the period ending ***October 31st, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and
(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

January 20, 2006

(signed) *Réal Raymond*

Réal Raymond
President and Chief Executive Officer
National Bank of Canada

File No. 82-3764



NATIONAL
BANK
OF CANADA

Annual Information Form

January 18, 2006

YOUR TRUSTED PARTNER | today and tomorrow



Distribution Notice of this Annual Information Form

This Annual Information Form must be accompanied by copies of all documents incorporated therein by reference when it is provided to security holders or other interested parties.

Portions of the Annual Information Form are presented in the following documents and are incorporated herein by reference:

- the Annual Report to Shareholders (the "Annual Report"), including Management's Discussion and Analysis, for the fiscal year ended October 31, 2005; and
- the Management Proxy Circular dated as at December 29, 2005 (the "Circular").

Caution Regarding Forward-Looking Statements in this Annual Information Form

From time to time, National Bank of Canada (the "Bank") makes written and oral forward-looking statements, included in this Annual Information Form, as well as in the Annual Report and in Management's Discussion and Analysis to which it refers. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act* of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank except when prescribed by regulation.

Table of Contents and List of Information Incorporated by Reference

Table of Contents and List of Information Incorporated by Reference (cont.)

Annual Information Form

CORPORATE STRUCTURE

Name, Address and Incorporation

The Bank is a chartered bank governed by the *Bank Act* (Canada). The Bank's roots date back to 1859 with the founding of *Banque Nationale* in Quebec City. The Bank's current charter is the result of a series of amalgamations, first with *Banque d'Hochelaga* in 1924 to form Bank Canadian National, which then merged with The Provincial Bank in 1979 to form National Bank of Canada. In 1985, National Bank of Canada acquired The Mercantile Bank of Canada. The head office of the Bank is located at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Fiscal 2004-2005: For fiscal 2005, the Bank posted record net income of $855 million and met or exceeded all of its financial objectives. Earnings per share amounted to $4.98 in 2005, up 21% from the $4.10 recorded in 2004. Target growth was 5% to 10%. Return on common shareholders' equity was 20.7%, well above the target range of 16% to 18%. The Tier 1 capital ratio was 9.6%, whereas the objective was to attain a ratio of more than 8.5%. The dividend payout ratio was 35%, at the lower end of the 35% to 45% target range. In the Personal and Commercial segment, growth was sustained by higher loan volumes with individuals and increased use of bank credit by businesses. Growth in assets under management at Private Investment Management and stronger trading activity by individuals on stock markets helped boost net income in the Wealth Management segment. Lastly, higher trading revenues and lower credit losses in the Financial Markets segment replaced gains on securities and bank financing as key drivers of growth.

Fiscal 2003-2004: The Bank posted record net income of $725 million for fiscal 2004. In addition, return on common shareholders' equity was 18.8% compared to 16.5% in 2003. Each segment contributed to the Bank's results in fiscal 2003-2004. The increase in the volume of consumer loans for the Personal and Commercial segment was mainly attributable to the contribution of partnerships. With regard to Wealth Management, stock market transactions grew, as did sales of mutual funds and Private Investment Management products. For the Financial Markets segment, revenues from Corporate and Investment Banking and gains on securities largely offset trading activities, demonstrating the soundness of the diversification strategy. Lastly, credit quality remained excellent, as reflected by the reduction in credit losses and impaired loans.

Fiscal 2002-2003: The Bank pursued its strategy to be a super-regional bank in Quebec while being highly selective in choosing its activities outside its core market. It executed this strategy with determination, diligence and discipline as evidenced by the record net income of $624 million for fiscal 2002-2003. The Bank achieved all its financial objectives and even surpassed several. Moreover, shareholders enjoyed an excellent return on their investment, with total shareholder return reaching 43% for the year ended October 31, 2003.

DESCRIPTION OF BUSINESS

Effects of Environmental Protection Requirements

In order to address environmental risks and comply with environmental legislation, several years ago the Bank implemented a procedure setting out its environmental responsibilities when granting credit and acquiring property. To date, the risks involved have not had a material impact on the Bank's operations.

SHARE CAPITAL STRUCTURE

The Bank's share capital consists of common shares and two series of First Preferred Shares, Series 15 and 16. The features of each of these classes of shares are described below.

Common Shares

Common shares of the Bank carry one vote per share. Holders of common shares are entitled to receive dividends, in such amounts and payable at such times as the directors determine. In the event of the liquidation, dissolution or winding-up of the Bank, after payment to the holders of First Preferred Shares of the amounts described in paragraph 3 under "First Preferred Shares" below, the remaining property of the Bank will be distributed equally and rateably among the holders of common shares.

As at October 31, 2005, there were 26,235 registered holders of common shares of the Bank listed with the Registrar.

First Preferred Shares

The First Preferred Shares, as a class, carry and are subject to the rights, privileges and conditions set out below:

1) Issuance in Series
The First Preferred Shares may be issued in series. The directors may, by resolution, fix the number of shares in, and determine the respective designations, rights, privileges, restrictions and conditions of each series of First Preferred Shares, including the terms and conditions of redemption, purchase or conversion and sinking fund or purchase fund provisions.

2) Dividends
Holders of First Preferred Shares are entitled to receive dividends in such amounts and payable at such times as the directors determine. In respect of dividends, holders of any series of First Preferred Shares have priority over the holders of common shares or any other class of shares of the Bank ranking junior to the First Preferred Shares. The holders of any series of First Preferred Shares are not entitled to any dividends other than those expressly provided for in the rights, privileges, restrictions and conditions attached to such series of First Preferred Shares.

3) Liquidation, Dissolution or Winding-Up
In the event of the liquidation, dissolution or winding-up of the Bank, before any amount is paid for any property distributed to the holders of common shares or shares of any other class of shares ranking junior to the First Preferred Shares, the holders of each series of First Preferred Shares are entitled to receive (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) in the case of cumulative First Preferred Shares, all cumulative accrued and unpaid dividends, and in the case of non-cumulative First Preferred Shares, all non-cumulative dividends declared and remaining unpaid up to and including the date of distribution. After payment to the holders of the First Preferred Shares of the amounts so payable to them, they may not participate in any further distribution of the property or assets of the Bank.

4) Voting Rights
The holders of First Preferred Shares do not, as such, have any voting rights for the election of directors of the Bank or for any other purpose.

Each series of First Preferred Shares has its own set of terms and conditions.

Series 15 (Series K) (NA.PR.K)

Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 15 on or after May 15, 2008, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed prior to May 15, 2009, at $25.75 per share if they are redeemed during the 12 months prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12 months prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12 months prior to May 15, 2012, and at $25.00 per share if they are redeemed on or after May 15, 2012, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

The holders of First Preferred Shares, Series 15 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors of the Bank (the "Board"), on the 15th day of February, May, August and November of each year, at a quarterly rate equal to $0.365625 per share. The first of such dividends was paid on May 15, 2003. It was $0.416712 per share, based on the closing date of January 31, 2003.

Series 16 (Series L) (NA.PR.L)

Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 16 on or after May 15, 2010, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed prior to May 15, 2011, at $25.75 per share if they are redeemed during the 12 months prior to May 15, 2012, at $25.50 per share if they are redeemed during the 12 months prior to May 15, 2013, at $25.25 per share if they are redeemed during the 12 months prior to May 15, 2014, and at $25.00 per share if they are redeemed on or after May 15, 2014, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

The holders of First Preferred Shares, Series 16 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board, on the 15th day of February, May, August and November of each year, as of May 15, 2005, at a quarterly rate equal to $0.303125 per share. The first of such dividends was paid on May 15, 2005. It was $0.202367 per share, based on the closing date of April 8, 2005.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares, First Preferred Shares, Series 15 and Series 16, and the notes of the Bank (described below) are listed on the Toronto Stock Exchange (the "TSX") in Canada.

Issue or Class	Ticker Symbol	Newspaper Abbreviation
Common shares	NA	Nat Bk, Natl Bk or Nat Bk (NA)
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15, Natl Bk s15 or Nat Bk (NA.PR.K)
Series 16	NA.PR.L	Nat Bk s16, Natl Bk s16 or Nat Bk (NA.PR.L)
Notes		
Nikkei 225 (2009)	NA.NT.J	
Nikkei 225 (2007)	NA.NT.K	

The tables below show the monthly price range and trading volume of each of the Bank's securities listed on the TSX for the fiscal year ended October 31, 2005.

Common Shares (NA)

Date	High ($)	Low ($)	Volume
2005/10	60.64	57.37	7,831,270
2005/09	62.31	56.76	14,206,969
2005/08	58.23	55.03	7,638,987
2005/07	58.78	54.30	8,029,934
2005/06	55.41	52.84	11,436,779
2005/05	53.24	51.49	11,260,028
2005/04	53.66	51.60	9,909,336
2005/03	55.69	51.31	14,194,593
2005/02	53.24	48.55	9,750,599
2005/01	49.97	47.70	7,689,792
2004/12	49.75	46.70	7,181,187
2004/11	49.46	46.05	10,344,842

First Preferred Shares, Series 15 (NA.PR.K)

Date	High ($)	Low ($)	Volume
2005/10	27.00	26.31	277,827
2005/09	27.25	26.47	69,657
2005/08	26.95	26.10	82,809
2005/07	26.90	26.30	282,540
2005/06	27.30	26.75	277,726
2005/05	26.90	26.25	53,439
2005/04	26.90	26.20	37,574
2005/03	26.94	26.02	84,937
2005/02	27.29	26.42	871,457
2005/01	28.00	27.03	44,230
2004/12	30.50	26.91	62,631
2004/11	27.30	26.51	97,355

First Preferred Shares, Series 16 (NA.PR.L)

Date	High ($)	Low ($)	Volume
2005/10	25.35	24.70	252,643
2005/09	25.49	25.02	229,019
2005/08	25.19	24.90	360,614
2005/07	25.40	24.91	341,394
2005/06	25.74	24.95	831,031
2005/05	25.00	24.31	264,866
2005/04	24.50	24.05	245,788
2005/03*	24.45	23.85	592,038

* *This series of preferred shares was listed on the TSX in March 2005.*

Nikkei 225 Notes (2009) (NA.NT.J)

Date	High ($)	Low ($)	Volume
2005/10	9.15	8.95	2,900
2005/09	9.10	8.45	7,345
2005/08	9.01	8.80	5,000
2005/07	8.96	8.82	11,567
2005/06	8.90	8.75	10,400
2005/05	8.75	8.65	3,900
2005/04	8.81	8.61	15,704
2005/03	8.65	8.48	12,846
2005/02	8.75	8.60	17,360
2005/01	8.75	8.62	22,120
2004/12	8.63	8.40	23,400
2004/11	8.50	8.30	33,400

Nikkei 225 Notes (2007) (NA.NT.K)

Date	High ($)	Low ($)	Volume
2005/10	10.00	9.84	41,500
2005/09	10.00	9.60	20,400
2005/08	9.99	9.40	21,796
2005/07	9.48	9.30	7,800
2005/06	9.29	9.25	11,700
2005/05	9.40	9.25	17,322
2005/04	9.45	9.35	19,680
2005/03	9.44	9.30	42,510
2005/02	9.50	9.30	11,770
2005/01	9.41	9.30	7,790
2004/12	9.31	9.22	4,900
2004/11	9.31	9.13	36,345

Notes on Deposits and Debentures

The table below provides the credit ratings assigned to the Bank's outstanding securities by rating agencies.

1. Moody's Investors Service	**Bank**
Short-Term	P-1
Long-Term Bank Deposits	A1
Long-Term Senior Debt	A1
Long-Term Subordinated Debt	A2
Issuer Rating	A1
Financial Strength	B-

2. Standard & Poor's	**Bank**
Short-Term Counterparty	A-1
Long-Term Counterparty	A
Senior Unsecured Debt	A
Subordinated Debt	A-
Commercial Paper (Canadian scale)	A-1 (Mid)
Commercial Paper (Global scale)	A-1
Preferred Stock (Canadian scale)	P-2 (High)
Preferred Stock (Global scale)	BBB+

3. Dominion Bond Rating Service	**Bank**
Short-Term Instruments	R-1 (Middle)
Deposits and Senior Debt	A (High)
Subordinated Debt	A
Cumulative Preferred Shares	Pfd-2 (High)
Non-Cumulative Preferred Shares	Pfd-2 (High) n

4. Fitch Ratings	**Bank**
Short-Term	F1
Long-Term	A+
Individual	B
Support	2

The ratings should not be construed as a recommendation to buy, sell or hold Bank securities. Ratings may be revised or withdrawn at any time by the rating agencies.

A definition of the categories of each rating as at October 31, 2005 has been obtained from the websites of the respective rating agencies and is provided in Appendix A of this Annual Information Form.

Description of Notes

Nikkei 225 Protected Index Notes (2009) (NA.NT.J)

The Nikkei 225 Protected Index Notes (the "NA.NT.J Notes") will mature on April 30, 2009 ("NA.NT.J Maturity"). As at January 18, 2005, 1,300,000 NA.NT.J Notes had been issued at a price of $10 per Note. The NA.NT.J Notes may not be called for redemption by the Bank prior to NA.NT.J Maturity. As at that date, each holder of NA.NT.J Notes will receive in respect of each Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each NA.NT.J Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to the date of NA.NT.J Maturity (rounded down to the nearest cent). No interest will be paid on the NA.NT.J Notes, if any, except at NA.NT.J Maturity.

Nikkei 225 Protected Index Notes (2007) (NA.NT.K)

The Nikkei 225 Protected Index Notes (the "NA.NT.K Notes") will mature on March 30, 2007 ("NA.NT.K Maturity"). As at January 18, 2005, 1,000,000 NA.NT.K Notes were issued at a price of $10 per NA.NT.K Note. The NA.NT.K Notes may not be called for redemption by the Bank prior to maturity. At that date, each holder of NA.NT.K Notes will receive in respect of each NA.NT.K Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each NA.NT.K Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to the date of NA.NT.K Maturity (rounded down to the nearest cent). No interest will be paid on the Notes, if any, except at NA.NT.K Maturity.

Prior Sales

The Bank sold three subordinated debt securities issues during the financial year ended October 31, 2005. These issues are not listed on the Canadian stock market.

- $350,000,000 of debentures maturing on December 22, 2019, issued on December 20, 2004;
- $586,300,000 of deposit notes maturing on April 20, 2010, issued on April 20, 2005 (US $500,000,000);
- $239,150,000 of deposit notes maturing on November 1, 2009, issued on October 28, 2005 (US $250,000,000).

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Since November 1, 2000, the directors whose names appear on page 124 of the Annual Report of the Bank have held the principal functions described in the "Information on Nominees for Election to the Board of Directors" section of the Circular.

Executive Officers

Since November 1, 2000, the executive officers whose names appear on pages 125 and 126 of the Annual Report of the Bank have held various management, executive or senior executive positions at the Bank, with the exception of the following.

Guy Benoît:	from 1998 to 2003, Vice-President – Central District, Toronto-Dominion Bank
Jean-François Bureau:	from 1996 to 2001, Vice-President – Corporate Finance, Le Groupe Vidéotron ltée; from 2001 to 2002, Vice-President – Mezzanine Loans and Investments, EdgeStone Capital Partners Inc.; from 2002 to 2003, Senior Vice-President and Chief Financial Officer, Cable Satisfaction International Inc.
Linda Caty:	from 1998 to 2003, Vice-President and Corporate Secretary, National Bank of Canada; from 2003 to 2004, Corporate Secretary, BCE Inc.
Sylvie Chagnon:	from 1999 to 2002, Managing Director – Operations, Canadian Imperial Bank of Commerce; from 2002 to 2003, Vice-President – Administrative Services, Organizing Committee for the XI FINA World Championships – Montréal 2005; from 2003 to 2005, Senior Manager – Internal Audit, National Bank of Canada
Diane Dery:	from 1997 to 2000, Manager – Business Advisory Services, Caisse Desjardins de Sainte-Foy; from 2000 to 2005, Regional Director, Desjardins Corporate Financial Centre – Hautes-Marées
Pascal Duquette:	from 1998 to 2004, International Equities Manager, Canadian National Railway (CN)
Pierre Fitzgibbon:	from 1999 to 2000, Chief Executive Officer, TIW Asia, Telesystem International Wireless Inc.; from 2000 to 2002, Chief Executive Officer, New World PCS Limited, Hong Kong; from 2002 to 2005, Vice-Chairman of the Board and Managing Director – Corporate and Investment Banking, National Bank Financial Inc.
Charles Guay:	from 1998 to 2001, District Vice-President, Fidelity Investments Canada Limited
Lynn Jeanniot:	from 1998 to 2002, Executive Director, Canadian Bankers' Institute
D. William Kennedy:	from 1995 to 2002, Legal Counsel, Montréal Exchange; from 2002 to 2003, Legal Counsel, National Bank of Canada
Alice Keung:	from 1999 to 2000, Senior Director – Commercial Business Units, Information Technology, Air Canada; from 2000 to 2003, Vice-President, Information Technology and Chief Information Officer, Air Canada
Olivier H. Lecat:	from 1997 to 2001, Vice-President – Corporate and Investment Banking, Internal Audit Services, Royal Bank of Canada
André Mondor:	from 1998 to 2000, General Manager – Major Accounts and Customer Services, XEROX Canada Ltd.; from 2000 to 2001, General Manager – Global Document Services, XEROX Canada Ltd.; from 2001 to 2003, Vice-President – Sales and Service Strategies, National Bank of Canada
Ricardo Pascoe:	from 1996 to 2000, Managing Partner, Veritas Capital Management LLC, Greenwich, Connecticut; from 2000 to 2002, Executive General Manager – Americas, Commerzbank Capital Markets Corp., New York and Global Head of Fixed Income Trading and Global Head of Alternative Investment Strategies, Commerzbank Securities; from 2002 to 2003, Global Head of Markets, Commerzbank Securities, London, England
Chantale Reid:	from 1998 to 2001, MBA student and self-employed consultant; from 2001 to 2002, Vice-President – Operations, MédiSolution ltée

Shareholdings of Directors and Executive Officers

The directors and executive officers of the Bank, as a group, beneficially own less than 2% of the outstanding common shares of the Bank.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Bank's knowledge, no director or executive officer of the Bank is, as at the date of this Annual Information Form, or has been, within the 10 years before that date, a director or executive officer of any company, that while that director or executive officer was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) or within a year of the director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee in bankruptcy appointed to hold its assets, except for the following:

- Gérard Coulombe, who was, until September 28, 2005, a board member of Centre International de Gestion de Projets G.P., a not-for-profit company, which was adjudged a bankrupt on September 29, 2005;

- Marcel Dutil, who was on the board of Total Containment, Inc. when it was placed under the protection of Chapter 11 of the *United States Bankruptcy Code* on March 4, 2004;

- Paul Gobeil, who, until November 12, 2001, served on the boards of BridgePoint International Inc. and its wholly owned subsidiary BridgePoint International (Canada) Inc. BridgePoint International (Canada) Inc. filed a proposal with its creditors on January 25, 2002. The TSX suspended trading on the shares of BridgePoint International Inc. on January 31, 2002 for failure to meet the listing requirements of the TSX. The shares of BridgePoint International Inc. were delisted from the TSX at the close of business on January 31, 2003; and

- Alice Keung, who, until June 2003, was an executive officer at Air Canada, which filed for bankruptcy protection on April 1, 2003 under the *Companies' Creditors Arrangement Act* and under Chapter 11 of the *United States Bankruptcy Code*.

In addition, to the Bank's knowledge, no director or executive officer of the Bank has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Moreover, to the Bank's knowledge, no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. In addition, in the opinion of the Bank, no information about a settlement agreement entered into by a director or executive officer of the Bank before December 31, 2000 is likely to be considered important to a reasonable investor in making an investment decision.

TRANSFER AGENT AND REGISTRAR

National Bank Trust Inc.
Share Ownership Management
1100 University
9th Floor
Montreal, Quebec
Canada H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442

Mailing address:

National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec, Canada H3B 9Z9

INTEREST OF EXPERTS

The external auditor of the Bank is Samson Bélair/Deloitte & Touche, s.e.n.c.r.l., who has prepared the Auditors' Report to shareholders in respect of the consolidated financial statements of the Bank.

INFORMATION REGARDING THE AUDIT AND RISK MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

Mandate

MISSION AND MAIN RESPONSIBILITIES

The Audit and Risk Management Committee (the "Committee") assists the Board of Directors (the "Board") by:

a) reviewing the consolidated financial statements of the Bank, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness;

b) acting as intermediary between the Board and the independent oversight functions (internal and external audit and compliance);

c) supervising the work of Internal Audit;

d) carrying out a detailed review of risk management and risk management controls.

The external auditors of the Bank report directly to the Committee and submit reports to the Board and to the Committee as representatives of the shareholders.

The Committee fulfills its responsibilities on behalf of the Board and the shareholders by assuming the functions set out in section 8 hereof.

COMPOSITION AND INDEPENDENCE

The Committee is composed of no less than three members, who are appointed annually by the Board from among the directors of the Bank.

Each of the members of the Committee is "independent" within the meaning of the Multilateral Instrument respecting audit committees of the Canadian Securities Administrators (the "Instrument").

Each of the Committee members is "financially literate" within the meaning of the Instrument(1) and at least one member has accounting or related financial expertise.

1. Chair

The Chair of the Committee is designated by the Board. If the designated Chair is unable to chair a meeting of the Committee, the Committee selects one of the members of the Committee present to act as Chair for that meeting.

The Chair of the Committee may ask the Chairman of the Board to have certain matters for which the Committee is responsible discussed at meetings of the Board.

The duties of the Chair of the Committee are set out in the mandate of the Chair.

(1) According to the Instrument, "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank's financial statements.

2. Secretary

The Secretary of the Bank, an Assistant Secretary or any other person designated by the Secretary acts as Secretary of the Committee.

3. Meetings and Calling of Meetings

Meetings of the Committee are held at least once per quarter, on the date and at the time and place set by the Board, and the members of the Committee are informed thereof annually and in writing, with no further notice required.

An unscheduled meeting may be called at any time by the Chair of the Committee, the Chairman of the Board, the President and Chief Executive Officer of the Bank, one of the members of the Committee, the Senior Vice-President – Risk Management, the Senior Vice-President – Finance, Technology and Corporate Affairs, the external auditors or the chief internal auditor.

A notice specifying the purpose, place, date and time of each unscheduled meeting shall be sent to each of the Committee members by mail or by any other means of telephone or electronic communication no less than 24 hours prior to the time and date set for the meeting.

Unscheduled meetings of the Committee may be held without notice, when all members of the Committee are present or when members who are absent waive in writing the notice of such meeting.

Meetings of the Committee may be held by telephone or any other means which enables all participants to communicate with each other adequately and simultaneously. Persons participating in a meeting by telephone or by any other means of communication are deemed to have attended that meeting.

The external auditors are entitled to receive the notices calling meetings of the Committee, to attend the audit portion thereof and to be heard at such meetings.

The Committee may call a meeting of the Board to consider any matters that are of concern to the Committee.

The Committee members meet in camera at the end of each meeting under the direction of the Chair of the Committee.

4. Quorum

A majority of the Committee members constitutes a quorum.

Quorum shall exist for the entire meeting so that the Committee members can legitimately deliberate and make decisions. However, any director who is not present at any particular time during the meeting for the purposes of subsection 203(1) of

INFORMATION REGARDING THE AUDIT AND RISK MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

Mandate (cont.)

the *Bank Act* (Canada) (the "Act") (disclosure of interest) shall be considered as attending for the purposes of quorum.

Notwithstanding the foregoing, the decisions made by the Committee concerning matters submitted for its consideration shall be made by a majority vote of the members present. Should only two members be present and quorum is attained, decisions must be unanimous.

5. Minutes

The minutes of each meeting of the Committee are entered by the Secretary in a register kept for that purpose.

The minutes of each meeting of the Committee, duly approved by the Committee, are attached to the agenda of a subsequent meeting of the Board, for information.

The Chair of the Committee makes an oral report on the deliberations of each meeting of the Committee at a subsequent meeting of the Board.

6. Vacancy

A vacancy on the Committee is filled by the Board as it deems appropriate. Failure to fill a vacancy does not invalidate the decisions of the Committee, provided there is a quorum.

7. Hiring of Outside Advisors

The Committee has the authority:

a) to engage independent counsel and other advisors as it determines necessary to carry out its duties;

b) to set and pay the compensation of any advisors employed by the Committee; and

c) to communicate directly with the internal and external auditors.

8. Functions and Responsibilities

The functions and responsibilities of the Committee are as follows:

a) Internal Control

Require management to implement and maintain appropriate internal control procedures; review, evaluate and approve such procedures.

Review the effectiveness of the internal control policies and procedures of the Bank with the Senior Vice-President – Internal Audit.

(i) Internal Audit

Ensure the independence and effectiveness of Internal Audit, in particular by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities and ensuring that it reports to an appropriate line level.

Review, on an annual basis, the mandate of Internal Audit, examine and approve its annual plan, and ensure that the function has the necessary resources to fulfill its mandate and responsibilities.

Review the internal auditors' reports on a quarterly or annual basis. Ensure that the necessary steps are taken to follow up on the report recommendations.

Evaluate the adequacy, relevance, quality and clarity of the information presented by Internal Audit to the Committee.

Participate in drawing up a succession plan for the Senior Vice-President – Internal Audit, take cognizance of the recommendations of management of the Bank with respect to the appointment or dismissal of the Senior Vice-President – Internal Audit and make the appropriate recommendations to the Board thereon.

Assess the overall performance of the internal audit function and help determine the compensation of the Senior Vice-President – Internal Audit.

Meet with the Senior Vice-President – Internal Audit without management being present.

Review any document required by the Superintendent of Financial Institutions (Canada) and the recommendations made by regulatory authorities or the internal or external auditors and report thereon to the Board.

Ensure cooperation between the internal and external auditors of the Bank.

(ii) External Audit

Oversee the work of the external auditors appointed by the shareholders to express an opinion on the Bank's consolidated financial statements based on their audit or to perform other audit, review or attest services for the Bank, including the review of the consolidated quarterly financial statements and the resolution of disagreements between management and the external auditors regarding financial reporting.

Make recommendations to the Board of the Bank regarding the appointment of the external auditors and their compensation and review the nature and scope of their work.

INFORMATION REGARDING THE AUDIT AND RISK MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

Mandate (cont.)

Review and discuss the written report of the external auditors detailing all factors that might have an impact on their independence and objectivity; recommend measures to be taken by the Board to ensure the independence of the external auditors.

Meet with the external auditors and management to discuss the annual consolidated financial statements, the documents required by the Superintendent of Financial Institutions (Canada) or transactions that could adversely affect the financial well-being of the Bank.

Discuss with the external auditors the quality and acceptability of the accounting principles applied in preparing the consolidated financial statements.

Review the annual management letter from the external auditors of the Bank and follow up on the corrective measures taken by management.

Meet regularly with the external auditors of the Bank without management being present.

Assess the overall performance of the external auditors, including for all audit and non-audit services, and analyze the impact of such services on the independence of the auditors.

Adopt a policy and specific procedures for the engagement of non-audit services and ensure the following conditions are met:

a) the pre-approval policies and procedures are detailed as to the particular service;

b) the Committee is informed of each non-audit service; and

c) the procedures do not include the delegation of Committee responsibilities to management.

These mandates as well as those not covered by the above policy must be approved by the Committee.

Review and approve the Bank's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Bank.

(iii) Financial Reporting and Analysis

Review, on an annual basis, the mandate of Financial Analysis and ensure that the function has the resources needed to fulfill its mandate and responsibilities.

Review the Bank's consolidated financial statements, MD&A and earnings press releases and recommend their approval to the Board before they are publicly disclosed. Review the financial statements of certain subsidiaries.

Review such investments and transactions that could adversely affect the financial well-being of the Bank as the external auditors or any officer may bring to its attention.

Ensure that adequate procedures are in place for the review of the Bank's public disclosure of financial information extracted or derived from its consolidated financial statements and periodically assess the adequacy of those procedures.

Obtain from management information about material changes introduced by organizations such as stock exchanges or the Canadian Securities Administrators and changes to Canadian generally accepted accounting principles that could have an impact on the preparation and/or disclosure of the consolidated financial statements of the Bank and the financial statements of its subsidiaries and inform the Board accordingly, if applicable.

Review management's report on any dispute, notice of assessment or any other claim of a similar nature which could have a material impact on the financial position of the Bank and ensure that such material claims are properly disclosed in the consolidated financial statements.

Meet with representatives of the Office of the Superintendent of Financial Institutions (Canada) at the request of that organization and report to the Board.

(iv) Corporate Compliance

Ensure the independence and effectiveness of Corporate Compliance, in particular by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities and ensuring that it reports to an appropriate line level.

Review and approve, on an annual basis, the mandate of Corporate Compliance and ensure that the function has the resources needed to fulfill its mandate and responsibilities.

Review management's annual report on the Bank's level of compliance with the Act, applicable regulations and any other obligations, and recommend approval thereof to the Board.

INFORMATION REGARDING THE AUDIT AND RISK MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

Mandate (cont.)

Review management's annual report on the corporate compliance program and recommend approval thereof to the Board.

Review the Bank's *Policy on Third Party Asset Administration and Management Risk* and recommend approval thereof to the Board.

Review the quarterly report of the Vice-President – Compliance on the status of compliance at the Bank.

Establish a policy and procedures for (i) the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters.

(v) Corporate Compliance at National Bank Financial

Review, on an annual basis, the mandate of Corporate Compliance at National Bank Financial and ensure that the function has the resources needed to fulfill its mandate and responsibilities.

Review the quarterly report of the Ultimate Designated Person and the annual report of the Chief Compliance Officer of National Bank Financial with respect to compliance and non-financial risk management matters relating to National Bank Financial and determine what actions, if any, are necessary to address any compliance deficiencies identified in these reports.

b) Risk Management

Review, on an annual basis, the mandate of Risk Management and ensure that the function has the resources needed to fulfill its mandate and responsibilities.

Review the declarations, reports and/or other attestations required by any regulatory authority that fall within the Committee's purview and recommend the approval thereof to the Board.

Require management to report to the Committee on the existence of an environment at the Bank that supports appropriate, effective and prudent management of its operations and of the risks to which it is exposed and that contributes to the achievement of its business objectives. Report thereon to the Board.

Require management to report to the Committee on the fact that the Bank is "in control", i.e., that its operations are managed in accordance with strategic, risk, capital, liquidity and funding management processes, that such processes are carried out in a control environment, that major problems are identified, and that the Bank takes timely action to address them. Report thereon to the Board.

(i) Risk Management

Identify the material risks to which the Bank is exposed.

Ensure that the risk management function has sufficient independence, status and visibility and that it is reviewed periodically.

Review and recommend to the Board the adoption of policies for managing material risks, notably policies related to credit risk, market risk, structural risk, reputational risk, fiduciary risk and operational risk including outsourcing risk, and ensure that such policies are implemented. Review these policies at least once a year.

Require management to report to the Committee on the existence at the Bank of a process for proactively detecting, assessing and managing material risks and on compliance with policies and control measures. Report thereon to the Board.

(ii) Capital, Liquidity and Funding Management

Identify the Bank's capital, liquidity and funding needs.

Review and recommend to the Board the adoption of liquidity and funding management and capital management policies. Review these policies at least once a year.

Require management to report to the Committee on the existence at the Bank of capital, liquidity and funding management processes and on compliance with policies and control measures. Report thereon to the Board.

(iii) Credit

Subject to the fourth paragraph of this subsection, approve the credits of clients, by borrower and by group of borrowers, that exceed the powers delegated to Bank officers and which are defined in the credit risk management policies of the Bank.

INFORMATION REGARDING THE AUDIT AND RISK MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

Mandate (cont.)

Review and recommend to the Board, subject to the provisions set out in section 497 of the Act(2), any transaction between the Bank and a related party as defined in the Act, except transactions of nominal or immaterial value, personal loans, mortgage loans, lines of credit and financial services granted to officers, as set out in the Conditions of loans and financial services applicable to transactions with senior officers and their related parties, which forms an integral part of the *Policy Governing the Management and Monitoring of National Bank of Canada Related Party Transactions.*

Review changes in impaired loans, ensure that they are monitored and approve the taking of provisions for any impaired loan in accordance with the rules set forth in the Bank's *Credit Risk Management Policy.*

Approve the uncommitted credit facilities of financial institutions, governments, corporations and other similar Canadian or foreign borrowers, arranged by the Bank for internal control, which exceed the loaning limits of Bank officers.

Receive reports analyzing the economic situation of a given sector of activity in which the Bank has a certain exposure and review portfolio limits in this sector of activity based on management's recommendations.

Receive and examine the quarterly reports of the Bank on credit losses and impaired loans.

(iv) Basel Accord

Ensure that rigour and discipline are incorporated into risk management policies, operational controls and credit risk reports and report thereon to the Board.

Review and recommend all material aspects of risk rating systems and related parameters to the Board for approval.

Receive, at least once a year, a report on the efficiency of the Bank's risk rating systems and related parameters and report thereon to the Board.

(2) Any related party transaction must receive Board approval if such transaction results in increasing the aggregate loan and guarantees granted by the Bank or its subsidiaries to a related party to more than 2% of the regulatory capital of the Bank.

c) Varia

Act as an audit and risk management committee for Natcan Trust Company or, if necessary, for any other subsidiary of the Bank where allowed under its incorporating act, and exercise all the duties incumbent upon such committee in accordance with the *Trust and Loan Companies Act* (Canada) or any other applicable legislative or regulatory provision.

Regularly assess the performance and effectiveness of the Committee and periodically review its mandate.

Exercise any other duty assigned to it by the Board and submit to it the recommendations it deems appropriate with respect to matters that fall within its purview.

ADDITIONAL INFORMATION

Additional information on the Bank is available on its website at www.nbc.ca and on the website of the System for Electronic Documents Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information of the Bank appears in the consolidated financial statements and in Management's Discussion and Analysis for the most recently completed fiscal year.

The Bank undertakes to provide to any person, upon request, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated statements for the fiscal year ended October 31, 2005 together with the accompanying auditors' report, a copy of any subsequent quarterly report, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of directors, and a copy of any document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular dated December 29, 2005, enclosed with the Notice of the Annual Meeting of Shareholders dated December 29, 2005 for the meeting scheduled for March 8, 2006, contains additional information such as the remuneration and indebtedness of directors and executive officers, the principal holders of Bank shares and stock options. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 de La Gauchetière Street West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

APPENDIX A: NOTES

1. Moody's Investors Service, Inc. ("Moody's")

Short Term P-1
Issuers rated Prime-1 (or supporting institutions) have a superior ability to repay short-term debt obligations.

Long-Term Bank Deposits A1
Banks rated "A" for deposits offer good credit quality. However, elements may be present that suggest a susceptibility to impairment over the long term.

Long-Term Senior Debt A1
"A1" debts are judged to be of high quality by all standards.

Long-Term Subordinated Debt A2
Banks rated "A" possess exceptional intrinsic financial strength. Typically, they will be major institutions with highly valuable and defensible business franchises, strong financial fundamentals, and a very attractive and stable operating environment.

Issuer Rating A1
Determines the ability of the Bank to honour senior unsecured financial obligations and contracts. Obligations rated "A" are considered upper-medium grade and are subject to low credit risk.

Financial Strength B-
Banks rated "B" possess strong intrinsic financial strength. Typically, they will be institutions with valuable and defensible business franchises, good financial fundamentals, and a predictable and stable operating environment.

Moody's appends numerical modifiers "1," "2" and "3" to each generic rating classification from "Aa" through "Caa." The modifier "1" indicates that the obligation ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates a ranking in the lower end of that generic rating category.

2. Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's")

A and A-
An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

P2 (High) corresponds to BBB+
An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

A-1
A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong.

Plus (+) or minus (-)
The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A-1 (Mid)
Short-term obligations rated "A-1 (Mid)" reflect a strong capacity for the obligor to meet its financial commitment on the obligation. Obligations rated "A-1 (Mid)" on the Canadian commercial paper rating scale would qualify for a rating of "A1" on Standard & Poor's global short-term rating scale.

3. Dominion Bond Rating Service Limited ("DBRS")

Short-term debt
The DBRS short-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high," "middle," and "low."

R-1 (Middle)
Short-term debt rated "R-1 (middle)" is of superior credit quality and, in most cases, ratings in this category differ from "R-1 (high)" credits by only a small degree. Given the extremely tough definition DBRS has established for the "R-1 (high)" category, entities rated "R-1 (middle)" are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.

A and A (Low)
The DBRS long-term rating scales are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The "AAA" and "D" categories do not utilize "high," "middle" and "low" as different grades.

Long-term rated "A" is satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of "AA" rated entities. While "A" is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Pfd-2 and Pfd-2n
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

Preferred shares rated "Pfd-2" are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet, and coverage ratios are not as strong as "Pfd-1" rated companies. Generally, "Pfd-2" ratings correspond to companies whose senior bonds are rated in the "A" category.

The "n" designation will be attached to all ratings for securities that are non-cumulative. DBRS believes that the risk added under the non-cumulative covenant is a market risk and not a credit risk. This supports the DBRS view that ratings on equally ranking cumulative and non-cumulative securities should be the same, with the "n" used to alert subscribers to the additional potential for missed dividend payments that exist with non-cumulative issues, if default should occur.

4. Fitch Ratings Ltd. ("Fitch Ratings")

Short term FI

A short term rating has a time horizon of less than 12 months for most obligations or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet commitments in a timely manner. International credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments.

An "F1" rating indicates the strongest capacity for timely payment of financial commitments.

Long term

International credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments.

A+

High credit quality. An "A" rating denotes a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Individual

Individual ratings are assigned only to banks. These ratings, which are internationally comparable, attempt to assess how a bank would be viewed if it were entirely independent and could not rely on external support. These ratings are designed to assess a bank's exposure to, appetite for, and management of risk, and thus represent the view of Fitch Ratings regarding the likelihood that a bank would run into significant difficulties such that it would require support.

The principal factors analyzed to evaluate the bank and determine these ratings include profitability and balance sheet integrity (including capitalization), franchise, management, operating environment, and prospects. Finally, consistency is an important consideration, as is a bank's size (in terms of equity capital) and diversification (in terms of involvement in a variety of activities in different economic and geographical sectors).

B

A "B" rating denotes a strong bank. There are no major concerns regarding the bank. Characteristics may include strong profitability and balance sheet integrity, franchise, management, operating environment or prospects.

Support 2

A "2" rating denotes a bank for which there is a high probability of external support. The potential provider of support is highly rated in its own right and has a high propensity to provide support to the bank in question. This probability of support indicates a minimum long-term rating floor of "BBB-."

Annual Information Form dated January 18, 2006.


NATIONAL
BANK
OF CANADA

YOUR TRUSTED PARTNER | today and tomorrow

www.nbc.ca

File No. 82-3764

National Bank of Canada

English summary of the report of exempt issuer bid

SECTION 189.1.3 OF THE REGULATION RESPECTING SECURITIES (QUÉBEC)

NORMAL COURSE ISSUER BID

AUTORITÉ DES MARCHÉS FINANCIERS

---

1. NAME AND ADDRESS OF THE OFFEREE COMPANY:

National Bank of Canada (the "Bank")
600 de La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

2. NAME AND ADDRESS OF THE OFFEROR:

National Bank of Canada
600 de La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

3. DESIGNATION OF THE SECURITIES THAT ARE SUBJECT TO THE BID:

Common shares of the Bank ("Common Shares")

4. DATE OF THE BID:

The normal course issuer bid (the "Bid") will last from January 25, 2006 until the first of

(i) the date on which the Bank will have acquired the maximum number of Common Shares; or

(ii) the date on which the Bank will have decided not to make other acquisitions; or

(iii) January 22, 2007.

5. **MAXIMUM NUMBER OF SECURITIES OF THE CLASS SUBJECT TO THE BID WHICH ARE SOUGHT BY THE OFFEROR:**

The Bank intends to acquire, in connection with and during the period specified in paragraph 4 above, pursuant to normal course purchases on the market, up to 8,278,000 Common Shares, being a number of Common Shares representing approximately 5% of the issued and outstanding Common Shares.

6. **VALUE OF THE CONSIDERATION OFFERED:**

The market price on the Toronto Stock Exchange of the Common Shares subject to the Bid at the time of the issuer bid.

The price of the Common Shares listed on the Toronto Stock Exchange on the day preceding the filing of the notice of intention, being January 18, 2006, was $61.00 per share.

7. **FEE PAYABLE IN RESPECT OF THE BID:**

In accordance with Sections 271.4 and 271.12 of the *Securities Act*:

0.02% * ¼ * $61.00 * 8,278,000 shares - 15% discount =$21,460.72

THIS NOTICE DOES NOT CONTAIN ANY FALSE DECLARATION OR OMISSION

MONTREAL, January 27, 2006

NATIONAL BANK OF CANADA

By: (signed) "*Linda Caty*"

Name: Linda Caty

Title: Vice-President and Corporate Secretary

File No. 82-3764

RECEIVED
2006 FEB -2 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **National Bank of Canada**

Financial Year Ending, used in calculating the participation fee: **October 31, 2005**

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		165,740,309	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$53.70	
Market value of class or series	=	$8,900,254,593	$8,900,254,593(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):

PREFERRED SHARES SERIES 15

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	8,000,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year	$28.88	
Market value of class or series	$231,040,000	$231,040,000(B)

PREFERRED SHARES SERIES 16

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	8,000,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year	$24.90	
Market value of class or series	$199,200,000	$199,200,000(B)

CORPORATE DEBT

Total of the market value as of the end of the financial year, calculated using either the book value or the market price of each debts	$4,516,886,160.60	$4,516,886,160.60(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = **$13,847,380,753.60**

Total fee payable in accordance with Appendix A of the Rule **$75,000**

Reduced fee for new Reporting Issuers (See section 2.8 of the Rule) ______

Total Fee Payable ______ x Number of entire months remaining in the issuer's financial year / 12 ______

Late Fee, if applicable ______

File No. 82-3764



NATIONAL BANK OF CANADA

Management's Discussion and Analysis

dated December 8, 2005

YOUR TRUSTED PARTNER | today and tomorrow

management's discussion and analysis

table of contents

Management's Discussion and Analysis
is dated December 8, 2005

Notes to Readers

Compliance with Canadian securities regulatory standards

The Management's Discussion and Analysis was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 respecting continuous disclosure obligations, which came into effect on March 30, 2004.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Management's Discussion and Analysis, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Financial reporting method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (primarily dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

Taxable equivalent reconciliation

(millions of dollars)

	2005	2004
Net interest income	**1,437**	1,363
Taxable equivalent	**90**	61
Net interest income on a taxable equivalent basis	**1,527**	1,424
Other income	**2,266**	2,182
Taxable equivalent	**60**	47
Other income on a taxable equivalent basis	**2,326**	2,229
Total revenues on a taxable equivalent basis	**3,853**	3,653
Operating expenses	**2,499**	2,388
Contribution on a taxable equivalent basis	**1,354**	1,265
Provision for credit losses	**33**	86
Income before income taxes and non-controlling interest on a taxable equivalent basis	**1,321**	1,179
Income taxes	**291**	318
Taxable equivalent	**150**	108
Income taxes on a taxable equivalent basis	**441**	426
Non-controlling interest	**25**	28
Net income	**855**	725

Factors that could affect future results

As indicated in the caution regarding forward-looking statements, the inevitable risks and uncertainties of these statements, whether general or specific, could cause the Bank's actual results to be considerably different from those set out in the forward-looking statements. Some

of these factors are discussed below. Others, such as credit risk, market risk, liquidity risk, operational risk and other risk factors are discussed under "Risk Management Approach" on page 57 of the Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates
Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the prevailing economic and business conditions in these geographic regions can have an impact on its revenues. These conditions include short- and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, foreign exchange rates, the strength of the economy and the extent of the Bank's business operations in a given country.

Monetary policy
The monetary policies of the Bank of Canada and the U.S. Federal Reserve Board as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the exchange rate and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or in capital market conditions.

Competition
The extent of competition in the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, the quality of service and changes in the products and services offered.

Legislative and regulatory amendments
Various levels of government and regulatory bodies have introduced regulations intended to protect the interests of the Bank's clients, employees and shareholders. Amended laws and regulations, including changes in the way they are interpreted or applied, could have an impact on the Bank in that they may limit its product or service offering or increase competitors' capacity to rival it with their own offerings. Failure by the Bank to comply with applicable laws and regulations may result in sanctions and fines being leveled against it, which could have an unfavourable impact on the Bank's financial results and reputation.

Accuracy and completeness of information about clients and counterparties
The Bank relies on the accuracy and completeness of information on clients and counterparties. In decisions concerning approval of credit or other transactions with clients and counterparties, the Bank may use information provided by them, including their financial statements and other financial information. The Bank can also refer to the statements made by clients and counterparties regarding the accuracy and completeness of such information and auditors' reports with respect to their financial statements. In the event that the financial statements of its clients or counterparties are misleading or do not present fairly, in all material respects, their financial position or operating results, there could be negative consequences on the Bank's revenues.

New products and services to maintain or increase market share
The Bank's capacity to maintain or increase its market share depends, in part, on the way in which it is able to tailor its products and services to changing industry standards. There is growing pressure on product and service pricing in the financial services industry, which may reduce total revenues. Moreover, adopting new technologies, including web-based services, in order to modify or adapt products and services may lead to significant expenses for the Bank.

Acquisitions
The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be given. Acquisitions can affect future results depending on whether management succeeds in integrating the acquired company.

Commercial infrastructure
Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and network access. Interruptions in these or other communication services provided by third parties can adversely affect the Bank's ability to provide products and services to its clients and to otherwise conduct business.

Other factors

Other factors that can affect the Bank's future results include its ability to recruit and retain key personnel, amendments to tax legislation, unforeseen changes in consumer spending and savings patterns, technological advances, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's capacity to foresee and effectively manage the risks associated with these factors against the backdrop of rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or particular factors at the Bank that could negatively affect future results. The Bank will not update forward-looking statements, be they written or oral, that may be made from time to time by the Bank or on its behalf.

Additional disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.

Objectives and Results

Profitability well beyond objectives

In its 2004 Annual Report, National Bank published its financial objectives. The targets were set so as to create a realistic challenge given the economic context, foreseeable changes in the industry's financial results and the organization's business development plan. More specifically, the Bank committed to growing its earnings per share by 5% to 10%, to offering a return on common shareholders' equity (ROE) of 16% to 18%, maintaining a Tier 1 capital ratio of more than 8.5% and achieving a dividend payout ratio of 35% to 45%. All these targets were attained.

Objectives and results

	Results 2005	Objectives
Growth in earnings per share	**21%**	5% - 10%
Return on common shareholders' equity	**20.7%**	16% - 18%
Tier 1 capital ratio	**9.6%**	more than 8.5%
Dividend payout ratio	**35%**	35% - 45%

The above table compares objectives with results achieved as at October 31, 2005. All the objectives set by the Bank were surpassed by wide margins, with the exception of the dividend payout ratio, which was at the lower end of the target range. As in previous years, the difficulty in moving towards the high end of the target range was due to higher earnings per share, even though the dividend was raised $0.30, or 21%. The Bank is maintaining the same objectives for 2006.

For fiscal 2005, the Bank posted record net income of $855 million, up 18% compared to the $725 million earned the previous fiscal year. Earnings per share reached $4.98 as against $4.10 for 2004, for an increase of 21%. Return on common shareholders' equity surpassed 20% for the first time, reaching 20.7% for 2005 as compared to 18.8% a year earlier.

Capitalization remained in a comfort zone with a Tier 1 capital ratio of 9.6% despite 13% growth in risk-weighted assets due to very strong demand for personal credit and expanded business in the Financial Markets segment.

Consolidated results

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Net interest income	**1,527**	1,424	7
Other income	**2,326**	2,229	4
Total revenues	**3,853**	3,653	5
Operating expenses	**2,499**	2,388	5
Contribution	**1,354**	1,265	7
Provision for credit losses	**33**	86	(62)
Income before income taxes	**1,321**	1,179	12
Income taxes	**441**	426	4
Non-controlling interest	**25**	28	(11)
Net income	**855**	725	18
Earnings per share	**$ 4.98**	$ 4.10	21
Average assets	**90,902**	78,672	16
Risk-weighted assets	**46,237**	40,823	13
Average deposits	**57,183**	50,512	13
Net impaired loans(2)	**(191)**	(190)	(1)
ROE	**20.7%**	18.8%	
Efficiency ratio	**64.9%**	65.4%	

(1) See "Financial Reporting Method" on page 8.
(2) Net of general and specific allowances

Total revenues on a taxable equivalent basis(1) reached a new high of $3.9 billion, up 5.5% over the previous year. Operating expenses were $2.5 billion, for an increase of 4.6%. As a result, the efficiency ratio improved slightly, going from 65.4% to 64.9%. The provision for credit losses was down 62% from 2004, the result of reversals of the general allowance for credit risk of $55 million and $42 million in 2004 and 2005, respectively, and a 47% decline in specific provisions. At $75 million, specific provisions represent only 14% of their high of $520 million recorded in 2002.

Provision for credit losses

Year ended October 31
(millions of dollars)


2005
2004
150
100
50
0
(50)
(100)
(47)%
141
Specific provisions
General allowance
(42)
(55)
24%
(62)%
33
86
Total

It should be noted that all segments contributed to growth in the Bank's revenues and net income.

Total revenue and net income growth by segment between 2005 and 2004

(taxable equivalent basis)[1]

	Total revenues	Net income
Personal and Commercial	**4%**	**16%**
Wealth Management	**9%**	**15%**
Financial Markets	**1%**	**2%**

(1) See "Financial Reporting Method" on page 8.

Credit quality remained solid in 2005. Loans and acceptances experienced vigorous growth of 13.8% and personal credit continued to occupy a major portion of the portfolio, accounting for 56%. Our achievements on the balance sheet were made by redoubling business development efforts with target clientele rather than compromising on credit quality. The fact that our specific allowances for credit losses reached a record low of 0.16% of credit outstanding is proof of our success. Similarly, impaired loans, net of specific allowances, dropped 27% to $117 million or 0.21% of $56.9 billion in loans and acceptances.

As the loan portfolio steadily improved, the Bank was able to reverse $192 million of the $500 million general allowance it took at the end of the 1990s, including $42 million in fiscal 2005. As at October 31, 2005, allowances exceeded gross impaired loans by $191 million, virtually unchanged from a year earlier.

At a time when several of our competitors had to absorb a certain deterioration in credit conditions, National Bank has confirmed its standing as an institution with one of the best credit risk profiles and a lender that is capable of growing its business without sacrificing product profitability or borrower quality.

Geographic distribution of revenues

Over the past two fiscal years, 64% of the Bank's revenues have stemmed from Quebec-based clients, 26% from the other provinces and 10% from activities abroad or activities not allocated because they originated on financial markets. Quebec-based clients accounted for the greatest share of total revenues, 82%, in Personal and Commercial Banking. This result is a direct consequence of our uncontested position as "Quebec's leading bank."

Geographic distribution of revenues

Year ended October 31
(as a % of total revenues)
(taxable equivalent basis)[1]

	Quebec		Other provinces		Other[2]	
	2005	2004	**2005**	2004	**2005**	2004
Personal and Commercial	**82%**	81%	**18%**	18%	**-%**	1%
Wealth Management	**59%**	60%	**40%**	39%	**1%**	1%
Financial Markets	**22%**	23%	**26%**	29%	**52%**	48%
Total	**64%**	64%	**26%**	26%	**10%**	10%

(1) See "Financial Reporting Method" on page 8.
(2) International and unallocated

Wealth Management and Financial Markets, in particular, bring significant diversity to the Bank's revenues. At Wealth Management, National Bank Financial Individual Investor Services and Altamira Financial Services Ltd., two entities with no banking branches to rely on, spearhead our presence outside Quebec, which generates 41% of revenues.

In the Financial Markets segment, 22% of revenues that can be directly associated with a client were earned in Quebec and 26% from other provinces. One of the ways revenues can be associated with a client is by determining the head office location of a company to which the Bank rendered merger and acquisition services. During fiscal 2005, 52% of revenues for this segment were attributable to activities on global financial markets.

National Bank has taken several initiatives in recent years to increase its geographic diversification: hiring investment advisors and merchant bankers at National Bank Financial, acquiring Altamira and entering into partnership agreements. The Bank's profitability nevertheless remains rooted in the quality of its Quebec operations, and geographic diversification is only worthwhile if it creates shareholder value.

Improvement in the risk profile

Breakdown of loans, impaired loans and allowances
(millions of dollars)

	2005	2004	2003	2002	2001
Total loans and acceptances[1]	**56,912**	50,017	47,958	47,953	51,172
Consumer loans	**56%**	56%	53%	52%	49%
Business loans	**37%**	34%	38%	40%	44%
Other loans	**7%**	10%	9%	8%	7%
Specific provisions as a % of average loans and acceptances	**0.16%**	0.34%	0.45%	1.28%	0.47%
Net impaired loans	**117**	160	251	246	591
Gross impaired loans as a % of tangible assets	**6.8%**	10.9%	13.0%	14.1%	22.5%
Specific allowances as a % of impaired loans	**55.0%**	58.8%	47.3%	51.1%	36.6%
General allowance	**308**	350	405	405	500
Impaired loans, net of general and specific allowances	**(191)**	(190)	(154)	(159)	91

(1) Including securitization

The Bank's Vision

Key success factors

The Bank's robust growth in recent years can be chalked up to its managers' keen ability to accurately read market conditions and the means implemented to professionally and rigorously carry out an action plan that distinguishes it from its main competitors.

The vision statement introduced at the beginning of fiscal 2005, which is now used as a blueprint for identifying and capitalizing on new business development opportunities, presents a clear and concise picture of the Bank's strategy, in which aspects such as innovation and client satisfaction are given high prominence.

National Bank seeks to be recognized as:
"a prosperous, efficient and progressive financial institution renowned for its leadership, innovation and service quality that builds on its position of strength in Quebec to continue its expansion elsewhere in Canada and in other select markets."

We will continue to operate as an integrated and diversified financial group—one that stands out from the competition by offering quality products and services that meet the expectations of a highly coveted clientele—whether in Personal and Commercial Banking, by satisfying the financial needs of clients, or in Wealth Management, by proposing an extensive, diversified and integrated offering, or in Financial Markets, which is a core competency for any large banking institution.

Other key aspects of our strategy include building on our position as Quebec's leading bank in all financial areas and developing niches elsewhere in Canada by continuing to market our products through our partners and facilitating service delivery through improved technology. National Bank's main strength is that it knows its clients well and forges mutually beneficial long-term relationships with them in order to offer them a broad spectrum of products, services and professional advice under one banner, as part of a consistent and coordinated approach. Meeting clients' expectations is the driving force behind an institution such as ours. And the Bank must continue to excel in providing clients with quality service that they can access anywhere, anytime.

Achieving our objectives depends on the engagement of our employees, as they are the key to the success of any strategy in this sector. The Bank will therefore continue to clearly communicate its strategy and action plans to them, as well as the results it expects to attain. It will recruit high-calibre people, provide conditions for their professional development, improve its management practices and always aim to balance its expectations and those of its employees.

Six key success factors

Maintain a strong position in Quebec
- The leading bank in Quebec by far: nearly twice the size of its main bank competitor
- Ranked first or second among deposit-taking institutions active in its priority markets

Be highly focused in our operations outside Quebec
- Mutual fund sales through Altamira Investment Services
- Expansion of the full-service brokerage network
- Financing of agricultural operations and emerging companies in the energy sector
- Niches in business financing through the recruitment of high-calibre investment bankers at National Bank Financial

Guarantee a high level of client satisfaction through a quality offering
- Significant increase in satisfaction among individual and business clients
- Top brokerage firm for quality of research

Create economies of scope through a dense and varied product offering
- Deployment of National Bank Wealth Management in the branches
- Car and home insurance products
- Canadian Blue Chip Portfolio-Linked Note

Maintain an excellent level of capitalization
- Tier 1 capital ratio consistently higher than the target

Forge partnerships to increase revenues and reduce costs
- Rapid growth in volumes
- New partnerships with Canada Life Insurance Company, Capital HUB Inc., Newport Investment Counsel Inc., Richardson Financial Partners Limited, Lutheran Life Insurance Society of Canada, SSQ, Life Insurance Company Inc. and Transamerica Life Canada

The Bank will maintain the focus on its key orientations. The vast majority of its activities are progressing in a more than satisfactory manner, and because they are solidly aligned with long-term trends, only slight adjustments will be required to navigate through economic cycles. We can therefore continue to vigorously implement our business plan without being distracted by the need to significantly realign our operations, which is all the more important given that many of our strategies have not yet yielded their full potential or are in the initial phases of their life cycle.

Shareholder Value Added

$388 million generated in 2005

As the table below shows, the Bank creates value for its shareholders. Shareholder value added (SVA) is calculated by subtracting the cost of capital from available income (before goodwill charges). The cost of capital, estimated at 11%, is the minimum compensation required by the Bank's common shareholders given the return they could obtain elsewhere in the capital market at a level of risk deemed comparable.

Applying this concept, net income exceeded the cost of capital calculated on the average book value of common share capital by $388 million. This amount represents a $98 million increase in SVA from 2004 and average growth of 40% since 2001, when SVA amounted to $101 million. The Bank's rising dividends and share price are a tangible expression of this growing capacity to create value for shareholders. Stock market capitalization, which reached $9.8 billion as at October 31, 2005, increased 20% in fiscal 2005 for average annual growth of 21% since 2001.

Shareholder Return

Higher than the industry

Total shareholder return consists of the return on National Bank shares, assuming dividends are fully reinvested. Over the past five years, the Bank has posted a cumulative compound return of 176%, or 23% per year, far exceeding the returns of the other large banks taken collectively or individually. The return for the same period of the Canadian banking industry was 94%, or 14% per year. Not only has the Bank recorded better results than its peers, it has outperformed the market as a whole, as the total return of the S&P/TSX Composite Index since October 2000 has only been 18%.

Return on National Bank shares since 2000


Total return index (2000 = 100)
NBC
S&P/TSX Banks
S&P/TSX
300
250
200
150
100
50
Oct.00
Oct.01
Oct.02
Oct.03
Oct.04
Oct.05

Shareholder value added

Year ended October 31
(millions of dollars)

	2005	2004	2003	2002	2001	AAGR(1)
Available income	**829**	702	599	408	547	11%
Average common equity used	**4,013**	3,742	3,624	3,628	3,430	4%
Cost of capital(2)	**441**	412	471	472	446	-%
Shareholder value added	**388**	290	128	(64)	101	40%
Stock market capitalization	**9,778**	8,167	7,144	5,366	4,616	21%

(1) Average annual growth rate
(2) 11% in 2005, 11% in 2004, 13% from 2001 to 2003

Capital Management

Placing shareholder interests first and foremost

Capital management, a vital component of the Bank's overall financial management, reflects regulatory requirements and the Bank's objectives flowing from its business plan and shareholder expectations.

Banks use their capital principally to cover risks inherent to their operations. Those risks relate mainly to credit losses, highly unfavourable developments in financial markets, negative events such as fraud or errors and poor operational decisions. Although current Tier 1 regulatory capital criteria only cover credit and market risk, the Bank allocates, as part of its internal capital management, capital to operational and business risk as well, thereby prospectively applying the rules of the Basel II Accord.

In managing capital, the Bank considers current and projected income, its need for capital to finance organic growth or growth through acquisitions, and industry capitalization standards. Since fiscal 2005, the Bank has made changes to the way it sets its target ratio for Tier 1 regulatory capital and now maintains only a minimum level of 8.5%. Although the Bank's capital ratio held steady at 9.6%, it remained comfortably above the floor rate of 8.5% and well over 7%, the level above which banks are deemed to be very well capitalized, according to standards of sound practice developed by Canadian regulatory authorities.

Capital generated by operations was used to repurchase common shares, but especially to cover the increase in assets, which required capital of $427 million. From 1999 to 2004, the Bank was able to grow revenues and income while limiting increases in risk-adjusted assets. Capital productivity improved significantly as a result of the sale of the U.S. loan portfolio and the shift in activities towards wealth management and off-balance sheet financial market activities.

However, it appears that the transition, from a bank less dependent on its risk-bearing assets to one offering more off-balance sheet financial services, is now less rapid, and that rates of growth for the Bank's various activities are converging. This new equilibrium is being expressed in faster growth in loans and capital in support of market risk-taking.

As a result of its excellent profitability, the Bank has the capacity to expand its business and pay its shareholders. Of the $829 million in income available to common shareholders in 2005, $452 million (55%) went towards dividend payments or share repurchases. The dividend payout ratio remained at 35%, which corresponds to the lower end of the 35%-45% target range. This result was attributable to our caution in setting quarterly dividends and to a return that far exceeded our stated objective more than to a deliberate attempt to aim for the lower end of our target range.

Fiscal 2005 stands as a good example of the Bank's capital management philosophy, which is to return to shareholders in one form or another any capital not required for foreseeable business and asset growth while maintaining a strong capital base.

Tier 1 capital ratio


--- Upper limit of target range
--- Lower limit of target range
%
11.5
11.0
10.5
10.0
9.5
9.0
8.5
8.0
7.5
2001
2002
2003
2004
2005

Sources and use of common equity

(millions of dollars)

	2005	2004
Available net income	**829**	702
Common share dividends	**(286)**	(243)
Repurchases of common shares, net of issuances	**(166)**	(340)
Decrease (increase) in Tier 1 capital ratio	**13**	(3)
Increase in risk-weighted assets	**(427)**	(61)
Net issuance of preferred shares and repurchases of subordinated debentures	**25**	(79)
Other(1)	**12**	24

(1) Including the change in the Tier 1 capital structure

Key Economic Trends and Challenges

Strongly trade-oriented, the Canadian economy is influenced by changing trends around the world. For the past three years, the global economy has been experiencing robust growth, a situation that has been particularly beneficial for Canada, a country rich in natural resources. Although the fundamentals of the Canadian economy are still strong, Canadian businesses could be forced to contend with a more difficult environment in 2006 and 2007 due to a leveling off of global demand for Canadian products and the inevitable correction of major imbalances, especially in the United States.

On the world scene, 2005 saw oil prices rise dramatically in response to sustained demand from emerging economies such as China and India and to supply constraints attributable to extreme weather conditions in the Gulf of Mexico. In contrast to the situation during the 1974 and 1979 oil crises, the global economy has been highly resilient in the face of the oil price boom, even managing to post GDP growth in excess of 4% in 2005. Other than the fact that in real terms, the price of oil remained below its 1979 peak, the world economy has become more energy efficient, consuming two times less oil per dollar of GDP than in 1973. Technological advances and the many energy saving programs introduced since the end of the 1970s have no doubt contributed to these results.

In another piece of encouraging news, Japan's economy is showing signs of a recovery after having recorded no fewer than four recessions in the past 15 years. Unlike earlier false starts, which were fuelled by public spending, this recovery is being driven by consumer spending and investment. With the world's third largest economic power on the upturn, prospects are bright for continued economic expansion in the medium term. However, activity could fall off slightly in 2006 due to the expected slowdown in the powerhouse economies of the United States and China.

While the mid-term outlook for China and India remains promising, growth in these countries will be curbed by the transfer of wealth outside their borders due to skyrocketing oil prices.

According to recent figures out of the United States, American consumers are feeling the effects of the one-two punch of soaring energy costs and interest rates that have climbed in the last 15 months. While it is still unlikely that the U.S. will enter a recession, 2006 could see the weakest growth in consumer spending and residential construction in 10 years. As the U.S. monetary authorities have repeatedly hammered home, continued economic expansion is threatened in the medium term by the country's large budget and trade imbalances. Having grabbed up over 70% of all global savings in order to finance a real estate boom, the United States is very vulnerable to the changing moods or perceptions of foreign investors regarding the greenback.

The Canadian economy

The Canadian economy has shown considerable vitality over the past 20 years. In the 1990s, it successfully adjusted to North American free trade and put its financial house in order. In recent years, ever-higher world prices for raw materials, including oil and gas, have dominated the economic landscape. As a net exporter of energy, Canada has enjoyed a major improvement in its terms of trade, which partly explains the appreciation of its dollar.

Whereas North American free trade has mostly benefited the central provinces, the rise in raw material commodity prices is sending the pendulum swinging back towards the west. For manufacturers of finished goods, which are mostly concentrated in the central provinces, these higher prices are exerting strong upward pressure on production costs. In addition, companies that do business on international markets are also struggling with a strong Canadian dollar. The end result is that their earnings, contrary to the general trend for Canadian businesses, have been on the decline since 2003, when the loonie began its ascent. Since that time, the province where the reduction in the trade surplus has had the most adverse impact on economic growth has been Quebec.

Forced by necessity to adjust to its vigorous dollar, Canada has shed more than 100,000 manufacturing jobs in the last year and a half. Nevertheless, spurred by an accommodating monetary policy and the resulting strength of domestic demand, overall job creation has continued apace. The household financial situation has remained sound. Especially noteworthy is Quebec's share of total personal bankruptcies in Canada, which continues to be under 28%, an historic low. Business bankruptcies in Quebec were also down in 2005, the ninth time in as many years.

The adjustment by Canadian businesses was made easier by solid economic growth south of the border in 2004 and 2005. Given the anticipated U.S. economic slowdown, the tightening of monetary policy in North America and the strength of the loonie, recent regional and sector trends should continue. However, interest rate hikes will likely bring about a decline in residential construction, a sector that has been a major growth and employment generator over the past several years. For these reasons, job gains will likely be more modest in 2006.

Except in Western Canada, the business climate should therefore be more difficult in 2006 and the Canadian economy could increase by 2.7% in 2006, compared to 2.9% in 2005.

The challenges for National Bank

The Bank will continue to benefit from the fact that it operates in an economy with a growth rate that is likely to remain among the highest in the industrialized world. In addition, the Bank expands its activities in response to major market and financial industry trends, not to an easing of discipline and risk standards, an approach that should serve it well in an economic environment that is expected to be less favourable.

The increase in credit granted by our energy sector confirms that the Bank is participating in the oil and gas boom. However, the growth potential of traditional credit is limited by the trend among businesses towards self-financing. Whereas financing granted by financial institutions accounted for 60% of outside financing for businesses in the late 1980s, today the percentage is only 37%. This trend clearly shows that opportunities exist for companies to participate in the corporate financing market through equity and debt issues designed to facilitate access to financial markets.

Low interest rates and the solid performance of the job market lifted consumer spending and buoyed residential investment. During fiscal 2005, household credit grew at an annual rate of around 10%, but the Bank expects a slight slowdown in 2006. Its own growth has been fuelled by partnership agreements, which give the Bank access to a client pool outside of Quebec, its core market. Consumer credit offers the advantage of diversified credit risk.

Beyond economic swings, the aging population is a major demographic trend that is already having a profound impact on demand for financial services. The 45 to 64 age group, which represented 20% of the population in 1991, will account for close to 30% around 2011. People in this age group are at the stage where they are accumulating financial assets and are therefore looking for wealth management services. The Bank has an opportunity here, too, to grow and diversify geographically through, in particular, its full-service brokerage subsidiary.

The aging population also affects business owner-managers, and the Bank is taking a keen interest in seeing the torch passed to their successors. That is why it has joined forces with the *Caisse de dépôt et placement du Québec* to ensure SME succession financing in Quebec, a project that complements its own Business Transfer program.

Although Canada will likely enjoy better economic conditions than most other industrialized nations, the business climate should be less hospitable for the next few years. However, National Bank should be able to deal with the situation by adhering to a business plan developed to capitalize on trends leading to new opportunities and by following sound risk management practices.

Business Segment Analysis

Business Mix

Business mix(1)



Year ended October 31, 2005
(taxable equivalent basis)(2)
(millions of dollars)
Revenues
Income
Economic capital
80
70
60
50
40
30
20
10
0
53%
55%
52%
21%
14%
8%
26%
31%
40%
Personal and Commercial
Wealth Management
Financial Markets

(1) Excluding the "Other" heading

(2) See "Financial Reporting Method" on page 8.

National Bank is a well-diversified business. More than half its revenues and income are generated by the Personal and Commercial segment. The Wealth Management and Financial Markets segments also make significant contributions.

The importance of the Bank's segments can also be measured in terms of required capital. For the last few years, the Bank has been applying a method similar to the one which will be implemented under the new Basel Capital Accord (Basel II). Under Basel II, economic capital is allocated to the different portfolios and activities—and ultimately the different segments—according to their level of inherent risk. Three types of risk are formally assessed: credit risk, market risk and operational risk. Detailed information on these risks is provided beginning on page 57. By combining this capital with results, one can obtain a measurement of each segment's return on economic capital and thus its contribution to the creation of shareholder value.

The three segments present very different risk profiles. Personal and Commercial captures the largest share of economic capital ($1,457 million) and was affected primarily by credit risk (75.3%) and, to a lesser degree, operational risk (21.8%).

Wealth Management used $239 million of capital. This segment is sensitive to operational risk (96.2% of its capital), which includes such items as the impact of transaction errors and the negative consequences of poor business development decisions. The Financial Markets segment is exposed to risk from several sources. Although this segment accounts for two thirds of the Bank's market risk, the capital allocated to this risk, 38.3% of the segment's total capital, is less than the 43.5% needed to cover credit risk. Capital allocated to credit risk nevertheless declined due primarily to a reduction in the corporate loan portfolio.

Shareholder value added and capital breakdown by economic sector

Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other(1)		Unallocated capital(2)		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Economic capital	**1,457**	1,395	**239**	222	**1,131**	1,123	**149**	134	**1,037**	868	**4,013**	3,742
Allocated to:												
Credit risk	**75.3%**	76.0%	**1.2%**	1.2%	**43.5%**	46.9%	**(27.7)%**	(49.7)%	**N/A**	N/A	**52.1%**	55.6%
Market risk	**2.9%**	2.8%	**2.6%**	2.6%	**38.3%**	37.4%	**106.7%**	149.2%	**N/A**	N/A	**21.5%**	20.9%
Operational risk	**21.8%**	21.2%	**96.2%**	96.2%	**18.2%**	15.7%	**21.0%**	0.5%	**N/A**	N/A	**26.4%**	23.5%
Net income available(3)	**382**	343	**113**	98	**224**	247	**(44)**	(88)	**154**	102	**829**	702
Cost of capital	**160**	153	**26**	24	**124**	124	**16**	15	**115**	96	**441**	412
RAROC/ROE	**26.2%**	24.6%	**47.3%**	44.2%	**19.8%**	22.0%	**(29.3)%**	(65.8)%	**14.9%**	11.7%	**20.7%**	18.8%
Shareholder value added	**222**	190	**87**	74	**100**	123	**(60)**	(103)	**39**	6	**388**	290

(1) Includes unallocated items, corporate investments and securitization

(2) Includes the difference between expected credit losses charged to segments and actual losses

(3) Net income available to the segments is determined using expected losses.

Overall, the Bank's risk profile was more diversified in 2005, with the relative importance of credit risk falling from 55.6% to 52.1% of total risk. The excess of available capital over the estimated amount required to cover the Bank's various types of risk rose 19% to $1,037 million.

All segments were instrumental in driving the Bank's excellent performance, with each posting a return on economic capital in excess of 19%. Put in these terms, the most profitable segment was Wealth Management, which used little capital given the income it generated and delivered an exceptionally high return on economic capital of 47.3%.

Insofar as their returns surpassed the 11% used to calculate cost of capital, all segments created shareholder value added, with Personal and Commercial, at $222 million, contributing the most followed by Financial Markets, at $100 million.

A comparison of net income with the capital allocated to more than adequately cover the Bank's intrinsic risks shows that National Bank generated $27.86 in net income per $100 of economic capital in 2005. This represents a 14% increase in capital efficiency over the previous year, and is a good reflection of the Bank's ability to manage and control risk and increase the resulting return. Given the excellent capitalization and strong profitability of all its business segments, National Bank has set no specific capital reallocation objectives and intends to actively pursue growth in all its business activities.

Income per $100 of economic capital

Year ended October 31
(millions of dollars)

	2005	2004	Change %
Net income available	**829**	702	18
Allocated economic capital	**2,976**	2,874	4
Net income per $100 of capital	**$27.86**	$24.43	14

Personal and Commercial Banking

The mission of the Personal and Commercial segment is to offer clients the Bank's suite of financial products and services via its branches, service outlets and remote banking, as well as through an extensive network of partners from coast to coast. It can therefore meet the diverse needs of all its clients at every stage of their lives.

This segment is constantly changing and comprises two types of activities: services to individuals and services to businesses.

Personal Banking

Personal Banking offers clients leading-edge transaction, lending, credit card, insurance and investment solutions to help them achieve their financial goals.

Its more than 8,500 employees serve close to 2.5 million clients across Canada through a network of 457 branches, 788 banking machines and virtual service infrastructures adapted to current realities.

Personal Banking continued to substantially grow its revenues in fiscal 2005. The 4.8% increase in total revenues was fairly evenly distributed among its three areas of activity, although investing activities performed slightly better than average, with 6.6% growth.

Total revenues – Personal Banking

Year ended October 31
(millions of dollars)

2005	**1,344**
2004	1,282
Change	4.8%
Transaction activities	4.3%
Credit activities	5.4%
Investing activities	6.6%

These excellent results were achieved by successfully pursuing a growth strategy that revolves around client satisfaction, employee engagement and competency development, and growth in performing products that meet the expectations of the marketplace—all factors that ultimately create value for clients and shareholders alike.

Client satisfaction first and foremost

At the Bank, our employees have made client satisfaction a top priority.

Between 2001 and 2005, the number of Personal Banking clients who were "very satisfied" overall rose 27%, while the number of "dissatisfied" clients decreased 42%.

In addition to surveying our clients, we also use techniques such as mystery shoppers who go into the branches to assess compliance with service standards.

One of the chief factors behind the improvement in satisfaction levels is the Destination Client program, which has proven so effective that it is being extended to other segments. This program involves setting service standards and providing training to employees. It also includes various activities and tools to bolster efforts to improve service. Regular assessments of client satisfaction round out the program.

A motivated team of qualified employees

The Sales Away motivational training program introduced two years ago has continued to yield results. By encouraging advisors to hone their sales skills and acquire varied expertise, this program has fostered a veritable entrepreneurial culture at the branch level. The breadth and depth of this culture is measured using various indicators such as client service quality and performance, which have an impact on employees' incentive compensation.

Special attention is given to high net worth clients so as to be able to offer them additional products and services. These clients are now assigned an advisor who is attuned to their needs and can proactively track maturity and renewal dates with a view to offering other solutions. These efforts have resulted in a marked increase in share of wallet as well as mortgage and investment renewal rates.

The average number of Bank products held per client also rose in 2005 thanks to new work tools such as the Client Opportunity Management software, which facilitates advisors' sales efforts. New "intelligent" marketing techniques have also been introduced to help identify high potential clients based on criteria such as their home address.

The information on transaction, credit and investing activities is presented separately in the following sections solely for ease of reading. These activities are carried out as part of an overall approach aimed at providing integrated financial solutions geared to our clients' needs.

client satisfaction

Growth in overall client satisfaction in Quebec


+27%
+31%
05
Individuals
SMEs

employee engagement

The Bank was named one of the

"50 Best Employers in Canada"

by Hewitt Associates in its annual ranking of top companies, compiled in partnership with *Report on Business* magazine and Montreal daily *La Presse*.


50
BEST
EMPLOYERS
IN CANADA

market recognition

Value created for shareholders

Personal and Commercial


Return on economic capital
(as a %)
26.5
26.0
25.5
25.0
24.5
24.0
23.5
04
05
Shareholder value added
(millions of dollars)
230
220
210
200
190
180
170
04
05

social commitment

$350,000 donation to the University of Ottawa's School of Management

The Bank donated $350,000 to the University of Ottawa's School of Management as part of the "Campaign for Canada's university" to help it continue to strengthen its reputation and presence within the community.

Transaction activities

In terms of transaction activities, the challenge for the Bank continues to be how to increase revenues per client in a fiercely competitive and tightly regulated market where low interest rates mean narrower spreads on deposits. Moreover, this market is characterized by increasingly diverse needs and account preferences of consumers, and their sensitivity to service charges.

Favouring freedom of choice by offering clients the opportunity to select formulas best suited to their needs is a principle that has guided the Bank from the very beginning. Today, the financial success of a bank hinges on lasting relationships built on trust more than on a client acquisition strategy based on offering low prices. That is why National Bank offers a complete line of products and services—via its branches, banking machines, The Exchange network, telephone and Internet—and a range of banking packages, from the most basic and affordable to the most comprehensive, to meet its clients' every need. Clients can therefore select packages and services that reflect their spending habits, the number of transactions they normally carry out and how they do their banking. As the Bank's pricing is based on transaction costs, no matter what level of service the client chooses, the outcome is a win-win situation for both parties.

The average volume of deposit transactions rose 3.9% between October 2004 and October 2005, but the average spread narrowed by 11 basis points, mainly because of interest rates, which have declined in recent years. This decrease in net interest income underscores the importance of pricing day-to-day transactions properly, whether through banking packages or other means.

In terms of electronic transaction methods, Internet banking has been steadily gaining momentum since it was first introduced. The total number of transactions grew markedly in 2005, and there was significant migration towards remote access channels.

The number of transactions has risen 35% over the past five years to reach a total of 314 million. Of these, 271 million were carried out electronically[1] for an average annual growth rate of 8%. Internet transactions, which accounted for less than 1% of transactions in 2000, are now closer to 5% of the total, for an average annual increase of 48%. Conversely, the number of conventional transactions declined from 49 million to 42 million between 2000 and 2005.

The www.nbc.ca portal, which offers clients easy, reliable access to the Bank's products and services, continues to grow in popularity. New improvements to the site have made it even more user-friendly to ensure greater client satisfaction.

In 2005, the number of clients registered for transaction services on the Bank's website climbed 14%. The many online functions were particularly appreciated by users, more than three quarters of whom said they were extremely satisfied with the site.

A number of changes were made to the site in 2005, including the addition of person-to-person transfers between Bank clients and new application forms for products and services, such as credit cards and RRSP contributions. We also added useful tools to help clients choose the right credit card or locate a branch, banking machine or other point of service. Another notable improvement was the addition of a Mandarin web page to better serve Chinese-speaking clients. The infrastructure and applications, too, were upgraded to increase efficiency and support our service standards. Lastly, the Bank gave more prominence to information on Internet security to better inform and reassure clients who use the portal for their online transactions.

(1) Transactions other than at the counter or by cheque

Transactions by year and type

As at October 31
(as a percentage of transactions)


■ Telephone □ Internet
5.0
4.0
3.0
2.0
1.0
0
1.8%
1.9%
1.8%
1.7%
1.6%
1.5%
0.9%
1.6%
2.4%
3.4%
4.0%
5.0%
2000
2001
2002
2003
2004
2005

Year ended October 31
(millions)


■ No. of transactions □ % of electronic transactions
400
300
200
100
0
233
246
262
274
295
314
79%
82%
84%
85%
85%
86%
2000
2001
2002
2003
2004
2005

A few facts about service charges:

- Deposit and bill payment fees represented only 5.2% of the Bank's total revenues in 2005, down from 5.5% in 2004
- Canadians pay, on average, $185 annually for basic banking services, which is 50% less than the $277 paid by consumers south of the border for equivalent services

Transaction accounts

Year ended October 31
(billions of dollars)



■ Volumes ◻ Spreads
7
6
5
4
3
2
1
0
5.02%
5.45%
4.37%
4.03%
3.60%
3.49%
2000
2001
2002
2003
2004
2005

Credit activities

Consumer loans, including mortgage loans, lines of credit and credit cards, insurance products and distribution agreements come under this heading.

Fuelled by the strength of the economy and stepped-up business development efforts, the volume of retail credit activities surged 11.6% in 2005, with the highest increase recorded in the secured loan category. For example, lines of credit secured by home equity or investments (our All-In-One solution) increased 75.1% during this period, contributing to the 9.9% growth in credit secured by collateral mortgages. The 55.7% increase in other types of secured loans was mainly attributable to robust growth in investment loans distributed through partnerships.

Unsecured loans granted on the basis of a borrower's creditworthiness were up 9%, which is very positive. This gain was generated by credit cards and lines of credit, which confirms the attractiveness of the revolving credit products introduced by the Bank. It is worth noting that this rapid expansion in our credit activities was achieved without triggering any significant reduction in the profitability of our products.

Retail credit, including securitization

As at October 31, 2005 *(millions of dollars)*	
Secured credit	**24,491**
Year-over-year change	**12.3 %**
Insured residential mortgage loans	**19.4 %**
Conventional residential mortgage loans	**(13.6)%**
Mortgage-backed personal lines of credit	**75.1 %**
Total mortgage credit	**9.9 %**
Other secured loans	**55.7 %**
Other personal loans	**6,451**
Year-over-year change	**9.0 %**
Credit card advances	**6.0 %**
Regular lines of credit	**21.5 %**
Other loans	**(0.3)%**
Total retail credit	**30,942**
Year-over-year change	**11.6 %**

On the mortgage side, the Bank further enhanced its offering to meet the many needs of clients by launching its innovative Breathe Easy Option. Clients who have a 5-year mortgage at the Bank can defer their mortgage payments, without penalty, for up to six months.

National Bank is the only financial institution in Quebec to offer up to six months of respite. The Breathe Easy Option demonstrates, once again, that the Bank is attuned to the needs of its clients and can seize opportunities to create products that are responsive to their changing lives. The Breathe Easy Option has been very well received by clients who, at some point or another, are faced with a financial situation requiring greater flexibility: maternity leave, career change or caring for a loved one.

In 2005, we also launched a new and improved version of our popular All-In-One product. Clients can now divide their account into one or more sub-accounts to manage their banking more easily for purposes such as income taxes. The All-In-One is a flexible financing solution that lets clients use the net worth of their home or investments to consolidate all their financing needs and access credit at any time. This product has the features of a universal account, combining traditional transaction capabilities with credit or savings functions. With this account, clients can draw on authorized credit equivalent to 75% of the value of their collateral (home equity or investments), offered at the Bank's prime rate. Not only can clients consolidate all their personal and mortgage loans in their All-In-One account, they can also use it in a completely transparent manner as a low-fee transaction account. An extensive promotional campaign is already underway to boost sales of this attractive product among clients who want to leverage their home equity or investments in order to invest, travel, renovate or buy a second home.

The Personal Banking subsegment also offers credit cards, point-of-sale financing and insurance products.

The Bank is among the leading MasterCard issuers in Canada. Last spring, it launched the *Allure* MasterCard, designed with Quebec women in mind. In addition to the exclusive advantages offered to cardholders, such as a 10% discount on all purchases at participating retailers, the Bank makes an annual donation to the Quebec Breast Cancer Foundation based on purchases charged to the card.

The National Bank *Platinum* card has continued to set itself apart in the Canadian market since it was introduced two years ago. Its generous rewards program enables cardholders to travel more frequently and without restrictions, as they can earn points 50% faster than with competing programs. It is also one of the only cards that allows cardholders to choose their own travel agency. What's more, with its trip cancellation, lost luggage and delayed flight insurance, cardholders enjoy peace of mind when they travel. They also benefit from one of the best extended warranty and purchase protection programs in Canada.

Launch of the National Bank *Allure* MasterCard

National Bank unveiled a multi-partner card in June intended specifically for women—the first of its kind in Canada.

The new Allure MasterCard is in a class of its own because of its connection to a cause that touches all women: the fight against breast cancer. A percentage of annual purchases made with the card will be paid each year to the Quebec Breast Cancer Foundation. The Bank hopes to donate close to $1.4 million to this organization over five years.

In November, the launch campaign for the Allure MasterCard won top honours in the "Financial products and services" category in the 15th annual Flèche d'or contest. This contest, organized by the Relationship Marketing Association, is considered the race for excellence in the industry, and recognizes outstanding relationship marketing campaigns and achievements in Quebec.

In recent years, the Bank has implemented a number of strategies to increase the use of credit cards. These efforts have paid off. In addition to an increase in the number of active accounts, credit card purchases and cash advances have risen 8.6%.

Another type of credit provided by the Bank is point-of-sale financing. This service, offered since 1995, lets consumers settle their purchases at thousands of Canadian retailers by way of equal monthly payments or deferred payment. In 2005, the Bank made several improvements to the service and decided to market it under the brand name *Latitude Financing*. Since its reintroduction, many furniture, appliance, auto part, travel and heating and air conditioning retailers have chosen to offer it to their clients.

National Bank also offers a comprehensive line of insurance products through three subsidiaries. The first, National Bank Life Insurance Company, focuses chiefly on insurance products for credit instruments (credit cards, mortgage loans and consumer loans). The second, National Bank General Insurance, specializes in direct sales of automobile and home insurance. The third, National Bank Insurance Firm, is an insurance brokerage firm that offers life and disability insurance products to consumers and businesses.

Revenues at National Bank General Insurance continued to climb, with a 23% increase in underwritten premiums in 2005. The company continues to garner growing recognition. It is one of the three most consulted insurers and ranks first for ad recognition. Home insurance, launched in April 2005, will help the company to actively pursue growth and make new inroads in a competitive market.

Outside Quebec, the distribution agreements signed in recent years with several large insurers and major mutual fund firms have yielded the desired results, confirming the appropriateness of this component of our strategy for developing new markets. In 2005, close to 25% of the growth in Personal Banking volume stemmed from the success of these agreements and the hard work of some 10,000 advisors at the companies that distribute our products and services.

These partners serve clients who, because of their geographic location, were not previously served by the Bank, and who represent a select group with a lower-than-average risk profile.

During the year ended October 31, 2005, investment loans rose by 73%, mortgage loans by 103%, RRSP loans by 33% and lines of credit by 125%.

In addition to the many distribution agreements already entered into with, among others, Investors Group and MD Management Ltd., we signed new agreements with Canada Life Insurance Company, Capital HUB Inc., Newport Investment Counsel Inc., Richardson Financial Partners Limited, Lutheran Life Insurance Society of Canada, SSQ, Life Insurance Company Inc., and Transamerica Life Canada.

These partnerships have performed as anticipated and have positioned the Bank as the leading institution in financial product design and production for third party distribution networks. Capitalizing on this unique expertise, the Bank intends to pursue this strategy, which opens doors to new markets and new clients without requiring significant capital expenditures.

Partnership revenues


Year ended October 31
(millions of dollars)
Volume
Net interest income
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
100
20
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005

Investing activities

The branch network acts as the distributor of an extensive range of savings products that are divided into two categories. The first category consists of registered and non-registered term deposit products. Almost all the revenues from these products are recorded in the Personal and Commercial segment. The second category comprises investment vehicles and services generally designed by subsidiaries in the Wealth Management segment. For this product category, the branch network earns distribution or referral commissions.

The Bank has a long tradition of innovation in deposit products. It was the first bank in Canada to launch structured GICs, which guarantee investors' principal while allowing them to take advantage of capital market returns. Our retail credit and investment solutions team offers other innovative and effective products such as the Canadian Blue Chip Portfolio-Linked Note, the Active Management GIC, the return on which is linked to hedge funds, and index-linked deposits.

New products in 2005 included the Global Blue Chip Note, a turnkey solution that lets investors capitalize on the returns of 30 of the largest publicly traded companies in the world, the Multi-Managed GIC, which uses a formula of sharing risk and return with investors—an industry first—and the Energy and Base Metals Note, whose return is benchmarked to the price of aluminum, copper, oil and natural gas and which gives investors the opportunity to participate in the main Canadian commodities markets without having to invest directly in commodity producers.

The Bank's Multi-Managed GIC is based on a formula for sharing risk and return with investors—a banking first.

The Multi-Managed GIC enables investors to diversify their assets among cash holdings, stocks and bonds, and thereby enjoy the advantages of alternative management, which has been traditionally reserved for institutional investors.

National Bank adds 5% to the total five-year return on the Multi-Managed GIC if the annualized return is less than or equal to 3%. However, since the Bank shares the risk with its clients, it retains 20% of the annualized return in excess of 6%.

The Multi-Managed GIC is available for a minimum investment of $500 and must be held in a registered retirement savings plan.

A number of products are also manufactured by the Bank's subsidiaries. The Strategic Portfolios and Private Investment Management are just two examples.

To round out their offering, the branches also distribute savings products manufactured by third parties, such as Fidelity Funds.

These products are sold and distributed through our financial services managers and personal bankers in the branches. The traditional complement of branch personnel has been joined by a specialized team of financial planners, National Bank Wealth Management. This group has been deployed in the branch network with the goal of developing the savings management market among high net worth clients and is pivotal in providing value-added wealth management advisory services to upscale clients with considerable discretionary savings.

First deployed in 2001, the team of financial planners now numbers close to 300. Their role is to offer flexible, efficient financial planning services to more than 100,000 clients, meeting with them at the location of their choice. Financial planners can draw on an integrated solutions offering to meet the banking and credit needs of their clients, and can refer clients who wish to directly hold securities to National Bank Direct Brokerage or Individual Investor Services at National Bank Financial.

The repeated success of our team of financial planners has led to higher levels of assets managed per advisor and greater emphasis on client account management activities. The result has been greater productivity and a steady rise in the share of wallet entrusted to us by our clients.

The branch network has been instrumental in expanding the range of services made available to our business clients so as to offer them a broader range of products and services for their personal savings and investment needs.

The branches have been especially effective in selling mutual funds. Over the past five years, sales of the National Bank family of mutual funds, designed for individual investors, have consistently surpassed, by a healthy margin (7% on average), sales at other deposit-taking institutions which offer comparable funds.

The Bank also offers Private Banking services for financially active upscale clients who have more complex borrowing and deposit needs and prefer to leave the management of their financial affairs to experts. The account managers assigned to these clients can recommend services offered by the National Bank Financial Group and even coordinate the advisory services provided by their clients' other advisors, such as portfolio managers, securities brokers, accountants and tax specialists.

Cumulative net sales over 12 months, as a % of assets

(excluding institutional funds)

■ National Bank family of funds

□ Fund families of other deposit-taking institutions


25%
20%
15%
10%
5%
0%
(5)%
July-01
Oct-01
Jan-02
Apr-02
July-02
Oct-02
Jan-03
Apr-03
July-03
Oct-03
Jan-04
Apr-04
July-04
Oct-04
Jan-05
Apr-05
July-05
Oct-05

In fiscal 2005, the number of clients who used the Bank's Private Banking services rose almost 10%, and the total volume of activity (loans, deposits and investments) climbed approximately 25%, confirming both the popularity of this service and the importance of this clientele for the Bank.

Commercial Banking

The mission of Commercial Banking is to offer businesses of all sizes and in all industries the products and services they need to run their operations successfully. Some 150,000 commercial clients rely on the Bank's 70 business centres and its network of 457 branches and benefit from a broad range of specialized solutions and products. National Bank is known as one of the banks most committed to the SME market, particularly in Quebec.

In order to succeed in the SME financial services market, it is important to maintain a healthy balance among growth, portfolio quality and profitability without losing sight of client satisfaction and employee engagement. The Bank has therefore chosen to favour credit quality and not to sacrifice profitability in sole pursuit of greater market share.

Success factors


Market share
in Quebec
Profitability
Client
satisfaction
Risk
quality
Employee
engagement

Over the last few years, Commercial Banking has sharpened its focus on improving profitability in each of its business relationships by applying very rigorous credit underwriting standards and ensuring that pricing reflects both the value of products and services and the risk incurred. Meeting this requirement to be profitable and create shareholder value was made easier by improved client satisfaction. In fact, the number of clients who said that they were "very satisfied" rose 31% between 2001 and 2005. Higher levels of satisfaction were directly attributable to the Bank's emphasis on having more highly trained and specialized account managers providing quality advisory services, the application of service standards under the Destination Client approach, by both frontline and back-office employees, and the roll-out of new products and services.

Commercial Banking activities are deployed under the Bank's two-pronged business strategy. First, National Bank has built a position of strength for Commercial Banking in its core Quebec market, even more so than for its other business segments. According to data from the Canadian Bankers Association, National Bank holds nearly 40% of the banks' market, proving that National Bank is without a doubt the partner of choice for Quebec businesses.

Second, the Bank has carved out niche markets outside Quebec, the largest being in energy financing in Western Canada. Our main focus in this industry is emerging businesses in the primary sector and service companies in the fossil fuel industry. The rapid increase in fuel prices has been extremely favourable for our operations; if we include capital market financing for large corporations, the credit granted in this industry rose on average 22% over the fiscal year to reach $1.4 billion in October 2005.

The Bank's agricultural financing operations have also grown rapidly in recent years, up 62% since October 2001. Over the past two years, the Bank has turned its attention to agricultural financing in Ontario and Western Canada, concentrating on large financings, and production areas where the Bank has developed expertise in the Quebec market. As a result, the agri-food portfolio outside Quebec has grown 53% since October 2003.

Outstanding credit, oil, gas and related services


Average volume
(millions of dollars)
Financial Markets
Commercial Banking
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005

Agricultural financing


(millions of dollars)
2,500
2,000
1,500
1,000
Oct.01
Oct.02
Oct.03
Oct.04
Oct.05

One of the hallmarks of the Bank is its expertise in facilitating the transfer of family farms between generations by making judicious use of government programs.

Given the Bank's success in this area, Commercial Banking decided to offer a similar service to all SME clients. Canadian demographics suggest a significant changing of the guard in SMEs over the coming years, with approximately half of these enterprises expected to undergo a change in management over the next decade.

The transfer of corporate control from one generation to the next is a delicate process with financial, organizational and emotional dimensions. The Bank provides its clients with specialized people who not only support transition financing needs, but also advise both generations on the more human aspects which play a key role in a successful transfer. The goal is to ensure that the hand-over goes smoothly as much as it is to secure a business relationship with the new management. In addition to its Business Transfer program, introduced in the fall of 2005, the Bank established a partnership with the *Caisse de dépôt et placement du Québec* to address this specific issue. This partnership will be a particularly effective resource when a project requires additional financing in the form of an equity interest, debentures or subordinated debt.

Another sector where the Bank offers customized services is film and television series financing. National Bank is one of the biggest players in Quebec-based productions, setting up low-risk financing structures with assistance from various government support programs for the industry.

The Bank has also made significant inroads in the health industry, with the volume of loans and deposits at the Health Group, which made its debut in 2004, rising to $106 million. This Group operates with four account managers, all of whom are specialists in the health industry. Demographic pressures on the delivery of health services and increased private sector involvement are creating a favourable environment for these operations.

Efforts in real estate financing in 2005 targeted the residential market, generating some $168 million in new financing.

BusinessFlex Solutions **inc.**, which offers microcredit and remote commercial banking services, continued to grow. After only two years in operation, 15,000 clients are registered with the BusinessFlex Centre **inc.** and approved credit has risen 8.7% since October 2004. This program is geared primarily to borrowers with a line of credit of less than $100,000 or total borrowing under $250,000. BusinessFlex **inc.** also opens the door to all the Bank's commercial banking products, including domestic and international payments, cash management and investments. As at October 31, the Centre's combined volume of loans and deposits stood at $580 million.

Finally, term loans surged following a product upgrade. Changes were made in order to recognize the superior financial capacity of stronger companies and increase the financing rate (measured as a percentage of expansion costs), as well as to provide more flexibility in repayment schedules and pre-approve borrowing limits. This initiative was so successful that new credit attained 200% of the original objective of $400 million.

In addition to credit, the Commercial Banking product line also comprises cash management and investment products. Since 7 out of 10 of the Bank's commercial clients only have investment products, we increased the number of account managers who work exclusively with depositors and investors to better serve these clients. In addition to addressing

the needs of their companies, we take care to consider owner-managers' personal financial positions in order to offer them a comprehensive solution adapted to their needs. This has led to hundreds of millions of our commercial clients' investment dollars being directed to the wealth management specialists in our banking network and at National Bank Financial.

The international component of the Bank's activities is also very important. International business development managers, whose role is to advise commercial clients on export financing and international trade risk management, have their offices in many of the Bank's business centres across Canada. Moreover, through our NatExport and Sodex divisions, the Bank provides factoring services to exporters.

Portfolio quality is a constant priority. In addition to the rise in the Canadian dollar, which had a direct impact on goods-producing businesses that compete with foreign companies, 2005 saw fossil fuel prices soar and interest rates climb higher. All indicators nevertheless confirm that for the moment the SME sector is doing relatively well. During the 12-month period ended October 2005, there was an 11% reduction in the number of commercial bankruptcies in Quebec, and the segment's average risk rating once again improved. It is therefore not surprising that the level of net impaired loans at Commercial Banking fell from $93 million to $63 million between October 2004 and October 2005.

Commercial Banking revenues increased 4% in 2005. There was little change in loans to small businesses and a small increase in the commercial market, i.e., financing for mid-sized enterprises that do not require recourse to capital markets. However, in 2005, Commercial Banking was again able to capitalize on strong growth in the real estate and energy sectors, posting increases in income of 33% and 16%, respectively. The subsegment's contribution before income taxes was up 15%, owing to stable operating expenses and a 64% reduction in the provision for credit losses.

Total revenues – Commercial Banking

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Small businesses	**248**	245	1
Commercial	**403**	392	3
Energy	**36**	31	16
Real estate	**20**	15	33
Total	**707**	683	4

(1) See "Financial Reporting Method" on page 8.

The considerable improvement in credit quality has lifted this subsegment in the past few years, resulting in a return on economic capital of over 20%. In 2005, loan losses were 0.19% of loan and bankers' acceptance volumes, down from 1.25% in 2001, an improvement of 85%. Commercial Banking is therefore poised for continued growth, even if we expect credit conditions in Canada to eventually lose some of their lustre.

Provision for credit losses – Commercial Banking


As a % of loans and bankers' acceptances
1.25%
2.01%
0.54%
0.46%
0.19%
2001
2002
2003
2004
2005

Personal and Commercial – Results

During fiscal 2005, net income for the Personal and Commercial Banking segment rose significantly from $392 million to $453 million, owing chiefly to fairly solid 9% growth in assets and sales of wealth management products. All aspects of profitability contributed to this 16% year-over-year gain. Revenues increased 4%, almost in lock step with economic activity, with growth evenly distributed between net interest income and other income. The segment also succeeded in keeping growth in expenses below growth in revenues, thereby improving its productivity, as demonstrated by its efficiency ratio, which went from 62.0% to 61.1%. The quality of the portfolio proved its mettle again with net impaired loans down 19%, which resulted in a $20 million or 15% reduction in the provision for credit losses.

Segment results – Personal and Commercial

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Net interest income	**1,302**	1,251	4
Other income	**749**	714	5
Total revenues	**2,051**	1,965	4
Operating expenses	**1,254**	1,218	3
Contribution	**797**	747	7
Provision for credit losses	**117**	137	(15)
Income before income taxes	**680**	610	11
Income taxes	**227**	218	4
Net income	**453**	392	16
Average assets	**43,956**	40,511	9
Risk-weighted assets	**30,717**	28,970	6
Average deposits	**29,947**	30,057	–
Net impaired loans	**88**	109	(19)
Efficiency ratio	**61.1%**	62.0%	

(1) See "Financial Reporting Method" on page 8.



A brand new image...

In the fall, National Bank adopted a new image that has become the cornerstone of its new ad campaign.

This image portrays the Bank as a contemporary institution with wide-ranging expertise whose dedicated employees are committed to exceeding clients' expectations.

This transformation will enable the Bank to capitalize on its marketing approach by bringing its "We can help" slogan to a more emotional level, and moving away from the humorous tone of earlier campaigns. The new ads illustrate how the Bank can help clients achieve their personal or professional goals and make their dreams come true—a message that resonates in all the advertising material developed by the Bank and its subsidiaries.

The campaign, which was launched in the fall, depicts people at different stages of life, clearly showing how the Bank and its subsidiaries can help them achieve their goals.

Personal and Commercial – Challenges and Strategies

CHALLENGE

Increase Personal Banking revenues

The challenge of increasing revenues ties in with the Bank's strategy on three levels: acquisition of new clients, retention of existing clients and additional product sales. In Quebec, our client acquisition strategy focuses on enhanced brand recognition, dynamic marketing campaigns and innovative products that deliver real value. Outside Quebec, the strategy will be implemented through our partnerships. The strategy for retaining existing clients will consist in improving service quality and assigning clients to specific advisors, which ensures better follow-up.

It will also be important to strengthen the sales culture for savings solutions in the branch network in order to further harmonize objectives with those of Wealth Management. The result will be a steady increase in the number of products held by clients and the share of wallet entrusted to National Bank. Through effective training and compensation as well as major investments in technology, the Bank will develop a strong brand image and devise more efficient marketing strategies. Our expertise in savings products combined with the wide-scale implementation of major technological projects, will enable us to augment our competitive capacity in our natural market. Our growth strategy for credit cards will be reinforced through the continuous introduction of new products. On the insurance side, we will continue to build on and accelerate the pace of our success in loan, home and car insurance. We hope it will also be strengthened through an easing of regulations that would permit more referrals between our business units and our points of service.

It will be harder to increase revenues from transaction activities because they are highly sensitive to short-term interest rates, despite the fact that, from the Bank's standpoint, deposits could become more profitable if rates were to rise. Moreover, growing consumer sensitivity to service charges means that our room to manoeuvre is limited when it comes to other income. We will therefore have to further our efforts to offer clients packages more closely matched to their needs, while continuing to pursue our itemized pricing objectives.

National Bank firmly believes that sound business development among individual and commercial clients hinges on striking the right balance among volume growth, credit quality and product pricing. We measure our progress by our ability to ensure that revenues outpace costs and loan losses, not simply by gains and losses in market share.

CHALLENGE

Enhance operating efficiency

In Commercial Banking, excellent cost control is rendered all the more necessary by sluggish market conditions as well as the Bank's intention to move into markets held by companies that, because they are highly specialized, are generally very efficient. Controlling our costs means continuing our end-to-end re-engineering of the processes involved in our service offering in order to achieve greater automation of credit decisions, centralization of administrative functions and increased use of our remote banking capabilities.

In our ongoing quest for greater efficiency, our ability to cover the widest possible range of client needs is an asset, as it provides a larger base for the absorption of fixed costs related to client acquisition and follow-up. In addition, the expertise we have derived from our considerable advances in risk management can be easily transferred and adapted from one type of financing to another.

In Personal Banking, an ongoing review of operating processes and their underlying systems in order to align them with our vision of being a low-cost designer and producer will result in productivity gains. Substantial effort has been focused on limiting losses resulting from operational risk, particularly fraud. In today's highly regulated environment, however, cost control can pose certain challenges.

Naturally, we will keep promoting greater use of remote transaction channels that increase the availability of services while also reducing delivery costs.

This enhanced operating efficiency coupled with a better understanding of clients, be they individuals or businesses, should lead to higher product sales.

CHALLENGE

Stand out from the competition in more than price

The Bank wants to stand out by offering a quality banking experience focused on client satisfaction. Achieving this starts with optimized processes that make "moments of truth," such as opening a bank account or taking out a loan, as easy, enjoyable and straightforward as possible for clients. It continues with high-calibre, flexible and personalized advisory services that add value for clients, and ongoing investments in tools and processes to enhance our client knowledge. At the same time, a full suite of savings and credit products and services must be offered to both individuals and businesses. We intend to make our mark through an exceptionally diversified, high-quality offering and by maintaining our profitability in spite of the presence of independent intermediaries.

CHALLENGE

Continue to seize opportunities to set ourselves apart

The Bank must continue to innovate and seize opportunities to distinguish itself through new products, as it has done so skillfully in the last few years. Employee motivation and ongoing professional development will underpin our success for years to come as employees keep abreast of emerging trends and propose solutions adapted to the changing needs of their clients at every stage of life.

With this in mind, the Bank launched a new program for Quebec SMEs in the fall of 2005 to assist the province's roughly 200,000 businesses that will undergo a change in management in the next five years due to the retirement of the owner. An intergenerational business transfer is a pivotal moment in the life of a company, and the Bank wants to help business owner-managers realize their dreams while building a lasting relationship of trust with the next generation of business leaders.

CHALLENGE

Maximize synergies with other Bank units, particularly Wealth Management

Commercial Banking intends to continue playing an active role in developing the other members of the National Bank family. Special efforts continue to be made in accordance with the Confidentiality Policy of the Bank and its subsidiaries and applicable legislation to promote positive spin-offs in wealth management. Commercial Banking will continue to work in concert with National Bank Financial Group to give medium-sized enterprises direct access to capital markets. These kinds of opportunities can especially be found among companies in the energy sector.

One of the major objectives of the Wealth Management team is to strengthen the Bank's position with this target clientele in order to boost profitability and increase market penetration. To tap into this source of revenue, the Bank strives to present a highly competitive offering through the provision of remote services that meet the needs of businesses.

All these developments should further improve the quality of our service offering and enhance client satisfaction. National Bank wants to be the bank SMEs turn to for unique products and services. By remaining attentive to the needs of its clients and the community, National Bank has carved out an enviable position in SME financing, one it will continue to consolidate.

CHALLENGE

Maintain a strong and distinctive brand image

For three years running, National Bank has ranked first among Quebec's deposit-taking institutions in a Léger Marketing survey on the 150 most admired companies in the province. It even bettered its 2004 standing by seven points. The Bank plans to keep up its efforts in this area by remaining active in the community, supporting a range of social and humanitarian causes and deploying well thought-out publicity and promotional campaigns that will make it unique among its competitors.

A winning partnership!

In 2005, National Bank became the leading partner of tennis in Quebec. In addition to signing on as the presenting sponsor of Montreal's prestigious Rogers Cup, the Bank is also supporting a series of men's and women's regional tennis tournaments to give aspiring young athletes a chance to make their dreams of excellence come true. This major five-year sponsorship will go a long way towards promoting tennis across Quebec.

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NATIONAL BANK

Wealth Management

As the Canadian population ages and household prosperity increases, the need for credit makes way for savings and wealth management, a niche that the Bank has successfully carved out and continues to expand at a steady pace.

In fact, because of longer life expectancy in industrialized countries, baby boomers, who have higher-than-ever levels of net savings, are looking for effective ways to grow their wealth so that they can prepare for and enjoy as long and as comfortable a retirement as possible.

However, due to stock market volatility and the financial scandals of recent years, more than a few investors have become cautious when investing and choosing a financial advisor or investment vehicle.

In this context, the main strength of a financial institution like ours is that it can offer not only transaction accounts, but also a very broad spectrum of financial products and services that have longer investment horizons and are managed by trusted, skilled professionals.

At National Bank, clients can turn to full-service and direct brokerage services, trust services, a highly competent team of financial advisors in branches across Canada, two mutual fund families combining more than 85 funds, as well as financial planning and private banking services, to name only a few.

Complementing this service offering is our line of managed products, which give investors access to a diversified suite of innovative investment solutions. What makes these products and services truly innovative is that they enable clients to benefit from advanced diversification techniques that are also economical and easy to use. As the advisors in its branch network and at National Bank Financial—and the products available through them—derive most of their performance from diversification, the Bank can provide its clients with a sustained competitive advantage. This embodies the spirit of our wealth management approach, which consists in bringing together many different types of expertise in a variety of options that meet the investment objectives of a more cautious clientele.

Originally created for investors without the resources to achieve the basic level of diversification that comes from directly owning a securities portfolio, the Bank's managed products afford so many advantages that more and more high net worth individuals are investing several million dollars in these vehicles, confident of obtaining excellent diversification and a healthy return.

client satisfaction

National Bank ranked among the best

- NBDB awarded distinction for best client service (Dalbar)
- NBF and NBDB recognized for best portfolio statements (Dalbar)
- NBF ranked first among the Big Six bank brokerages and NBF advisors given the most freedom in advising clients (Investment Executive Research)

employee engagement

A CROP survey, conducted to measure employee satisfaction and engagement, revealed a record

93% in the overall satisfaction rate among employees

Internal surveys such as this one, carried out every two years, show steady progress in employees' satisfaction with their careers, the Bank's corporate culture and the leadership abilities of its management.

market recognition

Value created for shareholders

Wealth Management

Return on economic capital
(as a %)


48
47
46
45
44
43
42
04
05

Shareholder value added
(millions of dollars)


90
85
80
75
70
65
60
04
05

social commitment

$1,250,000 donation to the Sainte-Justine Hospital Foundation

In recognition of the Bank's donation to the "Growing Up Healthy" fundraising campaign, the hospital's new clinical research centre will be called the *Carrefour de recherche clinique Banque Nationale*. This centre will play a vital role in developing new health care treatments that will benefit young patients and the entire medical and research community.

Access to so many services, products and professionals under a single banner is not only a matter of diversification or economies of scale. Financial planning and wealth management must be carried out as part of a coherent approach requiring the delivery of comprehensive and well-coordinated services. This is the competitive edge we strive to maintain.

Our wealth management strategy is anchored by our branch network, the specialized distribution channels and the team of advisors at National Bank Financial (NBF).

In our branches, financial services managers and personal bankers market basic products such as mutual funds and direct brokerage services. As soon as a client has a certain net worth or shows strong growth potential, the financial planners at our Wealth Management business line and the account managers at Private Banking take over.

The other anchors of our wealth management strategy, the advisors at NBF and our specialized distribution channels, share a common characteristic: they do not depend on branches to acquire and serve clients with differing needs. Retail services at NBF and Altamira fit into this category. The Bank's structured products and some products offered by National Bank Securities Inc. and Altamira are also available through third party distributors or from National Bank Direct Brokerage Inc., which offers savvy investors who prefer to manage their own portfolios the freedom to trade at low cost. As for financial security, National Bank Insurance Firm is responsible for selling individual life insurance annuities to business owner-managers and offering group RRSPs in partnership with Industrial Alliance Insurance and Financial Services Inc.

Revenues – Wealth Management


(millions of dollars)
Brokerage
Other
250
200
150
100
50
0
186
205
172
180
195
205
201
206
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05
Q3-05
Q4-05

The members of the Bank's Wealth Management family cover every aspect of the personal investing universe. Their activities are part of a coherent strategy, draw on complementarities and synergies wherever they are found and extend across the widest possible scope in order to better serve target clienteles.

In terms of revenues, fiscal 2005 was characterized by sustained business expansion against the backdrop of a stock market run-up, particularly in the resource sector, as well as by a relatively large number of income trust issues aimed at individual investors. This continued recovery, which began in late 2004, translated into a 19% increase in revenues between the third quarter of 2004 and the second quarter of 2005. On the whole, 2005 was another good year for Wealth Management, with revenues up 9% to $807 million.

Total assets managed or administered by our Wealth Management units grew from $181 billion to $221 billion, for a 22% increase. Assets managed or administered for individuals by National Bank (including third party products) rose by $12 billion, or 12%. Gains were made in every category. Institutional assets, such as pension funds, and transfer and custody operations also surged, climbing 43% to reach $79 billion. This growth, recorded by both Natcan Investment Management and National Bank Trust Inc., was partly attributable to internal clients at the Bank such as Financial Markets.

After successive increases of $12 billion and $10 billion in 2003 and 2004, respectively, assets at NBF, including the Correspondent Network, rose a further $9 billion in 2005. With a combined total of $91 billion in assets managed for our clients or administered for third parties, NBF is currently ranked close to third among Canadian brokers for its capacity to distribute new issues to individual investors.

Brokerage revenues, approximately 75% of which came from Individual Investor Services at National Bank Financial, were up 11% from fiscal 2004. Furthermore, even though a decline in direct brokerage trading in Canada has caused revenues at National Bank Direct Brokerage to dip slightly, revenues from this activity have nevertheless increased by 30% since 2002.

Sales efforts in the branches resulted in a strong 15% increase in mutual funds sold through National Bank Securities, almost replicating the 18% advance recorded in 2004, while assets managed by Altamira were down 9%. These diverging results are indicative of general industry trends. Deposit-taking institutions all have set up highly qualified sales teams whose mission is to obtain transfers of funds entrusted to other fund managers. While the Bank has succeeded in this effort with its own clients, it has been on the opposite side of the table at Altamira, most of whose clients have banking relationships with other financial institutions. Altamira also suffered due to rapidly changing market conditions which now seem to favour diversified funds and income funds to the detriment of equity funds, Altamira's traditional sector of activity. Total managed assets in the form of mutual funds nevertheless increased 6%.

Assets under management or administration and revenues – Wealth Management

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	Assets under management or administration			Revenues		
	2005	2004	Change %	**2005**	2004	Change %
National Bank Financial	**44,932**	41,470	8	**504**	453	11
Correspondent Network (NBCN Inc.)	**45,677**	40,008	14			
National Bank Direct Brokerage	**8,686**	7,854	11	**44**	45	(2)
Securities brokerage	**99,295**	89,332	11	**548**	498	10
National Bank Securities	**7,448**	6,477	15	**65**	57	14
Altamira Investment Services	**3,709**	4,087	(9)	**57**	56	2
Mutual funds	**11,157**	10,564	6	**122**	113	8
Natcan Investment Management	**30,636**	27,947	10	**52**	56	(7)
NB Trust – Institutional	**58,701**	37,498	57	**85**	71	20
NB Trust – Individuals	**16,211**	11,224	44			
Other (mortgages sold)	**5,132**	4,033	27	**–**	5	–
Gross total	**221,132**	180,598	22	**807**	743	9
Institutional and other funds	**78,622**	55,138	43			
Assets present in more than one activity	**24,919**	20,411	22			
Total retail assets	**117,591**	105,049	12			

(1) See "Financial Reporting Method" on page 8.

Natcan Investment Management, for its part, capitalized on the overall growth in National Bank Mutual Funds and the rapid progress made by Private Investment Management, whose solid performance also accounted for the increase in assets under administration at National Bank Trust. In fact, the success of Private Investment Management pushed National Bank Trust revenues up 20%. The decline in revenues at Natcan Investment Management, meanwhile, can be attributed to renegotiations of internal and external fund management agreements.

This growth was driven not only by stronger markets, but also by the arrival of new funds and new clients on the market. The fact that retail assets under management have risen at such a steady rate over the past few years is eloquent testimony to the value of our strategy, which consists in extensively addressing the different aspects of this market. It also reflects the quality of the product offering and the services provided by the advisors, who tailor strategies to the markets and each investor's particular needs and goals.

To measure market penetration, we closely monitor share of wallet, a composite indicator that represents the share of funds entrusted to us by wealthy clients in our core market of Quebec. This share, which excludes assets managed by full-service brokers, has grown appreciably over the past three years, from one third to over 40%.

Share of wallet, wealthy clientele, Quebec

4-quarter moving average
(as a % of financial assets)


44%
42%
40%
38%
36%
34%
32%
30%
Oct-02
Jan-03
Apr-03
July-03
Oct-03
Jan-04
Apr-04
July-04
Oct-04
Jan-05
Apr-05
July-05

Securities Trading

Full-service brokerage

In terms of revenues, assets and client relationships, the most significant contributor to the Bank's Wealth Management business line is National Bank Financial's Individual Investor Services. It offers investment advice, full-service brokerage services, portfolio management and a vast selection of both non-proprietary and proprietary products to more than a quarter of a million clients via a 95-branch network that extends across Canada. In helping these clients manage their $45 billion in savings, National Bank Financial's 750 or so investment advisors deliver financial solutions that are comprehensive, objective and adapted to each specific situation.

A key element of NBF Individual Investor Services' business strategy is recognizing the important role investment advisors play in ensuring that their relationships with clients are both pleasant and profitable. NBF fosters a work environment that is motivating for existing advisors and inviting for new talent. And since its value proposition centres on offering maximum benefit to its clients, it empowers advisors by giving them support and the contacts of a top-tier financial services institution.

An independent survey conducted in 2005 by Investment Executive Research confirmed that efforts made in this area are yielding results, as NBF was ranked as the brokerage whose investment advisors had the greatest freedom in choosing the financial vehicles best suited to their clients' needs. It also ranked first among the brokerages of the Big Six for all aspects studied.

All of this translates into better relationships with clients, who then entrust a greater share of their wallet to National Bank Financial. This, of course, has a beneficial impact on profitability. In addition to client satisfaction initiatives, other measures have been introduced to enhance and stabilize income and increase profitability, with the result that for the last three years, NBF's Individual Investor Services has seen a steady rise in its revenues, net income and profitability ratio.

Correspondent Network

National Bank Financial's Correspondent Network (NBCN) offers third party clearing and brokerage services. More than 90 associated organizations staffed by some 5,000 financial advisors trade each year through NBCN for their 420,000 clients, making it by far Canada's leading provider of such services. The breadth of its correspondent services makes NBCN unique in Canada. For instance, the company offers accounting services, office support services and research products, and gives independent advisors access to new issues that would not otherwise be available to them.

In addition to its significant contribution to top and bottom lines, NBCN augments National Bank Financial's results by enabling it to substantially reduce cost-per-trade pricing for capital market transactions and custody operations. The combined trading volume of NBCN, NBF and the Bank is among the highest in Canada. NBCN therefore wields considerable distribution power, which has a favourable impact on NBF's equity and debt underwriting market share. NBCN also serves as an additional distribution channel for the Bank's investment and banking solutions.

National Bank Direct Brokerage

The volume of direct brokerage trading fell slightly in the past fiscal year. However, despite an 8% decline in its year-over-year trading volume, National Bank Direct Brokerage (NBDB) grew its assets under management more than 11% to $8.7 billion thanks in part to the work of the financial planners in our branch network, who refer do-it-yourself investors.

Throughout fiscal 2005, NBDB pursued its strategy of distinguishing itself through the quality of its service with very positive results. In January 2005, NBDB earned the inaugural Direct Brokerage Service Award from Dalbar, an independent research firm, for the excellent quality of its telephone and e-mail service, and National Bank Financial's client portfolio statements were judged to be the best in the Canadian securities brokerage industry.

Other initiatives geared to client satisfaction were undertaken throughout the fiscal year. These included lower fees for active traders, sophisticated analytical tools, a more user-friendly online trading interface with improved capabilities to facilitate account transfers and mutual fund and bond transactions and the adoption of a new name that better reflects the company's activities.

Mutual Funds

The trend, which started in 2004 when the market recovered from its 2002 low, carried over into 2005. Investors continued to convert their cash holdings into longer term instruments, and, despite very attractive gains on the Canadian stock market, to favour diversified solutions, which would indicate a conservative approach towards the risk and volatility inherent to stocks.

National Bank Securities

Net mutual fund sales of $668 million at National Bank Securities—9% of managed assets—was the product of two opposing trends. While individual and institutional investors reduced their short-term holdings by $151 million and $159 million, respectively, individual investors increased their long-term investments by $978 million, proving that investors have regained confidence in financial markets.

The trend toward longer investment horizons was also observed at National Bank Securities with the popularity of Strategic Portfolios, which offer investors six different risk profiles from which to choose. Sales of these turnkey solutions, which seek to combine attractive returns with effective diversification features, amounted to $717 million. To ensure optimal diversification in line with the profile, Strategic Portfolios are automatically rebalanced every six months. As at October 31, 2005, accumulated assets in these portfolios topped $2.6 billion—more than

half of all long-term funds at National Bank Securities. Lastly, other mutual funds, such as the Mortgage Fund, the Dividend Fund and the Monthly Income Fund, have been attracting more and more investors seeking investments that generate stable income. This situation can no doubt be explained by the aging of the baby boomers, as the oldest members of this group have now reached retirement age.

Net sales of National Bank Mutual Funds

Year ended October 31
(millions of dollars)



2005
2004
Total
Institutional
Individuals – total
Individuals – short-term
Individuals – long-term
Strategic Portfolios(1)
668
751
(159)
(45)
827
796
(151)
14
978
782
717
987
(200)
(100)
0
200
400
600
800
1,000

(1) Included in Individuals – long-term

Lastly, the already excellent performance of the Bank's branches was boosted significantly by the deployment of a specialized sales support team dedicated to the external brokers market. Close to one third of our long-term securities sales now come from this new distribution channel. Introduced in 2003, this external sales strategy is already proving its worth.

Altamira Investment Services

Our subsidiary Altamira Investment Services continued its development efforts in order to keep pace with growing competition in the mutual funds industry. Among other measures, it tied sales efforts more closely to advisory services by emphasizing the ease with which clients can trade and obtain investment advice.

Products and distribution channels were diversified in a coordinated manner in order to turn Altamira, traditionally a mutual fund monoliner with a single direct sales network, into an intermediary that can market an enhanced offering of investment solutions through several distribution channels. One product in particular, the Cash Performer, a high yield account available primarily through brokers and other market intermediaries, was an immediate success. Hybrid products, like the Bank's structured GICs, were also rolled out, and Altamira hopes to offer its clients more new products of this type. To add value to this offering, special attention was paid to investor return.

As for distribution channels, the sales force was brought closer to clients by locating a certain number of advisors in Bank branches. We are also focusing increasingly on third party distribution channels by offering competitive commissions and moving into niches that are currently less well served. This plan of action will help Altamira expand its presence as part of the Bank's wealth management strategy of occupying the largest possible territory in terms of products, distribution channels and geographic coverage.

Investment Management

The year 2005 was a very active one for Natcan Investment Management as it consolidated its Montreal and Toronto administrative operations, including risk management activities and the trading room. This initiative brought much needed uniformity to processes in order to ensure better operational efficiency, risk management and compliance. After this consolidation, Natcan Investment Management invested in information technology to upgrade its control structure.

Assets under management grew 10% to reach $30.6 billion as at October 31, 2005. The largest increase was recorded by Private Investment Management, with growth of almost $1 billion. Approximately 59% of assets under management was attributable to the Bank, while the remainder came from institutional clients.

Trust Services

Through its subsidiary National Bank Trust, the Bank offers high value-added services such as Private Investment Management to a wealthy clientele. In addition to managing investment portfolios, this service includes estate planning, financial planning from National Bank Financial Planning Inc. and the creation and administration of testamentary trusts in order to advise and support this clientele. National Bank Trust also offers asset protection trusts to business executives and owner-managers who are exposed to legal liability.

Owing to the close relationship it enjoys with the 300 financial planners who serve all of the Bank's branches, National Bank Trust again obtained exceptional results in Private Investment Management. This discretionary asset management service was designed for upscale clients who, in seeking capital preservation, growth and tax effectiveness, entrust their assets to the managers and specialists at Natcan Investment Management and other external firms.

Over the years, Private Investment Management has significantly enhanced its service offering by adding complementary asset classes. In 2004, high yield bonds, preferred shares and hedge funds, traditionally reserved for institutional clients, boosted both the potential return and diversification of investment strategies. Investment vehicles in emerging markets and US-dollar denominated instruments are now being included for even broader diversification.

Private Investment Management has experienced spectacular growth in recent years. In 2005 alone, its assets under management were up 37% to reach $4.6 billion. Growth was attributable to net sales of $1.1 billion, surpassing the $880 million mark reached in 2004. The majority of these sales represent assets that are new investments to the Bank. In addition, the number of clients rose by 3,300 during the year, with more than 350 of them investing $1 million or more.

This success, which fits perfectly with National Bank's wealth management strategy, was driven by a number of factors: the flexibility of the product with its five basic strategies and multiple combinations, the expertise of Natcan Investment Management and external portfolio managers, reduced return volatility through the use of hedge funds and tactical deviation of asset weightings. Also instrumental was the professionalism of Bank advisors, especially the financial planners of the Wealth Management group and the account managers at Private Banking.

Wealth Management – Results

All in all, the segment had $196 billion in assets under management or administration[1] and generated net income of $115 million in 2005, a 15% increase over fiscal 2004 results. Revenues were $807 million, up $64 million, or 9%, from $743 million the previous year. Once again, brokerage activities were the main source of growth, with a revenue increase of $50 million. Operating expenses amounted to $619 million in 2005, compared to $581 million in 2004. This $38 million increase was largely reflected in variable compensation linked to higher brokerage revenues and IT expenses. The efficiency ratio nonetheless improved, going from 78.2% in 2004 to 76.7% in 2005.

(1) Excluding assets present in more than one activity

Results by segment – Wealth Management

Year ended October 31 (taxable equivalent basis)[2] (millions of dollars)	**2005**	2004	Change %
Net interest income	**101**	94	7
Other income	**706**	649	9
Total revenues	**807**	743	9
Operating expenses	**619**	581	7
Income before income taxes	**188**	162	16
Income taxes	**70**	58	21
Non-controlling interest	**3**	4	(25)
Net income	**115**	100	15
Average assets	**882**	834	6
Risk-weighted assets	**628**	554	13
Average deposits	**3,562**	2,355	51
Efficiency ratio	**76.7%**	78.2%	

(2) See "Financial Reporting Method" on page 8.

Wealth Management – Challenges and Strategies

CHALLENGE

Grow share of wallet

National Bank views itself as an advisor who uses the best of his abilities to suggest solutions to clients while refraining from imposing on them specific products or distribution channels. With our emphasis on letting investors choose their products, all our channels must be attractive enough to appeal to more than just the clients at our branches. This is particularly true for National Bank Financial and Altamira, which are our gateway to markets outside Quebec. Both these organizations must spearhead a strategy that is intertwined with, yet independent from, the strategy the Bank has adopted for its banking clientele.

All operating units aim to increase their share of wallet, though the means may vary from one to the other. To succeed with our banking clients, we need a combination of revenue-generating investment vehicles and the ability to sell the right products to the right clients in keeping with their financial situation and personal preferences. We will therefore continue to segregate the functions of product design, management and sales. In fact, we are convinced that managed products, such as Strategic Portfolios and Private Investment Management, are well suited to many of our clients because they offer the best mix of return, security and ease of management. We will continue to promote these investment solutions, primarily by increasing the reach of our sales force in the branches and, more importantly, by matching up investors with the most suitable advisors.

On the full-service brokerage side, the use by clients of programs with asset-based commissions, such as NBF's Emissary and Ambassador financial programs, must be expanded even more quickly. This management approach offers the dual advantage of stabilizing the company's revenues and boosting investors' confidence in their advisor. Lastly, with a view to building on the many successes of the past fiscal year, we will continue to make the most of synergies in order to offer our clients the latest investment products available in the industry. Great effort will be made to maintain and increase our advisors' level of expertise. National Bank Financial will employ the most effective tools to be better able to serve its high net worth clients, which will result in an increase in managed assets and improved productivity.

Altamira's ability to fulfill its growth potential hinges partly on coordinating its efforts with those of the Bank and stepping up its initiatives to attract and retain clients. To tap into the growth environment, Altamira can count on the efficiency of its direct distribution model and its proven ability to forge long-term client relations directly and through distributors. The Bank will strive to harness its value-added advisory expertise and apply it to its existing clients outside Quebec, who, until now, have not been extensively solicited, in order to sell them wealth management products. One way of effectively serving this clientele is to deploy advisors in the branches. Moreover, we will continue to seek high, sustainable fund returns, which is key to the success of direct mutual fund sales.

CHALLENGE

Expand our client base

Specialized networks and products, especially outside our core market of Quebec, are needed to broaden our client base. The strategy for expanding National Bank Financial's geographic scope by recruiting advisors has proven its merit and is being pursued. In fact, recruitment is becoming increasingly easier as the Bank gains more and more recognition on capital markets, which assures new advisors the support of a dynamic company and top-of-the-line products. For its part, Altamira, which benefits from the maximization of synergies within the group, can also count on positive recognition that is borne out time and time again in surveys.

At National Bank Securities, our focus is on the new external distribution structure for the Advisor Series of funds, which places all its mutual funds at the disposal of independent financial advisors. This initiative is entrenched in agreements signed with a number of prestigious firms. National Bank is counting on the high quality of client service at National Bank Securities to make inroads into the independent advisor market.

We will also continue to invest in tools and training that are conducive to client referrals between Personal and Commercial Banking, in compliance with the Bank's Confidentiality Policy and applicable legislation. Existing teamwork, already excellent, will be enhanced, and National Bank employees will be able to be more proactive in offering personalized services that meet the savings needs and goals of our clientele.

Thanks to the quality of the product and service, Private Investment Management has shown considerable potential to draw new clients, particularly those with substantial assets. This is what makes National Bank a genuine competitor of well-known independent fund managers. The success of this private discretionary management service, in tandem with National Bank Financial's established reputation with wealthy clients, guarantees National Bank a place among the top-ranking wealth managers in Quebec and across the country.

CHALLENGE

Boost productivity

Considering that Wealth Management has the highest percentage of costs to revenues, a relative decrease in costs has the greatest leverage effect on net income. In this segment, productivity is raised by lowering costs per transaction and increasing both transaction size and assets per client. The Bank will continue to cut unit costs by investing more in transaction automation, making use of Web technology and consolidating different platforms. Moreover, we will pursue our objective of increasing the average size of all wealth management portfolios, focusing initially on the ones that will affect revenues and fixed costs the most, specifically, full-service brokerage. At the branch level, the cumulative growth in business volumes per financial planner enhances productivity.

Financial Markets

The Financial Markets segment encompasses brokerage and financing services which National Bank and its brokerage subsidiary, National Bank Financial (NBF), offer corporate and institutional clients, as well as the investment and trading operations carried out on the Bank's own behalf. As shown on page 39, the activities of the Financial Markets segment extend well beyond financing activities in debt and capital markets. They include functions critical to the operations of a major bank such as funding, asset/liability management and investment portfolio management.

In all, the Financial Markets segment comprises some 30 profit centres, reflecting the diverse nature of its operations. This diversification has two objectives: to maintain leading-edge expertise across the full range of markets and products and to minimize the capital required by taking advantage of the effects of risk diversification among products and markets. Insofar as the opportunities presented by capital markets vary according to the different points in the economic cycle and the particular features of each instrument, such diversification reduces the volatility of individual revenue streams and ensures greater stability of overall results.

In keeping with this global approach to financial market activities, 2005 saw the Bank more tightly consolidate its Treasury operations and the activities of its full-service brokerage, NBF, under the National Bank Financial Group banner. Combining these operations makes it possible to manage traditional investments, derivatives and alternative management activities in a more integrated manner, while providing cost and, more particularly, revenue synergies.

Revenues – Financial Markets

(millions of dollars)



Quarter
4-quarter average
300
280
260
240
220
200
180
160
140
120
100
Q1 Q2 Q3 Q4
2000
2001
2002
2003
2004
2005

Revenues for the Financial Markets segment were up 1% in 2005, to nearly $1 billion. Despite quarter-to-quarter volatility, annual growth has actually been quite regular and sustained in recent years. Furthermore, the weaker growth in 2005 must be considered in the context of a 1% decline in revenues and considerably lower net income from financial markets at the other five large banks.

There are four main reasons for the success of the Bank's financial market activities. All four demonstrate that, for this segment and the Bank as a whole, shareholders' interests are well served by a client offering that sets us apart from the competition.

First, we view these activities as part of the core competencies of any major financial institution, and we have shown over the years that they have real potential for creating shareholder value. This clear commitment is a guarantee of continuity for both our employees and our clients.

Second, the National Bank Financial Group occupies a special niche in the Canadian financial services industry. Because it is equally present in Montreal and Toronto and has significant business in the west (especially in Calgary), the geographic distribution of its operations closely reflects the centres of economic activity in Canada. In addition to this cultural and geographic diversity, we have taken great care to nurture the entrepreneurial spirit so vital to this industry, while providing the type of rigorous risk management, financial, material and human resources and range of contacts that only a large financial institution can offer.

Third, the National Bank Financial Group's unique positioning attracts highly qualified resources. There can be no other explanation for our proven ability to expand our operations much faster and far more consistently than many of our competitors. Nothing better illustrates this ability than the results of the Brendan Wood International survey, on which NBF scored first for the quality of its investment ideas and second for the quality of its research, with 14 analysts ranking among the top four in their respective industries. This high score is no doubt due in part to our strategy of concentrating resources in order to maximize the added value that research generates for our clients and the development of our activities.

Fourth, the National Bank Financial Group benefits from considerable distribution capacity, which greatly enhances the value of its debt and equity underwriting services. For individual investors, it can rely on an extensive network of full-service brokers in Canada and access to an additional 420,000 individual clients of brokers who deal with NBCN. Institutional investors are served by the fixed-income and equities trading desks.

The breakdown of revenues in 2005 is marked, in particular, by a significant 31% increase in trading revenues and an almost identical decrease in revenues from banking services. The $80 million in trading revenue gains stemmed primarily from strong $54 million growth in revenues on equities, in particular equity derivatives. These gains are mainly attributable to trades carried out for third parties as opposed to those carried out on behalf of the Bank. The massive growth in structured products, especially those sold to individual investors such as index-linked deposit certificates, requires the intensive use of derivatives in order to pay depositors while protecting their principal. The Bank structures such products not only for its own clientele, but also for other financial product distributors. Moreover, there is significant demand for risk management from institutions and individuals with sizable equity positions, especially when the Canadian stock market is buoyant.

Revenue breakdown – Financial Markets

Year ended October 31 *(taxable equivalent basis)(1)* *(millions of dollars)*	2005	2004	Change %
Interest rate	**71**	43	65
Equities	**244**	190	28
Commodity, precious metal and currency contracts	**28**	30	(7)
Trading revenues	**343**	263	31
Banking services	**137**	190	(28)
Financial market fees	**302**	284	7
Asset/liability management	**47**	47	–
Gains on securities	**56**	100	(45)
Other	**104**	100	4
Total	**989**	984	1

(1) See "Financial Reporting Method" on page 8.

The decrease in banking service revenues is the rebound effect of the Bank's exceptional performance in 2004. During that year, the Bank was involved in financing several merger and acquisition projects carried out by long-time clients and, as a result, became a top player in the Canadian mergers and acquisitions market. The Bank also received substantial underwriting commissions for these transactions, a situation that was not repeated in 2005. Nevertheless, financial market fees grew by 7%. For the past few years, NBF has been one of the most active issuers in the fast-growing income trust market.

Market share


Canadian equities
7.5%
Corporate bonds
6.6%
Municipal bonds
28.2%
Provincial bonds
13.7%
Canada bonds
8.2%
0
10
20
30

The Bank also holds a premier position in the fixed-income securities market: it ranks first for municipal bonds, third for provincial bonds and seventh for corporate and federal government bonds. Although the Bank's share of the total market is 7.5% for these products, its share of the market of the six largest banks is 11.2%, or double its weight in terms of total revenues within its peer group.

These successes illustrate how National Bank, through NBF, has become one of the top-tier securities brokerage firms in Canada, and the uncontested leader in Quebec. It has carved out very solid niches in the Canadian market and, for more than a decade, has been a major player in the provincial and municipal government bond markets.

The Financial Markets segment also plays an important role as a manufacturer of wealth management products, which are designed primarily for individual clients of the Bank, but which are also made available to outside investors, often through independent financial advisors. National Bank Financial Group has become a Canadian structured products leader on the strength of its extensive experience and the diversity and ingenuity of its structures.

This same pioneering approach is reflected in our alternative management activities. Our fund is one of the oldest and largest in Canada. One of its key features is that it is widely and increasingly accessible to individual clients, either in the form of notes or capital-guaranteed structured products or directly as part of Private Investment Management portfolios. Of the US $1,676 million under management, 71% is "held" by individuals and 22% by institutions, and the balance is in the Bank's own portfolio.

Alternative management

As at October 31
(millions of US dollars)



National Bank
Institutions
Individuals
1,750
1,500
1,250
1,000
750
500
250
0
482
588
837
1,250
1,676
2001
2002
2003
2004
2005

In its alternative management activities, the Bank has taken all necessary measures to avoid the pitfalls encountered by some hedge funds managed by external managers. Safeguards put in place to monitor, manage or limit risks associated with markets or operations include the use of separate accounts, transaction recording by the Bank, daily calculation of the risk position, real-time tracking of positions, and reversal of positions or transactions if mandates or limits are exceeded.

client **satisfaction**

Quality of investment ideas

Brendan Wood International ranked National Bank Financial's research team first for the quality of its investment ideas and second for the quality of its analysis. This ranking also placed 14 National Bank Financial analysts among the top four in their respective industries.

employee **engagement**

$700,000 for tsunami victims

Moved by the plight of the victims of the tsunami that ravaged Southeast Asia in December 2004, National Bank Financial Group employees organized a Commissions Day and donated more than $700,000 in commissions to help rebuild the devastated region.

market **recognition**

Value created for shareholders

Financial Markets



Return on economic capital
(as a %)
23
22
21
20
19
18
04
05
Shareholder value added
(millions of dollars)
150
100
50
0
04
05

social **commitment**

$2,000,000 donation to Centraide/United Way

Each year, the Bank, its subsidiaries, employees and retired employees contribute to Centraide/United Way fundraising campaigns across Canada. Thanks to the tireless efforts of our campaign organizers in 2005, Bank employees, executives and retired employees contributed almost $1.2 million, which the Bank topped up with a corporate donation of more than $800,000, for a total of close to $2 million.

Financial Markets – Results

Net income for the Financial Markets segment totaled $250 million in fiscal 2005, up 2% from the previous year. In another highly positive development, the provision for credit losses declined $43 million to $8 million. As losses on loans to large corporations are often the most volatile, this segment naturally benefited the most from the Bank's superior credit quality and highly favourable economic conditions in 2005. Operating expenses for the segment grew 10% in 2005, faster than revenues, resulting in a deterioration of the efficiency ratio from 55.2% to 60.2%. This change was mainly driven by the streamlining of certain activities, technological costs, and a shift in revenue sources towards activities with a higher variable compensation rate. In conclusion, 2005 was another excellent year for the Financial Markets segment, illustrating National Bank's ability to manage a wide range of complex activities in a highly dynamic fashion.

Segment results – Financial Markets

Year ended October 31 *(taxable equivalent basis)*[1] *(millions of dollars)*	**2005**	2004	Change %
Net interest income	**318**	256	24
Other income	**671**	728	(8)
Total revenues	**989**	984	1
Operating expenses	**595**	543	10
Contribution	**394**	441	(11)
Provision for credit losses	**8**	51	(84)
Income before income taxes	**386**	390	(1)
Income taxes	**135**	145	(7)
Non-controlling interest	**1**	–	–
Net income	**250**	245	2
Average assets	**51,809**	42,367	22
Risk-weighted assets	**18,771**	14,600	29
Average deposits	**24,099**	18,254	32
Net impaired loans	**29**	51	(43)
Efficiency ratio	**60.2%**	55.2%	

(1) See "Financial Reporting Method" on page 8.

Financial Markets – Challenges and Strategies

CHALLENGE

Contend with the economic and geopolitical uncertainty reflected in lacklustre financial markets.

Soaring energy prices and rising interest rates have generated new uncertainty in the financial markets, particularly in new financing. It is therefore all the more important to develop new activities, especially in financial derivatives and commodities. The increased cross-fertilization between financial markets and individual and SME clients through instruments such as structured products and alternative management enables us to expand our revenue base by capitalizing on all our various areas of expertise. The tighter grouping of Treasury and NBF brokerage operations will yield increased revenue and cost synergies. Given the strong demand for absolute return products, i.e., products whose primary risk elements are covered so that they are not likely to generate negative returns, the Bank intends to remain a leader in their development and marketing.

CHALLENGE

Strengthen NBF's positioning as a top-tier securities broker in Canada.

The recent years' successes demonstrate the major strides that have been made toward meeting this objective. To stay this course, NBF will continue to excel in service quality and innovation and in recruiting top talent by offering an environment that rewards entrepreneurial initiative. Efforts in this direction, enabled by an unconditional commitment to a strong presence in the capital markets, are also intended to grow NBF's areas of expertise and the territorial scope of its Canadian operations by building on its significant advances in the west of the country. In addition, NBF will continue to leverage its ability to distribute financial products to individuals and institutions.

CHALLENGE

Continue to achieve relatively stable income growth.

In recent years, the Financial Markets segment has consistently posted fairly stable results given the volatility inherent to these markets, and major negative surprises have been avoided. These conditions are essential in order for Financial Markets operations to be justly recognized as core competencies that the Bank can rely on year after year. These results were achieved through a voluntary diversification of activities and effective risk control. This cautious diversification approach will be maintained with the goal of not only fuelling growth in an uncertain market but also tempering its volatility.

Financial Markets Segment Activities

Institutional and corporate financing

Corporate and investment banking

Mandate

Offer private and public corporations a comprehensive range of banking services, merger and acquisition advisory services and debt and equity financing.

Positioning

- Ranked among the top players in Canada
- Main business bank of corporations and governments in Quebec
- High participation rate in syndicates for new share issues in 2005

Fixed-income securities

Mandate

Manage and distribute new issues and actively participate in Canada's secondary bond and money markets through offices in Montreal, Toronto, Vancouver, New York and London.

Positioning

- One of the key players in Canada
- Ranked first for municipal bonds according to the Bank of Canada
- Ranked third for provincial bonds

Institutional equities

Mandate

Distribute new issues and actively participate in the secondary equities market for institutional investors.

Positioning

- Recognized for the quality of its sales and trading teams

Market maker

Mandate

Participate directly and actively in the secondary equities and derivatives market on Canadian exchanges.

Positioning

- Largest market maker in Canada (specialty)
- Largest trader on the Montréal Exchange derivatives market

Research

Mandate

Track changes in markets, industries and businesses with a view to formulating investment strategies, supporting income producers and informing investors.

Positioning

- Ranked among the best teams in Canada for the quality of its research and investment ideas in the Brendan Wood International survey:
  - First for the quality of its investment ideas
  - Second for the quality of its research
  - 14 analysts ranked among the top four in their respective industries

Treasury activities

Currency operations

Mandate

Trade on the currency markets on behalf of clients and the Bank.

Positioning

- Strong focus on Quebec corporate clients
- One of the dominant players on the currency options market

Financing for the Bank

Mandate

Ensure the Bank's liquidity position and obtain diversified, fluid, low-cost financing for the Bank's operations in capital markets and with other banks.

Positioning

- Offices in London and New York
- Business dealings with 50 to 100 of the largest international banks on a daily basis

Asset/liability matching

Mandate

Manage the interest rate and liquidity risks inherent to personal and commercial banking operations.

Positioning

- Among the best practices in Canada

Portfolio management

Mandate

Manage the Bank's investments in equity and fixed-income portfolios as well as alternative management, high yield bond, private equity, venture capital and other specialized portfolios.

Positioning

- One of Canada's pioneers in alternative management on its own behalf and for Bank clients
- Highly profitable venture capital operation
- Use of outside managers in order to diversify management styles and stabilize returns

Equity derivatives

Mandate

Participate in the equity and index derivative and structured products market.

Positioning

- One of the most complete and diversified teams in Canada
- Especially strong in structured products

Other activities

Mandate

Play a significant role in financial markets by carrying out a wide range of specialized activities.

Positioning

- Credit and commodity (energy and forest products) derivatives, fund manager financing, etc.
- Clearly defined, tightly controlled and solidly diversified risk taking

Other

The "Other" heading presents data on securitization operations, certain non-recurring items such as investment revaluations and the unallocated portion of centralized services. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management fees were recorded as other income.

Segment results – Other

Year ended October 31 *(taxable equivalent basis)*[1] *(millions of dollars)*	**2005**	2004
Net interest income	**(194)**	(177)
Other income	**200**	138
Total revenues	**6**	(39)
Operating expenses	**31**	46
Contribution	**(25)**	(85)
Provision for credit losses	**(92)**	(102)
Income before income taxes	**67**	17
Income taxes	**9**	5
Non-controlling interest	**21**	24
Net income (loss)	**37**	(12)
Average assets	**(5,745)**	(5,040)

(1) See "Financial Reporting Method" on page 8.

For fiscal 2005, net income for the "Other" heading was $37 million as against a net loss of $12 million in 2004. The variance is mainly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in South American financial institutions. In addition, the Bank reversed $42 million from the general allowance for credit risk in 2005, compared to $55 million in 2004, which reduced net income in the "Other" heading by $9 million, net of income taxes. Securitization operations account for the remainder of the variance.

Financial Analysis Analysis of Consolidated Income

Total Revenues

Total revenues for fiscal 2005 on a taxable equivalent basis[1] amounted to $3,853 million, up $200 million or 5%. As in fiscal 2004, other income accounted for approximately 60% of total revenues.

Year ended October 31 *(taxable equivalent basis)*[1] *(millions of dollars)*	**2005**	2004	Change %
Net interest income			
Personal and Commercial	**1,302**	1,251	4
Wealth Management	**101**	94	7
Financial Markets	**318**	256	24
Other	**(194)**	(177)	(10)
	1,527	1,424	7
Other income	**2,326**	2,229	4
Total revenues	**3,853**	3,653	5
Other income as a % of total revenues	**60%**	61%	
Average assets	**90,902**	78,672	
Spread	**1.68%**	1.81%	

(1) See "Financial Reporting Method" on page 8.

Net interest income

For fiscal 2005, net interest income on a taxable equivalent basis[1] totaled $1,527 million, an increase of $103 million or 7% over 2004. The Personal and Commercial segment recorded net interest income of $1,302 million, a 4% increase. Three quarters of this growth came from the Personal subsegment, primarily driven by the $3 billion or almost 12% increase in average loans, mainly consumer loans, but also

mortgage loans and credit card advances. This growth in loan volume, which was due to increased consumer spending, was offset by a narrowing of the Personal subsegment spread, which was 2.89% in 2005 compared to 3.09% in 2004. The narrowing of the spread was mainly the result of low interest rates, which had the greatest impact on transaction deposits. The remainder of the increase in net interest income for the segment came from the approximately $400 million growth in average commercial loans in 2005. The commercial loan spread, however, remained stable. After a period of uncertainty that compressed credit demand, businesses began once again to take out bank loans towards the end of the second quarter of 2005. For the Financial Markets segment, net interest income was up $62 million, or 24%. This increase was related to trading activities and must be included with the trading revenues presented as other income.

Other income

Other income for fiscal 2005 on a taxable equivalent basis[1] was $2,326 million, up 4% over the previous year. There was strong growth in trust service and mutual fund revenues and a significant rise in financial market fees, but these were offset by a decline in gains on investment account securities.

Financial market fees climbed $49 million or 8% to $682 million, representing close to 30% of other income in 2005, roughly the same proportion as in 2004. More active trading by individual investors accounted for almost 60% of this growth. The balance was generated by transactions with institutional clients in the Financial Markets segment, despite a decrease in fees from corporate financing arrangements compared to 2004, when the Bank was involved in a number of major transactions.

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2005	2004	Change %
Financial market fees	**682**	633	8
Trading revenues	**251**	234	7
Gains on investment account securities	**92**	102	(10)
Insurance revenues	**102**	90	13
Lending and deposit fees	**470**	482	(2)
Securitization revenues	**195**	180	8
Trust services and mutual funds	**285**	244	17
Foreign exchange revenues	**76**	72	6
Other	**173**	192	(10)
Other income	**2,326**	2,229	4
Trading revenues			
Net interest income	**107**	37	
Other income	**251**	234	
	358	271	32

(1) See "Financial Reporting Method" on page 8.

Taking into account the portion recorded as net interest income, trading revenues amounted to $358 million, up $87 million over fiscal 2004. The increase is chiefly due to stock trading. However, the Bank realized fewer gains on investment account securities than in 2004. These gains represented $92 million in 2005, compared to $102 million in 2004.

Lending fees, card service revenues and deposit service charges declined from $482 million in 2004 to $470 million in 2005. At $63 million, card service revenues were up $14 million or 29%, fuelled by increased consumer spending. Lending fees, however, were down $23 million because in 2004 this item included $25 million attributable to the change in accounting treatment of mortgage loan prepayment indemnities.

Insurance product marketing efforts bore fruit in 2005, with insurance revenues rising 13% to $102 million for the year.

Securitization revenues were up $15 million, or 8%, to $195 million because of the additional securitization of credit card advances during the year.

The continued popularity of Private Investment Management and higher mutual fund volumes and market values were factors in the $41 million, or 17%, growth in trust service and mutual fund revenues, which amounted to $285 million in 2005.

Operating Expenses

Operating expenses for fiscal 2005 were $2,499 million, as against $2,388 million in 2004, an increase of $111 million or 5%. However, the efficiency ratio improved from 65.4% in 2004 to 64.9% for the year ended October 31, 2005.

Year ended October 31
(millions of dollars)

	2005	2004	Change %
Salaries and staff benefits	**1,451**	1,359	7
Occupancy costs, computers and equipment	**540**	534	1
Professional fees	**136**	118	15
Other expenses	**372**	377	(1)
Operating expenses	**2,499**	2,388	5
Efficiency ratio	**64.9%**	65.4%	

Compensation expense totaled $1,451 million for fiscal 2005, up 7% over the previous year, and accounted for 58% of total operating expenses, a level similar to 2004. The higher cost of staff benefits represented 17% of compensation growth versus 2004. Higher variable compensation at National Bank Financial, which was due to revenue growth in 2005, accounted for another 23%. The remainder of the increase in compensation expense, apart from regular salary increases, was due to incentive compensation given the Bank's excellent results in 2005, especially compared to the banking sector in general.

Occupancy costs, computers and equipment were $540 million for the year, a 1% increase versus the previous year. The $22 million, or 7%, rise in IT costs was largely offset by a $16 million reduction in occupancy costs, primarily due to the recording of an expense for vacant premises in 2004.

Professional fees were $136 million in 2005 compared to $118 million in 2004. This increase, like the one in IT costs, was generated by initiatives aimed at improving technology platforms, optimizing support operations and meeting regulatory requirements.

Other expenses, at $372 million, including communications, advertising, taxes and deposit insurance premiums, were down slightly from the $377 million recorded in 2004.

Provision for Credit Losses

During the year, the Bank reduced its provision for credit losses by more than 60%, to only $33 million, compared to $86 million in 2004. Given the consistent high quality of the Bank's loan portfolio, the general allowance for credit risk was reduced by $42 million in 2005, after a $55 million reduction in 2004. As at October 31, 2005, the general allowance stood at $308 million, which is more than one and a half times the historical average of annual credit losses incurred by the Bank.

Year ended October 31
(millions of dollars)

	2005	2004	Change %
Individuals	**46**	31	48
Commercial and real estate	**21**	58	(64)
Corporate	**8**	52	(85)
Specific provisions for credit losses	**75**	141	(47)
General allowance for credit risk	**(42)**	(55)	24
Provision for credit losses	**33**	86	(62)
Specific allowances as a % of average loans and acceptances	**0.16%**	0.34%	

The specific provisions for credit losses were reduced by 47% to $75 million for fiscal 2005, versus $141 million for the 2004 fiscal year. Only losses on loans to individuals were up. In 2005, the Bank took $46 million of provisions related to loans to individuals, compared to $31 million the previous year, for a 48% increase. This increase can be explained by the abnormally low level of losses for this segment in 2004 and by the significant growth in loan volumes with individuals in recent years, which naturally translated into higher losses. Commercial and real estate credit losses were only $21 million for the year, a drop of 64% from 2004. For several years, businesses had been cautious about borrowing because of the appreciation of the Canadian dollar and economic and political uncertainty, which had an impact on the level of credit losses for this segment. Finally, corporate credit losses shrank from $52 million in 2004 to only $8 million in 2005. The substantial decline in the corporate loan portfolio in recent years and the ability of corporations to directly access capital markets have reduced credit risk in this segment. Overall, the specific provisions for credit losses in 2005 represented only 0.16% of average loans and acceptances in 2005, as against 0.34% in 2004.

Income Taxes

Note 15 to the consolidated financial statements on page 104 details the Bank's income taxes. For fiscal 2005, income taxes were $291 million, for an effective tax rate of 25%, compared to income taxes of $318 million, for an effective tax rate of 30%, for fiscal 2004. Apart from tax reductions in certain jurisdictions and changes in revenue sources, the effective tax rate was also lower in 2005 because of tax-advantaged transactions on financial markets.

Analysis of Fourth-Quarter Consolidated Income

For the fourth quarter ended October 31, 2005, the Bank reported net income of $207 million, compared to $192 million for the corresponding quarter of 2004, for an increase of 8%. Earnings per share stood at $1.22, up 10% from $1.11 per share for the fourth quarter of 2004. Return on common shareholders' equity was 19.4% for the fourth quarter of 2005, compared to 19.7% for the corresponding period of 2004.

Total revenues on a taxable equivalent basis[1] were $966 million for the quarter, up 4% from $931 million for the year-earlier period. Of this $35 million increase, $20 million was attributable to the Personal and Commercial segment, primarily due to the $3.9 billion, or 9.6%, growth in loans and acceptances. Revenues for the quarter at Wealth Management rose 14.4%, or $26 million, from the fourth quarter of 2004. Lastly, a decline in the gains on securities explained most of the $10 million decrease in revenues at Financial Markets compared to the fourth quarter of 2004.

Operating expenses for the fourth quarter of 2005 were $646 million, up $23 million or 3.7%, compared to $623 million for the corresponding quarter of 2004. The increase was primarily attributable to compensation, due to staff benefits and incentive compensation as a result of the Bank's excellent results compared to the banking industry as a whole.

For the fourth quarter of 2005, the Bank recorded specific provisions for credit losses of $25 million, which were offset by the $25 million reversal of the general allowance for credit risk. For the corresponding quarter of 2004, an $8 million recovery of credit losses had been recorded due to the $35 million reversal of the general allowance.

(1) See "Financial Reporting Method" on page 8.

Analysis of Consolidated Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

Year ended October 31
(millions of dollars)

	2005	2004
Cash flows from:		
Operating activities	**(5,604)**	282
Financing activities	**17,818**	2,587
Investing activities	**(11,271)**	(4,262)
Increase (decrease) in cash and cash equivalents	**943**	(1,393)
Cash and cash equivalents at beginning	**5,333**	6,726
Cash and cash equivalents at end	**6,276**	5,333

Cash and cash equivalents were up $0.9 billion for the 2005 fiscal year, after having decreased $1.4 billion in the preceding year. As at October 31, 2005, cash and cash equivalents totaled $6.3 billion versus $5.3 billion at the end of the previous fiscal year.

The increase in trading account securities explains most of the $5.6 billion required for operating activities in fiscal 2005. In the previous fiscal year, operating activities generated $282 million.

Cash flows from financing activities represented cash inflows of $17.8 billion in 2005, whereas in 2004 they were up $2.6 billion. The increase in 2005 was essentially due to higher deposits ($8.5 billion), securities sold short ($5.3 billion) and securities sold under reverse repurchase agreements ($4.7 billion). In 2004, funds were generated mainly from the increase in deposits and securities sold short.

Lastly, investing activities required $11.3 billion in cash flows in 2005, primarily due to the increase in loans and deposits with other financial institutions given as collateral. For 2004, investing activities required $4.3 billion, chiefly to finance new loans.

Analysis of Consolidated Balance Sheet

The Bank's total assets stood at $107.6 billion as at October 31, 2005, compared to $88.5 billion as at year-end 2004, for an increase of 22%.

As at October 31 *(billions of dollars)*	2005	2004	Change %
Assets			
Cash and deposits with financial institutions	**10.3**	5.8	78
Securities	**40.1**	32.5	23
Loans	**47.1**	41.5	13
Acceptances	**3.2**	3.1	3
Other assets	**6.9**	5.6	19
	107.6	88.5	22
Liabilities and shareholders' equity			
Deposits	**62.0**	53.4	16
Acceptances	**3.2**	3.1	3
Other liabilities	**36.2**	26.0	39
Subordinated debentures	**1.1**	1.4	(21)
Non-controlling interest	**0.5**	0.4	25
Shareholders' equity	**4.6**	4.2	10
	107.6	88.5	22

Cash and Deposits with Financial Institutions

Deposits with financial institutions totaled $10.1 billion as at October 31, 2005, compared to $5.3 billion a year earlier, up 91%. This significant increase stems from the requirement, for certain transactions, to deposit cash as collateral for payment at maturity. A description of the Bank's liquidity management practices is presented on page 63 of the Annual Report.

Securities

Securities amounted to $40.1 billion as at October 31, 2005, or 37% of total assets, for a year-over-year increase of $7.6 billion, or 23%. Investment account securities, i.e., those generally held long term, totaled $6.9 billion as at October 31, 2005, down $577 million, or nearly 1%, since the previous fiscal year-end. Trading account securities advanced by $5.6 billion, or 27%, over the previous year. In 2005, there were numerous opportunities for the Bank to diversify its trading activities in order to capitalize on the potential of specialized niches. The Bank's market risk management policies are described on page 61 of the Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $7 billion as at October 31, 2005, up $2.5 billion.

Loans and Acceptances

Accounting for almost half of total assets, loans and acceptances were up $5.7 billion, or 13%, to $50.3 billion as at October 31, 2005.

The residential real estate market turned in another good performance in 2005, especially in the primary market served by the Bank, which led to an increase of over $1 billion, or 6%, in mortgage loans. As at October 31, 2005, mortgage loans, including securitized loans, amounted to $20 billion, versus $18.9 billion a year earlier.

Personal loans and credit card receivables totaled $9.8 billion at the end of fiscal 2005, compared to $7.8 billion at year-end 2004, an increase of 26%. Credit card receivables, at $1.8 billion before securitization, were up 6% over October 31, 2004, and consumer loans, at $9.4 billion before securitization, were ahead 24% from the previous year. This strong growth was partially due to the volumes generated by the various partnership agreements recently entered into by the Bank, as well as to guaranteed lines of credit. As at October 31, 2005 and 2004, the Bank had securitized $1.4 billion of personal loans and credit card receivables.

Totaling $24.8 billion as at October 31, 2005, loans and acceptances for businesses and government were comprised of $15.1 billion of loans to small and medium-sized businesses and $3.2 billion of corporate financing. The balance comes from advances and amounts in settlement at National Bank Financial. During the first half of fiscal 2005, small and medium-sized businesses began taking out bank loans again. As at October 31, 2005, commercial loans outstanding were up by almost $800 million, or 5.5%, from the beginning of the year. Corporate loans and acceptances increased by 10% over October 31, 2004 to approximately $3.2 billion. Table 11 on page 73 presents, among other things, commercial loans by industry type. The proportion of residential mortgage loans went from 36.4% in 2004 to 33.3% in 2005, while loans to individuals accounted for 20.2% of total loans, compared to 18.4% in 2004. These changes are largely the result of the popularity of mortgage lines of credit over traditional home mortgage loans. As for commercial loans, the manufacturing sector's share of the portfolio fell from 5.9% of loans outstanding in 2004 to 4.7% in 2005. The services sector, on the other hand, represented 13.3% of loans as at October 31, 2005, compared to 11.4% in 2004.

Net impaired loans

Net of specific and general allowances, impaired loans were negative $191 million as at October 31, 2005 compared to a negative balance of $190 million as at October 31, 2004. The drop in impaired loans was cancelled out by the reduction in the general allowance for credit risk, which was attributable to the consistent high quality of the loan portfolio.

As at October 31 *(millions of dollars)*	2005	2004	Change %
Individuals	**25**	16	56
Commercial and real estate	**63**	93	(32)
Corporate	**29**	51	(43)
Net impaired loans	**117**	160	(27)
General allowance	**(308)**	(350)	12
Impaired loans, net of specific and general allowances	**(191)**	(190)	

Gross impaired loans totaled $260 million as at October 31, 2005, versus $388 million as at October 31, 2004, a decrease of $128 million or 33%. These loans represented 7% of adjusted tangible capital and allowances, compared to 11% a year earlier. Net of specific allowances, impaired loans were down 27% year over year to $117 million.

Net impaired corporate loans experienced the steepest drop, falling by 43% to $29 million as at October 31, 2005. While corporate loans outstanding increased during fiscal 2005, the total amount was well below past commitments. Net impaired commercial and real estate loans were down $30 million, which is one third less than at the end of the previous year. The decline in impaired loans throughout the year is indicative of both the good financial health of businesses in 2005 and active credit management by the Bank.

Impaired loans to individuals were up $9 million in 2005 to total $25 million as at October 31. Although the increase seems significant, the balance is still modest considering the proportion of loans to individuals on the Bank's balance sheet and the growth in these loans in recent years.

A detailed description of the Bank's risk management practices is presented on page 57 of the Annual Report.

Other Assets

As at October 31, 2005, other assets amounted to $6.9 billion, compared to $5.6 billion as at the corresponding date in 2004. This heading includes the fair value of trading derivatives, premises and equipment, goodwill, intangible assets, and brokers' client accounts. The variation in this last item accounts for most of the increase in other assets.

Deposits

Deposits, which totaled $62.0 billion as at October 31, 2005, were up 16% over the previous year. Personal deposits, at $26.4 billion, as presented in Table 7 on page 71 of the Annual Report, represented 43% of total deposits, for an increase of $2.4 billion or 4%. The increase is mainly due to the high-yield deposit account offered by Altamira following the improvements made to this product. A breakdown of personal savings is presented on page 47 of the Annual Report.

Commercial deposits rose 16% from October 31, 2004 to total $16.8 billion. In 2005, the Bank deployed additional resources to better serve its non-borrowing commercial clients. Purchased funds, which sustain the growth in credit activity, increased $3.8 billion to total $8.8 billion as at October 31, 2005.

Other Liabilities

Comprised mainly of obligations related to securities sold short and securities sold under repurchase agreements, other liabilities climbed $10.2 billion from October 31, 2004 to $36.2 billion as at October 31, 2005. Changes in this heading are attributable to trading activities.

Subordinated Debentures and Non-Controlling Interest

Subordinated debentures were down $306 million from October 31, 2004 to $1.1 billion at the end of fiscal 2004. The principal reason for this change was the conversion of a US $250 million debenture into senior debt at the end of October 2005.

Non-controlling interest is composed primarily of US $300 million (CDN $355 million) of preferred shares issued by a wholly owned subsidiary of the Bank. The balance stems from the consolidation of certain mutual funds in accordance with the accounting standards applicable to variable interest entities.

Shareholders' Equity

As at October 31, 2005, shareholders' equity totaled $4.6 billion, versus $4.2 billion as at October 31, 2004. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 80 of the Annual Report, details the components of shareholders' equity.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares, Series 16, in order to take advantage of the prevailing market conditions, which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid, after August 15, 2005, on the 7,000,000 Non-Cumulative First Preferred Shares, Series 13. On August 15, 2005, the Bank redeemed the Non-Cumulative Fixed Rate First Preferred Shares, Series 13 for a total amount of $175 million.

During fiscal 2005, the Bank repurchased 4.2 million of its common shares for an amount of $224 million under a normal course issuer bid to repurchase up to 8.4 million shares, which commenced on January 13, 2005.

As at October 31, 2005, the Bank had 165.3 million common shares outstanding, compared to 167.4 million a year earlier. In addition, two series of preferred shares were trading: 8 million Series 15 shares with a par value of $200 million and 8 million Series 16 shares with a par value of $200 million.

Regulatory capital

The Tier 1 and total regulatory capital ratios calculated according to the standards of the Bank for International Settlements and the Superintendent of Financial Institutions Canada were 9.6% and 12.8%, respectively, as at October 31, 2005 and taking into consideration the issuance of $500 million of subordinated debentures on November 2, 2005. These ratios were, respectively, 9.6% and 13.0% as at October 31, 2004. Risk-weighted assets increased by $5.4 billion during the year. Approximately 80% of the increase was attributable to growth in balance sheet assets and credit commitments due to a resurgence in demand for credit. The remainder can be traced to market risk components. Furthermore, Tier 1 capital amounted to $4.4 billion, an increase of approximately $500 million, mainly because of available net income for the year, net of dividends on common and preferred shares. Total capital, at $6.4 billion, includes the issuance of a $500 million subordinated debenture on November 2, 2005.

Capital management standards and procedures are explained in more detail on page 56 of the Annual Report.

Related party transactions

The Bank grants loans to its directors and officers under various conditions. The balance of loans granted were as follows:

As at August 31
(millions of dollars)

	2005	2004
Mortgage loans	**2**	3
Other loans	**61**	71

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows: loans to directors are granted under market conditions for similar risks; residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bear interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

Contractual obligations

As at October 31, 2005
(millions of dollars)

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term financing	644	1,308	1,523	–	3,475
Subordinated debentures	–	–	–	1,102	1,102
Obligations under operating leases	109	192	160	410	871
Purchase obligations	189	356	326	230	1,101
Total	942	1,856	2,009	1,742	6,549

Analysis of Off-Balance Sheet Items and Arrangements

In addition to the assets and liabilities that appear on the balance sheet, the Bank manages assets for its clients that are not recorded on the balance sheet. These off-balance sheet items include derivatives and other instruments used to manage risk and make efficient use of capital.

Assets Under Administration and Assets Under Management

Table 10 on page 72 of the Annual Report shows assets under administration and management. As at October 31, 2005, total assets under administration and management amounted to $221 billion, for a one-year increase of $40 billion or 22%.

Client assets administered or managed by National Bank Trust posted the largest gains, accounting for $26 billion of the $40 billion growth. Assets administered or managed by National Bank Financial rose $9 billion, or 11%, while assets managed by Natcan Investment Management were up $3 billion, or 10%. Improved performance by stock markets and sales efforts, notably in Private Investment Management, helped fuel the increase in assets under administration or management.

At the end of fiscal 2005, personal savings administered by the Bank were up $8 billion to $89.6 billion. The assets of National Bank Financial clients accounted for almost half of these savings, and bank deposits for 30%.

As at October 31 *(billions of dollars)*	**2005**	2004	Change %
Deposits	**26.4**	24.0	1
Full-service brokerage	**42.1**	38.9	8
Mutual funds	**9.6**	8.7	10
Direct brokerage	**7.4**	6.7	10
Other	**4.1**	2.9	41
Total personal savings	**89.6**	81.2	10

In monetary terms, the strongest gains were in savings administered by National Bank Financial, which were ahead $3 billion, or 8%, accounting for close to 40% of the total growth in personal savings. Successful mutual fund sales efforts resulted in 10% growth for a total of $10 billion in assets under administration. The $1.1 billion increase in savings at Private Investment Management explains most of the 41% rise in the "Other" heading.

Special Purpose Entities

The Bank uses special purpose entities principally to securitize financial assets in order to obtain funding, reduce credit risk and manage capital. From time to time, the Bank acts as an intermediary for clients who want to use special purpose entities to securitize their financial assets.

National Bank's securitization programs

Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement, so that the bonds or commercial paper benefit from higher credit ratings. This enhancement takes the form of first loss protection at the expense of the party selling the receivables, and second loss protection assumed by a third party. First loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest exchange agreements and liquidity guarantee arrangements in order to guarantee interest payments and payment of principal to investors. It should be noted that in Canada, liquidity guarantees, which are always an integral part of commercial paper programs, do not offer protection against credit risk for the underlying receivables; these liquidity guarantees can be invoked only if, following a disruption of financial markets, the trust that issued the commercial paper cannot meet principal maturities through new commercial paper issues. The seller of the receivables is frequently also the servicer.

Securitization of National Bank financial assets

National Bank has set up various securitization programs for its own assets, three of which were in effect throughout fiscal 2005: Canadian Credit Card Trust, VISION Trust and DPL Trust. These trusts are qualifying special purpose entities under Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) of the Canadian Institute of Chartered Accountants (CICA) and are thus expressly exempt from consolidation under CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), which has applied to the Bank since November 1, 2004. The Bank also participates in two CMHC securitization programs: NHA Mortgage-Backed Securities and Canada Mortgage Bonds. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs for its own assets, the Bank acts as the servicer of the receivables sold and, if necessary, also provides first loss protection. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Depending on the program, the Bank may also be asked to act as counterparty in interest exchange agreements and liquidity guarantee arrangements.

A detailed description of the asset securitization programs of National Bank is given below.

Securitization of credit card receivables
As at October 31, 2005, National Bank had sold to Canadian Credit Card Trust (CCCT) a credit card receivables portfolio representing $1.5 billion of receivables outstanding, of which $1.2 billion was financed by the issue of certificates sold to third parties and $0.3 billion through the participation of the Bank.

In March 2005, Series 1998-1 totaling $500 million was repaid and, in April, the Bank issued two new series: Series 2005-1, with a five-year term for $450 million, and Series 2005-2, with a seven-year term for $350 million.

The Bank provides first loss protection, which is composed of two elements: the excess interest and, if applicable, an escrow account deposit, which is currently 0.5% of the amount of Series 2002-1, i.e., $2 million. For Series 2002-1, second loss protection takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates, or $20 million. Furthermore, second loss protection for Series 2005-1 and Series 2005-2 is provided by certificates subordinated to the senior notes, representing 5.5% of the amount of the senior notes. This securitization program does not feature interest exchange agreements or liquidity guarantee arrangements.

Securitization of uninsured mortgage loans on residential properties with five or more units
The Bank has securitized a portfolio of uninsured mortgage loans on residential properties with five or more units. This commercial paper program, VISION Trust, represented outstandings of $186 million as at October 31, 2005. First loss protection, provided by the Bank, consists of the excess interest (1.05% of commercial paper outstanding) and an escrow account deposit (2% of the initial amount). Second loss protection is provided by a subordinated class, in the amount of $18 million, sold to third parties.

This program features a liquidity guarantee arrangement and an interest exchange agreement for which the Bank assumes 100% of the inherent risks.

Securitization of consumer loans
National Bank has set up two securitization programs for its consumer loans of which only one, DPL Trust, was still in existence as at October 31, 2005. Of the three initial series, two were still in effect as at October 31, 2005, as Series 2002-1 expired in July 2005. The certificates issued by DPL Trust are backed by a portfolio of direct consumer loans and, occasionally, by other receivables, primarily NHA mortgage-backed securities. Each senior note in a given series is linked to a subordinated junior note representing 3% of the amount of these notes. The excess interest and the collateral account represent 3% and 6%, respectively, of the total amount of a given series. An interest exchange agreement assumed by the Bank completes the program.

NHA Mortgage-Backed Securities and Canada Mortgage Bond programs
The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the latter, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issue of mortgage bonds guaranteed by CMHC. Moreover, these mortgage bonds feature an interest exchange agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2005, the outstanding amount of NHA mortgage-backed securities issued by National Bank and sold to third parties was $4.2 billion. Furthermore, the Bank is a counterparty to the interest exchange agreements on the NHA securities sold to CHT, which are backed by mortgage loans granted by the Bank.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. In accordance with the NHA-MBS Program, National Bank advances the funds required to cover late payments and, if necessary, obtains reimbursement from CMHC or Genworth Financial Canada, depending on which entity insured the loan in default.

Impact of securitization programs on regulatory capital ratios
Since NHA mortgages have a weighting factor of 0% and substantially all of the NHA securities issued by National Bank are backed by CMHC-insured mortgages, the sale of NHA mortgage-backed securities issued by the Bank has no significant impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios. However, the CCCT, VISION Trust and DPL Trust programs have an impact on the Bank's capital ratios, since the underlying assets have a weighting factor of 100%.

Multi-seller special purpose entities (SPEs)

The Bank administers a multi-seller SPE that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. Note 17 to the consolidated financial statements provides information on these backstop liquidity facilities. In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. Total assets of the SPE were $1.2 billion as at October 31, 2005.

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell to purchasers fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $3.9 billion as at October 31, 2005.

Derivative Financial Instruments

The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and investment and trading activities. It also uses derivatives in its own risk management and trading activities.

All derivatives, except those held for non-trading purposes and which qualify for hedge accounting, are recorded on the Consolidated Balance Sheet at fair value. Although derivative transactions are calculated based on notional principal amounts because they serve as a reference for calculating payments, they are not presented on the Consolidated Balance Sheet and do not reflect the credit risk related to derivative financial instruments.

The notional principal amounts of the Bank's derivative products totaled $404 billion as at October 31, 2005, compared to $292 billion as at year-end 2004. The fair value of assets related to derivative financial instruments held for trading and non-trading purposes totaled $2,390 million and $263 million, compared to $2,735 million and $403 million respectively as at October 31, 2004, while the fair value of liabilities related to derivative financial instruments held for trading and non-trading purposes totaled $1,846 million and $150 million, compared to $2,386 million and $234 million respectively as at October 31, 2004. Changes in unrealized gains and losses on derivative financial instruments held for trading and non-trading purposes, which do not qualify for hedge accounting, are recognized in "Other income" on the Consolidated Statement of Income.

Note 1 and Note 18 to the consolidated financial statements, presented on page 85 and pages 108 to 112 respectively, provide additional details on the types of derivative products and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14). The principal types of guarantees are letters of guarantee, liquidity facilities under asset-backed commercial paper conduit programs further to securitization transactions, and certain derivative financial instruments, indemnification agreements and certain securities lending activities. Note 17 to the consolidated financial statements on pages 105 to 107 provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

Credit-Related Agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn. Note 17 to the consolidated financial statements on pages 105 to 107 contains more information on these off-balance sheet credit instruments.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the consolidated financial statements on pages 82 to 89 of this Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. Following are the Bank's critical accounting estimates.

Allowance for Credit Losses

The allowance for credit losses reflects management's best estimate, as at the balance sheet date, of probable credit losses related to on- and off-balance sheet financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative products, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure that the amount of the allowance for credit losses is adequate. In assessing the adequacy of the amount of the allowance for credit losses, management must use its judgment in establishing reasonable assumptions and subjective and significant estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying collateral,

and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions, may have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements on page 83 and under "Assessing credit risk" in the "Credit Risk Management" section of this report on pages 59 to 61.

All operating segments, except Wealth Management, are affected by this critical accounting estimate.

Fair Value of Financial Instruments

The Bank records at fair value trading securities and derivative financial instruments other than those held for non-trading purposes and which qualify for hedge accounting. Any change in fair value is recognized in income under "Trading revenues" in the Consolidated Statement of Income. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If quoted market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates incorporate current market prices, the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs. Because of the role of judgment in estimating fair value amounts, fair values are not necessarily comparable between financial institutions and may not be indicative of net realizable value. Additional information on the determination of fair value is presented in Note 18 and Note 21 to the consolidated financial statements on pages 108 and 114.

Several items in the Consolidated Balance Sheet are affected by this critical accounting estimate: "Securities – Trading account," "Obligations related to securities sold short" and "Fair value of trading derivative financial instruments." Furthermore, this estimate affects the item "Trading revenues" in the Financial Markets segment in the Consolidated Statement of Income.

Valuation of Investment Account Securities

Under Canadian GAAP, investment account equity securities are recorded at acquisition cost if the Bank does not have a significant influence, while debt securities are stated at unamortized acquisition cost. When there is an other-than-temporary impairment in an investment security, the carrying value of the security must be written down to net realizable value. Determining whether or not there has been an other-than-temporary impairment and establishing the net realizable value require judgment and estimates. Management examines the value of investment account securities on an ongoing basis in order to determine whether there has been an other-than-temporary impairment in any of the securities. This examination entails analyzing the facts specific to each investment and assessing expected future returns on the securities.

As part of this exercise, management assesses a variety of factors that could be indicative of an other-than-temporary impairment such as the market value of the security being less than its carrying value for a prolonged period, substantial losses by the investee in the prior year or previous few years, continued losses by the investee for the previous few years, a suspension of trading for the security, liquidity and going concern problems of the investee, and fair value being less than carrying value. When management determines that there has been an other-than-temporary impairment, it must form a judgment as to the estimated net realizable value of the security.

Any change in judgment used to identify securities that have experienced an other-than-temporary impairment and in the estimate of the realizable value could have an impact on the amount of losses recognized.

"Securities – Investment account" in the Consolidated Balance Sheet is affected by this accounting estimate. "Gains on investment account securities, net" in the Consolidated Statement of Income could be affected.

Securitization

Securitization is a process by which the Bank sells receivables to a trust which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization operations are recorded as sales when the Bank surrenders control over the receivables sold and receives a consideration other than a beneficial interest in these assets. Additional details on the Bank's securitization operations can be found in Note 3 to the consolidated financial statements on page 89 of the Annual Report and in the section on "Special Purpose Entities" on page 47.

To calculate the gain or loss on securitization operations, the previous carrying value must be allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates fair value based on the discounted value of estimated cash flows. The Bank therefore must use estimates and assumptions mainly for expected credit losses, prepayment rates, discount rates and the excess spread. The use of different estimates and assumptions could have a material impact on income. Note 3 to the consolidated financial statements presents a sensitivity analysis of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The analysis shows that a 10% change in the spread for securitized guaranteed mortgage loans would result in a $12 million reduction in retained interests, while a 20% decrease would cause a $25 million reduction. The balance of retained interests for securitized guaranteed mortgage loans was $125 million as at October 31, 2005.

This critical accounting estimate has an impact on the item "Investment account" under "Securities" in the Consolidated Balance Sheet and on the item "Securitization revenues" under the heading "Other" in the Consolidated Statement of Income for all business segments.

Goodwill and Intangible Assets

Under Canadian GAAP, goodwill and other intangible assets with indefinite lives are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with indefinite lives is obtained using valuation models. These models take a number of factors into account, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with indefinite lives could have a material impact on income.

The items "Goodwill" and "Intangible assets" in the Consolidated Balance Sheet are affected by this critical accounting estimate.

Any aggregate impairment loss would be recognized as operating expenses for the segment concerned and presented under the item "Other."

Note 8 to the consolidated financial statements on page 94 presents additional information in this regard.

Pension Plans and Other Employee Future Benefits

The Bank's pension and other employee future benefit obligation as well as the related costs are based on actuarial valuations and management assumptions. The key assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the accrued benefit asset (liability) presented in the Consolidated Balance Sheet under "Other assets" ("Other liabilities") and on pension plan and other employee future benefit expenses presented under "Salaries and staff benefits" in the Consolidated Statement of Income. All segments are affected by this critical accounting estimate.

The significant actuarial assumptions (weighted average) used by the Bank are shown in the table at the bottom of the page.

For measurement purposes, a 6.9% annual rate of increase (2004: 7.7%) in the per capita cost of covered healthcare benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.9% for 2008 and remain at that level thereafter.

The following table shows the possible impact of changes in certain key weighted average assumptions used to measure the accrued pension benefit obligation and related expense.

Sensitivity of key assumptions in 2005

Pension benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	62	7
Impact of a 0.25% change in the assumption regarding the expected long-term rate of return on plan assets	–	4
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	13	3

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	5	1
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	–	–
Impact of a 1.00% increase in the expected healthcare cost trend rate	16	3
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(14)	(2)

Significant actuarial assumptions (weighted average)

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
	%	%	**%**	%
Accrued benefit obligation as of October 31				
Discount rate	**5.50**	6.25	**5.75**	6.50
Rate of compensation increase	**3.50**	4.00	**3.50**	4.00
Defined benefit expense for years ended October 31				
Discount rate	**6.25**	6.75	**6.50**	6.75
Expected long-term rate of return on plan assets	**7.25**	7.50	**–**	–
Rate of compensation increase	**4.00**	4.00	**4.00**	4.00

The sensitivity analysis presented in the table on the previous page should be used with caution as the changes are hypothetical and the changes in each key assumption may not be linear.

Additional information on the Bank's pension plans and other employee future benefits can be found in Note 12 to the consolidated financial statements on pages 97 to 99.

Income Taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry-forwards and temporary differences as a result of differences between the value of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in the Consolidated Balance Sheet under "Other assets" and "Other liabilities," are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets to assess recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This critical accounting estimate affects the item "Income taxes" in the Consolidated Statement of Income for all business segments. For further information on income taxes, refer to Note 1 and Note 15 to the consolidated financial statements on pages 85 and 104.

Provision for Contingencies

In the normal course of business, the Bank is engaged in various legal proceedings, most of which are essentially related to lending activities and arise when the Bank takes measures to collect delinquent loans. In addition, motions for authorization to institute class action suits have been filed against various financial institutions, including the Bank, contesting, among other things, certain transaction fees. The subsidiary National Bank Financial is also engaged in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate in particular to the suitability of investments. In the opinion of management, which bases its opinion on past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

The item "Other liabilities" is affected by this critical accounting estimate.

Changes in Accounting Policies

Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this Guideline.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The Bank applied the provisions of the Guideline prospectively as of November 1, 2004 and its impact is negligible.

Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges," and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement, "Statement of Comprehensive Income," will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Financial Disclosure

Information Disclosure Controls and Procedures

The preparation of the Annual Report is supported by a set of disclosure controls and procedures under management's responsibility. In 2005, this control structure was reviewed and the effectiveness of its design and operation was evaluated.

This evaluation confirmed the effectiveness of the design and operation of disclosure controls and procedures as at October 31, 2005. The evaluation was conducted in accordance with the standards of a recognized control model adopted by the Bank (COSO) and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. The Bank's management can therefore provide reasonable assurance that material information relating to the Bank and its subsidiaries is reported to it on a timely basis so that it may provide investors with complete and reliable information.

Lastly, this Annual Report was reviewed by the Disclosure Committee, the Audit and Risk Management Committee and the Board of Directors, which approved it prior to its publication.

Internal Controls

In 2005, the Bank's Disclosure Committee continued monitoring activities related to the documentation and evaluation of the design of financial information disclosure controls and procedures. Technology specialists joined a 16-member team in order to complete this work, which will continue throughout fiscal 2006. As a result, the Bank will be able to comply with the new regulatory requirements provided in Multilateral Instrument 52-111, *Reporting on Internal Control over Financial Reporting*, within the prescribed time.

Organizational Structure of the Bank

Board of Directors

The Board of Directors supervises the management of the Bank. Its role is to safeguard the Bank's assets and ensure its viability, profitability and development. The Board is assisted in its role by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

In particular, the Board examines the strategic planning process and approves the strategic plan in which the Bank defines its mission, vision, business objectives and strategy in light of the related risks and opportunities. Accordingly, it oversees the implementation of prudent and effective controls to assess and manage risk, reviews the Bank's business objectives and approves the strategies to achieve them, makes sure the necessary financial and human resources are in place and assesses management's performance. The Board also sets appropriate values and standards to ensure that the Bank meets its obligations to its shareholders, clients, employees and the general public.

Audit and Risk Management Committee of the Board of Directors

The Audit and Risk Management Committee assists the Board of Directors by reviewing financial statements, financial reporting processes, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. In addition, it acts as an intermediary between the Board of Directors and the independent oversight functions: internal audit, external audit and compliance. It also oversees internal audit, financial analysis and compliance activities and conducts a detailed review of the Bank's risk management and control practices.

The Committee ensures that appropriate internal control policies and procedures are implemented and maintained and manages the external audit process. It also evaluates compliance of the Bank and its subsidiaries with applicable regulations and reviews any attestations and reports that may be required by regulatory authorities and which fall under its responsibility.

Conduct Review and Corporate Governance Committee of the Board of Directors

The Conduct Review and Corporate Governance Committee assists the Board of Directors by overseeing the implementation of corporate governance rules, procedures and policies. It ensures compliance with the rules of professional conduct and oversees the management and monitoring of transactions between related parties.

The Conduct Review and Corporate Governance Committee establishes and regularly reviews the mandate of each committee of the Board, the Board itself, the Chairman of the Board and the Chairs of the committees. It also periodically reviews the report on corporate governance submitted to shareholders, the share ownership guidelines for directors, the criteria and procedures for the selection and succession of directors, conflicts of interest, the size and composition of the Board of Directors and its committees, and the policies regarding terms of office. The Committee establishes and oversees the process to assess the performance and effectiveness of the Board, committees and directors, and reviews the orientation and education programs for new directors.

The Committee ensures compliance with the Code of Professional Conduct and the existence of proper procedures for the disclosure of information to clients, and supervises the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board of Directors

The Human Resources Committee assists the Board of Directors by reviewing and approving the Bank's human resources practices and policies.

The Committee annually reviews the Bank's salary policy, the total compensation program and distribution method, as well as other employment conditions. It ensures that there is a human resources management program in place that includes, among other things, a recruiting process and a succession plan, the allocation of decision-making authority, the separation of incompatible functional responsibilities, an employee communications program and effective employee supervision.

The Committee annually evaluates the performance of the President and Chief Executive Officer and reviews the performance of executive officers as well as the prudence they demonstrated in managing the Bank's activities and the risks to which the Bank is exposed. It evaluates the profiles of directors, competency requirements and the management succession plan of the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and examines reports on the decisions of that committee, the financial situation, the returns on the pension plans and the performance of the pool fund.

Executive Committee

The Executive Committee, which consists of the President and Chief Executive Officer and the officers responsible for the Bank's major lines of business, defines the culture and philosophy of the Bank, approves and monitors the strategic initiatives of the Bank group as a whole, manages the succession process, and ensures a balance between employee engagement and client and shareholder satisfaction.

The Committee carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's business units.

Compliance

Regulatory framework

National Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach in Canada and abroad add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk

Regulatory risk represents the possibility that the Bank is not in compliance with laws, rules, regulations, prescribed practices and ethical standards applicable to its international operations.

Regulatory risk is inherent to the Bank's daily activities and must be managed like all other risks. Failure to comply with certain regulatory requirements could have a negative impact on the Bank's reputation and result in penalties, sanctions and material financial losses.

Regulatory risk management and compliance

The Bank ensures sound regulatory risk management by using a proactive approach and emphasizing the integration of regulatory requirements in its daily operations as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The implementation of an organization-wide regulatory risk management framework is entrusted to the Compliance Department, which is mandated to:

- Ensure that regulatory compliance policies and procedures are in place in all jurisdictions where the Bank carries on business
- Develop compliance training and information programs for Bank employees
- Oversee the Bank's compliance with policies and procedures
- Refer relevant compliance matters to the Bank's Board of Directors

The Compliance Department exercises Bank-wide oversight by relying on an organizational structure that includes functional links to the Bank's main operating segments.

The Bank's Compliance Department is an independent function. Its Vice-President enjoys direct access to the Chair of the Audit and Risk Management Committee as well as to the President and Chief Executive Officer. Under the powers entrusted to it, the Compliance Department can also communicate directly with the officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of all the entities in the National Bank group to provide the information deemed necessary for effective oversight.

The managers of the business units are responsible for implementing mechanisms to control on a daily basis regulatory risks arising from the operations under their responsibility. The Compliance Department exercises independent oversight to assist managers in managing these risks effectively and obtain reasonable assurance that the Bank is in compliance with regulatory requirements.

The control framework comprises the following:

- Identification of laws that impose compliance requirements, namely, those laws that oblige the Bank to adopt certain measures or to act or to carry out activities in a specific manner
- Evaluation of significant compliance requirements
- Identification of the business units affected by compliance requirements
- Communication of compliance requirements to managers of the business units so that they can manage legal and regulatory risks effectively
- Oversight of the application of policies and procedures
- Reporting, on an annual basis, to the Audit and Risk Management Committee of the Board on the major results of compliance oversight

The Bank has high regulatory risk management standards in order to merit the trust of its clients, its shareholders, the market and the general public.

Capital Management

Structure

The Bank's capital management structure, as in the case of risk management, is headed by the Board of Directors, which is responsible for the development of capital management policies. The Board delegates certain responsibilities to the Audit and Risk Management Committee, which recommends capital management policies and oversees their application. Management reports to the Audit and Risk Management Committee, makes sure that the Bank continues to benefit from a robust capital structure and supervises the use of capital across the Bank.

Standards, Procedures and Controls

Capital management consists in maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy minimum requirements for a well-capitalized financial institution, as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI), and production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a detailed capital management policy and the Bank's capital plan. The capital management policy sets out the principles and practices that the Bank incorporates into its capital management strategy and the basic criteria it adopts in order to ensure that it has sufficient capital at all times and that it prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

The Capital Management Committee meets quarterly to evaluate the regulatory capital ratios and any events that could influence capital management. It also submits a quarterly capital ratio compliance report to the Audit and Risk Management Committee. Finally, the Internal Audit team and Compliance Department of the Bank ensure application of OSFI regulatory capital requirements.

Capital Management Activities in 2005

In applying the capital management policy and carrying out the annual capital plan, the Bank repurchased 4.2 million common shares in fiscal 2005.

During the first quarter of 2005, the Bank issued a $350 million subordinated debenture and redeemed the same amount in the third quarter.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares, Series 16 to take advantage of the current market conditions, which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares, Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares, Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares, Series 16 were issued. The Bank redeemed the Non-Cumulative First Preferred Shares, Series 13 on August 15, 2005.

In October 2005, the Bank converted a US $250 million debenture, maturing in November 2009, into deposit notes.

Due to very strong growth in earnings and very high capitalization, the Bank was able to increase dividends on common shares twice in 2005, with the result that dividends on common shares rose 21% from 2004 to 2005.

Economic Capital

Economic capital is calculated in order to quantify the hypothetical impact of the risks to which the Bank is exposed, i.e., credit, market and operational risks. Economic capital thus helps determine the equity capital the Bank requires in order to protect itself against such risks and ensure its long-term viability. The method used to assess economic capital is regularly reviewed so as to accurately quantify these risks.

Risk-adjusted return on capital (RAROC) and shareholder value added (SVA), which are obtained from the assessment of required economic capital, are calculated quarterly for each of the Bank's operating segments. The results guide management in allocating capital among the different operating segments.

Available Capital and Active Capital Management

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, which is used to determine the optimal amount and structure of equity capital needed to comply with the regulatory ratios determined by OSFI. It also leads to the allocation of capital among the different operating segments so as to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

New Basel Accord

The Basel II Accord will replace existing regulatory requirements concerning the level of capital that financial institutions must maintain in view of the risk associated with their activities. The current rules have been in place since 1988. The new rules seek to strengthen risk management and encourage market discipline in the disclosure of information. The new accord proposes the following key changes:

- The method for computing the capital relating to credit risk will be based on internal risk management models and therefore will be similar to the method used to determine economic capital,
- Specific requirements will be added concerning the allocation of capital relating to operational risk,
- Disclosure concerning the risk profiles of banks will be increased.

In order to comply with the new requirements, the Bank is currently making improvements to its risk management and financial information systems. These changes will result in more efficient risk management while facilitating business expansion. Coordination of these activities has been entrusted to a centralized group that reports to a steering committee composed of members of the Bank's Executive Committee.

Risks defined

- Credit risk
  Risk of financial loss if a borrower or a counterparty to a transaction does not fully honour its contractual commitments to the Bank
- Market risk
  Risk of financial losses resulting from unfavourable changes in underlying market factors, including interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility
- Liquidity risk
  Risk that the Bank will not be able to honour daily cash outflow commitments without resorting to costly and untimely measures
- Operational risk
  Risk of a loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events
- Reputational risk
  Potential of negative publicity about the Bank's operations or practices, whether accurate or inaccurate, to adversely affect the perception, image or identity of the Bank and which may result in costly litigation or loss of income

Risk Management Approach

The Bank views risk as an integral part of its development and the diversification of its activities, and advocates a risk management approach consistent with its business expansion strategy.

Risk affects the Bank in two ways. First, the Bank voluntarily exposes itself to certain categories of risk, especially credit and market risk, in order to generate revenue and thereby create shareholder value. Second, it must assume risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, especially operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

Risk, in all its forms, must be rigorously managed. It must therefore be identified, measured and controlled to ensure that the operations of the Bank yield adequate compensation for the level of risk assumed. In other words, the risk-return trade-off must be optimized.

Risk management seeks to achieve:

- A solid understanding of all risks across the Bank
- Assurance that risk levels do not exceed acceptable thresholds
- Assurance that risk taking is adding value for the shareholders
- Less volatile results

Risk Management Framework

To reach its risk management objectives, the Bank has implemented a risk management framework comprising the following elements:

- A risk management culture
- A governance structure
- Risk management policies
- A review of risk decisions by independent professionals
- Allocation of capital to the business units based on the level of risk each unit assumes
- Independent oversight by the Compliance Department
- An independent assessment by the Internal Audit function

Risk management culture

The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management. The effectiveness of the other elements of the risk management framework depends on the presence of such a culture.

Governance structure

The governance structure at National Bank is extensive and sets out the roles and responsibilities of all levels of the organization. For example, the Board of Directors, supported by the Audit and Risk Management Committee:

- Approves risk management policies
- Helps shape and promote the organization's risk management culture
- Sets risk tolerance limits
- Makes sure that the resources are in place to manage risk effectively

The Bank's management:

- Promotes the organization's risk management culture
- Manages the significant risks that the Bank faces

The Senior Vice-President – Risk Management, the internal risk management committees and the risk management professionals:

- Propose risk management policies
- Implement tools to identify, measure and monitor risk
- Apply independent review and risk approval procedures
- Set risk limits that reflect the risk tolerance established by the Board
- Inform the Bank's management and Board of significant risks

The business units are responsible for risks related to their particular activities. They manage those risks in keeping with established limits and in accordance with risk management policies.

Governance structure

- Board of Directors
- Audit and Risk Management Committee
- Management of the Bank
- Chief Risk Officer and risk management professionals
- Internal risk management committees (credit, market, operational)
- Business units

Risk management policies

Risk management policies, along with related guidelines and procedures, are a key part of the risk management framework. They describe how risk is to be managed by the units and the approval process for risk decisions and, more particularly, provide the risk limits that must be respected. These policies cover all the major risks defined in the Bank's risk management approach and are reviewed on a frequent basis—in most cases annually—to ensure that they are still relevant given market developments and changes in the business plans of the Bank's units. They are accompanied by yet other policies, standards and procedures that cover more specific aspects of management (e.g., continuity of business activities).

Review of risk decisions by independent professionals

In order to bring greater rigour to our risk management processes, the Risk Management Group or the internal risk management committees review decisions any time a significant risk is taken. If a decision is deemed to be of high importance, it may even be submitted to the Audit and Risk Management Committee of the Board of Directors.

Allocation of capital to the business units based on the level of risk each unit assumes

Risk management and capital management are inextricably linked. The Bank uses an economic capital model to allocate a portion of capital to the business units based on the credit, market and operational risk that each unit assumes. The allocation is determined using risk measurement formulas proposed by the Risk Management Group. The effective allocation of capital by segment as at October 31, 2005 is presented in the table on page 17.

The risk level specific to each unit is therefore a factor in evaluating the unit's performance. This approach is consistent with a risk management culture focused on integrating risk management into the Bank's business expansion strategy.

Independent oversight by Compliance

The Bank's Compliance Department helps to provide assurance that the structures, management systems programs, policies and procedures necessary to ensure compliance with laws, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

Independent assessment by Internal Audit

Internal Audit, whose Senior Vice-President reports directly to the Audit and Risk Management Committee, provides an independent and objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. Moreover, Internal Audit recommends solutions designed to improve the effectiveness of the risk management, internal control and operating activities of the Bank and its subsidiaries.

Credit Risk Management

Credit risk is the most significant risk the Bank faces in the normal course of business. It accounts for approximately 50% of the total value of the Bank's economic capital, as illustrated by the table on page 17. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through credit commitments such as letters of guarantee or credit, over-the-counter derivatives trading, investment account securities and transactions carrying a settlement risk for the Bank (e.g., funds transfers to third parties via electronic payment systems).

Governance process

Credit risk is managed in accordance with the standards of the risk management framework adopted by the Bank. The governance process for credit risk includes the adoption of policies setting out management principles and risk tolerance limits. Credit Risk Management is responsible for implementing adopted policies and overseeing credit risk management, monitoring and control.

In this environment, credit risk is managed through a rigorous and methodical process that comprises the following elements:

- Assessing credit risk
- Evaluating capital at risk
- Credit granting process
- Diversifying and managing portfolios
- Account follow-up and recovery
- Identifying impaired loans and provisioning for credit losses

Assessing credit risk

Before a sound and prudent credit decision can be taken, the credit risk the borrower or counterparty represents must be accurately assessed. This is done at the outset of the credit application process. Credit applications are analyzed using an enhanced risk rating system. The Bank has implemented a uniform 19-grade risk rating system for all its portfolios exposed to credit risk. Based on the probability that the borrower or counterparty will default, a grade is assigned, which is used to determine the credit risk for the Bank. The method used to assess credit risk varies according to portfolio type.

Consumer credit portfolios

For credit portfolios of consumers and some small businesses, risk is measured using scoring models. These models use proven statistical methods to analyze applicants' characteristics and history and, based on that information, estimate future credit behaviour and assign a risk rating. Contrary to the practice followed for business credit, risk assessments for consumer credit are based not on an individual analysis but on the average behaviour of borrowers with similar credit histories and behaviour profiles.

Commercial credit portfolios

Commercial and corporate clients are assigned a risk rating following a detailed individual analysis of the financial and qualitative aspects of the business, including its financial health, sector of economic activity, competitive capacity, access to capital and management quality. This year, the Bank adopted a new risk rating tool enabling it to more accurately assess the specific risk attributable to a given borrower as well as the security structure, if any. This tool will comply with the new regulatory requirements of the Basel II Accord.

Evaluating capital at risk

The Bank's evaluation of capital at risk, or economic capital, is based on the credit risk assessments of the various borrowers. These two activities are therefore inseparable. The different models used to assess the credit risk of a given portfolio type also enable the Bank to determine the default correlation among borrowers. This information is a critical component in the evaluation of potential losses for all portfolios carrying a credit risk. Potential losses, both expected and unexpected, are based on loss experience, portfolio monitoring, market data and statistical modeling. The main factors are:

- Probability of default
- Credit outstanding at the time of default
- Expected loss in the event of default
- Impact of economic and sector cycles on asset quality

Expected and unexpected losses are inputs in the evaluation of capital at risk for each sector of activity. The underlying methodology is described in the "Capital Management" section. The Bank also carries out stress tests to evaluate its sensitivity to crisis situations. By simulating very specific extreme scenarios, these tests enable the Bank to measure the level of economic capital necessary to absorb potential losses and determine how solvent it would be if the scenarios were to play out.

Credit granting process

Credit granting decisions are initially based on the results of the risk assessment. In addition to the client's creditworthiness, credit granting decisions are also influenced by available collateral security, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the transaction and the associated risk.

Decision-making authority is determined pursuant to the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization must approve credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Credit Committee, chaired by the Senior Vice-President – Risk Management, must approve and monitor all large credit transactions. In exceptional cases, the decision may be submitted for approval to the Board of Directors. The credit granting process at National Bank demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Diversifying and managing portfolios

The Bank is exposed to credit risk not only through its commitments to a particular borrower, but also through the sector allocation (industrial sectors) of its commitments and the exposure of its various credit portfolios to geographical risk (country risk), concentration risk and settlement risk.

The management criteria set out in the governance policies and procedures for credit risk are designed to maintain healthy diversification of this type of risk. The Bank controls the degree of portfolio diversification by establishing the monitoring limits for each risk.

The criteria established for portfolio diversification and the limits set for economic, industrial or geographical sectors are based on sector studies and analyses that are carried out by economists and the Risk Management Group at the Bank in support of Credit Committee decisions. Analyses are performed on a regular basis in order to detect problems with a sector or borrower before they manifest as default payments.

The allocation of loans by borrower category is presented in Table 11, and the geographic distribution of earning assets by ultimate risk is presented in Note 19 to the Consolidated Financial Statements.

In order to continue to proactively manage potential deteriorations in credit and to mitigate risk, the Bank has set up a Credit Portfolio Management Committee with the mandate to reduce positions where concentration risk is deemed excessive by drawing on synthetic credit protection tools such as credit derivatives, using syndication or methodically reducing the credit amount.

Account follow-up and recovery

Credit files and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Special care is taken with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments that is produced for the loan portfolio managers concerned, who must in turn submit a report to Credit Risk Management.

When, in spite of close monitoring, there is a further deterioration in credit commitments or a negative migration of risk to the point where monitoring has to be increased, a group dedicated to managing problem accounts steps in to maximize recovery of the committed amounts and tailor strategies to these accounts. This group's role is vital because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount of assets.

Identifying impaired loans and provisioning for credit losses

If an account deteriorates to a level below a set threshold, the loan may be classified as impaired. When interest is in arrears for 90 days or more, a loan must be classified as impaired and a loss provision must be taken. Loans that are not past due but for which repayment of principal or interest is not reasonably assured are also deemed impaired. Provisioning is based, in part, on potential loss estimates. The Bank's policies set out detailed criteria for establishing allowances for credit losses and, if necessary, writing them off. The credit policies also set out recovery practices designed to minimize losses by recovering the maximum possible amount.

Table 12 summarizes impaired loans by loan type as at October 31, 2005, and Table 4 the provision for credit losses for fiscal 2005.

Market Risk Management

Market risk cannot be dissociated from the Bank's participation in the financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities. This risk accounts for around 20% of the total economic value of the Bank, as illustrated by the table on page 17.

Governance process

Market risk is managed in accordance with the standards of the risk management framework adopted by the Bank. The governance process for market risk includes the adoption of policies that set out risk management principles and risk tolerance limits. At the top of the market risk management structure is the Market Risk Management Committee. This committee plays a key role in developing policies and practices regarding market risk, including risk assessment, applicable limits, simulation and monitoring processes and transaction compliance with the policies of the Bank.

The different types of portfolios

- Trading
  All investments in instruments of which the activities have one of the following purposes: market making, trading on the Bank's own behalf, liquidation for institutional clients or the sale of financial products to institutional clients
- Investment
  The securities held by the Bank or its subsidiaries with the intention of keeping them until maturity or until conditions become more favourable so they can be invested in other investments
- Asset/liability management
  Management of the maturities and terms of assets and liabilities and off-balance sheet items in order to optimize, through appropriate matching, interest rate and foreign exchange risk
- Liquidity and funding
  Grouping of liquid assets integral to overall liquidity management and intended to ensure that available liquidity remains at the required level at all times

The management of the Market Risk Management Group is responsible for establishing the management framework required to properly apply policies and ensure the effectiveness of monitoring and control activities. This team, which is independent of the Financial Markets segment, comprises risk management professionals who analyze, on a daily basis, market risk, including adherence to maximum levels and compliance with authorization procedures. The team also develops assessment procedures and the models it uses to conduct simulations.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivatives) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding Value-at-Risk is monitored daily in relation to established limits for each product, portfolio and business unit, as well as by type of activity: trading, investing and asset/liability management. In addition, a Board-approved VaR limit is set for asset and liability matching, also known as structural interest rate risk management. Moreover, the Bank has an overall limit covering all financial market operations. As shown in the table opposite, the global VaR of trading activities is usually lower than the VaR of the individual portfolios. This can be explained by the risk diversification effect. Other limits are used in tandem with VaR to control the associated residual risks, in particular, concentration, volatility and liquidity risk.

Stress tests and sensitivity analyses

The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also seeks to simulate the impact of abnormal situations (rare extreme events) on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests (simulating a stock market crash similar to the one in 1987 or an oil crisis similar to that in 1973, for example) as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk. This battery of stress tests and sensitivity analyses are intended to simulate the results (losses or gains) that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board of Directors. These tests and analyses are jointly established by the Market Risk Management Group and the management of the business units. They are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities

Global VaR by risk category(1)
Year ended October 31
(millions of dollars)

	2005				2004
	Low	High	Average	At end	At end
Interest rate	(1.8)	(7.5)	(4.1)	(3.5)	(3.7)
Foreign exchange	(0.2)	(3.3)	(1.2)	(0.9)	(0.9)
Equity	(2.3)	(6.2)	(3.8)	(5.1)	(3.6)
Commodity contracts	(0.4)	(1.0)	(0.7)	(0.6)	(1.0)
Correlation effect(2)	1.8	10.0	4.5	5.0	3.6
Global VaR	(2.9)	(8.0)	(5.3)	(5.1)	(5.6)

(1) Amounts are shown before income taxes and represent one-day VaR.
(2) The correlation effect results from diversification across risk types.

Backtesting


(millions of dollars)
VaR (CAD)
Theoretical results (CAD)
16
12
8
4
0
(4)
(8)
(12)
(16)
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
June-05
July-05
Aug-05
Sept-05
Oct-05

Trading activities

The Bank maintains trading portfolios for market making, trading on its own behalf, liquidity for its institutional clients or the sale of financial products.

The table on page 62 shows the VaR distribution of trading portfolios by risk category, as well as the risk diversification effect.

Backtesting

Backtesting is carried out in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model. The graph at the bottom of page 62 gives the backtesting results generated through a daily comparison of the VaR from the Bank's simulations and the revenues obtained. The results of these daily backtests demonstrate the effectiveness of the model used by the Bank throughout the period covered if one excludes a special situation that occurred in September 2005, when the payment of a special dividend on a security resulted in a drop in the value of the security held by the Bank in one of its trading portfolios. The amount of this special dividend was not included in the theoretical results.

Interest rate risk in asset/liability management

Managing assets (investments and loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense. While these changes may move in the same direction, their relative magnitude will have an impact, favourable or unfavourable, on net interest income and the economic value of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Asset/liability management is the responsibility of the Bank's Treasury team. The activity is supervised, in close association with Treasury, by the Asset and Liability Management Committee. Simulations are performed regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to guide the management of investment and liability portfolios accordingly.

Asset/liability matching at the Bank is managed through an internal transfer mechanism that satisfies a twofold objective: (i) to transfer matching and liquidity risk to Treasury and (ii) to provide a consistent measurement of the profitability of balance sheet items, thereby adequately orienting the activities of the Bank's various sectors. Generally speaking, the various balance sheet items are assigned an internal transfer cost, or cost of funds, which reflects, as fairly as possible, the different financial risks associated with the item in question: interest rate risk, liquidity risk, and, if applicable, embedded options (loan commitment from the Bank and prepayment or early redemption option).

Liquidity Risk Management

Liquidity management is structured taking into account the development of prudent policies and effective techniques and procedures to monitor, measure and control liquidity requirements and positions. The management process is dynamic and establishing a sound level of liquidity exposure may depend on the Bank's overall strategy as well as internal and external factors. The Bank strives to therefore meet the indicated objectives.

Objectives of liquidity risk management

- Honour all cash outflow commitments (both on- and off-balance sheet) as they mature, on a continuous day-to-day basis
- Avoid situations where funds have to be raised quickly, resulting in the Bank having to pay excessive funding costs or sell readily marketable assets under unfavourable conditions

Funding commitments are generally met through continuous cash inflows, supplemented by assets that are readily convertible to cash, or through the Bank's borrowing capacity. The Bank's liquidity position is also designed to support any future business expansion.

Governance process

Liquidity risk is managed in accordance with the standards of the risk management framework adopted by the Bank. The governance process for liquidity risk management includes the adoption of policies that set out risk management principles and risk tolerance limits.

The Market Risk Management Group is responsible for developing and implementing liquidity and funding policies, strategies, methodologies relating to liquidity risk and effective techniques and procedures to monitor, measure and control liquidity requirements and positions. This group is also mandated to develop contingency plan scenarios and establish limits, monitor liquidity risk positions and limits and report regularly to the Board.

Oversight of liquidity and funding management is the responsibility of Treasury. Day-to-day liquidity and funding management among the different global centres is delegated to the Vice-President and Treasurer.

Funding management and diversification

Deposit liabilities are the Bank's primary funding source. Accordingly, an important element of a liquidity management strategy is the diversification of funding by origination, type of instrument and term structure. The Bank's strong branch network constitutes a stable source of deposits. Over the years, the Bank's strategy has been to expand its retail deposit base through organic growth.

To ensure stability of market access, the Bank maintains and consolidates direct relationships with the major money lenders active on the Canadian money market, pursues and develops activities on inter-bank and corporate markets in the United States, Europe and Asia, and aims, whenever possible and economically advantageous, to extend deposit maturities.

Liquidity risk measurement

Liquidity risk stems from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the characteristics of certain products, such as credit commitments and demand deposits.

The Bank uses different risk measures to manage liquidity risk exposure. Short-term day-to-day funding decisions are based on a daily cumulative net cash profile. Long-term funding and liquidity decisions are managed using net cash capital, survival period and liquidity ratios. Net cash capital is an indicator used to determine the liquidity exposure of a bank by measuring the difference between long-term funding and illiquid assets. It enables the Bank to strike an optimal balance between long-term funding and institutional financing.

The survival period is an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if funds borrowed on the money market were not renewed at maturity.

A series of liquidity ratios, presented in a ratios report, are used to monitor and manage liquidity risk exposure. The Bank has established limits for these ratios. Moreover, these limits have been set so that even if a given ratio reaches its limit, the Bank will still operate within a comfort zone with respect to liquidity risk. The limits are also set so as to restrict the Bank's reliance on any one depositor and thereby avoid an unnecessary concentration of deposits from a single source. For this reason, purchased funds are limited to a percentage of total deposits and a maximum amount per depositor is established.

Liquidity contingency plan

A detailed liquidity contingency plan is outlined in the Liquidity and Funding Policy. The plan defines the measures that can be enacted in a crisis in order to bridge the gap between the liquidity the Bank chooses to hold and the liquidity needs that could arise in such a crisis. A Liquidity Crisis Committee representing senior management from the various business units will take charge of the Bank during the crisis as mandated by the Board. A series of mitigating strategies could be adopted depending on the severity of the event.

Operational Risk Management

Operational risk is present in every activity of the Bank. Fraud and unauthorized activities, system failures, human error, failure to comply with legal, regulatory or contractual requirements, litigation with clients and damage to physical property are just a few of the events which, because they can result in financial losses for the Bank or adversely affect its reputation, are considered operational risks.

Although operational risk cannot be eliminated entirely, it can and must be managed in a thorough and transparent manner in order to keep it at an acceptable level.

Governance process

Operational risk is managed in accordance with the standards of the overall risk management framework adopted by the Bank. The governance process includes the adoption of policies that set out risk management principles and risk tolerance limits. The management framework that the Bank continues to implement includes standards and procedures to identify, measure and monitor operational risk. Bank-wide oversight of this management framework is provided by the Operational Risk Management Committee.

A risk manager is appointed by each business unit of the Bank to proactively manage the unit's operational risks. In addition, senior executives monitor their unit's losses and operational risks, as well as events observed in other financial institutions. If necessary, action plans are drawn up to improve the control environment. The goal is to prevent, insofar as possible, the unit's operational losses.

The central operational risk management unit develops operational risk identification, measurement and monitoring standards and procedures and assists the business units in implementing them. This unit collects and compiles data on the level of risk present in the business units and reports on its work to the Operational Risk Management Committee.

management's discussion and analysis

Operational risk identification, measurement and monitoring standards

Sound operational risk by the business units is based on a specific set of guidelines.

Operational risk management guidelines

- Competent and well-trained staff
- Segregation of incompatible functions and delegation of decision-making powers
- Framework for technological development and information security
- Processes for business continuity planning and recovery of key operations in the event of a business interruption
- Identification and assessment of risks when new products are launched

Operational risk self-assessment
A method for self-assessing operational risk is presently in the deployment phase. This method will give each business unit the means to proactively prevent unpleasant surprises by identifying the key operating risks they face, evaluating the effectiveness of the controls that are in place to mitigate them, and developing action plans with a view to maintaining such risks at acceptable levels.

Operational loss database
The central operational risk unit has instituted a process for collecting operational loss data from across the Bank and its subsidiaries. The information collected, which includes the amount of each loss and a description of the triggering events, is fed into a centralized loss database, which is used to gain a clearer understanding of the causes of operational losses and map out mitigation strategies. No significant operational losses occurred during the year.

Regulatory capital and economic capital
The Bank intends to qualify for the standardized approach when regulatory capital in compliance with the Basel II Accord is introduced. From now on, the Bank will maintain capital based on the operational risk to which it is exposed. Moreover, a new basis for calculating economic capital is in the trial stage. The starting point for the new method is regulatory capital under the standardized approach, to which an adjustment factor has been added to reflect operational risk management quality. Required regulatory capital and economic capital will be allocated to the business units based on the level of risk assumed by each unit.

Current initiatives
The methods underpinning operational risk management were recently developed and are regularly being finetuned. The Bank is closely following changes in financial industry practices and continuing to develop new initiatives, including the introduction of risk indicators, to proactively manage operational risk.

Reputational risk
Reputational risk generally arises from other risks. The Bank's reputation may, for example, be adversely affected by a systems failure that prevents clients from carrying out transactions or by a breach of confidentiality. Such events, depending on their scale and the extent of media coverage, can harm the Bank's reputation.

The primary motivation behind the Bank's many reputational risk initiatives is prevention. The Bank seeks to ensure that its employees are constantly aware of the potential repercussions of their actions on the Bank's reputation and image. In addition to previously discussed operational risk management initiatives, a variety of mechanisms are in place to support sound reputational risk management, including codes of professional conduct, a training program for all employees and various committees that assess risk whenever new products are introduced within the business units. The activities of the Compliance, Legal Affairs and Public Relations departments complement these mechanisms.

In order to ensure that all aspects of reputational risk are considered for complex structured finance transactions, the Bank has put in place a formal process for assessing this risk and obtaining Credit Committee approval. Thoroughly verifying transactions and counterparties, obtaining opinions from recognized experts and disclosing financial information in a transparent manner are invaluable measures taken to mitigate reputational risk.

Quarterly Results

(millions of dollars, except per share amounts)

					2005
	Total	Q4	Q3	Q2	Q1
Income statement data					
Net interest income	1,437	402	306	380	349
Other income	2,266	529	583	520	634
Total revenues	3,703	931	889	900	983
Provision (recovery) for credit losses	33	-	15	1	17
Operating expenses	2,499	646	616	624	613
Income taxes	291	72	46	66	107
Non-controlling interest	25	6	5	7	7
Net income	855	207	207	202	239
Earnings per common share					
Basic	$ 4.98	$ 1.22	$ 1.20	$ 1.17	$ 1.39
Diluted	4.90	1.20	1.18	1.15	1.37
Dividends *(per share)*					
Common	1.72	0.44	0.44	0.42	0.42
Preferred					
Series 12	-	-	-	-	-
Series 13	1.2000	-	0.4000	0.4000	0.4000
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Series 16	0.8089	0.3032	0.3031	0.2026	-
Return on common shareholders' equity	20.7%	19.4%	19.6%	19.9%	23.6%
Total assets		107,598	110,593	99,917	91,703
Long-term financial liabilities(1)		1,102	1,409	1,770	1,764
Impaired loans					
Net private		$ 117	$ 114	$ 119	$ 134
Designated countries					
Gross outstanding		-	-	-	-
Allowances		-	-	-	-
Net total		117	114	119	134
Number of common shares outstanding *(thousands)*					
Average	166,382	165,176	165,363	167,327	167,693
End of period	165,335	165,335	165,096	165,744	168,050
Diluted	168,964	167,939	167,849	169,938	170,164
Per common share					
Book value		$ 25.39	$ 24.70	$ 24.19	$ 23.97
Stock trading range					
High		61.47	58.21	55.24	49.75
Low		55.87	51.60	48.72	46.39
Number of employees		16,890	17,049	16,712	16,610
Number of branches in Canada		457	460	460	462

(1) Subordinated debentures

				2004					2003
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
1,363	380	384	325	274	1,311	318	301	340	352
2,182	512	474	559	637	2,051	585	550	433	483
3,545	892	858	884	911	3,362	903	851	773	835
86	(8)	31	19	44	177	50	45	41	41
2,388	623	586	602	577	2,257	623	557	529	548
318	77	68	76	97	277	66	80	58	73
28	8	6	7	7	27	6	7	7	7
725	192	167	180	186	624	158	162	138	166
$ 4.10	$ 1.11	$ 0.95	$ 1.01	$ 1.03	$ 3.37	$ 0.87	$ 0.89	$ 0.73	$ 0.88
4.05	1.09	0.94	1.00	1.02	3.34	0.86	0.88	0.72	0.88
1.42	0.38	0.38	0.33	0.33	1.08	0.28	0.28	0.26	0.26
–	–	–	–	–	0.8125	–	–	0.4063	0.4062
1.6000	0.4000	0.4000	0.4000	0.4000	1.6000	0.4000	0.4000	0.4000	0.4000
1.4625	0.3657	0.3656	0.3656	0.3656	1.1480	0.3657	0.3656	0.4167	–
–	–	–	–	–	–	–	–	–	–
18.8%	19.7%	17.2%	19.0%	19.0%	16.5%	16.4%	17.3%	14.8%	17.6%
	88,497	85,481	86,466	83,156		84,626	80,474	77,852	74,630
	1,408	1,474	1,488	1,473		1,516	1,543	1,553	1,581
	$ 160	$ 199	$ 219	$ 232		$ 248	$ 230	$ 225	$ 228
	–	–	10	10		22	23	23	24
	–	–	9	8		19	20	22	22
	160	199	220	234		251	233	226	230
170,918	167,671	169,332	172,023	174,669	177,751	174,585	175,363	178,348	182,728
167,430	167,430	168,058	169,730	173,569	174,620	174,620	174,507	175,670	181,563
173,276	169,936	171,634	174,520	177,008	179,235	176,347	177,038	179,666	183,905
	$ 22.87	$ 22.30	$ 21.94	$ 21.81		$ 21.32	$ 20.77	$ 20.28	$ 20.22
	48.78	45.50	47.93	45.00		41.19	37.41	35.15	33.10
	42.31	42.72	43.27	40.17		34.50	34.55	31.26	29.95
	16,555	16,673	16,366	16,914		16,935	17,214	16,961	17,153
	462	472	474	476		477	480	488	491

Table 1 – Overview of Results

Year ended October 31 *(taxable equivalent basis)(1)* *(millions of dollars)*	**2005**	2004	2003	2002	2001
Net interest income	**1,527**	1,424	1,353	1,473	1,389
Other income	**2,326**	2,229	2,106	1,641	1,858
Total revenues	**3,853**	3,653	3,459	3,114	3,247
Operating expenses	**2,499**	2,388	2,257	2,040	1,989
Contributions	**1,354**	1,265	1,202	1,074	1,258
Provision for credit losses	**33**	86	177	490	205
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**1,321**	1,179	1,025	584	1,053
Income taxes	**441**	426	374	236	398
Non-controlling interest	**25**	28	27	30	28
Income before discontinued operations and goodwill charges	**855**	725	624	318	627
Discontinued operations	**–**	–	–	111	(45)
Income before goodwill charges	**855**	725	624	429	582
Goodwill charges	**–**	–	–	–	19
Net income	**855**	725	624	429	563
Average assets(2)	**90,902**	78,672	71,810	69,292	69,197

(1) See "Financial Reporting Method" on page 8.
(2) Excluding discontinued operations

Table 2 – Changes in Net Interest Income

Year ended October 31 *(taxable equivalent basis)(1)* *(millions of dollars and as a percentage of average assets)*	**2005**	2004	2003	2002	2001
Personal and Commercial Banking					
Net interest income	**1,302**	1,251	1,235	1,190	1,169
Average assets	**43,956**	40,511	38,679	38,337	36,248
Net interest income as a % of average assets	**2.96%**	3.09%	3.19%	3.10%	3.23%
Wealth Management					
Net interest income	**101**	94	91	89	82
Average assets	**882**	834	805	769	898
Financial Markets					
Net interest income	**318**	256	186	321	240
Average assets	**51,809**	42,367	37,819	37,067	37,958
Other					
Net interest income	**(194)**	(177)	(159)	(127)	(102)
Average assets	**(5,745)**	(5,040)	(5,493)	(6,881)	(5,907)
Total					
Net interest income	**1,527**	1,424	1,353	1,473	1,389
Average assets(2)	**90,902**	78,672	71,810	69,292	69,197

(1) See "Financial Reporting Method" on page 8.
(2) Excluding discontinued operations

Table 3 – Other Income

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)	**2005**	2004	2003	2002	2001
Financial market fees	**682**	633	544	539	493
Deposit and payment service charges	**201**	200	192	186	160
Trading revenues	**251**	234	381	123	227
Gains (losses) on investment account securities, net	**92**	102	8	(98)	71
Card service revenues	**63**	49	49	47	86
Lending fees	**145**	168	130	112	107
Acceptances, letters of credit and guarantee	**61**	65	63	63	65
Securitization revenues	**195**	180	204	204	157
Foreign exchange revenues	**76**	72	66	67	61
Trust services and mutual funds	**285**	244	210	160	96
Insurance revenues	**102**	90	87	69	68
Other	**173**	192	172	169	267
	2,326	2,229	2,106	1,641	1,858
Domestic	**2,109**	1,998	1,947	1,595	1,856
International					
– United States	**57**	87	58	(3)	6
– Other	**160**	144	101	49	(4)
Other income as a percentage of total revenues on a taxable equivalent basis[2]	**60.4%**	61.0%	60.5%	54.7%	56.2%

(1) See "Financial Reporting Method" on page 8.
(2) In 2002, the $137 million impairment charge on an investment was excluded. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded.

Table 4 – Provision for Credit Losses

Year ended October 31 (millions of dollars)	**2005**	2004	2003	2002	2001
Provision for credit losses					
Personal	**46**	31	47	186	72
Commercial	**20**	57	60	154	102
Corporate	**8**	52	64	173	26
Real estate	**1**	1	7	20	11
Other	**–**	–	(1)	(13)	(6)
Total	**75**	141	177	520	205
General allowance for credit risk	**(42)**	(55)	–	(30)	–
Provision for credit losses charged to income before discontinued operations	**33**	86	177	490	205
Provision for credit losses charged to discontinued operations	**–**	–	–	(51)	120
Total provision for credit losses charged to income	**33**	86	177	439	325
Net average loans and acceptances	**45,926**	41,060	39,324	38,394	39,276
Discontinued operations	**–**	–	–	–	3,925
Total	**45,926**	41,060	39,324	38,394	43,201
Provision for credit losses as a percentage of net average loans and acceptances	**0.07%**	0.21%	0.45%	1.14 %	0.75%
Allowance for credit losses					
Balance at beginning	**580**	634	666	896	965
Transfer from allowance for assets held for disposal	**–**	–	–	(45)	–
Provision for credit losses charged to income:					
related to ongoing operations	**33**	86	177	490	205
related to discontinued operations	**–**	–	–	(51)	120
Write-offs[1]	**(215)**	(199)	(259)	(673)	(402)
Recoveries	**57**	59	50	49	8
Balance at end	**455**	580	634	666	896
Composition of allowances					
Country risk allowance					
Portion related to loans	**–**	–	19	22	38
Portion related to securities	**4**	2	4	4	17
Specific allowances	**143**	228	206	235	341
Allocated general allowance	**241**	272	300	296	306
Unallocated general allowance	**67**	78	105	109	194

(1) Including exchange rate fluctuations

Table 5 – Operating Expenses

Year ended October 31 *(millions of dollars)*	**2005**	2004	2003	2002	2001
Salaries and staff benefits	**1,451**	1,359	1,287	1,147	1,064
Occupancy	**121**	148	142	128	125
Computers and equipment	**356**	334	312	305	310
Amortization	**63**	52	50	63	48
Messenger services and communications	**81**	77	80	77	69
Professional fees	**136**	118	112	99	92
Advertising and external relations	**69**	75	62	50	42
Stationery	**25**	26	26	28	27
Travel	**21**	20	21	17	16
Security and theft	**20**	14	16	24	16
Capital and payroll taxes	**56**	65	60	57	63
Other	**100**	100	89	45	117
Total	**2,499**	2,388	2,257	2,040	1,989
Domestic	**2,325**	2,194	2,082	1,999	1,956
International – United States	**105**	123	121	18	16
– Other	**69**	71	54	23	17
Operating expenses as a percentage of total revenues on a taxable equivalent basis[1]	**64.9%**	65.4%	65.3%	62.8%	62.7%

(1) In 2002, the $137 million impairment charge on an investment was excluded from other income. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded.

Table 6 – Change in Average Volumes

Year ended October 31 *(taxable equivalent basis)[1]* *(millions of dollars and as a percentage of average assets)*	**2005**		2004		2003		2002		2001	
	Average volume $	**Rate %**	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %
Assets										
Deposits with financial institutions	**8,646**	**2.24**	7,404	1.54	6,421	2.05	7,316	2.38	5,769	4.93
Securities	**26,354**	**2.95**	21,162	3.13	18,861	3.01	16,510	3.14	16,230	4.03
Residential mortgage loans	**16,211**	**4.65**	15,073	4.90	13,752	5.49	12,591	5.72	11,940	6.66
Personal loans	**8,519**	**5.65**	6,647	5.70	5,646	6.51	5,395	6.59	7,338	8.00
Business and other loans	**24,819**	**3.53**	20,447	3.61	20,169	4.16	21,221	3.87	20,512	5.28
Net impaired loans	**(208)**	**(0.48)**	(167)	(0.42)	(174)	(0.46)	(97)	(1.55)	102	1.86
Interest-bearing assets	**84,341**	**3.66**	70,566	3.73	64,675	4.11	62,936	4.12	61,891	5.50
Other assets	**6,561**	**–**	8,106	–	7,135	–	6,356	–	7,306	–
Total assets	**90,902**	**3.39**	78,672	3.34	71,810	3.71	69,292	3.74	69,197	4.92
Liabilities and shareholders' equity										
Personal deposits	**24,343**	**2.19**	21,861	2.47	21,390	2.69	21,420	2.96	21,108	3.84
Deposit-taking institutions	**6,549**	**2.74**	5,789	1.73	5,488	1.80	6,421	2.14	6,159	4.52
Other deposits	**26,198**	**2.36**	22,536	2.05	21,326	2.70	21,083	2.34	19,492	4.36
	57,090	**2.33**	50,186	2.20	48,204	2.60	48,924	2.58	46,759	4.15
Subordinated debentures	**1,565**	**6.38**	1,469	6.71	1,553	6.77	1,623	6.77	1,573	6.95
Obligations other than deposits	**20,365**	**1.93**	12,826	2.66	10,363	1.87	9,257	0.86	9,733	1.09
Interest-bearing liabilities	**79,020**	**1.97**	64,481	1.87	60,120	2.15	59,804	1.87	58,065	3.47
Other liabilities	**7,411**	**–**	10,070	–	7,670	–	5,522	–	7,210	–
Shareholders' equity	**4,471**	**–**	4,121	–	4,020	–	3,966	–	3,922	–
Liabilities and shareholders' equity	**90,902**	**1.71**	78,672	1.53	71,810	1.80	69,292	1.61	69,197	2.91
Gross margin		**1.68**		1.81		1.91		2.13		2.01

(1) See "Financial Reporting Method" on page 8.

Table 7 – Deposits

As at October 31 *(millions of dollars)*	**2005** $	**2005** %	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %
Personal	**26,385**	**42.6**	24,008	44.9	24,110	46.9	22,607	43.7	21,857	42.5
Commercial	**16,776**	**27.1**	14,419	27.0	14,668	28.5	13,882	26.9	11,295	22.0
Purchased funds	**18,816**	**30.3**	15,005	28.1	12,685	24.6	15,201	29.4	18,284	35.5
Total	**61,977**	**100.0**	53,432	100.0	51,463	100.0	51,690	100.0	51,436	100.0
Domestic	**55,524**	**89.6**	45,636	85.4	43,809	85.1	40,959	79.2	38,161	74.2
International – United States	**540**	**0.9**	957	1.8	877	1.7	2,814	5.5	4,315	8.4
– Other	**5,913**	**9.5**	6,839	12.8	6,777	13.2	7,917	15.3	8,960	17.4
Total	**61,977**	**100.0**	53,432	100.0	51,463	100.0	51,690	100.0	51,436	100.0
Personal deposits as a percentage of total assets		**24.5**		27.1		28.4		29.7		28.8

Table 8 – Sources of Regulatory Capital

As at October 31 *(millions of dollars)*	**2005**	2004	2003	2002	2001
Regulatory capital at beginning	**5,319**	5,369	5,294	5,876	5,221
Internally generated capital					
Net income	**855**	725	624	429	563
Other amounts affecting retained earnings	**–**	(1)	(4)	(2)	(107)
Dividends on common and preferred shares	**(312)**	(266)	(218)	(195)	(191)
	543	458	402	232	265
External financing					
Eligible subordinated debentures[1]	**194**	(29)	(87)	(71)	305
Preferred shares	**25**	–	75	(192)	–
Innovative instruments included in Tier 1 capital	**(11)**	(31)	(71)	(10)	20
Common shares	**65**	47	28	53	15
Repurchase of common shares	**(224)**	(382)	(298)	(306)	–
Non-controlling interest in subsidiaries	**128**	3	(17)	9	(1)
	177	(394)	(370)	(517)	339
Other					
Unrealized foreign exchange gains (losses), net	**(16)**	(16)	(11)	(2)	8
Other[2]	**(98)**	(100)	54	(295)	43
	(114)	(116)	43	(297)	51
Regulatory capital generated (used)	**606**	(50)	75	(582)	655
Regulatory capital at end	**5,925**	5,319	5,369	5,294	5,876

(1) After taking into account the issuance of a $500 million subordinated debenture on November 2, 2005
(2) Including the change in the eligible amount of the general allowance, amounts of regulatory capital deducted for goodwill charges, investments in companies subject to significant influence, amounts related to transfers of receivables and changes in contributed surplus

Table 9 – Regulatory Capital

As at October 31 *(millions of dollars)* *(in accordance with BIS guidelines)*	**2005**	2004	2003	2002	2001
Tier 1 capital					
Common shareholders' equity	**4,190**	3,829	3,722	3,601	3,624
Non-cumulative permanent preferred shares	**400**	375	375	300	492
Innovative instruments	**354**	365	396	467	477
Non-controlling interest	**133**	5	2	19	10
Less: goodwill	**(662)**	(662)	(660)	(661)	(305)
	4,415	3,912	3,835	3,726	4,298
Tier 2 capital					
Subordinated debentures	**1,602**	1,408	1,437	1,524	1,595
General allowance for credit risk	**308**	350	350	341	391
	1,910	1,758	1,787	1,865	1,986
Less: investments in companies subject to significant influence	**(360)**	(296)	(174)	(181)	(326)
Less: first loss protection	**(40)**	(55)	(79)	(116)	(82)
Total capital	**5,925**	5,319	5,369	5,294	5,876
Risk-weighted balance sheet items					
Cash resources	**1,306**	1,070	1,363	1,421	1,187
Securities	**2,269**	2,317	2,688	2,336	2,686
Mortgage loans	**5,121**	5,420	4,634	3,971	3,486
Other loans	**21,903**	18,849	18,360	19,478	23,030
Other assets	**5,650**	4,876	5,692	5,117	6,572
	36,249	32,532	32,737	32,323	36,961
General allowance for credit risk	**308**	350	350	341	391
	36,557	32,882	33,087	32,664	37,352
Risk-weighted off-balance sheet items[1]					
Letters of guarantee and documentary credit	**1,033**	874	606	751	1,180
Commitments to extend credit	**4,731**	4,431	4,075	3,872	4,415
Interest rate contracts	**110**	129	100	161	106
Foreign exchange contracts	**220**	166	230	221	374
Equity and commodity contracts	**418**	309	256	161	148
	6,512	5,909	5,267	5,166	6,223
Market risk items	**3,168**	2,032	1,707	1,148	1,121
Total risk-weighted assets	**46,237**	40,823	40,061	38,978	44,696
Assets-to-capital multiple[2]	**20.0**	16.8	15.9	14.5	13.1
Ratios – Tier 1 capital	**9.6%**	9.6%	9.6%	9.6%	9.6%
– Total capital	**12.8%**[3]	13.0%	13.4%	13.6%	13.1%

(1) Effective 2002, items are as at October 31. For 2001, letters of guarantee and documentary credit and commitments to extend credit are as at October 31; all other information is as at September 30.
(2) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined according to capital adequacy requirements.
(3) After taking into account the issuance of a $500 million debenture on November 2, 2005

Table 10 – Assets under Administration and Management

As at October 31 *(millions of dollars)*	National Bank Trust	National Bank Financial	National Bank Securities	Altamira Investment Services	Natcan Investment Management	National Bank Direct Brokerage	Bank excluding subsidiaries	**2005**	2004
Assets under administration									
Institutional	58,701	9,328	–	–	–	–	–	**68,029**	43,162
Personal	–	78,865	–	–	–	8,686	–	**87,551**	81,708
Mutual funds	11,853	–	7,448	3,709	–	–	–	**23,010**	18,592
Mortgage loans sold to third parties	–	–	–	–	–	–	5,132	**5,132**	4,033
Total assets under administration	70,554	88,193	7,448	3,709	–	8,686	5,132	**183,722**	147,495
Assets under management									
Personal	4,358	–	–	–	–	–	–	**4,358**	3,196
Managed portfolios	–	2,416	–	–	15,701	–	–	**18,117**	16,402
Mutual funds	–	–	–	–	14,935	–	–	**14,935**	13,505
Total assets under management	4,358	2,416	–	–	30,636	–	–	**37,410**	33,103
Total assets under administration/management – 2005	74,912	90,609	7,448	3,709	30,636	8,686	5,132	**221,132**	180,598
Total assets under administration/management – 2004	48,722	81,478	6,477	4,087	27,947	7,854	4,033		

Table 11 – Allocation of Loans by Borrower Category

As at September 30 *(millions of dollars)*	**2005** $	**2005** %	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %
Personal[1]	**9,647**	**20.2**	7,704	18.4	5,947	15.3	5,859	15.3	6,100	15.0
Residential mortgage	**15,929**	**33.3**	15,272	36.4	13,753	35.5	12,548	32.8	12,132	29.9
Non-residential mortgage	**1,186**	**2.5**	1,042	2.5	911	2.4	836	2.2	779	1.9
Agricultural	**1,796**	**3.8**	1,686	4.0	1,653	4.3	1,486	3.9	1,286	3.2
Financial institutions	**3,353**	**7.0**	2,415	5.8	1,277	3.3	1,583	4.1	1,231	3.0
Manufacturing	**2,249**	**4.7**	2,458	5.9	3,282	8.5	5,050	13.2	5,733	14.1
Construction and real estate	**1,277**	**2.7**	1,247	3.0	1,291	3.3	1,707	4.5	1,301	3.2
Transportation and communications	**442**	**0.9**	453	1.1	515	1.3	632	1.6	1,041	2.6
Mines, quarries and energy	**787**	**1.6**	763	1.8	774	2.0	601	1.6	742	1.8
Forestry	**174**	**0.4**	185	0.4	264	0.7	252	0.7	293	0.7
Government	**1,237**	**2.6**	1,080	2.6	1,286	3.3	921	2.4	819	2.0
Wholesale	**592**	**1.2**	612	1.5	558	1.4	807	2.1	1,682	4.2
Retail	**1,137**	**2.4**	1,108	2.6	1,296	3.3	1,281	3.3	1,423	3.5
Services	**6,372**	**13.3**	4,774	11.4	4,059	10.5	3,518	9.2	4,033	9.9
Other	**1,659**	**3.4**	1,101	2.6	1,912	4.9	1,169	3.1	2,011	5.0
	47,837	**100.0**	41,900	100.0	38,778	100.0	38,250	100.0	40,606	100.0

(1) Including consumer loans, credit card loans and other personal loans

Table 12 – Impaired Loans

As at October 31 *(millions of dollars)*	**2005**	2004	2003	2002	2001
Impaired loans, net					
Personal[1]	**25**	16	16	62	214
Commercial	**55**	82	98	99	210
Corporate	**27**	49	107	36	15
Real estate	**8**	11	25	44	32
Other	**2**	2	2	3	3
Discontinued operations	**–**	–	–	–	117
Total impaired loans, net[2]	**117**	160	248	244	591
Impaired loans, designated countries	**–**	–	3	2	–
Total impaired loans, net	**117**	160	251	246	591
Impaired loans, gross	**260**	388	476	503	970
Allowance for credit losses	**143**	228	225	257	379
Impaired loans, net	**117**	160	251	246	591
Provisioning rate	**55.0%**	58.8%	47.3%	51.1%	36.6%
As a percentage of net loans and acceptances	**0.3%**	0.4%	0.6%	0.6%	1.2%
As a percentage of common shareholders' equity	**2.8%**	4.2%	6.7%	6.8%	16.3%

(1) Including $17 million of net consumer loans in 2005 (2004: $14 million; 2003: $16 million; 2002: $22 million; 2001: $108 million)
(2) The Bank has no loans classified as past-due loans (90 days and over) other than those already designated as impaired.

Glossary of Financial Terms

❖ **Acceptance**: Short-term debt security that can be traded on the money market and which a bank guarantees on behalf of a borrower for a stamping fee.

❖ **Allowance for credit losses**: Allowance taken to absorb expected credit losses (loans, acceptances, letters of guarantee, letters of credit, deposits with other banks and derivatives). The allowance for credit losses comprises the country risk allowance and specific and general allowances for credit risk. It is increased by the annual provision for credit losses less write-offs, net of recoveries.

❖ **Assets under administration**: Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

❖ **Assets under management**: Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

❖ **Basis point**: Unit of measure equal to one one-hundredth of a percentage point (0.01%).

❖ **Capital ratio**: The ratio of regulatory capital to risk-adjusted assets, expressed as a percentage. The Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, consists of common shareholders' equity, non-cumulative preferred shareholders' equity and non-controlling interests in subsidiaries less goodwill; Tier 2, or supplementary capital, consists of the book value of other preferred shares and the eligible portion of subordinated debentures as well as the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent of Financial Institutions Canada defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital.

❖ **Documentary letters of credit**: Documents, issued by the Bank and used in international trade, authorizing a third party to draw drafts on the Bank up to a certain amount under specific terms and conditions and secured by the delivery of the related goods.

❖ **Hedging**: A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

❖ **Impaired loan**: A loan is considered impaired when, in the opinion of Management, there is reasonable doubt as to the payment of principal or interest. Any loan where payments are 90 days past due is considered impaired, unless there is no doubt as to the collectibility of principal and interest.

❖ **Letter of guarantee**: Irrevocable commitment by the Bank to make payments in the event that a client cannot meet its financial obligations to third parties.

❖ **Mark-to-market**: Valuation of securities and derivatives at market prices at the balance sheet date.

❖ **Master netting agreements**: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

❖ **Net interest income**: Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits. Net interest margin corresponds to the ratio of net interest income to average assets.

❖ **Net interest margin**: Net interest income as a percentage of average assets.

❖ **Percentage point**: Unit of measure equal to 1%.

❖ **Provision for credit losses**: Amounts added annually to the allowance for credit losses to bring it to a level deemed adequate, taking into account write-offs and recoveries with respect to specific loans.

❖ **Return on common shareholders' equity (or ROE)**: Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

❖ **Risk weighting**: Process by which risk-weighting factors are applied to the face value of certain assets in order to reflect comparable risk levels. Off-balance sheet instruments are converted to balance sheet (or credit) equivalents by adjusting the notional values before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

❖ **Securities purchased under reverse repurchase agreements**: Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

❖ **Securities sold under repurchase agreements**: Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

❖ **Securitization**: Transaction in which certain assets, such as mortgages or credit card receivables, are sold to an entity which finances their acquisition by issuing negotiable securities.

❖ **Taxable equivalent basis**: Calculation method used to gross up certain tax-exempt income (primarily dividends) by the income tax that would have otherwise been payable. The gross-up of such income permits a uniform comparison of the yield on the various types of assets such as net interest income, regardless of their tax treatment.

❖ **Value-at-Risk (VaR)**: Value-at-Risk is one of the Bank's principal market risk management tools. This simulation model calculates maximum daily losses, based on a confidence level of 99%, for the Bank's major categories of financial instruments and its aggregate portfolio.



NATIONAL BANK OF CANADA

2005 Consolidated Financial Statements

YOUR TRUSTED PARTNER | today and tomorrow

File No. 82-3764

Code of Professional Conduct


NATIONAL
BANK
OF CANADA

N.B. In this document, the masculine gender designates both sexes with no discrimination intended, and is used only to facilitate reading.

TABLE OF CONTENTS

I THE BANK'S CORPORATE VISION

The Bank's corporate vision is as follows: "National Bank of Canada seeks to be recognized as a prosperous, efficient and progressive financial institution renowned for its leadership, innovation and service quality that builds on its position of strength in Quebec in order to continue its expansion elsewhere in Canada and in other select markets." The achievement of this vision depends on the irreproachable behaviour of all employees, in keeping with National Bank's values of integrity, customer satisfaction, innovation, performance, cooperation, team spirit, efficiency and accountability.

2 PURPOSE OF CODE

The purpose of this Code of Professional Conduct (the "Code") is to define the behaviour that National Bank expects of its employees in order to safeguard the reputation enjoyed by the Bank and its subsidiaries, both in Canada and abroad, by establishing rules of conduct with respect to confidentiality, conflict of interest and professional conduct.

For us to achieve our goal and maintain the public's trust and preserve the quality of the work environment, we must abide by the six principles below and apply them in our day-to-day operations.

- Act honestly and with integrity
- Follow the law
- Treat others with respect
- Safeguard the confidentiality of information
- Avoid conflicts of interest
- Respect the organization

3 SCOPE OF APPLICATION

This Code applies to all employees and officers of the Bank and its subsidiaries and, insofar as the provisions of the Code are applicable to them, to the directors.

Managers who retain the services of trainees, contract employees, consultants and service providers will give them a copy of the Bank's Code and ensure that they undertake to follow the rules that it contains in the course of their business relationship with the Bank.

The rules set out in this Code are to be applied at all times and in all places when carrying out Bank duties, be they of a professional or social nature.

In order to support you in the application of this Code, a procedure for inquiries and reporting has been established.

4 DEFINITIONS

The legal or technical terms used in this Code are defined as follows:

Bank

National Bank of Canada and its subsidiaries.

Confidential information

Any non-public information regarding the Bank, its employees, its clients, its suppliers and its shareholders.

Employee

Any members of the Bank's staff, including its officers.

Kiting

Fraud made possible by the delay in clearing a cheque.

Personal information

Any information concerning an individual, whether that person is a Bank client, employee or third party, which taken alone or in combination with other information allows that individual to be identified. The name and title of a Bank employee, and his business address and telephone number are not considered personal information.

Privileged or inside information

Any information that is still non-public and that could affect the decisions made by a reasonable investor or influence the value or market price of the securities of a public company, including information concerning:

- the issue of shares or debt securities
- a change in dividend policy
- a material change in management
- a material change in the business of the Bank or its clients

Public company

A company whose securities are publicly traded.

Securities

Any securities recognized as such in the industry.

5 PRINCIPLES

5.1 ACT HONESTLY AND WITH INTEGRITY

We will carry on our business with respect for the privacy and reputation of others, for human rights based on equality and non-discrimination, and for the principles of honesty and integrity.

- **Respect for clients**

  - Our relations with clients are founded on the principles of honesty, credibility and mutual trust. We will act with integrity, diligence and competence in order to respect these principles.

  - In our dealings with clients, we abide by the principles set out in the Charter of Human Rights and Freedoms and treat all clients equally, regardless of age, sex, race, colour, religion, marital status, national or ethnic origin, sexual orientation, family status, disability or conviction for which a pardon has been granted.

  - We will demonstrate professionalism, transparency and integrity in all our communications with clients in order to provide complete information and advise them properly, without directly or indirectly misleading or deceiving them by action or omission.

  - The advertising that we use will be clear and accurate, and will at all times respect the standards set by the Bank.

  - We will be sure to provide full, frank disclosure in any transaction with clients of all rates, terms and conditions concerning products and services they purchase.

  - We will use due diligence in finding out clients' personal financial situations, such as their needs, knowledge of investments, investment objectives and their tolerance to risk. In addition, we will inform them of the products and services which are best suited to their needs based on their personal financial situation.

  - We will give advice and carry out transactions in accordance with our qualifications and position at the Bank; we will respect the limitations of our qualifications or registration with competent authorities, as applicable

  - If we do not have the required certification or registration, we will refer clients who ask for advice on investments, securities, trusts or any other specialized matters to a qualified employee within the Bank or one of its subsidiaries. If we are unable to refer clients to such an employee, we will suggest that clients contact an external advisor of their choice.

  - We will not exert any undue pressure to force a client to buy a product or service in order to obtain another product or service offered by the Bank. We will respect the Bank's policies regarding credit risk management and the instructions regarding customized pricing and cross-selling.

- **Relations with shareholders**

    - The information distributed to shareholders will be clear and concise.

    - Financial information regarding the Bank will be distributed regularly, notably through the publication of consolidated financial statements providing, in all material respects, a faithful picture of the Bank's financial situation and operating results.

5.2 FOLLOW THE LAW

Our operations will at all times comply with the laws and regulations that apply to the Bank (the "Law"), both in Canada and abroad.

- **Compliance with the Law**

    - We will at all times act in compliance with the letter and the spirit of the Law and avoid acts or voluntary omissions that could result in violation of the Law

    - Our by-laws, permanent instructions, policies, procedures and other sector codes of professional conduct in effect at the Bank will all be drafted in accordance with the Law. We must respect them at all times. Employees who work in certain sectors of activity are equally bound to abide by the rules of conduct specific to their sector.

    - Employees who, for the purpose of their position, must be members of professional orders or holders of a certificate or licence delivered by a competent authority will at all times respect the rules of membership and professional conduct established by such order or authority, and will ensure that they renew their certificate or registration. They are responsible for becoming familiar with the rules that apply to them and complying with them.

    - In the event of a conflict between this Code and any other by-laws, permanent instructions, policies, procedures or other codes, or legislation governing the Bank, we will comply with the rule that is most stringent.

    - We will not enter into an agreement with our competitors regarding pricing or service proposals, unless authorized by the Law.

    - When we are aware of an occurrence or a situation which is irregular or which may be in violation of the Law, of this Code or of Bank policies, we will promptly report it, in accordance with the reporting process set out in this Code.

- **Fraudulent transactions, money laundering and terrorist financing**

    - We will refrain from being directly or indirectly involved in fraudulent transactions

    - We will not, directly or indirectly, take part in unlawful activities such as theft, fraud, manipulation of accounting files or the issuing of NSF cheques covered by one or more other NSF cheques (kiting).

    - We will not allow, facilitate or participate in money laundering activities by accepting, transferring, converting or concealing money obtained from criminal activities or related to terrorist financing. We are familiar with, and will comply with, the Policy on money laundering and the financing of terrorist activities

5.3 TREAT OTHERS WITH RESPECT

Respect and non-discrimination characterize our relations with employees and the general public. We will not tolerate any form of harassment at work

- **Employee relations**

  - We seek to foster communication and teamwork among employees. We will ensure that our communication is constructive, professional and effective, and that relevant information is exchanged when carrying out our duties, while ensuring the confidentiality of personal information.

  - The Bank promotes a work environment free of all discrimination or harassment, as set out in the Harassment Policy. The Bank takes all reasonable means available to ensure that no employee is subjected to discrimination or harassment, and undertakes to promote a healthy work environment and harmonious professional relations based on mutual trust and respect, so as to ensure the well-being of its employees.

  - If we become aware that a co-worker or other person is behaving in a way that could be prejudicial to an employee's dignity or could embarrass him, we must notify our superiors immediately.

  - We may also contact the Employee Relations Department or call the Employee Ombudsman, who handles all cases in a confidential manner.

  - The Bank is committed to diversity in the workplace and promotes employment equity and a work environment free of discrimination on the grounds of age, sex, race, colour, religion, marital status, national or ethnic origin, sexual orientation, family status, disability or a conviction for which a pardon has been granted.

  - The Bank is also committed to the health, security and well-being of employees. We must take the necessary steps to create and maintain a healthy and safe work environment.

  - When carrying out our duties, whether on Bank premises or elsewhere, we may not possess or take illegal drugs or be under the influence of such drugs, or misuse prescription drugs. Similarly, when carrying out our duties on Bank premises or elsewhere or during activities organized or supervised by the Bank, we will be responsible in our consumption of alcohol and must at all times be in full possession of our faculties and behave professionally.

- **Relations with the community**

  - Aware of its important role within the community, the Bank supports and finances projects aimed at enhancing the community's well-being.

  - The Bank encourages us to participate in community related activities whether it be educational, cultural or health and welfare, provided they do not interfere with our work at the Bank.

  - However, we must be sure to obtain our manager's authorization to use the name of the Bank when we participate in these types of activities.

  - Respecting and preserving the environment are an integral part of the Bank's social responsibilities, and we will promote and implement sound practices in this regard.

- In addition, our decisions, particularly with regard to credit matters, will take into account their impact on the environment and we will comply with Bank policies in this regard

5.4 SAFEGUARD THE CONFIDENTIALITY OF INFORMATION

We will maintain the accuracy, confidentiality, security and privacy of information we have concerning the Bank, employees, clients, suppliers and shareholders.

- **Respect for confidentiality**

  - We will respect and maintain confidential information, unless disclosure of the information is permitted by Law or required by court order. Without limiting the generality of the foregoing, records, internal reports, procedures, documents, business plans, IT hardware, software and programs used at the Bank, applications for patents, trademarks, copyright, industrial designs, client lists, non-public financial results, strategies and methodologies specific to the Bank, agreements, audit reports and personal notes on client files are confidential and are not to be disclosed without specific authorization.

  - We are familiar with and abide by the policies regarding the protection of personal information in effect at the Bank as well as all policies and standards governing the security of information, the purpose of which are to safeguard the confidential nature of personal information.

  - Unless such disclosure is permitted by Law or required by court order, we will not disclose any personal information acquired in the performance of our duties to third parties or other employees who are not on a "need-to-know" basis, including information regarding a client, an employee, or the client status of an employee.

  - We will at all times be sure to protect the personal and confidential information in our possession, whether it is on Bank premises or elsewhere, regardless of the means we use to disclose such information.

  - We will take the necessary steps to safeguard personal and confidential information we acquire or use in the performance of our duties, and in particular by:

    - Not leaving files or documents containing personal or confidential information where they can be seen by the public or other employees who are not involved, and by keeping them in a safe place where access is limited to individuals who require access to such information to carry out their duties;

    - Not publicly discussing Bank business in such a way as to compromise personal or confidential information;

    - Being careful when using any computerized, electronic or communications equipment, media or tool, including laptops, handheld computers, and cordless or cellular phones;

    - Protecting our portable computer equipment, media and tools, and the information they contain, against theft or loss;

    - Complying with security standards when consulting or sending personal and confidential information by fax or electronically;

- Taking appropriate measures to dispose of or transmit documents containing personal or confidential information in order to preserve their confidential nature (encryption, shredding, archiving, etc.).

- The obligations regarding confidentiality mentioned in this section must be respected at all times and continue to apply after termination of employment at the Bank. Employees who leave the Bank remain bound by the obligation to safeguard the privacy of personal and confidential information. Moreover, all personal and confidential information belongs to the Bank and must be returned when employment ceases.

- When dealing with the Bank's contract employees, consultants and suppliers, we will ensure that they comply with standards that are as strict as those in effect at the Bank regarding confidentiality so as to protect the personal and confidential information disclosed to them.

5.5 AVOID CONFLICTS OF INTEREST

In order to maintain the trust of clients and of the general public and conduct ourselves with integrity and accountability, we will abide by the rules established by the Bank regarding situations that could result in a conflict of interest.

- **Conflicts of interest**

  We will take the measures required to avoid any real, potential or perceived conflicts of interest.

- A conflict of interest exists when an employee finds himself in a situation that could eventually, directly or indirectly, make him choose:

  - between the Bank's interests or his clients' interests and his own personal interests, his business interests or the interests of a person related to him in any way;

  - or between the interests of two of his clients, or

  in any situation that could eventually affect his judgment and his loyalty to the Bank.

- If an employee learns that a client, other than a member of his family, has designated him as a beneficiary of his assets or property from his estate, he must inform his superior. The employee may be forced to refuse the bequest or cease carrying out transactions or managing accounts for the client if there is any real, potential or perceived conflict of interest.

- Without limiting the generality of the foregoing, it is particularly forbidden to:

  - Disclose or use personal or confidential information acquired in the performance of our duties for our own personal gain or that of someone else. This obligation continues to apply after termination of employment;

  - Take advantage of a situation or a position for our own personal gain or that of a person related to us in any way;

  - Influence or try to influence Bank negotiations or transactions for our own personal gain or that of a person related to us in any way;

- Act as estate liquidator or executor for a client, whether or not we are remunerated, unless it is the estate of a member of our family. In this case, we must immediately inform our superior and, if applicable, cease managing this file;

- Act as agent for a Bank client, in particular by accepting power of attorney or signing or endorsing a cheque on behalf of a client, unless the client is a family member;

- Give preferential treatment to, or unduly favour, certain clients or suppliers;

- Operate a business which is a competitor of the Bank, hold a position with a competitor, conduct business for a competitor or promoting a competitor;

- Operate a business or have a job that could interfere with our work at the Bank;

- Work for our own business or for that of a third party during business hours;

- Carry out a transaction, negotiate or conclude a contract on behalf of the Bank, particularly a loan agreement, involving ourselves or a family member living at the same address or an enterprise, partnership or corporation in which we or said family member has an interest;

  If the transaction or contract involves a family member not living at the same address as us, a person with whom we are close or an enterprise, partnership or corporation in which we or said family member has an interest, we must first disclose this situation to our immediate superior, who must check and countersign any such transaction, negotiation or contract.

- Have someone other than those authorized in the Bank's policies benefit, directly or indirectly, from the banking advantages and privileges to which we are entitled as Bank employees.

- The following actions are also forbidden unless we first obtain authorization from our immediate superior in writing:

  - Form a partnership with or do business with a Bank client or supplier;

  - Use the equipment or services of Bank employees other than in the performance of our duties, except insofar as this use is reasonable and in accordance with the Bank's policies;

  - Perform activities not related to our duties during business hours.

- It is impossible to draw up an exhaustive list of all situations that could constitute a conflict of interest. Therefore, when we are aware of an actual, potential or perceived conflict of interest, we must promptly report it to our superior or make the necessary inquiries as set out in the Code. Moreover, if we are personally involved in the situation, we must follow the recommendations or guidelines in this regard issued by our superior or those responsible for enforcing the Code.

- **Gifts, entertainment and payments**

  - If an existing or potential client, consultant or supplier gives us a gift or entertainment for ourselves, a person to whom we are related or close, or a third party, we are to exercise discretion before accepting it, taking into account the rules set out above regarding conflicts of interest, as well as the following:

    - The spirit (circumstances and frequency) in which the gift or entertainment is given must be neutral and legitimate (i.e. done only in the spirit of business courtesy);

    - The gift or entertainment must be of a reasonable value;

    - The gift or entertainment must not influence in any way the decisions we make or will have to make in the performance of our duties;

    - The gift or entertainment must not create a sense of obligation.

    - The gift or entertainment must not create an embarrassing situation for ourselves or the Bank if it were known by the public;

    - The value of the gift or entertainment would have been reimbursed by the Bank as a legitimate and reasonable expense had you had to pay for it. If in doubt, employees must consult their superior and follow his instructions.

  - Cash gifts or gifts in the form of cheques must never be accepted, regardless of the circumstances in which they are offered.

  - We are forbidden to solicit or encourage the giving of gifts or entertainment by an existing or potential client, consultant or supplier, except if such solicitation is done on behalf of a charitable organization.

  - We are forbidden to solicit, accept or offer discounts, secret commissions, bribes or other similar payments in the performance of our duties. We must inform our superiors of any such occurrence involving another employee, a client, a supplier or a third party.

    We must not behave in such a way as to suggest that we would accept any advantage listed in the preceding paragraph.

- **Appointment as director of a company**

  - We may not accept an appointment as director of a company or other entity without obtaining prior authorization in accordance with the provisions of the Bank's policy on outside directorships.

  - When we sit on the board of directors of a company or other entity, we are to refrain from voting on any matter concerning the Bank.

- **Privileged or inside information**

  - The disclosure of material information concerning the Bank required by securities authorities must comply with the rules set out in the applicable policy, in particular with respect to what information must be disclosed, when and how this information must be disclosed, to whom it must be disclosed, and who must disclose it.

- When we have access to privileged information, we must comply with the applicable policy that sets out our obligations regarding the use of privileged information, the restricted list, measures for protecting privileged information and firewalls. All individuals designated in this policy must comply with it at all times.

- Until such time as privileged information is duly disclosed to the public, we cannot use it or relay it for our own personal gain or that of others.

- **Trading in Bank securities**

  - Under the Bank Act and Canadian securities legislation, trading in the Bank's securities by insiders is regulated.

  - Insiders must comply with the rules of conduct governing insider trading in securities of the Bank and its subsidiaries, which set out the restrictions on trading in Bank securities.

5.6 RESPECT THE ORGANIZATION

Loyalty to the Bank governs our behaviour and we see to it that Bank assets and property in our custody or under our control are maintained.

- **Respect for the organization**

  - We will refrain at all times from declaring any fact or making any statement that may discredit the quality of the Bank's products or services, or tarnish its image or reputation with clients and the general public. This obligation continues to apply after termination of employment.

  - We will avoid participating, directly or indirectly, in activities that may compromise the Bank's interest, image or reputation.

  - We will use the Bank's name, trademark and any other form of its intellectual property exclusively for business purposes in accordance with applicable standards in this regard.

  - If we are aware of any wrongful acts or fraudulent offences or know of any circumstances, events, deeds or actions that could be detrimental to the Bank's interests or its reputation for integrity, or if we are aware of any other breach of this Code, we are obliged to report it in the manner prescribed in the Code.

  - If we are involved in an internal or legal investigation regarding the Bank's business, we undertake to cooperate and not to discuss the matter with third parties. No reprisals, including threats or attempts to impose such reprisals, will be taken against any individuals simply because they are involved in the investigation.

- **Protecting computerized data and using electronic networks**

  - Computerized data are important Bank assets that ensure that the Bank is positioned competitively in the market.

- All information circulating on the Bank's electronic networks belong to the Bank, which may process and dispose of such information as it sees fit. In addition, an employee's use of electronic networks may be monitored at any time without notice.

- When using or accessing computerized data, we will be familiar with and apply the rules regarding the security of information set out in the Bank's policies and standards. Without limiting the generality of the foregoing, we must ensure:

  - the security of our workstation and the confidentiality of our access privileges, such as user and workstation codes and passwords;

  - the exclusive use of our user and workstation codes and passwords by refraining from knowingly using the same codes as another employee;

  - the confidentiality and ownership of the documents, information and programs belonging to the Bank;

  - the standards of access and physical security of the computer equipment;

  - compliance with copyright, including policies on the copyright of websites consulted and compliance with the terms of user licenses for the software and programs installed on the Bank's workstations.

- When using the Bank's electronic networks, we will be familiar with and apply the Bank's policies and guidelines on the use of electronic networks. Without limiting the generality of the foregoing, we must ensure that:

  - during our working hours, the electronic networks are used to carry out our duties;

  - information sent via electronic networks complies with the Bank's security standards

  - communications sent via electronic networks are not defamatory, offensive, harassing or threatening, do not contain any illicit message and are courteous, polite and respectful;

  - the Bank's computer systems are not used for illicit purposes, such as visiting sites that contain obscene or offensive material, and that copyright regulations are not violated.

- If we are aware that the Bank's information security measures have been violated or an attempt has been made to access the Bank's computer systems without authorization, we will inform our superior immediately.

- **Relations with the media**

  - Communications with the media may only be made by the spokesperson for the Bank and its subsidiaries, or by another individual authorized to represent the Bank in dealings with the media.

- **Bank funds**

  - We are accountable for funds over which we have control. In particular, we are responsible for the custody of the Bank's assets including cash, cheques, cash advances, credit cards and calling cards.

  - It is forbidden to appropriate or attempt to appropriate funds belonging to the Bank. In such a case, the funds that were appropriated, and any gain resulting from the use of the funds, must be returned to the Bank, which will decide how to dispose of it.

  - If a gain is made on goods or services acquired using Bank funds such as business promotion expenses, employees must inform their superior, who will decide how to deal with the gain.

  - The expenses we incur for and on behalf of the Bank must be reasonable and relevant.

- **Political activities**

  - If we express our own personal opinion, we must make sure that the Bank is not implicated.

  - The previous paragraph is not intended to restrict our right to be involved in, or personally contribute to, political activities. The Bank has provisions in place for leave without pay for public duty if we are actively involved in politics.

- **Records and vouchers**

  - All the Bank's records, ledger books, reports, invoices, payslips and other documents must present a complete and accurate statement of the transactions performed. It is therefore forbidden to falsify documents or omit any data affecting the accuracy of a report, draw up false or erroneous reports or produce false statements.

  - We must ensure the integrity of all information, reports, records and any other documents sent to regulatory authorities and internal or external auditors

  - If we are aware of an error, misconduct, omission, inaccuracy or falsification in the preparation, evaluation, audit or content of the Bank's books, reports, records, financial statements or other documents, we must immediately report this irregularity or our concerns, in accordance with the Bank's policy for reporting accounting irregularities.

6 ANNUAL ACKNOWLEDGEMENT AND UNDERTAKING TO RESPECT THE CODE

Before starting work at the Bank, employees are to acknowledge in writing that they have received and read this Code (and any amendments to it) and, as a condition of their employment, agree to abide by the rules it contains and to discharge their obligations under the Code.

Thereafter, it is the employee's responsibility to be familiar with the contents of the Code and any amendments made to it, and to annually acknowledge his undertaking to comply with the Code as a condition of employment.

The electronic version of the Code is the most up to date, and must be complied with at all times.

7 INQUIRIES AND REPORTING

The purpose of the Code is to serve as a guide to employees, trainees, contract employees, consultants and suppliers regarding the appropriate conduct when carrying out their duties for the Bank. Several options are available if we need information or want to report a situation that appears to be irregular or in breach of this Code.

Inquiries

Employees must address any inquiries regarding the application or interpretation of this Code to their immediate superior, their superior's superior, the Human Resources Service Centre or one of the designated resource persons, as they see fit depending on the circumstances. Requests for information will remain confidential whenever possible and appropriate.

Reporting

Any behaviour that contravenes the provisions of this Code or any of the Bank's other policies, standards and permanent instructions, or any Law applicable to the Bank must be reported immediately. Employees must report any misconduct to their superior, their superior's superior, the Human Resources Service Centre or one of the persons responsible for overseeing the application of this Code, as they see fit depending on the circumstances. Their identity will remain confidential whenever possible and appropriate.

Anonymous reporting

Employees who wish to remain anonymous when requesting information or reporting a situation may do so by contacting the Employee Ombudsman.

Reporting accounting irregularities

Employees must immediately notify the Client Ombudsman of any concerns regarding accounting or auditing matters or any accounting irregularity, in accordance with the terms of the policy on reporting accounting irregularities, as well as any breach of the provisions of this Code with respect to accounting irregularities. The Bank will take the necessary measures to ensure the confidentiality of the information disclosed and the anonymity of the reporting individual.

Protection against reprisals

An individual who makes an inquiry or, in good faith, denounces an actual or potential breach of this Code or other Bank policies, standards or permanent instructions or a Law applicable to the Bank, will in no way be subjected to reprisals. However, any individual who engages in a forbidden activity is liable to disciplinary measures, even if reporting the violation himself. If disciplinary measures prove warranted, the Bank may, depending on the circumstances, take into consideration the individual's decision to report the violation. Similarly, any false, unreasonable, frivolous or vicious allegation constitutes an offence and will result in disciplinary measures.

8 PENALTIES

Employees in breach of this Code are liable to disciplinary measures up to and including dismissal in accordance with the Bank's policy on corrective measures. Trainees, contract employees, consultants or suppliers who do not comply with the Code are likely to have their contract cancelled.

In addition, certain breaches of the Code may result in legal proceedings against the individual.

9 GENERAL NATURE OF CODE

The rules of conduct presented in this Code are not exhaustive; they serve to complement the by-laws, policies, permanent instructions and other rules governing employee conduct and with which all employees must comply at all times. Moreover, they do not restrict the Bank's management rights with regard to its employees.

The names of the policies and rules contained in this Code may be modified from time to time in the normal course of business. Employees must at all times comply with the provisions of the most recent version of these policies and rules.

10 RESOURCES DEDICATED TO THE APPLICATION OF THE CODE

The Compliance and Employee Relations sectors are jointly responsible for supporting managers and employees with a view to ensuring the Code is applied in a diligent and uniform manner and its rules are respected. These units are also responsible for implementing the measures needed to ensure that employees are familiar with the Code, informed of its content, and interpret it in a uniform manner, and that consistent disciplinary measures are taken if it is breached. They also recommend amendments to the Code so that it continually reflects the rules needed to safeguard the Bank's reputation.

File No. 82-3764

For immediate release


NATIONAL
BANK
OF CANADA

Press Release

National Bank of Canada announces a buyback program of a maximum of 5 per cent of its common shares

Montreal, January 19, 2006 - National Bank of Canada today announced its intention to make a normal course issuer bid to buy back up to 5% of its issued and outstanding common shares. The notice of intention has been filed with, and approved by, the Toronto Stock Exchange.

The notice provides that the Bank may, during a maximum period of 12 months commencing January 23, 2006 and ending January 22, 2007, purchase on the Toronto Stock Exchange up to 8,278,000 common shares in total. The Bank will pay the market price for the shares at the time of acquisition. The actual number of common shares which may be purchased, and the timing of any such purchases, will be determined by the Bank. The common shares acquired pursuant to the normal course issuer bid will be cancelled.

There were 165,575,844 common shares of the Bank issued and outstanding as at January 16, 2006. Under its previous normal course issuer bid, the Bank purchased and cancelled 5,950,500 common shares.

The normal course issuer bid program represents a proper use of the Bank's surplus funds and is being established to enhance shareholder value.

About National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has assets of about $107.6 billion and, together with its subsidiaries, employs close to 17,000 people. National Bank's securities are listed on the Toronto Stock Exchange (TSX:NA). For more information, visit National Bank's website at www.nbc.ca.

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Information *(the following telephone number and e-mail address are intended solely for the use of journalists and other media representatives)*:

Denis Dubé
Director of Public Relations
National Bank of Canada
Tel.: (514) 394-8644
E-mail: denis.dube@bnc.ca